The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.
As confidentially submitted with the Securities and Exchange Commission on August 23, 2023
Registration Statement No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
FrontView REIT, Inc.
(Exact name of registrant as specified in its governing instruments)
3131 McKinney Avenue, Suite L10,
Dallas, Texas 75204
(469) 906-7300
(Address, including Zip Code and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Stephen Preston
Chairman of the Board, Co-Chief Executive Officer and Co-President
3131 McKinney Avenue, Suite L10,
Dallas, Texas 75204
(469) 906-7300
(Name, Address, including Zip Code and Telephone Number, including Area Code of Agent for Service)
Copies to
Stuart A. Barr Fried, Frank, Harris, Shriver & Jacobson LLP 801 17th Street, NW Washington, DC 20006 (202) 639-7000	Kerry E. Johnson Anna K. Spence DLA Piper LLP (US) 444 West Lake Street, Suite 900 Chicago, Illinois (312) 368-4000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter became effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,
Preliminary Prospectus Dated August 23, 2023
     Shares

Common Stock
FrontView REIT, Inc. is an internally-managed net-lease REIT that acquires, owns and manages primarily outparcel properties that are net leased on a long-term basis to a diversified group of tenants.
We are offering     shares of our Common Stock. All of the shares of Common Stock offered by this prospectus are being sold by us. This is our initial public offering, and no public market currently exists for our Common Stock. We expect the initial public offering price of our Common Stock to be between $   and $   per share.
We intend to apply to list the shares of our Common Stock on the NYSE under the symbol “FVR.”
We intend to elect to qualify to be taxed as a REIT under the Code, commencing with our short taxable year ending December 31, 2023. We believe that as of such date we will have been organized and will have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate as a REIT in the future. Shares of our capital stock (including our Common Stock) are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Subject to certain exceptions, our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding shares of Common Stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our Common Stock.
We are an “emerging growth company” under the U.S. federal securities laws and, as such, have elected to comply with certain reduced disclosure requirements in this prospectus and in future filings that we make with the SEC. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 20 for factors you should consider before investing in our Common Stock.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters an option to purchase up to     additional shares of our Common Stock from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We expect to deliver the shares of our Common Stock to purchasers on or about    , 2023.
JOINT BOOK-RUNNING MANAGERS
MORGAN STANLEY	J.P. MORGAN	WELLS FARGO SECURITIES	BofA SECURITIES
CO-MANAGERS
CIBC CAPITAL MARKETS	CAPITAL ONE SECURITIES
The date of this prospectus is    , 2023.

i

We have not, and the underwriters have not, authorized anyone to provide you with information other than what is contained in this prospectus or in any free writing prospectus prepared by us. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.
We use market data and industry forecasts and projections throughout this prospectus and, in particular, in the sections entitled “Prospectus Summary,” “Market Opportunity,” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by RCG. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. Any forecasts prepared by RCG are based on data (including third party data), models, and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.
The historical operations described in this prospectus refer to the historical operations of our predecessor. We have generally described the business operations in this prospectus as if the historical operations of our predecessor were conducted by us. We also have presented all statistical data and information relating to our portfolio included in this prospectus as if the 50/50 Joint Venture Acquisition had already been completed.
Contemporaneously with the closing of this offering, we will complete the REIT Contribution Transactions and Internalization. Unless the context requires otherwise, all information set forth herein assumes the completion of the REIT Contribution Transactions and Internalization. For further information on the REIT Contribution Transactions and Internalization, refer to the section entitled “REIT Contribution Transactions and Internalization Transactions.”
Unless otherwise indicated, the information contained in this prospectus assumes (i) that the underwriters’ option to purchase additional shares of our Common Stock is not exercised and (ii) that the Common Stock to be sold in this offering is sold at $   per share, the midpoint of the price range set forth on the cover of this prospectus.
Non-GAAP Financial Measures
We use certain financial measures in this prospectus that are not calculated in accordance with GAAP. These non-GAAP financial measures include FFO, AFFO, EBITDA, EBITDAre, adjusted EBITDAre and annualized adjusted EBITDAre are in addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP. These measures should be read together with the corresponding GAAP measures. For definitions and reconciliations of these non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Certain Terms Used in This Prospectus
Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:
•	“2023 Equity Incentive Plan” means our 2023 Omnibus Equity and Incentive Plan, which we expect to adopt concurrently with the closing of this offering;
•	“50/50 Joint Venture” means our predecessor’s joint venture with entities representing certain Canadian investors for the ownership of 55 properties;
•	“50/50 Joint Venture Acquisition” means our predecessor’s acquisition, for cash, of the remaining 50% interest held indirectly by our predecessor in the 50/50 Joint Venture;
•	“ABS Notes” means the $ million in aggregate principal amount outstanding of our net-lease mortgage notes;
•	“ACM” means asbestos-containing materials;
•	“ADA” means the Americans with Disabilities Act, as amended;

•
“adjusted EBITDAre” means EBITDAre for the applicable fiscal quarter, as further adjusted to (i) reflect all investment and disposition activity that took place during the applicable quarter as if each transaction had been completed on the first day of the quarter, (ii) exclude certain GAAP income and expense amounts that we believe are infrequent and unusual in nature because they relate to unique circumstances or transactions that had not previously occurred and which we do not anticipate occurring in the future, and (iii) eliminate the impact of lease termination fees from certain of our tenants;

•
“AFFO” means adjusted funds from operations, which is a modification of FFO to include other adjustments to GAAP net income related to certain non-cash revenues and expenses, including straight-line rents, cost of debt extinguishments, amortization of lease intangibles, amortization of debt issuance costs, amortization of net mortgage premiums, (gain) loss on interest rate swaps and other non-cash interest expense, realized gains or losses on foreign currency transactions, Internalization expenses, extraordinary items, and other specified non-cash items;

•	“annualized adjusted EBITDAre” means adjusted EBITDAre for the applicable fiscal quarter multiplied by four;
•
“annualized base rent” or “ABR” means the annualized contractual cash rent due for the last month of the reporting period, and adjusted to remove rent from properties sold during the month and to include a full month of contractual cash rent for properties acquired during the last month of the reporting period;

•
“Awards” means, collectively, under the 2023 Equity Incentive Plan, any of the following types of awards to an Eligible Individual: nonqualified stock options (“NQSO”); SARs; Restricted Stock; RSUs; Performance Awards; dividend equivalent rights; Share Awards; LTIP Units; and Cash-Based Awards; and, to certain Eligible Individuals in accordance with Section 422 of the Code, incentive stock options (“ISOs”);

•	“bankruptcy proceeding” means any legal or equitable proceeding under any bankruptcy, insolvency, receivership, or other debtor’s relief statute or law;
•	“Canadian Investment Entities” means the intermediate entities through which Canadian investors will hold interests in the OP that will be issued pursuant to the REIT Contribution Transactions;
•
“Change in Control” means, for purposes of the 2023 Equity Incentive Plan, the occurrence of any of the following events with respect to the Company: (i) any person (other than directly from the Company) first acquires securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding voting securities, other than an acquisition by certain employee benefit plans, the Company or a related entity, or any person in connection with a non-control transaction; (ii) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; (iii) any merger, consolidation, or reorganization, other than in a non-control transaction; (iv) a complete liquidation or dissolution; or (v) sale or disposition of all or substantially all of the assets;

•	“Code” means the Internal Revenue Code of 1986, as amended;
•	“Code of Ethics” means our Code of Business Conduct and Ethics adopted by our board of directors, which applies to our directors, officers, and employees;
•	“Common Stock” means shares of our common stock, $0.01 par value per share;
•	“Contribution Agreements” means the Contribution Agreements, dated as of , 2023, by and among the Company, the OP, and ;
•
“Corporate Transactions” means, for purposes of the 2023 Equity Incentive Plan, a merger, consolidation, reorganization, recapitalization, or other similar change in the capital stock of the Company, or a liquidation or dissolution of the Company or a Change in Control;

•
“Covered Person” means, under the terms of the OP Agreement, any current or a former general partner of the OP, a member of such general partner, an affiliate of a current or former general partner of the OP, any officer, director, stockholder, partner, member, advisor, representative or agent of the OP or of a current or former general partner of the OP or any of their respective affiliates;

•
“CPI” means the Consumer Price Index for All Urban Consumers (CPI-U): U.S. City Average, All Items, as published by the U.S. Bureau of Labor Statistics, or other similar index which is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services;

•	“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended;
•	“EBITDA” means earnings before interest, income taxes, depreciation and amortization;
•	“EBITDAre” means EBITDA, as adjusted to exclude gains (losses) on sales of depreciable property and provisions for impairment on investment in real estate;
•	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;
•	“ERISA Plan” means a Plan subject to Title I of ERISA or Section 4975 of the Code;
•	“ESG” means environmental, social and governance;
•	“Exchange Act” means the Securities and Exchange Act of 1934, as amended;
•	“FATCA” means the Foreign Account Tax Compliance Act;
•	“FASB” means the Financial Accounting Standards Board;
•	“FCA” means the Financial Conduct Authority;
•	“FCCR” means fixed charge coverage ratio;
•
“FFO” means funds from operations, which is computed in accordance with the standards established by the Board of Governors of the Nareit. Nareit defines FFO as GAAP net income or loss adjusted to exclude net gains (losses) from sales of certain depreciated real estate assets, depreciation and amortization expense from real estate assets, gains and losses from change in control, and impairment charges related to certain previously depreciated real estate assets;

•	“FINRA” means the Financial Industry Regulatory Authority, Inc.;
•	“Founder” means Stephen Preston;
•	“Fried Frank” means Fried, Frank, Harris, Shriver & Jacobson LLP;
•	“fully diluted basis” means after the exchange of all outstanding OP Units for shares of our Common Stock on a one-for-one basis;
•	“GAAP” means accounting principles generally accepted in the United States of America;
•	“Interest Purchase Agreement” means the definitive purchase agreement, dated as of August 18, 2023, between one of our predecessor’s subsidiaries and our predecessor’s 50/50 Joint Venture partner;
•
“Internalization” means the internalization of the external management team, assets and functions previously performed for our predecessor by our external manager (controlled by our Founder) and its affiliates, pursuant to the terms of the Internalization Agreement, which will close contemporaneously with the closing of this offering;

•	“Internalization Agreement” means the Internalization Agreement, dated as of August 23, 2023, by and among the Company, the OP, NARS and certain affiliates of NARS;
•	“Investment Company Act” means the Investment Company Act of 1940, as amended;
•	“IRS” means the Internal Revenue Service;
•	“JOBS Act” means the Jumpstart Our Business Startups Act;
•	“LIBOR” means the London Interbank Offered Rate;
•	“LTIP Units” means a special class of units in the OP that are structured to qualify as “profits interests” for U.S. federal income tax purposes;

•	“Market Value” means the average of the closing trading price of our Common Stock on the NYSE for the 10 trading days before the day on which we received an OP Unit redemption notice;
•	“MGCL” means the Maryland General Corporation Law;
•	“MSAs” means metropolitan statistical areas in the United States;
•	“NADG” means North American Development Group;
•	“named executive officers” means Stephen Preston, Randall Starr, Drew Ireland and ;
•	“Nareit” means National Association of Real Estate Investment Trusts;
•	“NARS” means North American Realty Services, LLLP, a Florida limited liability limited partnership, which is our predecessor’s external manager;
•	“net debt” means debt less cash and cash equivalents and restricted cash;
•
“New Delayed Draw Term Loan” means our $  million unsecured delayed draw term loan, dated    , 2023, by and among the Company, the OP,    , as Administrative Agent and the other Lenders parties thereto, as amended from time to time;

•
“New Revolving Credit Facility” means our $   million unsecured revolving credit facility, dated    , 2023 by and among the Company, the OP,    , as Administrative Agent and the other Lenders parties thereto, as amended from time to time;

•	“NOL” means net operating loss;
•
“non-control transaction” generally means, for purposes of the 2023 Equity Incentive Plan, any transaction in which (i) stockholders immediately before such transaction continue to own at least a majority of the combined voting power of such resulting entity following the transaction; (ii) a majority of the members of the board of directors immediately before such transaction continue to constitute at least a majority of the board of the surviving entity following such transaction, or (iii) with certain exceptions, no person other than any person who had beneficial ownership of more than 50% of the combined voting power of the Company’s then outstanding voting securities immediately prior to such transaction has beneficial ownership of more than 50% of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction;

•	“NYSE” means the New York Stock Exchange;
•
“occupancy” or a specified percentage of our portfolio that is “occupied” or “leased” means as of a specified date (i) the number of properties that are subject to a signed lease divided by (ii) the total number of properties in our portfolio;

•	“OP” means FrontView Operating Partnership LP, a Delaware limited partnership;
•	“OP Units” means the units of limited partnership of the OP, other than LTIP Units;
•
“outparcel properties” or “outparcels” means single building properties leased primarily to one or two tenants that are in prominent locations with frontage on high-traffic roads that are visible to consumers;

•	“PCAOB” means The Public Company Accounting Oversight Board;
•	“Plan” means any entity whose underlying assets are considered to include “plan assets” (within the meaning of Section 3(42) of ERISA) of any such plan, account, or arrangement;
•	“plan asset regulations” means the regulations issued by the U.S. Department of Labor concerning the definition of what constitutes the assets of an employee benefit plan;
•	“predecessor” means NADG NNN Property Fund LP, a Delaware limited partnership, and its subsidiaries;
•	“QRS” means a qualified REIT subsidiary within the meaning of Section 856(i) of the Code;
•	“QSR” means quick-service restaurants;
•	“qualified stockholders” means certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements;
v

•	“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code;
•
“REIT Contribution Transactions” means the contributions of the interests in entities within our predecessor’s private REIT fund structure that directly or indirectly own our predecessor’s properties, pursuant to the terms of the Contribution Agreements, which will close contemporaneously with the closing of this offering;

•	“REIT Requirements” means the REIT qualification requirements set forth under Sections 856 through 860 of the Code and the applicable U.S. Treasury Regulations;
•
“rent coverage ratio” means the ratio of tenant-reported or, when unavailable, management’s estimate, based on tenant-reported financial information, of annual EBITDA, and cash rent attributable to the leased property (or properties, in the case of a master lease) to the annualized base rental obligation as of a specified date;

•	“restaurant” means quick service and fast casual / full service restaurants;
•	“Restricted Stock” means restricted stock grants;
•
“Revolving Credit Facility” means the $202.5 million secured revolving credit facility, dated March 8, 2021 and amended on July 31, 2021 by and among the OP, CIBC Bank USA, as Administrative Agent and the other Lenders parties thereto, as amended from time to time;

•	“RCG” means Rosen Consulting Group, a nationally recognized real estate consulting firm;
•	“RSUs” means restricted stock units;
•	“SARs” means stock appreciation rights;
•	“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002, as amended;
•	“SEC” means the Securities and Exchange Commission;
•	“Securities Act” means the Securities Act of 1933, as amended;
•
“Similar Laws” means Section 4975 of the Code, including an individual retirement account (“IRA”), or provisions under any other federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of ERISA or the Code;

•	“SOFR” means the Secured Overnight Financing Rate, which is a new index calculated by short-term repurchase agreements, backed by Treasury securities;
•
“Subsidiary OP” means the operating partnership entity within our predecessor’s private REIT fund structure whose interests will be contributed to the OP upon completion of this offering pursuant to the REIT Contribution Transactions;

•
“Subsidiary REITs” means the REIT entities within our predecessor’s private REIT fund structure whose interests will be contributed to the OP upon completion of this offering pursuant to the REIT Contribution Transactions;

•
“Term Loan Credit Facility” means the $17.0 million loan and security facility, dated as of March 31, 2022 by and among the 50/50 Joint Venture and CIBC Bank USA, as Administrative Agent, and the other parties thereto, as amended from time to time;

•	“TRSs” means taxable REIT subsidiaries within the meaning of Section 856(l) of the Code;
•	“UBTI” means unrelated business taxable income as defined in Section 512 of the Code;
•	“UPREIT” means an umbrella partnership real estate investment trust;
•	“USRPI” means a United States real property interest as defined in Section 897 of the Code;
•	“U.S. holder” means a beneficial owner of shares of our Common Stock that is for U.S. federal income tax purposes:
•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof (or the District of Columbia);
•
a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; and
•
“we,” “our,” “us,” “FrontView,” and “Company” mean FrontView REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including the OP, after giving effect to the REIT Contribution Transactions and Internalization, except where it is clear from the context that the term only means FrontView REIT, Inc. before giving effect to such transactions.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as the financial statements and related notes included elsewhere in this prospectus, before making an investment decision.
Our Company
FrontView is an internally-managed net-lease REIT that is experienced in acquiring, owning and managing outparcel properties that are net leased to a diversified group of tenants. We have chosen the name “FrontView” to represent our differentiated “real estate first” investment approach focused on outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers. We are a growing net-lease REIT and own a well-diversified portfolio of 259 outparcel properties across 33 U.S. states as of December 31, 2022. Our tenants include service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. Our Founder, Stephen Preston, who formed our company in 2016, previously served as a principal of NADG, an acquirer and developer of commercial, residential and net-lease real estate across the United States and Canada founded in 1977 and currently with approximately $5.0 billion of assets under management.
We focus on investing primarily in well-located, net-leased outparcel properties that provide high visibility to consumers. We believe our tenants value the prominent location of our outparcel properties with frontage on high-traffic roads that are highly visible to consumers and drive demand for their core business operations. In addition, our tenants are able to retain operational control of their strategically important locations through long-term net leases.
As of December 31, 2022, our portfolio comprised approximately 1.9 million rentable square feet of operational space and was highly diversified based on tenant, industry, and geography. As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR. Our portfolio’s occupancy rate was 97.7% and 98.9% as of December 31, 2022 and June 30, 2023, respectively. Our properties were leased to 272 tenants that represented 127 different brands, with no single tenant brand accounting for more than 3.4% of our ABR. As of December 31, 2022, approximately 41.2% of our tenants had an investment-grade credit rating. As of December 31, 2022, approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average minimum increase of approximately 1.7%. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options and approximately 97.9% of such leases (based on ABR) have renewal options.
From our inception in 2016 through 2022, our portfolio has grown to 259 properties. In order to benefit from increasing economies of scale as we continue to grow and as a part of our evolution toward entering the public markets, we have made the decision to internalize our management team and functions currently performed by our external manager and its affiliates, which will become effective upon completion of this offering. Upon closing of the Internalization, each member of our senior management team will become a full-time employee of FrontView. We intend to continue to execute our growth strategy, utilizing our long-standing, established relationships within the marketplace to source new acquisition opportunities. Following completion of this offering, we believe that our balance sheet, including cash on hand, expected borrowing capacity under our New Revolving Credit Facility and New Delayed Draw Term Loan, and overall leverage profile will enable us to continue to expand our portfolio.

Gross Book Value of Assets
$MM
$35
$35
$90
$55
$35
$219
$129
$90
$382
$163
$219
$484
$102
$382
$631
$147
$484
$729
$98
$631
2016
2017
2018
2019
2020
2021
2022
Existing Assets at Beginning of Year
Net Acquisitions

Our Competitive Strengths
We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish our Company from other market participants, allowing us to compete effectively in the single-tenant, net-lease market for outparcel properties:
•
Focused Portfolio of Well-Located Net-Lease Outparcel Properties. Pursuant to our “real estate first” investment strategy, we have acquired a highly curated portfolio of outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers, which we believe is important to our tenants’ operations and success. We are selective in acquiring outparcels and frequently decline opportunities that may otherwise pass certain financial tests if we do not believe in the quality and long-term viability of the real estate. In 2016, we made a strategic decision to acquire outparcel properties with frontage on high-traffic roads and today we have developed an extensive track-record in acquiring, owning and managing outparcel properties. As a result, we believe we are a market leader in acquiring, owning and managing outparcel properties and therefore are well positioned for future growth. We believe we have a differentiated strategy and competitive positioning, given our acquisition history and experience, that will enable us to aggregate assets within the outparcel market at scale efficiently.

•
Highly-Diversified Tenants, Brands, Industries, and Geographic Reach. Our portfolio is highly diversified based on tenant brands, industries and geography and is cross-diversified within each (e.g., tenant diversification within a geographic concentration). As of December 31, 2022, we had 272 tenants that operated 127 different brands. Our top 10 tenant brands (based on ABR) represented approximately 24.9% of our portfolio ABR as of December 31, 2022, with no single tenant brand representing more than 3.4% of our ABR. As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR. We believe this diversification positions us well for significant growth and helps mitigate the risks inherent in a concentration in only one or a few tenants, brands or geographies, including risks presented by tenant bankruptcies, adverse industry trends, and economic downturns or changes in a particular geographic area.

•
Creditworthiness of Tenants. We believe that underlying credit or financial wherewithal of a tenant is one of the more important criteria when evaluating an acquisition. When appropriate information is available, we focus on evaluating a tenant’s financial statements to understand performance, liquidity, leverage and key ratios, as well as sales volume and rent to sales coverage, at both the parent/corporate guarantor level and unit level. In addition, as part of our review of tenant creditworthiness we evaluate the details of each tenant’s brand, industry, and management team expertise and experience, amongst other factors. Substantially all of our leases are with the parent or corporate entity (direct or guarantee) for a tenant brand. As of December 31, 2022, approximately 41.2% of our tenants had an investment-grade credit rating.

•
Scalable Net-Lease Platform Well Positioned for Significant Growth. We expect to have approximately 14 employees upon completion of the Internalization. Our senior leadership, asset management and property management teams collectively have an average of more than 20 years of real estate and/or net lease real estate experience. We also have dedicated industry specialists who provide significant capabilities across real estate underwriting and origination, development, acquisition, financing, and property and asset management, and believe our platform is highly scalable. Given our management team and organizational structure, we expect that as our portfolio grows, we will not need to make a significant number of additional hires.

•
Value-Enhancing Asset and Property Management Teams. Our asset and property management teams focus on creating value and maximizing cash flow post-acquisition through active tenant engagement and risk monitoring and mitigation. Our experienced team of professionals work closely with tenants to identify their needs to help minimize tenant turnover, which in turn supports our strong occupancy levels. Our portfolio’s occupancy rate was 97.7% and 98.9% as of December 31, 2022 and June 30, 2023, respectively. Overall, our value-enhancing asset and property management strategies are key to long-term success in the net-lease real estate industry.

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Strong Balance Sheet with Conservative Leverage Profile. As of December 31, 2022, on a pro forma basis, we had approximately $  million of total debt outstanding (net of fees), with a fixed interest rate of approximately 3.4% and approximately $   million of cash and cash equivalents. In addition, upon completion of this offering, we expect to enter into our $   million New Revolving Credit Facility and $    million New Delayed Draw Term Loan. Upon completion of this offering and after giving effect to the repayment of debt with the net proceeds of this offering, we expect to have a net debt-to-annualized adjusted EBITDAre ratio of approximately  x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022.

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Experienced and Innovative Senior Leadership Team. Our senior management team has significant net-lease real estate, acquisition, development, finance, and capital markets experience, including working together since 2016 to collectively manage our operations from the ground up. Our senior management team has a strong investment track record and reputation as a proven and focused buyer of outparcels, having invested on behalf of our predecessor a total of approximately $729.0 million to acquire 259 net-lease outparcel properties as of December 31, 2022. Mr. Preston, our Founder, Chairman of the Board, co-Chief Executive Officer and co-President has more than 24 years of real estate and finance experience with outparcels and other real estate asset classes. Randall Starr, our co-Chief Executive Officer, co-President and member of our board of directors, has more than 20 years of experience in real estate, finance and corporate executive leadership. Messrs. Preston and Starr also have an extensive network of relationships in the net-lease real estate business, including with real estate brokers, financial advisors, and lenders, which we believe will continue to promote our growth and success. Following consummation of this offering and Internalization, Messrs. Preston and Starr will own an aggregate of approximately   % of the outstanding shares of our Common Stock on a fully diluted basis, which we believe promotes a strong alignment of interest with our stockholders.

Our Business and Growth Strategies
Our primary business objectives are to maximize cash flows, the value of our portfolio, and total returns to our stockholders through pursuit of the following business and growth strategies:
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Target Well-Located Outparcel Properties While Maintaining a Highly-Diversified Portfolio. We plan to continue our focused acquisition strategy to target well-located, net-leased outparcel properties that we believe are compelling real estate opportunities while maintaining our portfolio’s overall diversification based on tenants, brands, industries and geographic markets. We target specific acquisition opportunities in a highly selective manner using our “real estate first” investment approach. We are focused on acquiring outparcel properties that are well located, providing high visibility to consumers. We primarily seek e-commerce resistant tenants whose business operations are service-oriented, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services, as well as general retail tenants. We intend to pursue acquisitions of individual properties already subject to a net lease, including through sale leaseback transactions, and we also may pursue portfolio acquisitions that are significantly larger based on the desirability of the portfolio. We also believe that our ability to offer OP Units in tax-deferred transactions under current tax laws could give us flexibility in structuring and consummating acquisitions.
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Broad Market Relationships Drive Acquisition Pipeline. We believe our reputation and in-depth knowledge of outparcel properties will enable us to continue to expand our market relationships and enhance our acquisition activity. Since our founding in 2016, we have been an active buyer of outparcels and established a reputation as a proven and focused buyer of outparcels, encouraging brokers and sellers to transact with us. We intend to continue to leverage these market relationships to identify acquisition opportunities early, to source off market opportunities and to receive a ‘last look’ for other opportunities, all of which we believe will enhance our ability to capture compelling acquisitions.

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Consistent Internal Growth through Long-Term Net Leases with Strong Contractual Rent Escalations. We seek to acquire properties with long-term net leases in place that include contractual rent escalations over the lease term. As of December 31, 2022, substantially all of the properties in our portfolio were subject to net leases with an ABR weighted average remaining lease term of approximately 7.8 years, excluding renewal options. Approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average minimum increase of approximately 1.7% per annum. As of December 31, 2022, approximately 95.6% of our leases (based on ABR) contained fixed annual rent increases or periodic escalations over the term of the lease (e.g., a 10% increase every five years) and approximately 1.0% of our leases (based on ABR) contained annual lease escalations based on increases in the CPI.

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Proactively Manage Our Portfolio. We believe our proactive approach to asset management and property management helps enhance the performance of our portfolio through risk mitigation strategies. These strategies include active rent collection monitoring, potential property sales, lease extension or renewals and, when applicable, the repositioning of a non-performing property. We have successfully re-tenanted, re-merchandised and sold outparcel properties as vacancies have arisen in our portfolio. Our experience in the industry over the years has allowed our management team to develop a wide array of tenant / tenant representative and brokerage relationships that are key to the successful re-tenanting of an outparcel property. We believe that our proactive approach to asset management helps to identify and address issues, such as tenant credit deterioration, changes in real estate fundamentals, and general market disruption.

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Actively Manage Our Balance Sheet to Maximize Capital Efficiency. We seek to maintain a prudent balance between debt and equity financing, to obtain various funding sources, including both fixed and floating rate debt, and to reduce interest rate risk by minimizing exposure to floating rate debt in the current economic climate. As of December 31, 2022, on a pro forma basis, we had approximately $   million of total debt outstanding (net of fees) and approximately $   million of cash and cash equivalents. Upon completion of this offering, and after giving effect to the repayment of debt with the net proceeds of this offering, we will have a pro forma net debt-to-annualized adjusted EBITDAre ratio of approximately   x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of   . In addition, upon completion of this offering, we expect to repay in full the outstanding balance of the Revolving Credit Facility and Term Loan Facility and to enter into our $   million New Revolving Credit Facility and $   million New Delayed Draw Term Loan.

Our “Real Estate First” Investment Strategy
We believe our “real estate first” investment strategy, focused on outparcel properties, is highly differentiated and includes the following carefully considered set of criteria:
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Prime Properties in Desirable High-Traffic Locations. We selectively acquire outparcel properties that offer high-traffic locations with prime street frontage. We seek high-demand locations that provide certain inherent advantages such as advertising and brand building characteristics, high-customer traffic and, in some cases, drive thru-optionality that make these locations attractive for tenants and their business operations. In addition, we seek outparcel properties that offer high quality buildings and signage. We evaluate site locations using average daily traffic counts, typically seeking property locations with 15,000 cars or more at the closest corresponding intersection.

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Clearly Defined Target MSAs and Sub-Markets with Favorable Demographic Characteristics. We typically consider acquisition opportunities that are in MSAs and trade areas that have at least 50,000 residents within a 10-mile radius. Our acquisition team utilizes MSA data and other sources to pursue outparcel sites within locales exhibiting favorable demographic trends such as population growth, strong household incomes, locations of schools, offices, businesses and other demographic drivers. Excluding the State of California, we have acquired properties in each of the eight largest MSAs and 19 of the largest 25 MSAs in the United States.

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E-Commerce Resistant Tenants. We seek to acquire properties in locations that are typically sought-after by e-commerce resistant, service-based tenants. We believe high-traffic locations are attractive to these tenants, which often outperform the broader market during market downturns and have historically been more resilient.

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Favorable Physical Characteristics, Layout, and Site Position within Broader or Mixed-Use Location. We review the site location for each acquisition opportunity within the context of the overall development and the overall trade area. We focus on acquiring properties with favorable physical characteristics, including, but not limited to, the ability to add drive-thrus where appropriate, the ability to provide a significant number of parking spaces, sufficient land acreage to serve a variety of building types and tenants, easy access and unobstructed visibility from main roads.

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Locations that Appeal to Diverse Tenant Types. For each acquisition opportunity, we consider the site’s desirability for different tenant types, the site’s positioning within and size of the marketplace, the site’s zoning rights and restrictions and generally the site’s ability to accommodate different tenant industries.

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Sites with Potential for Value Creation. We also assess the potential for value creation over time by applying our asset management capabilities. For each acquisition opportunity, we review data to understand the performance of tenants within the marketplace, rents within the marketplace, tenant presence, duplicate tenant categories, void analysis and competing marketplaces or trade areas which help to understand market rent growth and potential occupancy trends.

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Smaller Asset Size. The outparcel properties that we seek to acquire typically have building sizes of approximately 10,000 square feet or less and have a typical purchase price between $1.5 million and $7.0 million. We believe there is generally more demand from and greater supply of e-commerce resistant, service-based tenants or other tenants for properties within this size range.

Market Opportunity
According to RCG, the net lease outparcel market in the United States is large and highly fragmented with many smaller, private owners. Within this market, there are more than 500,000 buildings with fast food, vehicle service or repair, convenience store, or bank activities according to RCG’s market study. Taking into account other service businesses that lease outparcels and were not included in the RCG study, we believe that the total number of properties in the outparcel market is even greater in scale. Based on our acquisition experience, the typical purchase price for outparcel properties is between $1.5 million and $7.0 million.
According to RCG, there may be an opportunity for a well-capitalized investor to aggregate assets within the large and fragmented outparcel market. We believe, based on our strong relationships with outparcel tenants, significant expertise in the outparcel space, the size and scalability of our platform, historical broker relationships and a balance sheet with significant liquidity, that we are uniquely positioned to capitalize on this opportunity.
Our Real Estate Investment Portfolio
To achieve an appropriate risk-adjusted return, we intend to maintain a highly-diversified portfolio of outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers and maintain diversity across geographic locations, tenants, and brands and that have cross-diversification within each. We discuss below our portfolio diversification based on several different metrics and information provided as of December 31, 2022.
Diversification by Tenant Brand
We primarily seek tenants that operate service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. As of December 31, 2022, our properties were occupied by 272 tenants that operated 127 different brands, with no single tenant brand accounting for more than 3.4% of our ABR.
The following table sets forth information with respect to each of our top 10 tenant brands (based on ABR) as of December 31, 2022:
Tenant Brands	ABR	% of ABR
Verizon	$1,576,961	3.35%
Adams Auto Group	$1,283,500	2.72%
CVS	$1,271,345	2.70%
Walgreens	$1,240,987	2.63%
Raising Canes	$1,233,781	2.62%
IHOP	$1,201,795	2.55%
Mammoth Car Wash	$1,165,432	2.47%
AT&T	$1,042,372	2.21%
Wendy’s	$901,278	1.91%
Bank of America	$841,098	1.79%
Other	$35,351,997	75.04%
Total	$47,110,546	100.00%
Diversification by Tenant Industry
The following chart shows a breakdown of our ABR by the tenant industries that comprised our portfolio as of December 31, 2022:

Diversification by Geography
As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR.
High-Quality, Diversified Portfolio

NV 1
UT 1
CO 3
AZ 6
NM 1
KS 4
OK 8
TX 20
MN 7
MO 9
LA 2
WI 1
IL 28
MS 2
MI 8
IN 9
KY 8
TN 15
AL 7
OH 17
GA 20
FL 10
SC 6
NC 15
VA 14
PA 8
NY 6
ME 3
NJ 10
CT 3
RI 1
DE 1
MD 5
259
PROPERTIES
33
STATES

Our Leases
Our portfolio was approximately 97.7% and 98.9% leased as of December 31, 2022 and June 30, 2023, respectively. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options, and approximately 97.9% of such leases (based on ABR) have renewal options. As of December 31, 2022, no more than 13.5% of our rental revenue was derived from leases that expire in any single year prior to 2030.
The following chart sets forth our annual lease expirations based upon the terms of our leases in place as of December 31, 2022 (percentages based on rental revenue):

Approximately 96.6% of our leases (based on ABR) provide for periodic contractual rent escalations, generally ranging from 1.0% to 3.0% annually, with an ABR weighted average minimum increase of 1.7% per annum. The following chart breaks down the type of rent increase provided in our leases (based on ABR) as of December 31, 2022:

Fixed Contractual Increases 95.6%
CPI - Based Increases 1.0%
No Increases 3.4%

Acquisitions and Dispositions
Acquisitions
From January 1, 2023 through the date of this prospectus, we have acquired a total of 20 properties for an aggregate amount of approximately $61.3 million for an average capitalization rate of 7.0%. In addition, we have identified and are pursuing a number of potential acquisition opportunities. As of the date of this prospectus, we have entered into purchase and sale agreements in connection with eight potential acquisitions and are negotiating purchase and sale agreements in connection with three additional potential acquisition opportunities. We may not complete any of the potential acquisitions that we are currently pursuing, including those that are subject to signed purchase and sale agreements.
The following chart shows the number of completed acquisitions each year from 2016 through 2022 by dollar volumes and acquisition capitalization rates:

Selective Property Sales
Our team focuses our disposition efforts around capturing increased value and avoiding value degradation due to unfavorable changes in the critical nature of an asset, underlying real estate fundamentals, tenant credit profile, or lease and guarantee structures. In the future, we may re-sell certain properties that we acquire as part of a larger portfolio transaction that do not individually meet our desired investment criteria. From 2016 through December 31, 2022, we sold a total of three properties. Since December 31, 2022, we have sold two properties.
Corporate Responsibility–ESG
We believe that our corporate responsibility and ESG initiatives are key to our performance and we are focused on efforts and changes designed to have long-term, positive impacts for our stockholders, employees, tenants, other stakeholders, and the communities where we live, work, and own our properties.
Environmental
As a real estate owner, we are aware of the need to develop and implement environmentally sustainable practices within our business and are committed to doing so. We believe that mitigating environmental risks and working to implement sustainable practices is important to the success and long-term performance of our business.
Social
Our commitment to our employees is central to our ability to continue to deliver strong performance and financial results for our stockholders and other stakeholders. We are as passionate about our people as we are about real estate. We seek to create and cultivate an engaging work environment for our employees, which allows us to attract, retain, and develop top talent to manage our business.
Governance
We are committed to conducting our business in accordance with corporate governance best practices. Our reputation is one of our most important assets and each director, officer, and employee must contribute to the care and preservation of that asset.
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure will include the following:
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our board of directors will not be classified, with each of our directors subject to election annually, and our charter will provide that we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	our stockholders will have the ability to amend our bylaws by majority vote;
•	a majority of our directors will be “independent” in accordance with NYSE listing standards;
•	we will have a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee;
•	at least one of our directors serving on the Audit Committee will qualify as an “audit committee financial expert” as defined by the SEC;
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we have opted out of the business combination and control share acquisition statutes in the MGCL, and we may only opt back in with the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors; and

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we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Summary Risk Factors
You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 20 of this prospectus for factors you should consider before investing in our Common Stock. Some of these risks include:
•	Single-tenant outparcel properties involve significant risks of tenant defaults and tenant vacancies, which could materially and adversely affect us.

•	We have limited opportunities to increase rents under our long-term leases with tenants, which could impede our growth and materially and adversely affect us.
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Our financial results have and may continue to fluctuate in the future, which makes predicting our revenues, costs and expenses difficult, and any volatility in our future financial results could materially and adversely affect us.

•	We may not be able to achieve growth through acquisitions at a rate that is comparable to our historical results, which could materially and adversely affect us.
•	We may not be able to effectively manage our growth and any failure to do so could materially and adversely affect us.
•	As we continue to acquire outparcel properties pursuant to our growth strategy, our portfolio may become less diversified which could materially and adversely affect us.
•	The departure of any of our key personnel with long-standing business relationships could materially and adversely affect us.
•	Our portfolio is concentrated in certain states and MSAs and any adverse developments and/or economic downturns in these geographic markets could materially and adversely affect us.
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Our portfolio of outparcel properties is also concentrated in certain tenants, brands, and industries, and any adverse developments relating to one or more of these tenants, brands, or industries could materially and adversely affect us.

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Our portfolio of outparcel properties is concentrated among tenants with non-investment grade credit ratings, and any adverse developments affecting the credit of these tenants could materially and adversely affect us.

•	The decrease in demand for restaurant and other outparcel properties may materially and adversely affect us.
•	We may be unable to renew leases, re-lease outparcel properties as leases expire, or lease vacant spaces on favorable terms or at all, which, in each case, could materially and adversely affect us.
•	Our business is subject to significant re-leasing risk, particularly for specialty outparcel properties that are suitable for only one use, which could materially and adversely affect us.
•	We may experience tenant defaults, particularly from tenants that do not have an investment grade credit rating, which could materially and adversely affect us.
•	Increases in interest rates may decrease the value of our properties, which could materially and adversely affect us.
•	Inflation may materially and adversely affect us and our tenants, which could materially and adversely affect us.
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As of December 31, 2022, on a pro forma basis, we had approximately $  million principal balance of indebtedness outstanding (net of fees), which may expose us to the risk of default under our debt obligations.

•	Market conditions could adversely affect our ability to refinance existing indebtedness on acceptable terms or at all, which could materially and adversely affect us.
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An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price, and a decrease in market interest rates could lead to additional competition for the acquisition of real estate, any of which could materially and adversely affect us.

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Our ABS Notes, New Revolving Credit Facility and New Delayed Draw Term Loan contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting us.

•	We are a holding company with no direct operations and rely on funds received from the OP to pay liabilities.

•	Failure to qualify as a REIT would materially and adversely affect us and the value of our Common Stock.
•	There has been no public market for our Common Stock prior to this offering and an active trading market for our Common Stock may not develop following this offering.
•	The market price and trading volume of shares of our Common Stock may be volatile following this offering.
•	We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.
•	You will experience immediate and substantial dilution from the purchase of the shares of Common Stock sold in this offering.
•	Increases in market interest rates may result in a decrease in the value of shares of our Common Stock.
REIT Contribution Transactions and Internalization
REIT Contribution Transactions
The purpose of the REIT Contribution Transactions and Internalization is to create an UPREIT structure, with a publicly-traded REIT that is internally managed and owns all of its assets and conducts all of its business through a subsidiary operating partnership.
We were formed as a Maryland corporation in June 2023, and the OP was formed as a Delaware limited partnership in August 2023. Prior to or contemporaneously with the closing of this offering, we will become the sole general partner of the OP, and the limited partnership agreement of the OP will be amended and restated, among other things, to denominate the OP Units so that the value of one OP Unit equals the value of one share of Common Stock and to provide the outside limited partners of the OP with redemption rights that give the holders the right, after 180 days, to redeem their interests for Common Stock (on a one-for-one basis) or cash, at our election.
Prior to the REIT Contribution Transactions and the closing of this offering, our properties were owned by our predecessor in a private REIT fund structure. Pursuant to the REIT Contribution Transactions, interests in various entities within our predecessor’s private REIT fund structure will be contributed to our newly created UPREIT structure. As of December 31, 2022, ownership interests in our predecessor’s private REIT fund structure consisted of a total of 29,546 common units and 9,657 preferred units. Holders of common and preferred units in the private REIT fund structure will receive OP Units pursuant to the REIT Contribution Transactions, as described below:
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Prior to the REIT Contribution Transactions, our predecessor’s private REIT will effect a  for-one split of its common units. Following that unit split, pursuant to the Contribution Agreements, our predecessor’s common unit holders will exchange their common units for OP Units on a one-for-one basis. Following that unit split and exchange, such contributing investors will receive  OP Units, representing approximately   % of our outstanding shares of our Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus). For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”

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Pursuant to the REIT Contribution Transactions, existing preferred unit holders will exchange their interests in our predecessor’s private operating partnership (or interest in the entity that owns the preferred interests in our predecessor’s private operating partnership) for OP Units. Based on the midpoint of the price range set forth on the cover page of this prospectus, such contributing investors will receive    OP Units, representing approximately  % of our outstanding shares of our Common Stock on a fully diluted basis. The number of OP Units to be issued to such contributing investors will be calculated by dividing the fixed liquidation preference of the preferred units in our predecessor’s private operating partnership ($10,400 per unit, plus any accrued and unpaid preferred return, or approximately $100.4 million in the aggregate) by the initial public offering price of the shares of our Common Stock. If the initial public offering price is at the low end of the price range, then the number of OP Units to be issued to existing preferred unit holders will be     . Conversely, if the initial public offering price is at the high end of the price range, then the number of OP Units to be issued to the preferred unit holders will be     . For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”

Internalization
The Internalization also will be implemented contemporaneously with the closing of this offering as set forth below:
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The purchase price for the Internalization is $38.75 million, which will be payable in    OP Units, representing approximately  % of our outstanding shares of our Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus). For more information, see “REIT Contribution Transactions and Internalization—Internalization.”

•	At the closing of the Internalization, we will hire approximately 14 employees and we will enter into employment agreements with each of our named executive officers.
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At the closing of the Internalization, we will enter into an outsourcing agreement with an entity of NADG not affiliated with us that will provide us with the property accounting services and the human resources we need. The outsourcing agreement will have a term of three years with automatic one-year renewal options and can be terminated at any time for any reason by either party upon six months’ advance notice and will provide an option for us to directly hire the full-time personnel providing the property accounting and human resources services.

•	The management and other fees, and carried interest provisions, in the existing OP agreement that were paid by our predecessor will be eliminated.
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At the closing of the Internalization, the OP will acquire all of the assets reasonably necessary to operate and manage our portfolio of outparcel properties, including the assumption of an office lease and certain operating liabilities.

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NARS and certain of its affiliates have made representations and warranties in the Internalization Agreement for our benefit that will survive until six months after the closing of the Internalization.

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The Internalization Agreement includes a non-compete clause that restricts Messrs. Preston and Starr from engaging in certain competitive businesses in any geographic area in which our business is conducted as of the closing date of the Internalization for one year following the closing of the Internalization.

Organizational Structure Following This Offering
The following diagram depicts our organizational structure and percentage equity ownership immediately upon the closing of the REIT Contribution Transactions, the Internalization and this offering. Share and unit percentages below assume the underwriters’ option to purchase additional shares of Common Stock is not exercised.

50/50 Joint Venture Acquisition
On August 18, 2023, one of our predecessor’s subsidiaries entered into the Interest Purchase Agreement with our predecessor’s 50/50 Joint Venture partner to acquire the remaining 50% interest in the 50/50 Joint Venture held by such partner on behalf of certain Canadian investors. The purchase price is based on an enterprise value of

$138.3 million, less approximately $85.7 million of debt. The purchase price is subject to customary adjustments for cash and real estate prorations and will be reduced by the value of our predecessor’s existing 50% equity interest in the 50/50 Joint Venture. Following all such adjustments, we anticipate that the purchase price payable by our predecessor’s subsidiary for the remaining 50% interest in the 50/50 Joint Venture will be approximately $27.3 million. The 50/50 Joint Venture Acquisition, which is expected to close in the third or fourth quarter of 2023, is subject to customary closing conditions as well as the approval of Canadian investors represented by our predecessor’s partner in the 50/50 Joint Venture. Our predecessor is required to close on the purchase within 30 days of obtaining approval from Canadian investors subject to the satisfaction of the other closing conditions. Our predecessor intends to fund the 50/50 Joint Venture Acquisition through cash, cash equivalents and restricted cash and borrowings under its Revolving Credit Facility.
Restrictions on Ownership and Transfer
Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as are necessary or appropriate to allow us to qualify and to preserve our status as a REIT. To assist us in preserving our status as a REIT, among other consequences, our charter contains limitations on the ownership and transfer of shares of our stock which are intended to prohibit: (i) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding shares of capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding shares of Common Stock and (ii) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our charter includes provisions intended to prohibit any transfer of, or other event with respect to, shares of our capital stock that would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT (including, but not limited to, ownership that would result in us owning an interest in a tenant if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code). However, these ownership limits do not apply to a person or persons that our board of directors exempts (prospectively or retroactively) from the ownership limits upon receiving appropriate assurances from such person that our qualification as a REIT is not jeopardized.
The ownership limits and other restrictions on ownership and transfer of our stock contained in our charter will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with any such restriction is no longer required in order for us to qualify as a REIT. The restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for our Common Stock that our stockholders believe to be in their best interest. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”
Tax Status
We intend to elect to qualify to be taxed as a REIT under the Code, commencing with our short taxable year ending December 31, 2023. We believe that as of such date we will have been organized and will have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate as a REIT in the future but we cannot provide any assurance that we have been or will be able to do so. See “Material U.S. Federal Income Tax Considerations.”
Implications of Being an Emerging Growth Company
We are an emerging growth company, as defined in the JOBS Act, and as such we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

We expect to remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.235 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our Common Stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.”
Corporate Information
We were formed as a Maryland corporation on June 23, 2023. Our principal executive offices are located at 3131 McKinney Avenue, Suite L10, Dallas, TX 75204 and our telephone number is (469) 906-7300. Our website is    . The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

The Offering
Common Stock offered by us
   shares (or    shares if the underwriters exercise in full their option to purchase additional shares of our Common Stock)(1)
Common Stock to be outstanding after this offering
   shares (or    shares if the underwriters exercise in full their option to purchase additional shares of our Common Stock)(1)(2)
OP Units to be issued pursuant to the REIT Contribution Transactions and Internalization
  OP Units(3)
Total Common Stock and OP Units (excluding OP Units held directly by us) to be outstanding upon completion of the REIT Contribution Transactions, Internalization and this offering
   shares and OP Units (or    shares and OP Units if the underwriters exercise in full their option to purchase additional shares of our Common Stock)(1)(2)(3)
Proposed NYSE symbol / Listing
The Common Stock will be listed on the NYSE under the symbol “FVR” upon completion of this offering.
Distribution Policy
Following completion of this offering, we intend to make regular quarterly distributions to holders of our Common Stock. We intend to make a pro rata distribution with respect to the period commencing after the completion of this offering and ending on December 31, 2023, assuming a distribution of $   per share for a full quarter. On an annualized basis, this would be $   per share, or an annual distribution rate of approximately  %, based on an initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual results of operations, economic conditions or other factors differ materially and adversely from the assumptions used in our estimate. Actual distributions may be significantly different from the expected distributions.
Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including, but not limited to, restrictions under applicable law and the capital requirements of the Company. See “Distribution Policy.”
(1)
Excludes    shares of our Common Stock reserved for future issuance under the 2023 Equity Incentive Plan, as more fully described in “Executive Compensation—Material Terms of the 2023 Equity Incentive Plan.”

(2)	Includes shares of Restricted Stock to be issued to each of our named executive officers, other employees and independent directors concurrently with the closing of this offering.
(3)
Approximately  % of the total number of OP Units includes     OP Units to be issued to existing preferred unit holders in our predecessor’s private REIT fund structure, which was determined by dividing the fixed liquidation preference of the preferred units by the midpoint of the price range set forth on the cover page of the prospectus. If the initial public offering price is at the low end of the price range, then the number of OP Units to be issued to existing preferred unit holders will be     . Conversely, if the initial public offering price is at the high end of the price range, then the number of OP Units to be issued to the preferred unit holders will be     . The remaining  % of the total number of OP Units includes     OP Units to be issued to existing common unit holders in our predecessor’s private REIT fund structure and   OP Units to be issued in the Internalization, which are fixed and do not depend on the initial public offering price.

Voting Rights
Each outstanding share of Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Holders of shares of Common Stock will vote together as a single class.
Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $   million, or $   million if the underwriters exercise in full their option to purchase additional shares of our Common Stock, after deducting underwriting discounts and commissions and other estimated expenses, in each case, based on the initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Total estimated offering expenses payable by us are approximately $   million, of which approximately $   million were previously paid, and approximately $   million will be paid using proceeds from this offering.
We will contribute the net proceeds from this offering to the OP in exchange for a number of OP Units that is equal to the number of shares of Common Stock that we issue in this offering.
The OP expects to use the net proceeds from this offering to repay borrowings under the Revolving Credit Facility and the Term Loan Credit Facility. The OP expects to use any remaining net proceeds for general business and working capital purposes, including potential future acquisitions. See “Use of Proceeds.”
Risk Factors
Investing in our Common Stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 20 and other information included in this prospectus before investing in our Common Stock.

Summary Selected Consolidated Historical and Pro Forma Financial and Other Data
Set forth below is summary selected financial and other data presented on (i) a historical basis for our predecessor and its consolidated subsidiaries and (ii) a pro forma basis for our company after giving effect to the completion of this offering, the REIT Contribution Transactions, the Internalization and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. We have not presented historical data for FrontView REIT, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of Common Stock in connection with our initial capitalization and activity in connection with this offering. Accordingly, we do not believe that a presentation of the historical results of FrontView REIT, Inc. would be meaningful. Upon completion of the REIT Contribution Transactions and Internalization, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, the OP. We will contribute the net proceeds received by us from this to the OP in exchange for OP Units. For more information, please see “REIT Contribution Transactions and Internalization.”
Our predecessor’s historical consolidated balance sheet data as of December 31, 2022 and 2021 and consolidated results of operations for the years ended December 31, 2022 and 2021 have been derived from our predecessor’s audited historical consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.
Our unaudited summary selected pro forma consolidated operating and balance sheet data as of and for the year ended December 31, 2022, is presented (i) with respect to statements of operations data, giving effect to the REIT Contribution Transactions, the Internalization, and the completion of this offering and the use of proceeds described herein (based on the mid-point of the price range set forth on the cover page of this prospectus), assuming each of the transactions was completed on January 1, 2022, and (ii) with respect to balance sheet data, giving effect to the REIT Contribution Transactions, the Internalization, and the completion of this offering and the use of proceeds described herein (based on the mid-point of the price range set forth on the cover page of this prospectus), assuming each of the transactions was completed on December 31, 2022, in each case, giving effect to the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The preparation of the unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.
Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
Statement of Operations Data:
Revenues
Rental revenues		$39,862,784	$33,902,405

Operating expenses
Depreciation and amortization		21,800,720	19,311,057
Property operating expenses		4,497,175	3,463,814
Property management fees		918,490	648,711
Asset management fees		3,638,276	2,722,910
General and administrative expenses		1,183,745	1,195,858
Total operating expenses		32,038,406	27,342,350

Other expenses
Interest expense		12,463,982	9,375,959
Loss on sale of real estate		201,439	—
Income taxes		430,232	207,803
Total other expenses		13,095,653	9,583,762
Operating loss		(5,271,275)	(3,023,707)

Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
Equity (loss) income from investment in an unconsolidated entity		(108,922)	134,216
Net loss		(5,380,197)	(2,889,491)
Net loss attributable to convertible non-controlling preferred interests		(909,657)	(92,330)
Net loss attributable to NADG NNN Property Fund LP		(4,470,540)	(2,797,161)
Net loss attributable to non-controlling interests in the OP		—	—
Net loss attributable to common stockholders		$—	$—
Basic net loss per share		—	—
Diluted net loss per share		—	—

Balance Sheet Data (at period end):
Total real estate held for investment, at cost		$462,922,671	$394,060,688
Total assets		$626,789,991	$559,817,537
Total debt, net		$281,307,210	$269,980,335
Total liabilities		$311,103,198	$296,954,795
Total convertible non-controlling preferred interests, partners’ capital and stockholders’ equity		$315,686,793	$262,862,742

Other Data:
FFO(1)		$19,007,039	$18,451,146
AFFO(1)		$21,048,137	$16,677,741
EBITDA(1)		$34,179,199	$26,881,551
EBITDAre(1)		$34,380,638	$26,881,551
(1)
FFO, AFFO, EBITDA and EBITDAre are non-GAAP financial measures that are often used by analysts and investors to compare the operating performance of REITs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to the most directly comparable GAAP measures.

RISK FACTORS
Investing in our Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with all of the other information included in this prospectus. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this prospectus entitled “Forward-Looking Statements” for more information.
Risks Related to Our Business and Properties
Single-tenant outparcel properties involve significant risks of tenant defaults and tenant vacancies, which could materially and adversely affect us.
Our portfolio consists of outparcel properties that are primarily leased to one or two tenants, most of which are in a single building. As a result, our success depends on our tenants for substantially all of our revenue. The ability of our tenants to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes, and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status depends on the performance of their business and industry, as well as general market and economic conditions, which are outside of our control. At any given time, any tenant may experience a downturn in its business that may weaken its operating results or the overall financial condition of individual properties or its business as whole. As a result, a tenant may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, or declare bankruptcy. The financial failure of, or default in payment by, a single tenant under its lease is likely to cause a significant or complete reduction in our rental revenue from that property, increased expenses incurred by that property, and a reduction in the value of the property. We may also experience difficulty or a significant delay in re-leasing or selling such property. The occurrence of one or more tenant defaults could materially and adversely affect us.
We have limited opportunities to increase rents under our long-term leases with tenants, which could impede our growth and materially and adversely affect us.
We typically purchase properties that are subject to existing long-term net leases with a variety of remaining lease years (initial lease terms of 10 years or more that often have renewal options as well). As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options. As of December 31, 2022, approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average minimum increase of approximately 1.7%, as follows: (i) approximately 95.6% of our leases (based on ABR) contained fixed annual rent increases or periodic escalations over the term of the lease (e.g., a 10% increase every five years), (ii) approximately 1.0% of our leases (based on ABR) contained annual lease escalations based on increases in the CPI, and (iii) the remaining approximately 3.4% of our leases (based on ABR) did not contain rent escalation provisions. However, these built-in increases may be less than what we otherwise could achieve in the market. Most of our leases contain rent escalators that increase rent at a fixed amount on fixed dates, which may be less than prevailing market rates over the lease duration. For those leases that contain rent escalators based on CPI changes, our rent increases during periods of low inflation or deflation may be less than what we otherwise could achieve in the market. As a result, the long-term nature of our leases could impede our growth and materially and adversely affect us.
The weighted average remaining term of our leases is 7.8 years, excluding renewal options, which will require us to undertake more re-leasing efforts that could materially and adversely affect us.
The weighted average remaining term of our leases is 7.8 years, excluding renewal options, which is shorter than some other publicly-traded net-lease REITs. Because any of our tenants may not renew their lease, we anticipate our rental revenues may be affected by declines in market rental rates more quickly than if our leases were for longer terms. Additionally, short-term leases may result in the turnover of our tenants sooner than our competitors. Consequently, we may need to undertake re-leasing efforts sooner and at shorter intervals than our competitors. The associated costs with these re-leasing efforts, which may, among other things, include repositioning costs, repair costs and re-tenanting costs, and the time our management team spends on the foregoing, may materially and adversely affect us.
Our financial results have and may continue to fluctuate in the future, which makes predicting our revenues, costs and expenses difficult, and any volatility in our future financial results could materially and adversely affect us.
Our quarterly and annual operating results have and may continue to fluctuate for a variety of reasons, including as a result of changes in the volume of real estate transactions, the availability of acquisition financing, capitalization rates, interest rates, competition, rental rates and other factors. If our financial results continue to fluctuate, our operations could be materially and adversely affected. As a result, our financial results that we report on a quarterly basis may not meet investors’ expectations and could materially and adversely affect us.
We may not be able to achieve growth through acquisitions at a rate that is comparable to our historical results, which could materially and adversely affect us.
Our growth strategy depends significantly on acquiring new properties. From inception in 2016 to December 31, 2022, our team has acquired more than $729.0 million of net-leased real estate, including approximately $98.1 million during 2022. Our ability to continue to grow requires us to identify and complete acquisitions that meet our investment criteria and depends on general market and economic conditions.
Changes in the volume of real estate transactions, the availability of acquisition financing, capitalization rates, interest rates, competition, market conditions or other factors may negatively impact our acquisition opportunities in 2023 and beyond. If we are unable to achieve growth through acquisitions at a rate that is comparable to our historical results, it could materially and adversely affect us. Furthermore, our acquisition volume within each year has not always been consistent on a quarterly basis, nor can we guarantee it will be consistent in the future. As a result, our acquisition results that we report on a quarterly basis may not meet investors’ expectations and could materially and adversely affect us.
We may not achieve the total returns we expect from our future acquisitions, which could materially and adversely affect us.
As we pursue our growth strategy, we may encounter increasingly difficult market conditions that place downward pressure on the total returns we can achieve on our investments. In 2023 to date, we have experienced an increase in the cost of capital to finance our acquisitions, which may continue in the foreseeable future. In addition, as part of our strategy, we may pursue investments with lower capitalization rates, which are safer but more expensive investments. Accordingly, our future acquisitions may have lower returns on equity than our acquisitions completed in 2022 and earlier. To the extent that our future growth is achieved through acquisitions that yield lower returns, it could materially and adversely affect us. In addition, if we fund future acquisitions with equity issuances, the dilutive impact could outweigh the benefits of acquisitions that achieve lower returns, which also could materially and adversely affect us.
We may not be able to obtain acquisition financing or obtain other capital from third-party sources on favorable terms or at all, which could materially and adversely affect our growth prospects and our business.
In order to qualify as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at the corporate rate to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, or repay debt obligations from operating cash flow. Consequently, we expect to rely, in part, on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:
•	general market conditions, including, but not limited to, credit availability, marketplace liquidity, inflation and increasing and/or fluctuating interest rates;
•	the market’s perception of our growth potential;
•	our current cash and debt levels;
•	our current and expected future earnings;
•	the composition and performance of our portfolio;
•	our cash flow and cash distributions; and
•	the market price per share of our Common Stock.
If we cannot obtain capital from third-party sources, we may not be able to acquire single-tenant outparcel net-leased properties when strategic opportunities exist, meet the capital and operating needs of our existing outparcel properties, or satisfy our debt service obligations, any of which could materially and adversely affect us.

We may not be able to effectively manage our growth and any failure to do so could materially and adversely affect us.
We have grown rapidly and our growth strategy depends significantly on continued growth through acquisitions. Our future operating results will depend on our ability to effectively manage this growth. To accomplish this, we will need to:
•	invest in enhanced operational systems that can scale as our portfolio grows in size, including recent investments in updated systems;
•	attract, integrate, and retain operations personnel as our Company grows in complexity, including our recent hires of additional employees that could add to our expenses; and
•	identify, supervise and/or implement a number of suitable third-parties to provide services to us.
We cannot provide any assurance that we will be able to effectively manage our growth, which could materially and adversely affect us.
As we continue to acquire outparcel properties pursuant to our growth strategy, our portfolio may become less diversified which could materially and adversely affect us.
In pursuing our growth strategy, we may acquire outparcel properties that cause our portfolio to become less diversified based on tenants, brands or geographic reach. If our portfolio becomes less diverse in any respect, our business may become subject to greater risk, including tenant bankruptcies, adverse industry trends, and economic downturns in a particular industry or geographic area. As a result, if any such risks of a less diversified portfolio are realized, we could be materially and adversely affected.
We face increasing competition for acquiring outparcel properties from publicly traded REITs and companies, private institutional investors and business operators that may or may not have greater resources than we do, which could materially and adversely affect us.
The market for outparcel and other properties in the United States is highly competitive. We are facing increasing competition for outparcel properties from a diverse group of other entities engaged in real estate investment activities, including publicly traded and privately held REITs, public companies, private institutional real estate investors, sovereign wealth funds, banks, mortgage bankers, insurance companies, investment banking firms, lenders, specialty finance companies, individuals, family offices and other entities. In addition, we face competition for acquisition opportunities from business operators that prefer to own, rather than lease space. Some of our competitors are larger and may have considerably greater financial, technical, leasing, underwriting, marketing, and other resources than we do. Some competitors may have a lower cost of capital and access to funding sources that may not be available to us. In addition, other competitors may have higher risk tolerances or different risk assessments and may not be subject to the same operating constraints, including maintaining REIT status or maintaining lower yield requirements. This competition may result in fewer acquisitions, higher prices, lower yields, less desirable outparcel properties, and acceptance of greater risk. As a result, we cannot provide any assurance that we will be able to successfully execute our growth strategy. Any failure to grow through acquisitions as a result of the increasing competition we face could materially and adversely affect us.
We face significant competition for tenants, which could materially and adversely affect us, including our occupancy, rental rates, and results of operations.
We compete for tenants to occupy our outparcel properties in all of our markets with numerous developers, owners, and operators of outparcel properties, as well as owner occupied businesses, many of which own outparcel properties in the same markets in which our outparcel properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose existing or potential tenants or we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights, or below-market renewal options to retain tenants when our leases expire. Competition for tenants could decrease the rental rates we achieve and/or negatively impact the occupancy rates of our outparcel properties, which could materially and adversely affect us.

The departure of any of our key personnel with long-standing business relationships could materially and adversely affect us.
Our success and our ability to manage anticipated future growth depend, in large part, upon the efforts of our key personnel, particularly Messrs. Preston and Starr, our co-Chief Executive Officers. Messrs. Preston and Starr have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition, and disposition activity. If we lost either of their services, our network of external relationships and resources would be materially diminished.
Our senior management team has significant net-lease real estate, acquisition, development, finance, and capital markets experience, including working together since 2016 to collectively build our portfolio and manage our operations from the ground up. Our senior management team has a strong investment track record with long-standing experience with outparcel properties beginning in 1999. During this time, our team has developed a reputation as a proven and focused buyer of outparcel properties. The departure of either of our co-Chief Executive Officers or any other member of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry personnel, which could materially and adversely affect us.
No member of our management team has prior experience in operating a public company, which could materially and adversely affect us.
No member of our management team has prior experience in managing a publicly traded company. As such, our management team may encounter difficulties in successfully managing our business in a public company environment, including, among other things, effectively complying with our reporting and other obligations under federal securities laws and other regulations and in connection with operating as a public company. Our management team’s lack of prior experience operating a public company could materially and adversely affect us.
Tenant demand for outparcel properties may decline, which could materially and adversely affect us.
Tenant demand for outparcel properties historically has been adversely affected by, among other things, weakness in the national, regional and local economies, including in regions in which we operate, the adverse financial condition of our tenants, consolidation in the industries in which our tenants operate and an excess amount of outparcel properties in some markets and rents and operational costs that make outparcels unattractive to tenants. Any of these conditions may arise in the future and are likely to negatively affect demand for outparcel properties and could materially and adversely affect us.
Our portfolio is concentrated in certain states and MSAs and any adverse developments and/or economic downturns in these geographic markets could materially and adversely affect us.
As of December 31, 2022, approximately 40.2% of our ABR came from outparcel properties in our top five states: Illinois (12.9%), Texas (8.9%), Georgia (6.7%), North Carolina (6.2%) and Ohio (5.5%). Also, as of December 31, 2022 approximately 31.4% of our ABR came from outparcel properties in our top five MSAs: the Chicago area (12.0%), the Atlanta area (6.5%), the Philadelphia area (5.0%), the Charlotte area (4.13%) and the Dallas-Fort Worth area (3.7%). These geographic concentrations could adversely affect our operating performance if conditions become less favorable in any of the states or markets within which we have a concentration of outparcel properties. We can provide no assurance that any of our markets will grow, will not experience adverse developments, or that underlying real estate fundamentals will be favorable to owners and operators of service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. A downturn in the economy in the states or regions in which we have a concentration of outparcel properties, or markets within such states or regions including MSAs, or a slowdown in the demand for our tenants’ businesses caused by adverse economic, regulatory, or other conditions could adversely affect our tenants’ operating businesses in those states, regions or MSAs and impair their ability to pay rent to us, which, in turn could materially and adversely affect us.
Our portfolio of outparcel properties is also concentrated in certain tenant brands and industries, and any adverse developments relating to one or more of these brands or industries could materially and adversely affect us.
As of December 31, 2022, approximately 20.6% of our ABR came from casual dining tenants, 17.5% from QSR tenants, 10.5% from automotive tenants, 8.4% from banking tenants, 8.0% from healthcare services tenants and 7.7%

from cellular tenants. Any adverse developments in one or more of these industries could materially and adversely affect us. For example, labor shortages, supply chain issues and general operational costs have particularly affected the restaurant, healthcare services and automotive sectors. Changes in technology could impact the viability of many of our tenant industries. In addition, we are subject to increased risks related to the concentration of specific restaurant brands such as IHOP, Wendy’s and Chili’s. If our QSR, full-service restaurant, banking, medical services, cellular or automotive tenants suffer weakening demand for their goods or services, it could adversely affect their ability to meet their rent and other obligations under their leases with us. It also may be difficult and expensive to re-tenant an outparcel property designed for a particular industry with a new tenant that operates in an industry requiring a different property type. As a result, any adverse developments in one or more of our concentrated industries could materially and adversely affect us.
Our portfolio of outparcel properties is concentrated among tenants with non-investment grade credit ratings, and any adverse developments affecting the credit of these tenants could materially and adversely affect us.
As of December 31, 2022, approximately 58.8% of our tenants had a credit rating below investment-grade, or were unrated, as a percentage of our ABR. Any adverse developments in the business or prospects of these tenants could materially and adversely affect us. For example, according to S&P Global Ratings Credit Research and Insights, as of December 31, 2022, in every year since 1981 speculative-grade rated companies defaulted at higher rates than investment-grade rated companies. Similarly, in Moody’s Investor Services Annual Corporate Default Study: Corporate Default and Recover Rates, 1920-2015, the cumulative five-year average default rate is linearly correlated with a company’s credit rating. If tenants with credit ratings below investment-grade, or tenants without credit ratings, suffer weakening demand for their goods or services, it could adversely affect their ability to meet their rent and other obligations under their leases with us. As a result, any adverse developments to one or more of our tenants that have credit ratings below investment-grade, or tenants without credit ratings, could materially and adversely affect us.
Our assessment that many of our tenants’ businesses are e-commerce resistant may prove to be incorrect, which could materially and adversely affect us.
Our tenants, including restaurants, pharmacies, financial institutions, convenience and gas stores, general retail stores, and other industries are increasingly affected by ecommerce and changes in customer buying habits, including the delivery or curbside pick-up of items ordered online. Many retail tenants sell goods that have historically been less likely to be purchased online (such as restaurants, pharmacies, automotive stores and dealers and gas stations), however, the continuing increase in ecommerce sales in all retail categories (including online orders for immediate delivery or pick-up in store) may cause retailers to adjust the size or number or character of retail locations in the future or close stores. Changes in shopping trends as a result of the growth in ecommerce may affect the profitability of retailers, including our tenants, that do not adapt to changes in market conditions. We cannot predict with certainty what consumers will want, what future retail spaces for outparcel properties will look like, or how much revenue will be generated at traditional brick and mortar outparcels. If we or our tenants are unable to anticipate and respond promptly to trends in the market (such as space for a drive through or curbside pickup), we may be materially and adversely affected.
The decrease in demand for restaurant outparcel properties may materially and adversely affect us.
As of December 31, 2022, tenants in the restaurant industry represented approximately 38.1% of our ABR. In the future, we may acquire additional restaurant outparcel properties. Accordingly, decreases in the demand for restaurant outparcel properties may have a greater adverse effect on us than if we had fewer investments in this industry. The market for restaurant outparcel properties has been, and could continue to be, adversely affected by weakness in the national, regional, and local economies, the adverse financial condition of some large restaurant companies, the ongoing consolidation in the restaurant industry, local, state or federal mandated closures or occupancy changes and the excess amount of restaurant outparcel properties in a number of markets. For example, in recent years a number of companies in the restaurant industry have declared bankruptcy, gone out of business, or significantly reduced the number of their locations. As a result, we have experienced, and expect to continue to experience, challenges with some of our restaurant tenants, and have recorded asset impairments, which were immaterial on a consolidated basis, on certain assets as a result of increased credit losses.
To the extent that these conditions continue in the restaurant industry, they are likely to negatively affect market rents for such outparcel properties and could materially and adversely affect us.

If one or more of our top 20 tenant brands, which together represented approximately 40.5% of our ABR as of December 31, 2022, suffers a downturn in their business, it could materially and adversely affect us.
As of December 31, 2022, our top 20 tenant brands together represented approximately 40.5% of our ABR. Our largest tenant brand is Verizon, which leased nine outparcel properties that in the aggregate represent approximately 3.4% of our ABR as of December 31, 2022. One or more of our top 20 tenant brands may experience a material business downturn weakening their financial position and resulting in their failure to make timely rent payments and/or default under their leases. Further, many of our tenant brands, like Verizon, operate more than one outparcel property. Any financial difficulties experienced by a tenant brand that operates multiple outparcel properties, whether resulting from macroeconomic conditions, management performance or other causes, could also affect other outparcel properties operated by that tenant brand. As a result, if one or more of our top 20 tenant brands suffers a downturn, it could materially and adversely affect us.
We may be unable to renew leases, re-lease outparcel properties as leases expire, or lease vacant spaces on favorable terms or at all, which, in each case, could materially and adversely affect us.
Our results of operations depend on our ability to continue to successfully lease our outparcel properties, including renewing expiring leases, re-leasing outparcel properties as leases expire, leasing vacant space, optimizing our tenant mix, or leasing outparcel properties on more economically favorable terms. As of December 31, 2022, 11 leases representing approximately 4.8% of our ABR are scheduled to expire during 2024 and 22 leases representing approximately 7.3% of our ABR are scheduled to expire during 2025. Current tenants may decline, or may not have the financial resources available, to renew their current leases, and we cannot assure you that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If our tenants do not renew their leases as they expire, we cannot provide any assurance that we will be able to find new tenants at rental rates equal to or above the current average rental rates or that substantial rent abatements, leasing commissions, tenant improvement allowances, early termination rights, or below-market renewal options will not be required to attract new tenants. We may experience significant costs in connection with re-leasing a significant number of our outparcel properties, which could materially and adversely affect us. As of December 31, 2022, six of our outparcel properties remained unoccupied. We may experience difficulties in leasing these vacant spaces on favorable terms or at all. Any failure to renew leases, re-lease outparcel properties as leases expire, or lease vacant space could materially and adversely affect us.
Our business is subject to significant re-leasing risk, particularly for specialty outparcel properties that are suitable for only one use, which could materially and adversely affect us.
The loss of a tenant, either through lease expiration or tenant bankruptcy or insolvency, may require us to spend significant amounts of capital to renovate and or reposition the outparcel property before it is suitable for a new tenant and cause us to incur significant costs. In particular, our specialty outparcel properties are designed for a particular type of tenant or tenant use. If tenants of specialty outparcel properties do not renew or default on their leases, we may not be able to re-lease such outparcel properties without substantial capital improvements, which may require significant cost and time to complete. Alternatively, we may not be able to re-lease or sell the outparcel property without such improvements or may be required to reduce the rent or selling price significantly. These re-leasing risks could materially and adversely affect us. Further, certain of the current specialty uses may prevent future use of such properties for other purposes. For example, the use of a property as a gas station or car wash may prevent such property from being used for food and beverage service in the future.
We may experience tenant defaults, particularly from tenants that do not have an investment grade credit rating, which could materially and adversely affect us.
We depend on the ability of our tenants to meet their obligations to pay rent to us due under our lease for substantially all of our revenue. As of December 31, 2022, approximately 41.2% of our ABR came from tenants that had an investment grade credit rating. A portion of our outparcel properties are leased to unrated tenants. Our investments in outparcel properties leased to such tenants may have a greater risk of default than investments in outparcel properties leased to investment grade tenants. The ability of an unrated tenant to meet its rent and other obligations under its lease with us may be subject to greater risk than our tenants that have an investment grade rating. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit-assessment tools as well as our own estimates of the tenant’s credit rating which includes reviewing the tenant’s financial information (e.g., financial ratios, net worth, revenue, cash flows, leverage, and liquidity, if applicable). Our methods, however, may not adequately assess the risk of an investment and, if our assessment of credit quality proves to be inaccurate, we may be subject to defaults and investors may view our cash flows as less stable. If one or more of our tenants defaults, it could have a material adverse effect on us.
Our underwriting and risk management procedures that we use to evaluate a tenant’s credit risk may fail, or otherwise not accurately reflect the risk of our investment, which could materially and adversely affect us.
Our underwriting and risk management procedures that we use to evaluate a tenant’s credit risk may not be sufficient to identify tenant problems in a timely manner or at all. For tenants without published financial data, it can be difficult to properly monitor or manage changes in credit quality, increasing the possibility of credit risk within the portfolio. Tenant credit ratings, public or implied, however, are only one component of how we assess the risk of tenant insolvency. We also use our own internal estimate of the likelihood of an insolvency or default, based on the regularly monitored performance of our properties and rent collections, our assessment of a tenant’s financial health, including profitability, liquidity, indebtedness, and leverage profile, and our assessment of the health and performance of a tenant’s particular industry. If our assessment of credit quality proves to be inaccurate, we may experience one or more tenant defaults, which could have a material adverse effect on us.
Any failure of one or more tenants to provide accurate or complete financial information could prevent us from identifying tenant problems that could materially and adversely affect us.
We rely on information from our tenants to determine a potential tenant’s credit risk as well as for on-going risk management. As of December 31, 2022, approximately 36.6% of our ABR came from tenants that were required to periodically provide us with specified financial information and approximately 40.8% of our ABR came from tenants that were not required to provide us with specified financial information under the terms of our lease, but were required to file financial statements publicly, either through SEC filings or otherwise. Ratings or conclusions derived from both credit-assessment tools and our internal teams rely on such information provided to us by our tenants and prospective tenants without independent verification on our part, and we are at risk to the extent the estimates and judgments that were made by the party preparing the financial information are not reliable or appropriate. A tenant’s failure to provide appropriate information may interfere with our ability to accurately evaluate a potential tenant’s credit risk or determine an existing tenant’s default risk, the occurrence of either could materially and adversely affect us.
If one or more of our tenants declares bankruptcy or becomes insolvent, then we may encounter significant difficulties in navigating those bankruptcy proceedings, which could materially and adversely affect us.
If a tenant, or the guarantor of a lease of a tenant, commences, or has commenced against it, a bankruptcy proceeding, we may be unable to collect all sums due to us under that tenant’s lease or be forced to “take back” a property as a result of a default or a rejection of a lease by a tenant in a bankruptcy proceeding. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease or leases with us. Any claims against such bankrupt tenant for unpaid future rent would be subject to statutory limitations that would likely result in our receipt of rental revenues that are substantially less than the contractually specified rent we are owed under the lease or leases. Any or all of the lease obligations of our tenants, or any guarantor of our tenants, could be subject to a bankruptcy proceeding which may bar our efforts to collect pre-bankruptcy debts from these entities or their properties, unless we are able to obtain an enabling order from the bankruptcy court. If our lease is rejected by a tenant in bankruptcy, we may only have a general unsecured claim against the tenant and may not be entitled to any further payments under the lease. In addition, one or more tenants may be partnerships or limited liability companies. Under certain circumstances, the bankruptcy of the general partner in a partnership or a member of a limited liability company may result in the dissolution of such partnership or limited liability company. The dissolution of a tenant structured as a partnership or a limited liability company, the winding-up of its affairs and the distribution of its assets could result in a default on the related lease. We may also be unable to re-lease a terminated or rejected space or to re-lease it on comparable or more favorable terms. A bankruptcy proceeding could hinder or delay our efforts to collect past due balances and ultimately preclude collection of these sums, resulting in a decrease or cessation of rental payments, which could materially and adversely affect us.
Some of our leases may require us to pay or reimburse tenants for property-related expenses, which could materially and adversely affect us.
Under the terms of some of our leases, we may be required to pay or reimburse specified expenses of the property, such as the costs of roof and structural repairs, real estate taxes, insurance, certain non-structural repairs, maintenance, off-site improvements, and remediation activities (unless necessitated by the tenant), especially if a property becomes vacant. In addition, under some of our leases, the tenant reimbursement obligations for costs related to the operation of the property are subject to caps and exclusions contained within the underlying lease. For the fiscal year ended December 31, 2022, we incurred a total of $0.8 million of non-reimbursable expenses. If, however, our properties incur significant expenses in the future that must be paid by us under the terms of our leases, our business, financial condition and results of operations may be adversely affected and the amount of cash available to meet expenses and to make distributions to our stockholders and unitholders may be reduced.
Some of our tenants operate their businesses under franchise or license agreements, which, if terminated or not renewed prior to the expiration of their leases with us, would likely impair their ability to pay us rent, which could materially and adversely affect us.
As of December 31, 2022, approximately 13.8% of our tenants operated their businesses under franchise or license agreements. Generally, these franchise agreements have terms that end earlier than the respective expiration dates of our leases with these tenants. In addition, a tenant’s rights as a franchisee or licensee typically may be terminated by the franchisor or licensor and the tenant may be precluded from competing with the franchisor or licensor upon termination. Usually, we have no notice or cure rights with respect to a tenant’s termination and have no rights to assignment of any such franchise agreement. A franchisor’s or licensor’s termination or refusal to renew a franchise or license agreement would likely have a material adverse effect on the ability of the tenant to make payments under its lease, which could materially and adversely affect us.
Security breaches and other technology disruptions could compromise our information systems and expose us to liability, which could materially and adversely affect us.
Information security risks generally have increased significantly in recent years due to the increased technological sophistication and activities of perpetrators of cyber-attacks. Our business involves the storage and transmission of numerous classes of sensitive and confidential information and intellectual property, including tenants’ information, private information about our stockholders and our employees, and financial and strategic information about us. We face risks associated with security breaches through cyber-attacks or cyber-intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, external systems hosted by third-party service providers, and other significant disruptions of our information technology (“IT”) networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. If we fail to assess and identify cybersecurity risks associated with our operations, we may become increasingly vulnerable to such risks. Additionally, the measures we have implemented to prevent security breaches and cyber incidents may not be effective. The theft, destruction, loss, misappropriation, or release of sensitive or confidential information or intellectual property, or interference with or disruptions of our IT networks and related systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of tenants, potential liability, and competitive disadvantage. Laws and regulations governing data privacy are constantly evolving. Many of these laws and regulations, including the California Consumer Protection Act, contain detailed requirements regarding collecting and processing personal information, restrict the use and storage of such information, and govern the effectiveness of consumer consent. Any of the above risks could materially and adversely affect us.
Our properties may be subject to impairment charges which could materially and adversely affect us, including our financial condition.
We routinely evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions and tenant performance. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. Since our investment focus is on outparcel properties leased to one or two tenants, the financial failure of, or other default by, tenants under their lease(s) may result in a significant impairment loss. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the property, which could have a material adverse effect on our results of operations in the period in which the impairment charge is recorded. Negative developments in the real estate market may cause management to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in management’s assumptions based on actual results may have a material impact on the Company’s financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Polices Estimates—Impairment of Long-Lived Assets” for a discussion of real estate impairment charges.
We face risks associated with repositioning or construction of real estate projects, which may materially and adversely affect us.
From time to time we expect to engage in repositioning or construction of real estate projects and will therefore face significant risks relating to such activities. We must rely on expected rental income, expense projections and estimates of the fair market value of a property upon completion of repositioning or construction when determining an outparcel property’s most economical use. If our projections are inaccurate, or we may pay too much for a property, our return on capital could suffer. Additionally, we may incur costs for construction or repositioning of outparcel properties that exceed our original estimates due to factors beyond our control, including, among other things, increased material costs, labor costs, material shortages, supply chain delays or disruptions, or unanticipated technical difficulties. Any occurrence of these events could impact our ability to achieve the expected value of a repositioning or construction project, including, among other things, because of our inability to timely deliver outparcel properties in a way that meets tenant needs or because market rents may not increase sufficiently to compensate for the increase in construction or repositioning costs. We may even suspend repositioning or construction projects after construction has begun due to changes in economic conditions or other factors, and this may result in the write-off of costs, payment of additional costs or increases in overall costs if the development project is ever restarted. To the extent any of these events occur, such events may materially and adversely affect us.
Changes in accounting and reporting standards may materially and adversely affect us.
From time to time the FASB and the SEC may change the financial accounting and reporting standards or their interpretation and application of these standards that will govern the preparation of our financial statements. These changes could materially and adversely affect our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could materially and adversely affect our tenants’ reported financial condition or results of operations and affect their preferences regarding leasing real estate.
We may acquire outparcel properties or portfolios of outparcel properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets and materially and adversely affect us.
In the future we may acquire outparcel properties or portfolios of outparcel properties through tax deferred contribution transactions in exchange for OP Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired outparcel properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired outparcel properties and/or the allocation of debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell certain assets of the OP at a time, or on terms, that would be favorable absent such restrictions. As a result, any acquisitions we complete using OP Units could result in stockholder dilution and limit our ability to subsequently sell such assets, which could materially and adversely affect us.
Certain provisions of our leases or loan agreements may be unenforceable, which could materially and adversely affect us.
Our rights and obligations with respect to the leases at our outparcel properties, mortgage loans, or other loans are governed by written agreements. A court could determine that one or more provisions of such agreements are unenforceable, such as a particular remedy, a loan prepayment provision or a provision governing our security interest in the underlying collateral of a borrower or lessee. We could be materially and adversely impacted if this were to happen with respect to an asset or group of assets.
We may become subject to litigation, which could materially and adversely affect us.
In the future we may become subject to litigation, including, but not limited to, claims relating to our operations, past and future securities offerings, corporate transactions, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters may require us to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could materially and adversely impact us, including our earnings and cash flows. Some litigation matters and/or their resolution may adversely affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.
We have identified a material weakness and a significant deficiency in our internal control over financial reporting and may identify additional material weaknesses or significant deficiencies in the future, which could materially adversely affect us and our ability to accurately and timely report our financial results.
As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness required adjustments to our financial statements during the audit. The PCAOB defines “significant deficiency” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. While a significant deficiency is considered less severe than a material weakness, it is important enough to merit attention by those responsible for oversight of financial reporting, including the audit committee of a company's board of directors.
We and our independent registered public accounting firms identified a material weakness in our internal control over financial reporting relating to our predecessor’s control activities, which were not designed and implemented effectively with respect to the evaluation and review of significant assumptions used in the purchase price allocation of tangible assets and identifiable intangible assets and liabilities for our acquisitions of properties. This material weakness resulted in errors that were identified in connection with the audit of our predecessor’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021 to record the acquisition of certain tangible assets and identifiable intangible assets and liabilities. The identified material weakness required adjustments to our financial statements.
We and our independent registered public accounting firms also identified a significant deficiency in our predecessor’s internal control over financial reporting relating to management’s review of manual journal entries. Specifically, our predecessor’s control activities were not designed and implemented effectively with respect to the review of manual journal entries. This deficiency may result in journal entries being recorded which are not accurate.
While we are currently in the process of remediating the material weakness and significant deficiency, we cannot assure you that these efforts will successfully remediate our material weakness and significant deficiency. If we are unable to successfully remediate our material weakness and significant deficiency, or identify any future material weaknesses or significant deficiencies, we could experience decreased investor confidence in the accuracy and completeness of our financial reports and public disclosures, civil litigation, or investigations by the SEC or other regulatory authorities, and we could fail to meet our reporting obligations, which could materially and adversely affect us.
As a public company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us, and any failure to comply with such rules may materially and adversely affect us.
As a public company, we will be subject to the reporting requirements of the Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, and the regulations of the NYSE. Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. Complying with these rules and regulations has and will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. Any failure to comply with such rules could materially and adversely affect us.
The costs of environmental contamination or liabilities related to environmental laws may materially and adversely affect us.
There may be known or unknown environmental liabilities associated with properties we previously owned, currently own, or may acquire in the future. Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from environmental matters, including the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under or migrating from such property, including costs to investigate or clean up such contamination and liability for personal injury, property damage, or harm to natural resources. Certain uses of some properties may have a heightened risk of environmental liability because of the hazardous materials used in performing services on those properties, such as industrial properties, car washes, gasoline stations, or auto parts and auto service businesses using petroleum products, paint, machine solvents, and other hazardous materials. Our due diligence team typically undertakes customary environmental diligence prior to our acquisition of any property, including obtaining Phase I environmental site assessments. The Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. For example, Phase I environmental assessments do not include soil sampling or subsurface investigations. Therefore, there could be undiscovered environmental liabilities on the properties we own.
The known or potential presence of hazardous substances on a property may adversely affect our ability to sell, lease, or improve the property, or to borrow using the property as collateral. In addition, environmental laws may create liens on contaminated properties in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which they may be used or which businesses may be operated, and these restrictions may require substantial expenditures.
Our environmental liabilities may include property and natural resources damage, personal injury, investigation, and clean-up costs, among other potential environmental liabilities. These costs could be substantial. Although we obtain insurance for environmental liability in excess of tenant indemnification for certain properties that are deemed to warrant coverage, our insurance may be insufficient to address any particular environmental situation and we may be unable to continue to obtain insurance for environmental matters, at a reasonable cost or at all, in the future. If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental liability insurance policy will depend on the financial stability of our insurance company and the position it takes with respect to our insurance policies. If we were to become subject to significant environmental liabilities, we could be materially and adversely affected.
Although our leases generally require our tenants to operate in compliance with all applicable federal, state, and local environmental laws, ordinances, and regulations, and to indemnify us against any environmental liabilities arising from the tenants’ activities on the property, we could nevertheless be subject to liability as a current or previous owner of real estate, including strict liability, by virtue of our ownership interest and may be required to remove or remediate hazardous or toxic substances on, under, or in a property. Further, there can be no assurance that our tenants, or the guarantor of a lease, could or would satisfy their indemnification obligations under their leases. We may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination, or the party responsible for the contamination of the property. Our leases generally require the landlord or a third-party to undertake remediation for the presence, use or release of hazardous materials on the property by the landlord or by any party other than the lessee, provided that the lessee was not responsible for the contamination of the property. Of that subset of leases, most do not permit the landlord to pass the costs of remediation through to the tenant, and some permit the tenant to terminate the lease and seek reimbursement of the tenant’s unamortized development costs if remediation is not completed within a certain timeframe or if the tenant’s use of its premises is interrupted for a certain period of time. If we are required to undertake remediation or if a tenant is permitted to terminate its lease, we could be materially and adversely affected. The cost of compliance, remediation or defense against claims from a contaminated property could materially and adversely affect us.
We could become subject to liability for asbestos-containing building materials in the buildings on our property, which could cause us to incur additional expenses.
Some of our properties may contain, or may have contained, asbestos-containing building materials. Environmental, health, and safety laws require that owners or operators of or employers in buildings with ACM properly manage and maintain these materials, adequately inform or train those who may come into contact with ACM, and undertake special precautions, including removal or other abatement, in the event that ACM is disturbed during building maintenance, renovation, or demolition. These laws may impose fines and penalties on employers, building owners, or operators for failure to comply with these laws. In addition, third parties may seek recovery from employers, owners, or operators for personal injury associated with exposure to asbestos. If we become subject to any of these penalties or other liabilities as a result of ACM at one or more of our properties, it could have a material adverse effect on us.
Our properties may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Certain uses of our properties are more susceptible to giving rise to mold. Some molds may produce airborne toxins or irritants. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, and others if property damage or personal injury occurs. Thus, conditions related to mold or other airborne contaminants could have a material adverse effect on us.
Risks Related to Investments in Real Estate
Our operating results are affected by economic and regulatory changes that impact the commercial real estate market in general, which could materially and adversely affect us.
Our core business is the ownership of outparcel properties that are net leased on a long-term basis to businesses generally in the restaurant, cellular store, financial institution, automotive store and dealer, medical service provider, pharmacy, convenience and gas store, car wash, home improvement store, professional services and general retail sectors. Accordingly, our performance is subject to risks generally attributable to the ownership of outparcel properties, including:
•	inability to collect rents from tenants due to financial hardship, including bankruptcy, financial difficulties, or lease defaults by tenants;
•
changes in global, national, regional, or local economic, demographic, or real estate market conditions in the markets in which we operate, including the supply and demand for single-tenant outparcel properties in the restaurant, cellular store, financial institution, automotive store and dealer, medical service provider, pharmacy, convenience and gas store, car wash, home improvement store, professional services and general retail sectors;

•	competition from other properties;
•	changes in consumer trends and preferences that affect the demand for products and services offered by our tenants;
•	inability to lease or sell properties upon expiration or termination of existing leases and renewal of leases at lower rental rates;
•	the subjectivity of real estate valuations and changes in such valuations over time;
•	the illiquid nature of real estate compared to most other financial assets;
•	changes in laws, government rules, regulations, and fiscal policies, including changes in tax, real estate, environmental, access closure or changes, condemnation proceedings and zoning laws;
•	changes in interest rates and availability of financing, including changes in the terms of available financing such as more conservative loan-to-value requirements and shorter debt maturities;
•	unexpected expenditures relating to age of building, quality of construction, construction defects and physical or weather-related damage to properties;
•	labor shortages, supply chain issues and increased material and labor costs;

•	the potential risk of functional obsolescence of properties over time;
•	acts of terrorism and war;
•	pandemics and natural disasters;
•	acts of God and other factors beyond our control; and
•	increased competition for real property acquisitions targeted by our investment strategy.
The factors described above are out of our control, and we are unable to predict future changes in such factors. Any negative changes in these factors may cause the value of our real estate to decline, which could materially and adversely affect us.
Global and U.S. financial markets and economic conditions may materially and adversely affect us.
A significant portion of our portfolio is leased to tenants operating businesses that rely on discretionary consumer spending. The success of most of these businesses depends on the willingness of consumers to use discretionary income to purchase their products or services. Our results of operations are sensitive to changes in the overall economic conditions that impact our tenants’ financial condition and leasing practices and a downturn in the economy could cause consumers to reduce their discretionary spending, which could result in tenant bankruptcies or otherwise have an adverse impact on our tenants’ ability to successfully manage their businesses and pay us amounts due under our lease agreements, thereby materially and adversely affecting us. Accordingly, adverse economic conditions such as high unemployment levels, an increase in interest rates, a decrease in available financing, high inflation, labor and workforce shortages, supply chain issues, tax rates, and fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants. During periods of economic slowdown or recession, rising interest rates and declining demand for real estate may result in a general decline in rents or an increased incidence of defaults under existing leases. A lack of demand for outparcel properties could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth and results of operations. Accordingly, a decline in economic conditions could materially and adversely affect us.
Our real estate investments are illiquid, which could materially and adversely affect us, including our financial condition and cash flows.
Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic, financial, investment, or other conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objective by sale, other disposition, or refinancing at attractive prices within any given period of time, or we may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of the jurisdiction in which the property is located. Further, certain significant expenditures generally do not change in response to economic or other conditions, such as (i) debt service, (ii) real estate taxes, and (iii) operating and maintenance costs. The inability to dispose of a property at an acceptable price or at all, as well as the combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could materially and adversely affect us, including our financial condition and cash flows.
Increases in interest rates may decrease the value of our properties, which could materially and adversely affect us.
Since March of 2022, the Federal Reserve Board has increased the federal funds rate by nearly five percentage points. As of July 2023, the federal funds rate was at the highest level since 2001. If the Federal Reserve Board continues to increase the federal funds rate, overall interest rates will likely continue to rise. During periods of increasing interest rates, real estate valuations have generally decreased as a result of rising capitalization rates, which tend to be positively correlated with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our portfolio which could materially and adversely affect us.
Inflation may materially and adversely affect us and our tenants, which could materially and adversely affect us.
As of June 2023, the CPI had experienced a 12-month percentage change of approximately 3.0% before seasonal adjustment, and since February of 2021, the CPI has increased substantially. Federal policies and recent global events, such as the rising price of oil and the conflict between Russia and Ukraine, may have exacerbated, and may continue to exacerbate, increases in the CPI.

A sustained or further increase in inflation could have a negative impact on variable-rate debt we and our tenants currently have or that we or our tenants may incur in the future. During times when inflation is greater than the increases in rent provided by many of our leases, rent increases will not keep up with the rate of inflation. Because tenants are typically required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not affect us. However, increased operating expenses at vacant properties and the properties for which we are responsible for reimbursing tenants for a limited number of specified expenses could cause us to incur additional operating expenses, which could increase our exposure to inflation. Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us, which in turn could materially and adversely affect us. Inflation may also have an adverse effect on consumer spending, which could impact our tenants’ revenues and their ability to pay rent owed to us. Any of these factors could materially and adversely affect us.
Natural disasters, terrorist attacks, other acts of violence or war, or other catastrophic events could materially and adversely affect us.
Natural disasters, terrorist attacks, other acts of violence or war, or other catastrophic events (e.g., hurricanes, floods, earthquakes, or other types of natural disasters or wars or other acts of violence) could cause damage to our properties, materially interrupt our business operations (or those of our tenants), cause consumer confidence and spending to decrease, or result in increased volatility in the U.S. and worldwide financial markets and economy. Such occurrences also could result in or prolong an economic recession in the United States. We own properties in regions that have historically been impacted by natural disasters and it is probable such regions will continue to be impacted by such events. If a disaster occurs, we could suffer a complete loss of capital invested in, and any profits expected from, the affected properties. Any of these occurrences could materially and adversely affect us.
We face risks associated with climate change, which could materially and adversely affect us.
As a result of climate change, our properties in certain markets could experience increases in storm intensity, flooding, drought, wildfires, rising sea levels, and extreme temperatures. The potential physical impacts of climate change on our properties are uncertain and would be particular to the geographic circumstances in areas in which we own property. Over time, these conditions could result in volatile or decreased demand for certain of our properties or, in extreme cases, the inability of our tenants to operate the properties at all. Climate change may also have indirect effects on our business by increasing the cost of insurance (or making insurance unavailable), increasing the cost of energy at our properties, or requiring us to spend funds to repair and protect our properties against such risks. In addition, we also face business trend-related climate risks as investors, employees and other stakeholders are increasingly taking into account ESG factors, including climate risks. Our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. Moreover, compliance with new laws or regulations related to climate change, including compliance with “green” building codes, water use measures or other laws or regulations relating to reduction of carbon footprints, greenhouse gas emissions or land use, may require us to make improvements to our existing properties or increase taxes and fees assessed on us or our properties. Any of these occurrences could materially and adversely impact us.
Our inability to effectively monitor and respond to the rapid and ongoing developments and expectations regarding our ESG practices, may materially and adversely affect us.
There is an increasing focus from certain investors and other stakeholders concerning corporate responsibility, specifically related to ESG factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in our securities if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies’ corporate responsibility practices are assessed are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy any of the expectations of third-party providers of corporate responsibility ratings, investors, tenants and other stakeholders, or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.
Insurance on our properties may not adequately cover all losses and any uninsured losses could materially and adversely affect us.
Our tenants are generally required to maintain comprehensive insurance coverage for the properties they lease from us pursuant to our net leases. Pursuant to such leases, our tenants are generally required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insureds and/or loss payees (or mortgagee, in the case of our lenders) on their property policies. To the extent that our tenants do not name us as additional insureds on their liability policies, this may create a risk for us regarding coverage for any losses or liabilities associated with such properties. Additionally, most tenants are required to maintain casualty coverage and most are required to carry limits at 100% of replacement cost, although some of our leases allow tenants to self-insure their insurance obligations for casualty losses. Depending on the location of the property, losses of a catastrophic nature, such as those caused by casualty, earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism, or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged. In addition, if uninsured damage to a property occurs or a loss exceeds policy limits and we do not have adequate cash to fund repairs, we may be forced to sell the property at a loss or to borrow capital to fund the repairs.
Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In that situation, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected real property. Also, if we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures which may exceed any amounts received pursuant to insurance policies, as reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in or anticipated future returns from our properties due to material uninsured losses could materially and adversely affect us.
Our costs of compliance with laws and regulations may require us or our tenants to make unanticipated expenditures that could reduce the investment return of our stockholders.
All real property and the operations conducted on real property are subject to numerous federal, state, and local laws and regulations. We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect us or our properties. For example, we may be required to make substantial capital expenditures to comply with applicable fire and safety regulations, building codes, the ADA, environmental regulations, and other land use regulations, and may be required to obtain approvals from various authorities with respect to our properties, including prior to acquiring a property or when undertaking improvements of any of our existing properties. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities, and could materially adversely affect us.
Compliance with the ADA may require us to make unanticipated expenditures that could materially and adversely affect us.
Our properties are subject to the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA and typically obligated under our leases to cover costs associated with compliance, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected. We could be required to expend our own funds to comply with the provisions of the ADA, which could materially and adversely affect us.

Compliance with fire, safety, environmental, and other regulations may require us to make unanticipated expenditures that could materially and adversely affect us.
We are required to operate our properties in compliance with fire and safety regulations, building codes, environmental regulations, and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and may be required to obtain approvals from various authorities with respect to our properties, including prior to acquiring a property or when undertaking improvements of any of our existing properties. We cannot assure you that existing laws and regulatory policies will not materially and adversely affect us or the timing or cost of any future acquisitions or improvements, or that additional regulations will not be adopted that increase such delays or result in additional costs. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements may change and new requirements may be imposed which would require significant unanticipated expenditures by us and could materially and adversely affect us.
We may obtain only limited warranties when we acquire a property and may only have limited recourse if our acquisitions subject us to unknown liabilities.
The seller of a property often sells the property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will survive for only a limited period after the closing. The acquisition of, or purchase of, properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, lose rental income from that property or may be subject to unknown liabilities with respect to such properties.
Risks Related to Debt Financing
As of December 31, 2022, on a pro forma basis, we had approximately $  million of total debt outstanding (net of fees) which may expose us to the risk of default under our debt obligations.
As of December 31, 2022, on a pro forma basis, we had approximately $  million of total debt outstanding (net of fees), consisting of our ABS Notes with a fixed interest rate of approximately 3.4% and an anticipated repayment date in December 2024. In addition, upon completion of this offering, we expect to enter into our $  New Revolving Credit Facility and $  million New Delayed Draw Term Loan. We have incurred, and plan to incur in the future, financing through borrowings under further issuances of ABS Notes, an acquisition line, our New Revolving Credit Facility, our New Delayed Draw Term Loan, and mortgage loans secured by some or all of our properties. In some cases, the mortgage loans we incur are guaranteed by us, the OP, or both. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income (computed without regard to the dividends paid deduction and our net capital gains), or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for U.S. federal income tax purposes. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:
•	our cash flow may be insufficient to meet our required principal and interest payments;
•
cash interest expense and financial covenants relating to our indebtedness, including covenants expected to be included in our New Revolving Credit Facility and New Delayed Draw Term Loan that will restrict us from paying distributions if an event of default exists, other than distributions required to maintain our REIT status, may limit or eliminate our ability to make distributions to holders of our Common Stock;

•
we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon investment opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
•	because a portion of our debt bears interest at variable rates, increases in interest rates would increase our interest expense;

•
we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under any hedge agreements we enter into, such agreements may not effectively hedge interest rate fluctuation risk, and, upon the expiration of any hedge agreements we enter into, we would be exposed to then-existing market rates of interest and future interest rate volatility;

•	we may be forced to dispose of properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;
•
we may default on our obligations and the lenders or mortgagees may foreclose on our properties or our interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases;

•
any foreclosures by lenders of our outparcel properties could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code;

•	we may be restricted from accessing some of our excess cash flow after debt service if certain of our tenants fail to meet certain financial performance metric thresholds;
•	fluctuations in interest rates and available liquidity in the marketplace;
•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
•	our default under any loan with cross default provisions could result in a default on other indebtedness.
The occurrence of any of these events could materially and adversely affect us.
Market conditions could adversely affect our ability to refinance existing indebtedness on acceptable terms or at all, which could materially and adversely affect us.
We use external financing to refinance indebtedness as it matures and to partially fund our acquisitions. Credit markets may experience significant price volatility, displacement, and liquidity disruptions, including the bankruptcy, insolvency, or restructuring of certain financial institutions. As a result, we may be unable to fully refinance maturing indebtedness with new indebtedness, which could materially and adversely affect us. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Currently, our Revolving Credit Facility and Term Loan Credit Facility, which are expected to be repaid with the net proceeds of this offering, carry variable interest rates and are scheduled to mature in March 2024 and March 2027, respectively. In addition, the outstanding principal balance of our ABS Notes become due and payable on the anticipated repayment date in December 2024. We cannot assure you that we will be able to refinance our debt on acceptable terms, or at all, and any inability to refinance will materially and adversely affect us. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates increase, our interest costs and overall costs of capital will increase, which could materially and adversely affect us and our ability to make distributions to our stockholders.
In addition, we may enter into hedging arrangements in the future. Our hedging arrangements may include interest rate swaps, caps, floors and other interest rate hedging contracts. Our hedging arrangements could reduce, but may not eliminate, the impact of rising interest rates, and they could expose us to the risk that other parties to our hedging arrangements will not perform or that the agreements relating to our hedges may not be enforceable.
Our debt obligations may make it difficult to meet the REIT distribution requirements and avoid entity-level taxes.
To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gains) and we will be subject to corporate income tax on our undistributed taxable income to the extent that we distribute less than 100% of our REIT taxable income each year (computed without regard to the dividends paid deduction). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Payments of principal on our borrowings, which are not deductible for tax purposes, may leave us with insufficient cash resources to make the distributions to our stockholders necessary to maintain our REIT status and avoid the payment of income and excise taxes. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which also could hinder our ability to meet those REIT distribution requirements and avoid those entity-level taxes.
An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price, and a decrease in market interest rates could lead to additional competition for the acquisition of real estate, any of which could materially and adversely affect us.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Since March of 2022, the Federal Reserve Board has increased the federal funds rate by nearly five percentage points. As of May 2023, the federal funds rate was at the highest level since 2006. If the Federal Reserve Board continues to increase the federal funds rate, overall interest rates will likely continue to rise. Interest rate increases would increase our interest costs for any new debt and our variable rate debt obligations we have, which could, in turn, make the financing of any acquisition more expensive as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay to lease our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions. Furthermore, the dividend yield on shares of our Common Stock, as a percentage of the price of such shares, will influence the price of our Common Stock. Thus, an increase in market interest rates may lead prospective purchasers of our shares to expect a higher dividend yield, which could adversely affect the market price of our Common Stock.
In addition, decreases in interest rates may lead to additional competition for the acquisition of real estate due to a reduction in desirable alternative income-producing investments. Increased competition for the acquisition of real estate may lead to a decrease in the yields on real estate we have targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations will be adversely affected.
Consequently, increases or decreases in market interest rates could materially and adversely affect us.
Disruptions in the financial markets and deteriorating economic conditions could adversely affect our ability to obtain debt financing on commercially reasonable terms and adversely impact our ability to implement our investment strategy and achieve our investment objectives.
The United States and global financial markets have experienced significant volatility and disruption in the past. Recent increases in interest rates have and may continue to adversely affect acquisition yields. During the mid-2000s, there was a widespread tightening in overall credit markets, devaluation of the assets underlying certain financial contracts, and increased borrowing by governmental entities. The turmoil in the capital markets resulted in constrained equity and debt capital available for investment in the real estate market, resulting in fewer buyers seeking to acquire properties, increases in capitalization rates, and lower property values. While capital has generally become more available, future events or sustained negative conditions may also reduce the availability of financing, make financing terms less attractive, as well as impact the value of our investments in properties. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our planned business activities or take other actions to fund our business activities and repayment of debt such as selling assets or reducing our cash distributions. Uncertainty in the credit markets could also negatively impact our ability to make acquisitions, make it more difficult or impossible for us to sell properties, or adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.
We may incur mortgage debt on our properties, which may subject us to certain risks, and the occurrence of any such risk could materially and adversely affect us.
We may incur mortgage debt on a particular property, especially if we believe the property’s projected cash flow is sufficient to service the mortgage debt. In addition, incurring mortgage debt may increase the risk of loss since defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any of the proceeds. We may give full or partial guarantees to lenders to the OP or its affiliates. If we give a guaranty on behalf of the OP, we will be responsible to the lender for satisfaction of the debt if it is not paid by the OP. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one of our real properties may be affected by a default. If any of our properties are foreclosed upon due to a default, we could be materially and adversely affected.
Failure to hedge effectively against interest rate changes may materially and adversely affect us.
To reduce our exposure to variable-rate debt, we enter into interest rate swap agreements to fix the rate of interest as a hedge against interest rate fluctuations on floating-rate debt. These arrangements involve risks and may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to any hedging arrangements we enter into may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our future floating-rate borrowings may materially and adversely affect us.
Our ABS Notes, New Revolving Credit Facility and New Delayed Draw Term Loan contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting us.
We are subject to various financial and operational covenants and financial reporting requirements pursuant to the agreements we have entered into governing our New Revolving Credit Facility, New Delayed Draw Term Loan and ABS Notes. These covenants require us to, among other things, maintain certain financial ratios, including leverage, fixed charge coverage, and debt service coverage, among others. As of December 31, 2022, we believe we were in compliance with all such covenants. Our continued compliance with these covenants depends on many factors and could be impacted by current or future economic conditions, and thus there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to cure or obtain a waiver from the lenders, could accelerate our repayment obligations and thereby have a material and adverse impact on us.
Further, these covenants, as well as any additional covenants to which we may be subject in the future because of additional borrowings, could cause us to forego investment opportunities, reduce or eliminate distributions to our holders of our Common Stock, or obtain financing that is more expensive than financing we could obtain if we were not subject to the covenants. Additionally, these restrictions may adversely affect our operating and financial flexibility and may limit our ability to respond to changes in our business or competitive environment, all of which may materially and adversely affect us.
Failure to maintain the current credit ratings assigned to our ABS Notes could materially and adversely affect our cost of capital, liquidity, and access to capital markets.
The spread we pay over applicable reference rates for our unsecured credit facilities is determined based upon our credit ratings. In December 2019, Standard & Poor’s assigned our ABS Notes an investment grade credit rating of “A”, which was re-affirmed most recently in July of 2020. In December 2019, Kroll Bond Rating Agency assigned our ABS Notes an investment grade credit rating of “A”, which was re-affirmed most recently in July of 2020. These ratings are based on a number of factors, including an assessment of our financial strength, portfolio size and diversification, credit and operating metrics, and sustainability of cash flow and earnings. If we are unable to maintain the current credit ratings assigned to our ABS Notes it could adversely affect our cost of capital, liquidity, and access to capital markets. Factors that could negatively impact our credit ratings include, but are not limited to: a significant increase in our leverage on a sustained basis; a significant increase in the proportion of secured debt levels; a significant decline in our unencumbered asset base; and a significant decline in our portfolio diversification.
We may be adversely affected by changes in SOFR reporting practices, the method in which LIBOR is determined or the use of alternative reference rates.
On July 27, 2017, the FCA which regulates LIBOR, announced its intention to stop compelling banks to submit rates for the calculation of LIBOR after June 30, 2023. Upon completion of this offering, we expect to enter into our $  million New Revolving Credit Facility and $  million New Delayed Draw Term Loan, which are expected to bear interest at floating rates based on SOFR plus an applicable margin. The Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee, which identified SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. There can be no assurances as to whether such interest rates will be more or less favorable than LIBOR and any other unforeseen impacts of the discontinuation of LIBOR.

Risks Related to Our Organizational Structure
Our charter contains provisions, including ownership and transfer restrictions, that may delay, discourage, or prevent a takeover or change of control transaction that could otherwise result in a premium price to our stockholders.
Our charter contains various provisions that are intended to facilitate our qualification as a REIT. For example, our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding shares of Common Stock unless exempted by our board of directors. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our Common Stock on terms that might be financially attractive to stockholders or which may cause a change in our management. In addition to deterring potential change of control transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders’ ability to sell their shares of our Common Stock. As a result, these charter provisions may negatively impact the market price of our Common Stock.
We may issue preferred stock or separate classes or series of common stock, which could adversely affect the holders of our Common Stock.
Upon completion of this offering, our charter will authorize us to issue up to   shares of capital stock, including up to   shares of Common Stock and up to   shares of preferred stock, $0.01 par value per share (“preferred stock”), and our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Holders of shares of our Common Stock do not have preemptive rights to acquire any shares issued by us in the future.
In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and establish the preferences, rights, and powers of any such stock. As a result, our board of directors could authorize the issuance of preferred stock or separate classes or series of common stock with terms and conditions that could have priority, with respect to distributions and amounts payable upon our liquidation, over the rights of our Common Stock. The issuance of shares of such preferred or separate classes or series of common stock could dilute the value of an investment in shares of our Common Stock. The issuance of shares of preferred stock or a separate class or series of common stock could provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock, and could also have the effect of delaying, discouraging, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our Common Stock.
Termination of our employment agreements with certain members of our senior management team could be costly.
The employment agreements that we entered into with certain members of our senior management team provide that if their employment with us terminates under certain circumstances (including in connection with a change in control of our Company), we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment.
We may experience adverse consequences as a result of the Internalization.
In connection with the closing of this offering, we intend to complete the Internalization, through which we intend to acquire the affiliates of NARS that have performed external advisory and management services for our predecessor and the assets reasonably necessary to operate and manage our business. In connection with the Internalization, we intend to onboard certain employees of NARS or its affiliates, including our entire senior management team, assume certain contractual relationships, including the assumption of an office lease and certain operating liabilities, and terminate the contractual relationship with NARS and its affiliates. There is no guarantee that the Internalization will be successful or achieve the results in the timeframe we expect or at all.
In addition, as a self-managed REIT, we may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-advised basis, which may materially and adversely affect us. While we would no longer bear the costs of the various fees and expenses we currently pay to affiliates of NARS under our management agreement, our direct expenses would include general and administrative costs, including legal, accounting, employee compensation and benefits, and other expenses related to corporate governance, including SEC reporting and compliance.

We may incur unknown liabilities in connection with the 50/50 Joint Venture Acquisition, which could materially and adversely affect us.
In connection with the 50/50 Joint Venture Acquisition, we may incur unknown liabilities. The Interest Purchase Agreement provides that we are responsible for any liabilities associated with the 50/50 Joint Venture Acquisition. To the extent that we incur any unknown liabilities in connection with the 50/50 Joint Venture Acquisition, it could materially and adversely affect us.
Our ability to recover any loss that we may suffer as a result of the REIT Contribution Transactions and Internalization may be limited.
We have entered, or will enter, into the Internalization Agreement and the Contribution Agreements, which contain customary representations and warranties. The representations and warranties of our counterparties to the Contribution Agreements are not expected to survive the closing of the REIT Contribution Transactions and any alleged inaccuracies in or breaches of these representations and warranties, including those made to us, will not serve as the basis for any post-closing indemnification claims. The representations and warranties of our counterparties to the Internalization Agreement will survive until six months following the closing of the Internalization and any alleged inaccuracies in or breaches of these representations and warranties, including those made to us, will serve as the basis for any post-closing indemnification claims, which are subject to a cap and minimum amount to make such claims. There can be no assurance that we would be able to successfully recover any loss that we may suffer arising from a breach of a representation or warranty under the Internalization Agreement, and as a result, we may be materially adversely affected.
Our board of directors may change our investment and financing policies without stockholder approval, which could materially and adversely alter the nature of an investment in us.
The methods of implementing our investment policies and strategy may vary as new real estate development trends emerge, new investment techniques are developed, and market conditions evolve. Our investment and financing policies are exclusively determined by our board of directors and the Real Estate Investment Committee, which is comprised of three members, including each of our co-Chief Executive Officers. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of . Our board of directors and Real Estate Investment Committee may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged, which could result in an increase in our debt service costs and obligations. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations, and liquidity risk. Changes to our policies with regard to the foregoing could materially and adversely affect us.
Our rights and the rights of our stockholders to take action against our directors and officers are limited.
Maryland law provides that a director of a Maryland corporation will not have any liability as a director if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. A director who performs his or her duties in accordance with the foregoing standards should not be liable to us or any other person for failure to discharge his or her obligations as a director. Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Therefore, our directors and officers are subject to monetary liability resulting only from:
•	actual receipt of an improper personal benefit or profit in money, property, or services; or
•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.
As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our Company, your and our ability to recover damages from such director or officer will be limited. Our charter and bylaws also require us to indemnify and advance expenses to our directors and our officers for actions taken by them in those and certain other capacities subject to any limitations under Maryland law or in our charter.

Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist absent these provisions in our charter. In addition, we may be obligated to fund the defense costs incurred by these persons in some cases, which would reduce the cash available for distributions.
Our bylaws designate specific courts in Baltimore, Maryland and the federal district courts of the United States as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (i) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, (ii) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (iii) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (iv) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (v) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine of Maryland law. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. The choice of forum provision could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which could discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we could incur additional costs associated with resolving such action in other jurisdictions.
We are a holding company with no direct operations and rely on funds received from the OP to pay liabilities.
We are a holding company and conduct substantially all of our operations through the OP. We do not have, apart from an indirect interest in the OP, any independent operations. As a result, we rely on distributions from the OP to pay any distributions we might declare on shares of our Common Stock. We will also rely on distributions from the OP to meet any of our obligations, including any tax liability on taxable income allocated to us from the OP. In addition, because we are a holding company, your claims as stockholders are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation, or reorganization, our assets and those of the OP and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our, the OP and its subsidiaries’ liabilities and obligations have been paid in full.
Our UPREIT structure may result in potential conflicts of interest between the interests of our stockholders and limited partners in the OP, which may materially and adversely impede business decisions that could benefit our stockholders.
Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the OP or any future member thereof, on the other. Our directors and officers have duties to our Company under applicable Maryland law in connection with the management of our Company. At the same time, we, as the general partner of the OP, will have fiduciary duties and obligations to the OP and its limited partners under Delaware law and the OP Agreement in connection with the management of the OP. Our fiduciary duties and obligations, as the general partner of the OP and its limited partners may come into conflict with the duties of our directors and officers to our Company.
While we intend to avoid situations involving conflicts of interest, there may be situations in which the interests of the OP may conflict with our interests. Our activities specifically authorized by or described in the OP Agreement may be performed by us, directly or indirectly, and will not, in any case or in the aggregate, be deemed a breach of the OP Agreement or any duty owed by us to the OP or any of their respective limited partners. In exercising our authority under the OP Agreement, we may, but are under no obligation to, take into account the tax consequences of any action we take. We and the OP have no liability to a limited partner under any circumstances as a result of an income tax liability incurred by such limited partner as a result of an action (or inaction) by us pursuant to our authority under the OP Agreement.

The OP Agreement provides that the general partner will not be liable to the OP, its limited partners, or any other person bound by the OP Agreement for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the OP or any of its limited partners, except for liability for the general partner’s gross negligence or willful misconduct. Moreover, the OP Agreement provide that the OP, as applicable, is required to indemnify us, the direct or indirect general partner, our affiliates, and certain related persons, and any of our officers, stockholders, directors, employees, representatives, or agents from and against any and all claims that relate to the operations of the OP, except if (i) the act was committed in bad faith, (ii) the act was the result of active and deliberate dishonesty and was material to the cause of action involved, or (iii) it personally gained in fact a financial income or other advantage to which it was not entitled under law.
We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors, which could make the market price and trading volume of our Common Stock more volatile and decline significantly.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.235 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our Common Stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.” We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of Sarbanes-Oxley requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An attestation report by our auditor would require additional procedures by them that could detect problems with our internal control over financial reporting that are not detected by management. If our system of internal control over financial reporting is not determined to be appropriately designed or operating effectively, it could require us to restate financial statements, cause us to fail to meet reporting obligations, and cause investors to lose confidence in our reported financial information, all of which could lead to a significant decline in the market price of our Common Stock. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act. We cannot predict if investors will find our Common Stock less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our Common Stock less attractive as a result, there may be a less active, liquid, and/or orderly trading market for our Common Stock and the market price and trading volume of our Common Stock may be more volatile and decline significantly.
The value of an investment in our Common Stock may be reduced if we or any of our subsidiaries are required to register as an investment company under the Investment Company Act and, if we are subject to registration under the Investment Company Act, we will not be able to continue our business.
Neither we, the OP, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that would impose significant and onerous limitations on our operations, as well as require us to comply with various reporting, record keeping, voting, proxy disclosure, and other rules and regulations that would significantly alter our operations and significantly increase our operating expenses.
We believe that we, the OP, and the subsidiaries of the OP do not and will not fall within the definition of “investment company” under Section 3(a)(1) of the Investment Company Act as we intend to invest primarily in real property through our wholly or majority-owned subsidiaries. Accordingly, we believe that we and the OP are and will be primarily engaged in the non-investment company business of such subsidiaries and therefore will not fall within the aforementioned definition of “investment company.”

To ensure that neither we nor any of our subsidiaries, including the OP, are required to register as an investment company, each entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets that it would otherwise wish to retain. In addition, we, the OP, or our subsidiaries may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, the OP, and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition and disposition, any of these entities may not be able to remain outside the definition of investment company or maintain an exclusion from the definition of investment company. If we, the OP, or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.
U.S. Federal Income Tax Risks
Failure to qualify as a REIT would materially and adversely affect us and the value of our Common Stock.
We intend to elect to qualify be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, commencing with our short taxable year ending December 31, 2023. We believe that as of such date we will have been organized and will have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to operate as a REIT in the future but we cannot provide an assurance that we have been or will be able to do so. If we lose our REIT status, we will face significant tax consequences that would substantially reduce our cash available for distribution to our stockholders for each of the years involved because we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at the corporate rate;
•	we also could be subject to increased state and local income taxes;
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unless we are entitled to relief under applicable statutory provisions of the Code, we could not elect to be taxed as a REIT for four taxable years following the year during which qualification was lost; and

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for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, we would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. If this occurs, we may need to borrow funds or liquidate some of our properties in order to pay any applicable taxes. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to execute our growth strategy and raise capital, and could materially and adversely affect the trading price of our Common Stock.
Qualification as a REIT involves the application of technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of REIT Requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gains. In addition, legislation, new regulations, administrative interpretations, or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes, or the desirability of an investment in a REIT relative to other investments.
The OP will own the Subsidiary REITs upon completion of this offering. One Subsidiary REIT elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2016. The other Subsidiary REIT elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2021. If either of the Subsidiary REITs failed to qualify as a REIT, or fails to continue to qualify as a REIT in the future, that Subsidiary REIT would face the same tax consequences described above. In addition, the failure of either of the Subsidiary REITs to qualify as a REIT would prevent us from qualifying as a REIT.

Even if we qualify and remain qualified as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.
Even if we qualify and remain qualified as a REIT for U.S. federal income tax purposes, we may still be subject to some U.S. federal, state, and local income, property, and excise taxes on our income or property. For example:
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In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (computed without regard to the dividends paid deduction and our net capital gain), and to the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (computed without regard to the dividends paid deduction and including our net capital gain), we will be subject to U.S. federal corporate income tax on the undistributed income, as well as applicable state and local income taxes.

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If we should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts we retained and upon which we paid U.S. federal income tax at the corporate level.

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If we have (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, we will be subject to tax at the U.S. federal corporate income tax rate on such income. To the extent that income from “foreclosure property” is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable.

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If we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for certain statutory safe harbors), such income will be subject to a 100% tax.

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We may be subject to tax on gain recognized in a taxable disposition of assets acquired from a non-REIT C corporation by way of a carryover basis transaction, when such gain is recognized on a disposition of an asset during a five-year period beginning on the date on which we acquired the asset. To the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the federal corporate income tax rate. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period.

Similarly, even if the Subsidiary REITs remain qualified as REITs for U.S. federal income tax purposes, they may be subject to the same U.S. federal, state and local income, property, and excise taxes on their income or property. In addition, the earnings of our TRSs will be subject to U.S. federal corporate income tax, and state and local income tax in the jurisdictions in which it operates.
If the OP fails to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.
We believe that the OP will be treated as a partnership for U.S. federal income tax purposes. As a partnership, the OP would generally not be subject to U.S. federal income tax on its income. Instead, for U.S. federal income tax purposes, if the OP is treated as a partnership, each of its partners, including us, would be allocated, and may be required to pay tax with respect to, such partner’s share of its income. The OP may be required to determine and pay an imputed underpayment of tax (plus interest and penalties) resulting from an adjustment of the OP’s items of income, gain, loss, deduction, or credit at the partnership level. We cannot assure you that the IRS will not challenge the status of the OP or any other subsidiary partnership in which we own an interest as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the OP or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would cease to qualify as a REIT. Also, the failure of the OP or any subsidiary partnerships to qualify as a disregarded entity or partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To satisfy the REIT distribution requirements, we may be forced to take certain actions to raise funds if we have insufficient cash flow which could materially and adversely affect us and the trading price of our Common Stock.
To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and our net capital gains, and we will be subject to corporate income tax on our undistributed taxable income to the extent that we distribute less than 100% of our REIT taxable income each year, computed without regard to the dividends paid deduction. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to satisfy these distribution requirements to maintain our REIT status and avoid the payment of income and excise taxes, we may need to take certain actions to raise funds if we have insufficient cash flow, such as borrowing funds, raising additional equity capital, selling a portion of our assets or finding another alternative to make distributions to our stockholders. We may be forced to take those actions even if the then-prevailing market conditions are not favorable for those actions. This situation could arise from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures or other non-deductible expenses, the creation of reserves, or required debt or amortization payments. Such actions could increase our costs and reduce the value of our Common Stock. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our Common Stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect us and the trading price of our Common Stock.
Further, to qualify as a REIT, we must also satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT Requirements (as defined below in “Material U.S. Federal Income Tax Considerations—Taxation of Our Company”) may hinder our ability to operate solely on the basis of maximizing profits.
The ownership of our TRSs, and any other TRS we form, will be subject to limitations, and our transactions with our TRSs, and any other TRS we form, may cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.
Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will be negotiated and structured as arm’s-length transactions and that the potential application of the 100% excise tax will not have a material effect on us. There can be no assurance, however, that we will be able to comply with the TRS limitation or to avoid application of the 100% excise tax.
The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status or require us to make an unexpected distribution.
We have purchased properties and leased them back to the sellers of such properties, and may do so in the future. The IRS may take the position that certain of these sale-leaseback transactions that we treat as leases are not “true leases” but are, instead, financing arrangements or loans for U.S. federal income tax purposes.
If a sale-leaseback transaction were so re-characterized, the Subsidiary REITs and we might fail to satisfy the REIT asset tests, the income tests, or distribution requirements and consequently the Subsidiary REITs and we could lose REIT status effective with the year of re-characterization unless the Subsidiary REITs and we elect to make additional distributions to maintain REIT status. The primary risk relates to the disallowance of deductions for depreciation and cost recovery relating to such property, which could affect the calculation of REIT taxable income and could cause the Subsidiary REITs and us to fail the REIT distribution requirement that requires a REIT to distribute at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and any net capital gain. In this circumstance, the Subsidiary REITs and we may elect to distribute additional dividends of the increased taxable income so as not to fail the REIT distribution test. This distribution would be paid to all stockholders at the time of declaration rather than the stockholders that held our shares in the taxable year affected by the re-characterization.
Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.
The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts, and estates is 20%. Ordinary dividends payable by REITs, however, generally are not eligible for the 20% rate applicable to “qualified dividends” except to the extent the REIT dividends are attributable to “qualified dividends” received by the REIT itself or generally attributable to income upon which we (or a predecessor) have paid U.S. federal corporate income tax. However, for non-corporate U.S. stockholders, ordinary dividends payable by REITs that are not designated as capital gain dividends or treated as “qualified dividends” generally are eligible for a deduction of 20% of the amount of such ordinary REIT dividends, for taxable years beginning before January 1, 2026. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%, based on currently applicable rates. More favorable rates will nevertheless continue to apply for regular corporate “qualified dividends.” Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the 20% rate continues to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may regard investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations.
The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with that characterization of those properties or that we will always be able to make use of the available safe harbors.
Complying with the REIT Requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into to manage the risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, or from certain terminations of such hedging positions, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of the 75% and 95% gross income tests. See “Material U.S. Federal Income Tax Considerations.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because any TRS in which we own an interest may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any TRS in which we own an interest will generally not provide any tax benefit, except that such losses may only be carried forward and may only be deducted against 80% of future taxable income in such TRS.
Complying with the REIT Requirements may force us to liquidate or forgo otherwise attractive investments.
To qualify as REITs, the Subsidiary REITs and we must continually satisfy tests concerning, among other things, the nature and diversification of its assets, the sources of its income, and the amounts it distributes to its stockholders. See “Material U.S. Federal Income Tax Considerations.” In connection with the Internalization, we will be treated as having acquired substantial amounts of goodwill that may not qualify for the 75% asset test. Compliance with these limitations, particularly given the goodwill that we acquire in the Internalization, may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments that might not qualify for the 75% asset test. If the Subsidiary REITs and we fail to comply with the REIT asset test requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to the Subsidiary REITs and us in order to satisfy the REIT Requirements. Accordingly, satisfying the REIT Requirements could materially and adversely affect us. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income, or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.
Changes to the U.S. federal income tax laws could have a material and adverse effect on us and our stockholders.
There may be changes in U.S. federal tax laws, regulations, rules, and judicial and administrative interpretations applicable to us, our subsidiaries and their businesses, the effect of which cannot be predicted. In particular, United States President Joseph R. Biden has made several tax proposals which would adversely impact real estate, including a proposal to severely limit the deferral of gain from like-kind exchanges under Section 1031 of the Code. Changes to Section 1031 of the Code could adversely impact the Company if it desires to dispose of its properties in a tax-efficient manner. Changes to Section 1031 of the Code also could adversely impact the market for single-tenant outparcel properties more generally. Our stockholders and prospective investors are urged to consult with their own tax advisors with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in shares of our Common Stock.
Risks Related to this Offering and Ownership of Our Common Stock
There has been no public market for our Common Stock prior to this offering and an active trading market for our Common Stock may not develop following this offering.
Prior to this offering, there has been no public market for our Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our Common Stock will be resold at or above the initial public offering price. We intend to apply to list the shares of our Common Stock on the NYSE to be effective upon completion of this offering. The initial public offering price of our Common Stock was determined by agreement among us and the underwriters, but there can be no assurance that our Common Stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The initial public offering price does not necessarily bear any relationship to our book value, assets, or financial condition; or any other established criteria of value and may not be indicative of the market price for our Common Stock after this offering. The price at which our Common Stock trades after the completion of this offering may be lower than the price at which the underwriters sell Common Stock in this offering. The market value of our Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Common Stock in the future, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance, and general stock and bond market conditions. If a robust public market for our Common Stock does not develop, you may have difficulty selling shares of our Common Stock, which could adversely affect the price that you receive for such shares.
The market price and trading volume of shares of our Common Stock may be volatile following this offering.
The market price of shares of our Common Stock may fluctuate. In addition, the trading volume in shares of our Common Stock may fluctuate and cause significant price variations to occur. Historically, these changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Common Stock could fluctuate based upon factors that have little or nothing to do with us in particular. If the market price of shares of our Common Stock declines significantly, you may be unable to resell your shares of our Common Stock at or above the public offering price. We cannot assure you that the market price of shares of our Common Stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the market price or trading volume of shares of our Common Stock include:
•	actual or anticipated declines in our quarterly operating results or distributions;
•	changes in government regulations;
•	changes in laws affecting REITs and related tax matters;
•	the announcement of new contracts by us or our competitors;
•	reductions in our FFO, AFFO, or earnings estimates;
•	publication of research reports about us or the real estate industry;
•	increases in market interest rates that lead purchasers of shares of our Common Stock to demand a higher yield;
•	future equity issuances, or the perception that they may occur, including issuances of Common Stock upon exercise or vesting of Awards under the 2023 Equity Incentive Plan or redemption of OP Units;
•	changes in market valuations of similar companies;
•	adverse market reaction to any increased indebtedness we incur in the future;
•	additions or departures of key management personnel;
•	actions by institutional stockholders;
•	differences between our actual financial and operating results and those expected by investors and analysts;
•	changes in analysts’ recommendations or projections;
•	speculation in the press or investment community; and
•	the realization of any of the other risk factors presented in this prospectus.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy, and our ability to make distributions to our stockholder.
We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.
We intend to make cash distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. However, we may not be able to continue to generate sufficient cash flow from our properties to permit us to make the distributions we expect. Our ability to continue to make distributions in the future may be adversely affected by the risk factors described in this prospectus. We can provide no assurance that we will be able to make or maintain distributions and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to holders of our Common Stock. For instance, our credit agreement contains provisions that restrict us from paying distributions if an event of default exists, other than distributions required to maintain our REIT status. We can give no assurance that rents from our properties will increase, or that future acquisitions of real properties or other investments will increase our cash available for distributions to stockholders. In addition, any distributions will be authorized at the sole discretion of our board of directors, and the form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, and such other factors as our board of directors deems relevant.
Distributions are expected to be based upon our FFO, AFFO, financial condition, cash flows and liquidity, debt service requirements, and capital expenditure requirements for our properties. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in trading price of our Common Stock.
You will experience immediate and substantial dilution from the purchase of the shares of Common Stock sold in this offering.
As of December 31, 2022, our predecessor had a consolidated net tangible book value of approximately $  million, or $  per share of our Common Stock held by contributing investors, assuming the exchange of OP Units into shares of our Common Stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our Common Stock after the completion of the REIT Contribution Transactions, the Internalization and this offering will be less than the initial public offering price. The purchasers of shares of our Common Stock offered hereby will experience immediate and substantial dilution of $  per share in the pro forma net tangible book value per share of our Common Stock, based on an assumed initial public offering price of $  per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”
We may change the dividend policy for our Common Stock in the future.
The decision to declare and pay dividends on our Common Stock, as well as the form, timing, and amount of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law, and such other factors as our board of directors considers relevant. Any change in our dividend policy could have a material adverse effect on the market price of our Common Stock.
Increases in market interest rates may result in a decrease in the value of shares of our Common Stock.
One of the factors that will influence the price of shares of our Common Stock will be the distribution yield on shares of our Common Stock (as a percentage of the price of shares of our Common Stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Common Stock to expect a higher distribution yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the per share trading price of our Common Stock to decrease.
This offering is expected to be dilutive to earnings, and there may be future dilution to earnings related to shares of our Common Stock.
On a pro forma basis, we expect that this offering will have a dilutive effect on our expected earnings per share and FFO per share. The actual amount of dilution cannot be determined at this time and will be based upon numerous factors. The market price of shares of our Common Stock could decline as a result of issuances or sales of a large number of shares of our Common Stock in the market after this offering or the perception that such issuances or sales could occur. Additionally, future issuances or sales of substantial amounts of shares of our Common Stock may be at prices below the initial public offering price of the shares of our Common Stock offered by this prospectus and may result in further dilution in our earnings and FFO per share and/or materially and adversely impact the per share trading price of our Common Stock.
Future offerings of debt, which would be senior to shares of our Common Stock upon liquidation, and/or preferred equity securities that may be senior to shares of our Common for purposes of distributions or upon liquidation, may materially and adversely affect the market price of shares of our Common Stock.
In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities (or causing the OP to issue debt securities). Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to our stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our Common Stock and may result in dilution to owners of our Common Stock. Our stockholders are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our right to make distributions to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Our stockholders bear the risk of our future offerings reducing the per share trading price of our Common Stock.
Sales of substantial amounts of our Common Stock in the public markets, or the perception that they might occur, could reduce the price of our Common Stock.
Upon the completion of this offering, we expect to have outstanding a total of     shares of our Common Stock, or     shares if the underwriters exercise in full their option to purchase additional shares. Prior to this offering, our Common Stock was not listed on any national securities exchange and the ability of stockholders to liquidate their investments was limited. As a result, there may be increased demand to sell shares of our Common Stock when shares of our Common Stock owned by the contributing investors are listed on the NYSE and freely tradable. A large volume of sales of shares (or short sales) of our Common Stock (whether they are shares of Common Stock that are issued in the offering, shares of Common Stock that are held by contributing investors upon the closing of the REIT Contribution Transactions, or shares of Common Stock issued upon redemption of OP Units) could decrease the prevailing market price of our Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Common Stock are not affected, the mere perception of the possibility of these sales could depress the market price of our Common Stock and have a negative effect on our ability to raise capital in the future.
The shares of our Common Stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. The Common Stock and OP Units issued as consideration in connection with the Internalization are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Certain of our existing stockholders (as well as our directors and officers) have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares of Common Stock or OP Units from the date of this prospectus continuing through   days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause the market price of our Common Stock to fall or make it more difficult for you to sell your shares of our Common Stock at a time and price that you deem appropriate.
Sales of substantial amounts of our capital stock in the public markets may dilute your voting power and your ownership interest in us.
Upon completion of this offering, our charter will provide that we may issue up to    shares of Common Stock and    shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as provided in our charter, a majority of our entire board of directors has the power to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our Common Stock, securities convertible or exchangeable into Common Stock, or shares of our preferred stock may dilute the ownership interest of the holders of our Common Stock. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us.
The holders of outstanding OP Units have the right to have their OP Units exchanged for cash or (at our option) shares of Common Stock and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Common Stock may cause volatility in our stock price.
The exchange of OP Units for Common Stock, including OP Units and shares of Restricted Stock granted to certain directors, executive officers and other employees, or the issuance of our Common Stock or OP Units in connection with future property, portfolio or business acquisitions, or the perception that such exchanges might occur, could adversely affect the market price of our Common Stock. In addition, the existence of shares of our Common

Stock reserved for issuance under the 2023 Equity Incentive Plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. Future issuances of shares of our Common Stock may also be dilutive to existing stockholders. Any of these events may materially and adversely affect the market price of our Common Stock.
A lack of research analyst coverage or restrictions on the ability of analysts associated with the co-managers of this offering to publish during certain time periods, including when we report our results of operations, could materially and adversely affect the trading price and liquidity of our Common Stock.
We cannot assure you that research analysts, including those associated with the underwriters of this offering, will initiate or maintain research coverage of us or our Common Stock. In addition, regulatory rules prohibit research analysts associated with the co-managers of this offering from publishing or otherwise distributing a research report or from making a public appearance regarding us for 15 days prior to and after the expiration, waiver, or termination of any lock-up agreement that we or certain of our stockholders have entered into with the underwriters of this offering. Accordingly, it could be the case that research concerning our results of operations or the possible effects on us of significant news or a significant event will not be published or will be published on a delayed basis. A lack of research or the inability of certain research analysts to publish research relating to our results of operations or significant news or a significant event in a timely manner could materially and adversely affect the trading price and liquidity of our Common Stock.
Certain participants in our directed share program must hold their shares for a minimum of   days following the date of this prospectus and, accordingly, will be subject to market risks not imposed on other investors in the offering.
At our request, the underwriters have reserved up to   % of the shares of our Common Stock to be offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, friends, family, and business associates. Purchasers of these shares that have entered into a lockup agreement with the underwriters in connection with this offering will be required to agree that they will not, subject to certain exceptions, dispose of or hedge any of such shares of Common Stock held by them for at least  days after the date of this prospectus. As a result of the lockup restriction, these purchasers may face risks not faced by other investors that have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect. In addition, the price of our Common Stock may decrease following the expiration of the lockup period if there is an increase in the number of shares for sale in the market.
We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.
Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds,” and will have broad discretion in the application of the net proceeds from this offering. We may invest or spend the proceeds of offerings in ways with which you may not agree or in ways which may not enhance the value of our Common Stock.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which reflect our current views regarding our business, financial performance, growth prospects and strategies, market opportunities, and market trends. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. All of the forward-looking statements included in this prospectus are subject to various risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results, performance, and achievements could differ materially from those expressed in or by the forward-looking statements and may be affected by a variety of risks and other factors. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from such forward-looking statements. These factors include, but are not limited to, those factors described in “Risk Factors” beginning on page 20 of this prospectus. The “Risk Factors” section should not be construed as exhaustive and should be read in conjunction with other cautionary statements included elsewhere in this prospectus.
You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results, performance, and achievements will differ materially from the expectations expressed in or referenced by this prospectus will increase with the passage of time. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us, the underwriters, or any other person that the objectives and strategies set forth in this prospectus will be achieved.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $  million, or $  million if the underwriters exercise in full their option to purchase additional shares of our Common Stock from us, in each case, after deducting underwriting discounts and commissions and other estimated expenses. The amount of net proceeds in each case is based on the initial public offering price of $  per share, the midpoint of the price range set forth on the cover page of this prospectus. Total estimated expenses associated with this offering are approximately $  million, of which approximately $  million were previously paid, and approximately $  million will be paid using proceeds from this offering.
We will contribute the net proceeds from this offering to the OP in exchange for a number of OP Units that is equal to the number of shares of Common Stock we issue.
The OP intends to use the net proceeds received from us as follows:
•	approximately $ million to repay borrowings under the Revolving Credit Facility; and
•	approximately $ million to repay borrowings under the Term Loan Credit Facility.
The OP expects to use any remaining net proceeds (including any net proceeds from the exercise of the underwriters’ option to purchase additional shares) for general business and working capital purposes, including potential future acquisitions. No acquisitions are probable as of the date of this prospectus.
The following table sets forth the maturity and interest rates of the indebtedness to be repaid as of December 31, 2022:
Indebtedness to be Repaid	Maturity Date	Interest Rate
Revolving Credit Facility	March 8, 2024	LIBOR plus 2.25%
Term Loan Credit Facility	March 31, 2027	SOFR plus 1.80%
Certain of the underwriters and/or their respective affiliates are acting as agents, arrangers, and/or lenders under or may hold positions in the indebtedness to be repaid and accordingly will receive a portion of the proceeds from this offering. See “Underwriting—Other Relationships.”
Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, short-term investment-grade securities, money-market accounts, or other investments that are consistent with our intention to qualify for taxation as a REIT for U.S. federal income tax purposes.
Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $  million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us, but before deducting estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $  million, assuming an initial public offering price of $  per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us, but before deducting estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DISTRIBUTION POLICY
Following completion of this offering, we intend to make regular quarterly distributions to holders of our Common Stock.
Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of   . To achieve this, we intend to invest more in our growth and limit the portion of our distributions after this offering that exceed the minimum amount required to maintain our REIT status.
We intend to make a pro rata distribution with respect to the period commencing after the completion of this offering and ending on December 31, 2023, assuming a distribution of $   per share for a full quarter. On an annualized basis, this would be $   per share, or an annual distribution rate of approximately   %, based on an initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus. We estimate that this initial annual distribution rate will represent approximately   % of our estimated cash available for distribution to stockholders for the 12 months ending    , 2024. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the   months ending   , 2024, which we have calculated based on adjustments to our pro forma net income for the    months ended   , 2023. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the   months ending   , 2023, we have made certain assumptions as reflected in the table and footnotes below.
Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities, or other activities. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assumptions described herein in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, AFFO, liquidity, or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.
We intend to maintain our initial distribution rate for the 12-month period following the completion of this offering unless our results of operations, FFO, AFFO, liquidity, cash flows, financial condition, prospects, economic conditions, or other factors differ materially and adversely from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense, and unanticipated capital expenditures. We may, from time to time, be required, or elect, to incur indebtedness to pay distributions.
We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions will be at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under the MGCL, and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow, or raise equity or reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference on distributions and could limit our ability to make distributions to our stockholders. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our stockholders.
U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income, and 100% of its undistributed income from prior years. For more information, see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make certain distributions.
The following table sets forth calculations relating to the estimated initial distribution based on our pro forma net income for the 12 months ended   , 2023 and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for future distributions. Dollar amounts are in thousands except per share amounts:

CAPITALIZATION
The following table sets forth:
•	the historical capitalization of our predecessor as of December 31, 2022, on an actual basis;
•	our unaudited pro forma capitalization as of December 31, 2022, on a pro forma basis to give effect to the REIT Contribution Transactions and Internalization; and
•
our unaudited pro forma capitalization as of December 31, 2022, on a pro forma as adjusted basis to give effect to the transactions described in the preceding bullet and the issuance by us of   shares of Common Stock in this offering at the initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, and the use of proceeds therefrom as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited historical consolidated financial statements of our predecessor, and our unaudited pro forma consolidated financial statements and, in each case, the related notes thereto, included elsewhere in this prospectus.
The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.
	As of December 31, 2022
	Historical	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
Cash, cash equivalents and restricted cash	$41,076,985
Debt, net(1)	$281,307,210
Convertible non-controlling preferred interests	98,385,559
Equity:
Partners' capital	217,301,234
Common Stock, par value $0.01 per share Common Stock, 400,000,000 shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted(2)	—
Additional paid-in capital	—
Non-controlling interests in the OP(3)	—
Total equity	$217,301,234
Total capitalization	$ 596,994,003
(1)	Upon completion of this offering, we expect our New Revolving Credit Facility to have $ million of availability.
(2)	Pro forma shares issued and outstanding excludes the shares of Common Stock to be issued in this offering.
Pro forma as adjusted shares issued and outstanding assumes   shares of our Common Stock to be issued in this offering and excludes (i)   shares of our Common Stock issuable upon the exercise in full of the underwriters’ option to purchase additional shares of Common Stock and (ii)   shares of our Common Stock issuable in the future under the 2023 Equity Incentive Plan, as more fully described in “Executive Compensation — Material Terms of the 2023 Equity Incentive Plan”.
(3)
Pro forma and pro forma as adjusted non-controlling interest includes (1)    OP Units issued in connection with the U.S. and Canadian common unit holders’ REIT Contribution Transactions, (2)    OP Units issued in connection with the preferred unit holders’ REIT Contribution Transactions, and (3)    OP Units issued in connection with the Internalization.

DILUTION
Purchasers of shares of our Common Stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of their shares of Common Stock from the initial public offering price. As of December 31, 2022, our predecessor had a consolidated net tangible book value of approximately $   million, or $   per share of our Common Stock held by contributing investors, assuming the exchange of OP Units into shares of our Common Stock on a one-for-one basis. After giving effect to the REIT Contribution Transactions, the Internalization, the sale of the shares of our Common Stock offered hereby, the deduction of underwriting discounts and commissions and estimated offering expenses and expenses relating to the REIT Contribution Transactions, Internalization, the receipt by us of the net proceeds from this offering and the use of these funds as described under “Use of Proceeds,” the pro forma net tangible book value as of December 31, 2022 attributable to holders of our Common Stock on a fully diluted basis (excluding shares of Restricted Stock to be issued to our Founder, independent directors, executive officers, and certain other employees on the consummation of this offering) would have been approximately $   million, or $   per share of our Common Stock based on the initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This amount represents an immediate decrease in net tangible book value deficit of $   per share to contributing investors and an immediate decrease in pro forma net tangible book value of $   per share from the initial public offering price of $   per share of our Common Stock to new public investors.
The following table illustrated this per share decrease:
Assumed initial public offering price per share of Common Stock
Net tangible book value per share before this offering and the REIT Contribution Transactions and Internalization(1)
Decrease in pro forma net tangible book value deficit per share attributable to the REIT Contribution Transactions and Internalization, but before this offering(2)
Decrease in pro forma net tangible book value per share attributable to this offering(3)(4)
Net increase in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and Internalization and this offering
Pro forma net tangible book value per share after this offering and the REIT Contribution Transactions and Internalization(5)
Dilution in pro forma net tangible book value per share to new investors(6)
(1)
Net tangible book value per share of our Common Stock before this offering and the REIT Contribution Transactions and Internalization, is determined by dividing net tangible book value based on December 31, 2022 net book value of our tangible assets by the number of shares of our Common Stock held by contributing investors after this offering, assuming the exchange in full of the OP Units to be issued to the contributing investors for shares of our Common Stock on a one-for-one basis, but excluding the shares of Restricted Stock to be issued to our Founder, independent directors, executive officers, and certain other employees upon the consummation of this offering.

(2)
Increase in net tangible book value per share of our Common Stock attributable to the REIT Contribution Transactions and Internalization, but before this offering, is determined by dividing the difference between our December 31, 2022 pro forma net tangible book value, excluding net offering proceeds, and our December 31, 2022 net tangible book value by the number of shares of our Common Stock held by contributing investors after this offering, assuming the exchange in full of the OP Units to be issued to the contributing investors for shares of our Common Stock on a one-for-one basis, but excluding the shares of Restricted Stock to be issued to our Founder, independent directors, executive officers and certain other employees, respectively, upon the consummation of this offering.

(3)	Decrease in pro forma net tangible book value per share of our Common Stock attributable to the offering assumes cash payments to in the REIT Contribution Transactions and Internalization.
(4)	This amount is calculated after deducting underwriting discounts and commissions and estimated offering, REIT Contribution Transactions and Internalization expenses.
(5)
Based on pro forma net tangible book value of approximately $   million divided by the sum of shares of our Common Stock to be outstanding upon completion of this offering on a fully diluted basis (excluding the shares of Restricted Stock to be issued to our Founder, independent directors, executive officers and certain other employees on the consummation of this offering). There is no further impact on book value dilution attributable to the exchange of OP Units to be issued to the contributing investors in the REIT Contribution Transactions and Internalization.

(6)
Dilution is determined by subtracting pro forma net tangible book value per share of our Common Stock after giving effect to the REIT Contribution Transactions, Internalization and this offering from the initial public offering price paid by a new investor for a share of our Common Stock.

The following table sets forth, on a pro forma basis, after giving effect to this offering and the REIT Contribution Transactions and Internalization: (i) the number of OP Units issued to the contributing investors in connection with the REIT Contribution Transactions and Internalization, the number of shares of our Common Stock issued to contributing investors in connection with the REIT Contribution Transactions and Internalization, the number of shares of Restricted Stock to be issued to our Founder, directors, executive officers and certain employees in connection with this offering, and the number of shares of our Common Stock to be sold by us in this offering; and (ii) the net tangible book value as of December 31, 2022 of our total assets following the REIT Contribution Transactions and Internalization, which reflects the effect of the REIT Contribution Transactions and Internalization, but not the effects of this offering and the cash from new investors before deducting underwriting discounts and commissions and other estimated expenses of this offering and the REIT Contribution Transactions and Internalization; and (iii) the net tangible book value of the average contribution per share/unit based on our total assets following the REIT Contribution Transactions and Internalization. See “Risk Factors—Risks Related to This Offering—You will experience immediate and substantial dilution from the purchase of the shares of Common Stock sold in this offering.”
	Shares/ OP Units Issued		Cash/Book Value of Assets Acquired
	Number	Percent	Amount	Percent
OP Units issued in connection with the REIT Contribution Transactions and Internalization(1)(2)
Common Stock issued in connection with the REIT Contribution Transactions and Internalization
Shares of Restricted Stock issued to our Founder, directors, executive officers and certain employees in connection with this offering
New investors in this offering
Total
(1)
Based on the   , 2022 pro forma net tangible book value of our total assets following the REIT Contribution Transactions and Internalization (consisting of our total assets less our intangible lease assets, net of liabilities to be assumed, excluding our intangible lease liabilities).

(2)
Represents pro forma net tangible book value as of   , 2022 of total assets following the REIT Contribution Transactions and Internalization, giving effect to the REIT Contribution Transactions and Internalization, but not to the effects of this offering (in millions):

Pro forma total assets	$
Less: pro forma intangible assets	$
Pro forma tangible assets	$
Less: pro forma total liabilities	$
Plus: pro forma intangible lease liabilities	$
Pro forma net tangible assets	$
Less: proceeds from this offering net of costs associated with this offering	$
Pro forma net tangible assets after the effects of the REIT Contribution Transactions and Internalization, but before the effects of this offering	$
This table assumes no exercise by the underwriters of their option to purchase up to additional    shares of our Common Stock and excludes shares of our Common Stock available for future issuance under the 2023 Equity Incentive Plan. Further dilution to new investors will result if these excluded shares of Common Stock are issued by us in the future.
%

SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA
Set forth below is selected financial and other data presented on (i) a historical basis for our predecessor and its consolidated subsidiaries and (ii) a pro forma basis for our company after giving effect to the completion of this offering, the REIT Contribution Transactions, the Internalization and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. We have not presented historical data for FrontView REIT, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of Common Stock in connection with our initial capitalization and activity in connection with this offering. Accordingly, we do not believe that a presentation of the historical results of FrontView REIT, Inc. would be meaningful. Upon completion of the REIT Contribution Transactions and Internalization, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, the OP. We will contribute the net proceeds received by us from this to the OP in exchange for OP Units. For more information, please see “REIT Contribution Transactions and Internalization.”
Our predecessor’s historical consolidated balance sheet data as of December 31, 2022 and 2021 and consolidated results of operations for the years ended December 31, 2022 and 2021 have been derived from our predecessor’s audited historical consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.
Our unaudited selected pro forma consolidated operating and balance sheet data as of and for the year ended December 31, 2022, is presented (i) with respect to statements of operations data, giving effect to the REIT Contribution Transactions, the Internalization, and the completion of this offering and the use of proceeds described herein (based on the mid-point of the price range set forth on the cover page of this prospectus), assuming each of the transactions was completed on January 1, 2022, and (ii) with respect to balance sheet data, giving effect to the REIT Contribution Transactions, the Internalization, and the completion of this offering and the use of proceeds described herein (based on the mid-point of the price range set forth on the cover page of this prospectus), assuming each of the transactions was completed on December 31, 2022, in each case, giving effect to the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The preparation of the unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.
Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
Statement of Operations Data:
Revenues
Rental revenues		$39,862,784	$33,902,405

Operating expenses
Depreciation and amortization		21,800,720	19,311,057
Property operating expenses		4,497,175	3,463,814
Property management fees		918,490	648,711
Asset management fees		3,638,276	2,722,910
General and administrative expenses		1,183,745	1,195,858
Total operating expenses		32,038,406	27,342,350

Other expenses
Interest expense		12,463,982	9,375,959
Loss on sale of real estate		201,439	—
Income taxes		430,232	207,803
Total other expenses		13,095,653	9,583,762

Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
Operating loss		(5,271,275)	(3,023,707)
Equity (loss) income from investment in an unconsolidated entity		(108,922)	134,216
Net loss		(5,380,197)	(2,889,491)
Net loss attributable to convertible non-controlling preferred interests		(909,657)	(92,330)
Net loss attributable to NADG NNN Property Fund LP		(4,470,540)	(2,797,161)
Net loss attributable to non-controlling interests in the OP		—	—
Net loss attributable to common stockholders		$—	$—
Basic net loss per share		—	—
Diluted net loss per share		—	—
Balance Sheet Data (at period end):
Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
Total real estate held for investment, at cost		$462,922,671	$394,060,688
Total assets		$626,789,991	$559,817,537
Total debt, net		$281,307,210	$269,980,335
Total liabilities		$311,103,198	$296,954,795
Total convertible non-controlling preferred interests, partners’ capital and stockholders’ equity		$315,686,793	$262,862,742
Other Data:
Years ended December 31,	Company Pro Forma Consolidated (unaudited) 2022	Historical Consolidated 2022	Historical Consolidated 2021
FFO(1)		$19,007,039	$18,451,146
AFFO(1)		$21,048,137	$16,677,741
EBITDA(1)		$34,179,199	$26,881,551
EBITDAre(1)		$34,380,638	$26,881,551
(1)
FFO, AFFO, EBITDA and EBITDAre are non-GAAP financial measures that are often used by analysts and investors to compare the operating performance of REITs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to the most directly comparable GAAP measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with the “Prospectus Summary—Summary Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Selected Consolidated Historical and Pro Forma Financial and Other Data, “Business and Properties,” and consolidated financial statements and related notes that are included elsewhere in this prospectus.
The following discussion is based on our predecessor’s audited consolidated financial statements and notes thereto as of and for the years ended December 31, 2022 and 2021. We have not had any corporate activity since our formation, other than the issuance of 100 shares of our Common Stock in connection with our initial capitalization and activities in preparation for this offering. Accordingly, we believe that a discussion of our results of operations would not be meaningful, and this discussion and analysis therefore only discusses the consolidated results of our predecessor. Where appropriate, the following discussion includes the effects of the 50/50 Joint Venture Acquisition, REIT Contribution Transactions, Internalization, and this offering and the use of the net proceeds therefrom on a pro forma basis. These effects are reflected in our pro forma consolidated financial statements included elsewhere in this prospectus.
This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements,” “Risk Factors,” and in other parts of this prospectus.
Overview
We are an internally-managed net-lease REIT that is experienced in acquiring, owning and managing outparcel properties that are net leased to a diversified group of tenants. We are a growing net-lease REIT and own a well-diversified portfolio of 259 outparcel properties across 33 U.S. states as of December 31, 2022. Our tenants include service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants.
We derive a majority of our revenue from rents received from single tenants of each of our outparcel properties in our portfolio. Our properties are typically leased under long-term net leases. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options. Approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average annual minimum increase of 1.7%. As of December 31, 2022, we had 272 tenants that represented 127 different brands. Our top 10 tenant brands (based on ABR) represented approximately 24.9% of our portfolio ABR as of December 31, 2022.
In connection with this offering, we are undertaking the Internalization pursuant to which we will begin directly employing 14 employees and we will enter into employment agreements with each of our named executive officers. In addition, the Internalization will eliminate the management and other fees and carried interest provisions that were previously paid by our predecessor. The historical results of operations for our predecessor through December 31, 2022, include the payment of management fees that we will no longer pay following the Internalization and do not include the direct compensation expense associated with our aforementioned approximately 14 employees, or other asset management, acquisition or general and administrative expenses not previously incurred based upon our externally managed structure. See “Selected Consolidated Historical and Pro Forma Financial and Other Data.”
As of December 31, 2022, on a pro forma basis, we had approximately $    million of total debt outstanding (net of fees), with a fixed interest rate of approximately 3.4% and an anticipated repayment date in December 2024, and approximately $   million of cash and cash equivalents. Upon completion of this offering, and after giving effect to the repayment of debt with the net proceeds of this offering, we will have a net debt-to-annualized adjusted EBITDAre ratio of approximately   x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. In addition, upon completion of this offering, we expect to enter into our $   million New Revolving Credit Facility and $   million New Delayed Draw Term Loan. As a private company, we historically have maintained higher leverage than we intend to maintain as a publicly-traded REIT following this offering. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of   . We intend to repay approximately $   million of our existing debt with the net proceeds of this offering. See “Use of Proceeds.”

Factors that Affect Our Results of Operations and Financial Condition
Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. Key factors that impact our results of operations and financial condition include rental rates, lease renewals and occupancy, land values, acquisition volume, tenant growth, demand, expansion, construction costs, net-lease terms, market liquidity, financing arrangements and leverage, property dispositions, general and administrative expenses, inflation, interest rates, consumer confidence, the overall economic environment and the financial strength of our tenants.
Rental Rates
Our ability to grow rental revenue from our existing portfolio will depend on our ability to realize the rental escalations built into our leases and execute lease renewals and lease extensions. As of December 31, 2022, approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average annual minimum increase of approximately 1.7%. As of December 31, 2022, approximately 95.6% of our leases (based on ABR) contained fixed annual rent increases or periodic escalations over the term of the lease (e.g. a 10% increase every five years), approximately 1.0% of our leases (based on ABR) contained annual lease escalations based on increases in the CPI, and the remaining approximately 3.4% of our leases (based on ABR) did not contain rent escalation provisions. During periods of inflation, our fixed rent increases may not keep pace with the rate of inflation while the limited number of our leases that include CPI-based increases may fare better. Conversely, during periods where inflation is more limited, our leases with fixed rate increases may fare better than our leases with CPI-based increases.
Property Dispositions
From time to time, we may seek to sell any of our properties, in particular, where we believe the risk profile may have changed and become misaligned with our then current portfolio acquisition objectives. We also may selectively decide to sell properties that no longer meet one or more of our investment criteria or that may be sold opportunistically. The resulting gains or losses on any future dispositions may materially impact our operating results. The recognition of a gain or loss on the sale of real estate varies from transaction to transaction based on fluctuations in asset prices and demand in the real estate market at the time a property is listed for sale. To date, we have only sold five properties.
Lease Renewals and Occupancy
As of December 31, 2022, the weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options. As of December 31, 2022, 17 leases representing approximately 6.2% of our leases (based on ABR) will expire prior to December 31, 2024. See “Business and Properties—Our Leases—Lease Maturity.” The stability of the rental revenue generated by our outparcel properties depends principally on our tenants’ ability to pay rent and our ability to collect rent, our ability to renew expiring leases or re-lease space upon the expiration or other termination of leases, our ability to lease properties that become vacant and maintain or increase rental rates at our leased properties. To the extent our properties become vacant, we would forego rental income while remaining responsible for the payment of property taxes, insurance, maintenance and other related costs and maintaining the property until it is re-leased, which could negatively impact our operating results. As of December 31, 2022, we had six vacant properties. As of the date of this prospectus, two of those properties have been sold, one of those properties has been leased, two of those properties are under lease negotiations and one of those properties is under contract negotiations to sell.
Acquisition Volume
Our historical growth in revenues and earnings has been achieved through rent escalations associated with existing in-place leases, coupled with rental income generated from property acquisitions. Our ability to grow revenue will depend, to a significant degree, on our ability to acquire additional properties. Our ability to grow requires us to identify and complete acquisitions that meet our investment criteria. Changes in capitalization rates, interest rates, inflation, market competition, economic changes, property inventory, and other factors may impact our acquisition opportunities in the future. Market conditions may also impact the total returns we can achieve on our investments. Our acquisition volume also depends on our ability to successfully access third-party debt and equity financing to fund our capital needs.

Net-Lease Terms
Substantially all of our leases are net leases pursuant to which our tenants generally are obligated to pay customary expenses associated with the leased property such as real estate taxes, insurance, maintenance and repairs, and in many cases capital costs. Some leases contain exceptions that require us to pay specified expenses such as the cost of roof, parking lot, heating, ventilation and air conditioning and structure and non-structural repairs and replacement costs, off-site improvements, lease covenants affecting off-site property, and remediation activities (unless necessitated by the tenant), as well as costs related to the operation of a property in excess of certain caps contained within the underlying lease. In certain instances, a landlord’s reimbursement obligation may include reimbursing the tenant for the unamortized costs of certain expenses incurred by tenant for the development of the premises. In some leases, this type of reimbursement obligation is triggered by the default of the landlord under the lease, but other leases require reimbursement of tenant due to circumstances outside of the landlord’s control. For the year ended December 31, 2022, we incurred $0.8 million in aggregate of expenses that were not tenant obligations. To the extent that our properties experience an increase in roof and structure, capital or other repairs or costs for which we are contractually responsible under some leases, it could negatively impact our future operating results. In addition, an increase in the number of leases in which we are responsible for some or all of these expenses could negatively influence our future operating results.
Interest Expense
Upon completion of this offering, we expect to have pro forma total debt outstanding of $    million (net of fees), consisting of our ABS Notes with a fixed interest rate of approximately 3.4%. The anticipated repayment date for the ABS Notes is in December 2024 even though the stated maturity date is in December 2049, because the remaining outstanding principal balance becomes due and payable and additional interest begins to accrue on the ABS Notes if not paid in full by December 2024. We anticipate that our interest expense will increase when we refinance our ABS Notes, whether we use the New Delayed Draw Term Loan or other sources of funding given the recent rising interest rate environment. We also expect to continue to incur debt in the future in order to fund future acquisitions, which we expect will increase the amount of interest expense we incur. In addition, although we plan to manage our total floating-rate debt exposure, changes in the interest rate environment could either increase or decrease our weighted average interest rate in the future or impact any refinancing initiatives, which could also result in principal reduction requirements and ultimate refinancing risks. Any changes to our debt structure, including borrowings under our New Revolving Credit Facility and New Delayed Draw Term Loan, or debt financing associated with property acquisitions, could materially influence our operating results.
Property Management and Asset Management Fees
Following completion of the Internalization, we will not pay property management and asset management fees that were previously paid by our predecessor, which historically increased as the size of our portfolio grew.
General and Administrative Expenses
Following completion of the Internalization, our general and administrative expenses will include direct employee compensation costs for our approximately 14 employees. In addition, our general and administrative expenses will include certain professional fees, consulting, portfolio servicing costs, board costs, public company expenses, increased audit, tax and other costs, insurance costs, and other general and administrative expenses not previously incurred by our predecessor based upon its externally managed structure. For more information regarding our outsourcing agreement, see “REIT Contribution Transactions and Internalization—Internalization.”
Impact of Inflation
Our rental revenues may be impacted by inflation. Approximately 95.6% of our leases (based on ABR) contain rent escalators that increase rent at a fixed amount and may not be sufficient during periods of inflation. Leases that contributed approximately 1.0% of our leases (based on ABR) as of December 31, 2022, contained rent escalators based on increases in CPI and the associated increases in rental revenue may be limited during periods of low inflation. The impact of inflation on our property and operating expenses is mitigated since substantially all of our leases are net leases, and property-level expenses are generally paid for or reimbursed to us by our tenants. Some leases contain exceptions that require us to pay specified expenses such as the cost of roof, parking lot, heating ventilation and air-conditioning and structure and non-structural repairs and replacement costs, off-site improvements, lease covenants affecting off-site property, and remediation activities (unless necessitated by the tenant), as well as costs related to the operation of a property in excess of certain caps contained within the underlying lease. To the extent we bear the cost of such expense, in certain cases, warranties are in place to help mitigate future significant capital outlays, though typically such warranties only cover certain limited items and do not provide comprehensive coverage. Inflation and increased costs may also have an adverse impact on our tenants’ businesses and their creditworthiness.
Tenant Bankruptcies
Adverse economic conditions, in addition to general economic downturns, particularly those that affect the markets in which our properties are located, or downturns in our tenants’ industries could impair our tenants’ ability to meet their lease obligations to us and our ability to renew expiring leases or re-lease space. In particular, the bankruptcy or deterioration of operational performance of one or more of our tenants could adversely affect our ability to collect rents from such tenant and maintain our portfolio’s occupancy.
Results of Operations
Our predecessor’s historical consolidated results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, discussed below, include our predecessor’s payment of asset and property management fees that we will not pay following the Internalization, and also do not include the expected direct compensation expense associated with approximately 14 employees expected to be employed by us following the Internalization and the completion of this offering, or incremental general and administrative expenses.
Comparison of the Fiscal Year Ended December 31, 2022 and the Fiscal Year Ended December 31, 2021
Years ended December 31,	2022	2021	$	%
Revenues
Rental revenues	$39,862,784	$33,902,405	$5,960,379	18%
Operating expenses
Depreciation and amortization	21,800,720	19,311,057	2,489,663	13%
Property operating expenses	4,497,175	3,463,814	1,033,361	30%
Property management fees	918,490	648,711	269,779
Asset management fees	3,638,276	2,722,910	915,366	34%
General and administrative expenses	1,183,745	1,195,858	(12,113)	-1%
Total operating expenses	32,038,406	27,342,350	4,696,056	17%
Other expenses
Interest expense	12,463,982	9,375,959	3,088,023	33%
Loss on sale of real estate	201,439	—	201,439	>100%
Income taxes	430,232	207,803	222,429	>100%
Total other expenses	13,095,653	9,583,762	3,289,462	34%
Operating loss	(5,271,275)	(3,023,707)	1,406,594
Equity (loss) income from investment in an unconsolidated entity	(108,922)	134,216	(243,138)	<-100%
Net loss	$(5,380,197)	$(2,889,491)	$1,649,732	-57%
Rental Revenues
Years ended December 31,	2022	2021	$	%
Revenues:
Contractual rental amounts billed	$39,026,698	$29,938,275	$9,088,423	30%
Adjustment to recognize contractual rental amounts on a straight-line basis	1,307,117	1,199,918	107,199	9%
Variable rental amounts earned	47,154	1,438	45,716	>100%
Above/below market lease amortization, net	(551,558)	2,738,964	(3,290,522)	<-100%
Other income	33,373	23,810	9,563	40%
Total rental revenues	$39,862,784	$33,902,405	$5,960,379	18%

The increase in contractual rental amounts billed was primarily attributable to growth of the real estate portfolio through new acquisitions during 2021 and 2022, combined with rent escalations from the existing portfolio. During the year ended December 31, 2022, we acquired 23 properties at an aggregate cost of approximately $85.0 million including closing costs. During the year ended December 31, 2021 we acquired 52 properties at an aggregate cost of approximately $150.0 million including closing costs, weighted towards the second half of the year.
The decrease in above/below market lease amortization, net for the year ended December 31, 2022 was primarily due to decrease in below market lease amortization associated with leases that were fully amortized during 2021 upon the end of the initial lease term.
Operating Expenses
Depreciation and amortization
The increase in depreciation and amortization for the year ended December 31, 2022 was primarily due to the increase in our real estate portfolio over the comparable period.
Property operating expenses
The percentage increase in property operating expenses was mainly due to the increase in number of properties in our portfolio, consistent with the percentage increase in contractual rental amounts billed. Substantially all of our leases are net leases pursuant to which our tenants generally are obligated to pay customary expenses associated with the leased property such as real estate taxes, insurance, maintenance and repairs, and in many cases capital costs. Some leases contain exceptions that require us to pay specified expenses such as the cost of roof, parking lot, heating, ventilation and air conditioning and structure and non-structural repairs and replacement costs, off-site improvements, lease covenants affecting off-site property, and remediation activities (unless necessitated by the tenant), as well as costs related to the operation of a property in excess of certain caps or subject to certain exclusions contained within the underlying lease. For the year ended December 31, 2022, we incurred $0.8 million in aggregate of expenses that were not tenant obligations.
Property management fees and asset management fees
We paid an affiliate of our external manager a monthly property management fee equal to 2.0% to 3.5% of gross receipts collected from the portfolio. The increase in the property management fees during the year ended December 31, 2022 was primarily a result of an increase in the number of properties in the portfolio coupled with rent escalations.
We paid our external manager a quarterly asset management fee equal to 1.0% of the aggregate equity calculated based on the net asset value determined by our predecessor’s valuation committee. During December 31, 2022, an additional $82.5 million of equity was contributed which resulted in an increase in asset management fees. The equity contributed was used to fund new real estate acquisitions during the year.
Upon the completion of the Internalization and this offering, the property and asset management fees will be eliminated.
Other Expenses
Interest expense
The increase in interest expense is primarily due to increase in borrowings from the Revolving Credit Facility, which bears interest at a rate of LIBOR subject to a floor of 0.25% plus 2.25%. During the year ended December 31, 2022, we drew an additional $10.0 million from the Revolving Credit Facility to fund new acquisitions of real estate properties. As of December 31, 2022 and December 31, 2021, the aggregate debt outstanding had a weighted average interest rate excluding amortization of deferred financing costs of 4.4% and 3.1%, respectively.
Loss on sale of real estate
During the year ended December 31, 2022, we sold two properties at a loss of approximately $0.2 million.
Equity income (loss) from investment in unconsolidated entity
The increase in loss for the year ended December 31, 2022 compared to the year ended December 31, 2021 is due to the addition of the Term Loan Credit Facility at the 50/50 Joint Venture on March 31, 2022. The Term Loan Credit Facility bears interest at a rate of SOFR plus 1.80% and was fully drawn on April 1, 2022 to fund new acquisitions of real estate properties.

Liquidity and Capital Resources
Liquidity/REIT Requirements
Liquidity is a measure of our ability to meet potential cash requirements, including our ongoing commitments to repay debt, fund our operations, acquire properties, make distributions to our stockholders, and other general business needs. As a REIT, we are required to distribute to our stockholders at least 90% of our taxable income determined without regard to the dividends paid deduction and excluding net capital gain, on an annual basis. As a result, it is unlikely that we will be able to retain substantial cash balances to meet our liquidity needs from our annual taxable income. Instead, we expect to meet our liquidity needs primarily by relying upon external sources of capital, such as borrowings under our debt facilities or additional equity or preferred offerings or other capital raises, which would all be subject to a number of market and other factors in order to be successfully accessible.
Short-term Liquidity Requirements
Our short-term liquidity requirements consist primarily of funds necessary to pay for our operating expenses, including our general and administrative expenses as well as interest payments on our outstanding debt and to pay distributions. Since our portfolio has had a historically strong occupancy level and substantially all of our leases are net leases, we do not currently anticipate making significant capital expenditures or incurring other significant property operating costs (unless vacancies adjust beyond historical norms) that would materially adversely impact short-term financial liquidity. We expect to meet our short-term liquidity requirements primarily from cash and cash equivalents balances, net cash provided by operating activities, and borrowings under our New Revolving Credit Facility and New Delayed Draw Term Loan or through the issuance of debt or equity instruments subject to market conditions.
Long-term Liquidity Requirements
Our long-term liquidity requirements consist primarily of funds necessary to repay debt, including $    million of debt (net of fees) that is anticipated to be repaid in December 2024, and to invest in additional revenue generating properties. Debt capital is provided through our New Revolving Credit Facility and New Delayed Draw Term Loan, as well as potentially through the issuance of debt and equity instruments subject to market conditions and Company operating performance. The source and mix of our debt capital in the future will be impacted by market conditions. We plan to prudently balance our debt portfolio with a combination of fixed and floating rate debt and will evaluate opportunities to hedge certain interest rate risk if applicable.
We expect to meet our long-term liquidity requirements primarily from borrowings under our New Revolving Credit Facility and New Delayed Draw Term Loan, any future debt and equity financings, and proceeds from limited sales of our properties. Our ability to access these capital sources may be impacted by unfavorable market conditions, particularly in the debt and equity capital markets and the real estate market in general, that are outside of our control. In addition, our success will depend on our operating performance, our borrowing restrictions, our degree of leverage, market perceptions of the Company, our access to debt, equity or other capital instruments and other factors. Our acquisition growth strategy significantly depends on our ability to obtain acquisition-financing on favorable terms. We seek to reduce the risk that long-term debt capital may be unavailable to us by strengthening our balance sheet by investing in real estate with creditworthy tenants and lease guarantors, and by maintaining an appropriate mix of debt and equity capitalization.
Pro Forma Liquidity and Capital
As of December 31, 2022, we had on a pro forma basis $   million of cash and cash equivalents. In addition, upon completion of this offering, we expect to have $   million of available borrowing capacity under our New Revolving Credit Facility and $   million under our New Delayed Draw Term Loan. We believe that following completion of this offering, we will have access to capital sufficient to meet our capital needs for the reasonably foreseeable future.
Leverage Policy
Upon completion of this offering, we will have pro forma total debt outstanding of $    million (net of fees) and after giving effect to the repayment of debt with the net proceeds of this offering, we expect to have a net debt-to-annualized adjusted EBITDAre ratio of approximately   x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of    . Our board of directors may from time to time modify our leverage policy in light of then current economic conditions, relative costs and availability of debt and equity capital, changes in the market price of our Common Stock, acquisition opportunities, and other factors.

Pro Forma Debt to be Outstanding After This Offering
As of December 31, 2022, on a pro forma basis, we had approximately $    million total debt outstanding (net of fees), with a fixed interest rate of approximately 3.4% and an anticipated repayment date of December 28, 2024.
Description of Certain Debt to be Outstanding After This Offering
The following is a summary of the material provisions of our ABS Notes, New Revolving Credit Facility and New Delayed Draw Term Loan.
ABS Notes
As of December 31, 2022, $   million aggregate principal amount of the ABS Notes issued by affiliates of our predecessor were outstanding (net of fees) and interest on the ABS Notes accrues at an annual rate equal to 3.4%. The anticipated repayment date for the ABS Notes is in December 2024 even though the stated maturity date is in December 2049 because the remaining outstanding principal balance becomes due and payable on the anticipated repayment date and additional interest begins to accrue on the ABS Notes if not paid in full by December 2024. The ABS Notes may be prepaid in whole or in part by us in accordance with the indenture and at prices equal to the principal amount of the ABS Notes to be prepaid plus accrued interest thereon, the applicable make whole amount, if any, and other amounts owed under the indenture. The ABS Notes are secured by liens on 132 outparcel properties, which represented 51% of our total outparcel properties based on the number of properties as of December 31, 2022. We are subject to customary restrictive covenants and financial reporting requirements under the indenture.
The foregoing summary of the ABS Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. For additional information about our ABS Notes see Note 6(a) to the audited historical consolidated financial statements included elsewhere in this prospectus.
New Revolving Credit Facility
We expect that a group of lenders, for which     will act as administrative agent, and which will include affiliates of certain of the other underwriters, will provide commitments for our New Revolving Credit Facility, allowing borrowings of up to $   million. We expect our New Revolving Credit Facility to be available to us concurrently with the completion of this offering and have an initial maturity date of    . Borrowings under our New Revolving Credit Facility are expected to bear interest at floating rates based on SOFR plus an applicable margin.
We will be subject to various covenants and financial reporting requirements pursuant to our New Revolving Credit Facility. In the event of default, either through default on payments or breach of covenants, we may be restricted from paying dividends to our stockholders in excess of dividends required to maintain our REIT qualification.
We expect that our New Revolving Credit Facility will be used for property acquisitions, working capital requirements, and other general corporate purposes. We anticipate that our New Revolving Credit Facility will contain other customary terms, covenants and other conditions for credit facilities of this type. No assurances can be given that we will obtain our New Revolving Credit Facility or, if we do, what its amount and terms will be.
New Delayed Draw Term Loan
We expect that a group of lenders, for which       will act as administrative agent, and which will include affiliates of certain of the other underwriters, will provide commitments for our New Delayed Draw Term Loan, allowing borrowings of up to $   million. We expect our New Delayed Draw Term Loan to be available to us concurrently with the completion of this offering and have an initial maturity date of    . Borrowings under our New Delayed Draw Term Loan are expected to bear interest at floating rates based on SOFR plus an applicable margin.
We will be subject to various covenants and financial reporting requirements pursuant to our New Delayed Draw Term Loan. In the event of default, either through default on payments or breach of covenants, we may be restricted from paying dividends to our stockholders in excess of dividends required to maintain our REIT qualification.
We expect that our New Delayed Draw Term Loan will be used for property acquisitions, working capital requirements, and other general corporate purposes. We anticipate that our New Delayed Draw Term Loan will contain other customary terms, covenants and other conditions for term loans of this type. No assurances can be given that we will obtain our New Delayed Draw Term Loan or, if we do, what its amount and terms will be.

Derivative Instruments and Hedging Activities
We may be exposed to interest rate risk arising from changes in interest rates on any floating-rate borrowings that we make under our New Revolving Credit Facility and New Delayed Draw Term Loan or other debt or capital instruments that bear interest. Borrowings under our New Revolving Credit Facility and New Delayed Draw Term Loan will bear interest at floating rates based on SOFR plus an applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense, which will in turn, decrease or increase our net income and cash flow.
In the future, we may attempt to manage our interest rate risk by entering into interest rate swaps or other hedging arrangements. Under these agreements, we receive monthly payments from the counterparties equal to the related variable interest rates multiplied by the outstanding notional amounts. In turn, we pay the counterparties each month an amount equal to a fixed interest rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that we pay a fixed interest rate on our variable-rate borrowings. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes.
Cash Flows
Cash, cash equivalents and restricted cash totaled $41.1 million as of December 31, 2022 as compared to $31.9 million as of December 31, 2021. The table below shows information concerning cash flows for the years ended December 31, 2022 and 2021:
Years ended December 31,	2022	2021
Net cash provided by operating activities	$23,102,733	$16,791,492
Net cash used in investing activities	(82,198,629)	(149,184,664)
Net cash provided by financing activities	68,298,928	138,746,325
Increase in cash and cash equivalents and restricted cash	$9,203,032	$6,353,153
The increase in net cash provided by operating activities during the year ended December 31, 2022 as compared to the year ended December 31, 2021 was mainly due to the increase in the size of the portfolio with an addition of 23 properties acquired throughout 2022 and 52 properties were acquired in 2021, weighted towards the second half of the year.
The decrease in cash used in investing activities in the year ended December 31, 2022, as compared to the year ended December 31, 2021, reflected a decrease in acquisitions offset by an increase in proceeds from the disposal of two properties.
The decrease in cash provided by financing activities in the year ended December 31, 2022 as compared to the year ended December 31, 2021, reflected an increase in proceeds from new issuance of OP Units offset by increases in distributions as a result of units issued and lower incremental borrowings associated with new acquisitions in 2022.
Off-Balance Sheet Arrangements
We had no off-balance sheet arrangements as of December 31, 2022, or December 31, 2021.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformance with GAAP requires management to make estimates and assumptions that are subjective in nature and affect the reported amounts of assets, liabilities, revenues, and expenses as well as other disclosures in the consolidated financial statements. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates and assumptions, however, our actual results could differ materially from our estimates. A summary of our significant accounting policies is included in Note 2—Accounting Policies for Financial Statements, contained in the audited historical consolidated financial statements included elsewhere in the prospectus. Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Purchase Price Allocation of Acquired Properties
Upon acquisition of real estate held for investment considered to be an asset acquisition, the purchase price (including related acquisition costs) is capitalized as part of the cost basis. We allocate the purchase price between land, buildings and improvements, site improvements, and identifiable intangible assets and liabilities such as amounts related to in-place leases acquired, above- and below-market leases, based upon their fair values. The allocation of the purchase price requires judgment and significant estimates. The fair value of the land and building assets is determined on an as-if-vacant basis. Above- and below-market leases are based upon a comparison between existing leases upon acquisition and current market rents for similar real estate. The fair value of above- and below-market leases is equal to the aggregate present value of the spread between the contract and the market rate of each of the in-place leases over their remaining term. The fair values of in-place leases are determined based on the estimates of carrying costs during the expected lease-up periods and costs that would be incurred to put the existing leases in place under the same market terms and conditions.
We use multiple sources to estimate fair value, including information obtained about each property as a result of our pre-acquisition due diligence and marketing and leasing activities. We also consider information and other factors that impact the determination of fair value such as market conditions, industry conditions that the tenant operates in, characteristics of the real estate (e.g., location, size, value of comparative rental rates, traffic count) and tenant credit profile.
Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The net recoverable amount represents the undiscounted estimated future cash flow expected to be earned from the long-lived asset. In the case of real estate, the undiscounted estimated future cash flows are based on expected cash flows from the use and eventual disposition of the property. We estimate fair value using data such as operating income, estimated capitalization rates or multiples, and with regards to assets held for sale, negotiated selling price, less estimated costs of disposal.
Recently Issued Accounting Pronouncements
See Note 2—Accounting Policies for Financial Statements to our audited historical consolidated financial statements included elsewhere in the prospectus for a discussion of recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
We may be exposed to interest rate risk arising from changes in interest rates on any floating-rate borrowings we make under our New Revolving Credit Facility or New Delayed Draw Term Loan or other debt or other capital instruments that bear interest. Borrowings under our New Revolving Credit Facility and New Delayed Draw Term Loan will bear interest at floating rates based on SOFR plus an applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense, which will in turn, decrease or increase our net income and cash flow. In the future, we may manage a portion of our interest rate risk by entering into interest rate swaps or other hedging arrangements. To the extent that we seek to do so, our interest rate risk management strategy will be intended to stabilize cash flow requirements by maintaining interest rate swaps to convert certain variable-rate debt to a fixed rate. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. Refinancing of any of our debt instruments would also be subject to market conditions at the time of such refinancing and our operational performance, which could require principal paydowns and equity injections due to limited financing sources being available at the time.
As of December 31, 2022, our financial instruments were not exposed to significant market risk due to foreign currency exchange risk.
Non-GAAP Financial Measures
Our reported results and net earnings per diluted share are presented in accordance with GAAP. We also disclose FFO, AFFO, EBITDA, EBITDAre, adjusted EBITDAre, annualized adjusted EBITDAre and net debt, each of which are non-GAAP measures. We believe these non-GAAP financial measures are industry measures used by analysts and investors to compare the operating performance of REITs.
We compute FFO in accordance with the standards established by the Board of Governors of Nareit. Nareit defines FFO as GAAP net income or loss adjusted to exclude net gains (losses) from sales of certain depreciated real estate assets, depreciation and amortization expense from real estate assets, gains and losses from change in control, and impairment charges related to certain previously depreciated real estate assets. To derive AFFO, we modify the Nareit computation of FFO to include other adjustments to GAAP net income related to certain non-cash revenues and expenses, including straight-line rents, cost of debt extinguishments, amortization of lease intangibles, amortization of debt issuance costs, amortization of net mortgage premiums, (gain) loss on interest rate swaps and other non-cash interest expense, realized gains or losses on foreign currency transactions, Internalization expenses, extraordinary items, and other specified non-cash items. We believe that such items are not a result of normal operations and thus we believe excluding such items assists management and investors in distinguishing whether changes in our operations are due to growth or decline of operations at our properties or from other factors.
Our leases typically include cash rents that increase through lease escalations over the term of the lease. Our leases do not typically include significant front-loading or back-loading of payments, or significant rent-free periods. Therefore, we find it useful to evaluate rent on a contractual basis as it allows for comparison of existing rental rates to market rental rates. We further exclude costs or gains recorded on the extinguishment of debt, non-cash interest expense and gains, the amortization of debt issuance costs, net mortgage premiums, and lease intangibles, realized gains and losses on foreign currency transactions, and Internalization expenses, as these items are not indicative of ongoing operational results. We use AFFO as a measure of our performance when we formulate corporate goals.
FFO is used by management, investors, and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers, primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by one-time cash and non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other REITs, and comparisons of our FFO and AFFO with the same or similar measures disclosed by other REITs may not be meaningful. FFO and AFFO should not be considered alternatives to net income as a performance measure or to cash flows from operations, as reported on our statement of cash flows, or as a liquidity measure, and should be considered in addition to, and not in lieu of, GAAP financial measures.
Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments to FFO that we use to calculate AFFO. In the future, the SEC, Nareit or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and in response to such standardization we may have to adjust our calculation and characterization of AFFO accordingly.
The following is a reconciliation of historical and pro forma net income (which is the most comparable GAAP measure) to FFO and AFFO:
	For the year ended December 31,
	2022 Pro forma (Unaudited)	2022 Historical	2021 Historical
Net loss		$(5,380,197)	$(2,889,491)
Depreciation and amortization(1)		24,185,797	21,340,637
Loss on sale of real estate		201,439	—
FFO		$19,007,039	$18,451,146
Straight-line rent adjustments(1)		(1,440,416)	(1,428,221)
Adjustments to provision for credit losses(1)		142,407	201,465
Amortization of debt issuance cost(1)		2,559,097	2,024,563
Amortization of above and below-market leases(1)		780,011	(2,571,212)
AFFO		$21,048,137	$16,677,741
(1)
Includes our share of the corresponding amount from the equity income (loss) from our investment in an unconsolidated entity. The aggregate adjustments to FFO were $2,385,077 and $2,029,580 for the years ended December 31, 2022 and 2021, respectively, each on a historical basis. The aggregate adjustments to AFFO were $362,742 and $185,822 for the years ended December 31, 2022 and 2021, respectively, each on a historical basis.

We compute EBITDA as earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in our industry. We believe that this ratio provides investors and analysts with a measure of our leverage that includes our operating results unaffected by the differences in capital structures, capital investment cycles and useful life of related assets compared to other companies in our industry. In 2017, Nareit issued a white paper recommending that companies that report EBITDA also report EBITDAre in financial reports. We compute EBITDAre in accordance with the definition adopted by Nareit. Nareit defines EBITDAre as EBITDA (as defined above) excluding gains (loss) from the sales of depreciable property and provisions for impairment on investment in real estate. We believe EBITDA and EBITDAre are useful to investors and analysts because they provide important supplemental information about our operating performance exclusive of certain non-cash and other costs.
EBITDA and EBITDAre are not measures of financial performance under GAAP, and our EBITDA and EBITDAre may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and EBITDAre as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.
The following table reconciles net income (which is the most comparable GAAP measure) to EBITDA and EBITDAre:
	For the year ended December 31,
	2022 Pro forma (Unaudited)	2022 Historical	2021 Historical
Net loss		$(5,380,197)	$(2,889,491)
Depreciation and amortization(1)		24,965,808	18,769,425
Interest expense(1)		14,163,356	10,793,814
Income taxes(1)		430,232	207,803
EBITDA		$34,179,199	$26,881,551
Loss on sale of real estate		201,439	—
EBITDAre		$34,380,638	$26,881,551
(1)
Includes our share of the corresponding amount from the equity income (loss) from our investment in an unconsolidated entity. The aggregate adjustments to EBITDA were $4,312,904 and $3,615,187 for the years ended December 31, 2022 and 2021, respectively, each on a historical basis.

We compute adjusted EBITDAre as EBITDAre for the applicable quarter, as adjusted to (i) reflect all investment and disposition activity that took place during the applicable quarter as if each transaction had been completed on the first day of the quarter, (ii) exclude certain GAAP income and expense amounts that we believe are infrequent and unusual in nature because they relate to unique circumstances or transactions that had not previously occurred and which we do not anticipate occurring in the future, and (iii) eliminate the impact of lease termination fees from certain of our tenants. Annualized adjusted EBITDAre is calculated by multiplying adjusted EBITDAre for the applicable quarter by four, which we believe provides a meaningful estimate of our current run rate for all of our investments as of the end of the most recently completed quarter. You should not unduly rely on this measure as it is based on assumptions and estimates that may prove to be inaccurate. Our actual reported EBITDAre for future periods may be significantly different from our annualized adjusted EBITDAre.
The following table reconciles net income (which is the most comparable to GAAP measure) to EBITDA, EBITDAre, adjusted EBITDAre, and annualized adjusted EBITDAre.
	For the three months ended December 31,
	2022 Pro forma (Unaudited)	2022 Historical	2021 Historical
Net loss		$(1,995,762)	$(1,400,546)
Depreciation and amortization(1)		6,699,509	5,094,452
Interest expense(1)		4,087,976	3,200,928
Income taxes(1)		129,533	30,111
EBITDA		$8,921,256	$6,924,944
(Gain) Loss on sale of real estate		4,083	—
EBITDAre		$8,925,339	$6,924,944
Adjustment for current quarter investment activity(2)		70,148	620,342
Adjusted EBITDAre(2)		$8,995,487	$7,545,286
Annualized EBITDAre(2)		$35,701,356	$27,699,776
Annualized adjusted EBITDAre(2)		$35,981,946	$30,181,144
(1)
Includes our share of the corresponding amount from the equity income (loss) from our investment in an unconsolidated entity. The aggregate adjustments to EBITDA were $1,318,403 and $910,888 for each of the years ended December 31, 2022 and 2021, respectively, each on a historical basis.

(2)	Reflects an adjustment to give effect to all acquisitions during the quarter as if they had been acquired as of the beginning of the quarter.
Net debt is a non-GAAP financial measure. We define net debt as our debt less cash, cash equivalents and restricted cash. The ratios of net debt-to-EBITDAre and net debt-to-annualized adjusted EBITDAre represent net debt as of the end of the applicable period divided by EBITDAre or annualized adjusted EBITDAre for the period, respectively. We believe that these ratios are useful to investors and analysts because they provide information about gross debt less cash and cash equivalents, which could be useful to repay debt, compared to our performance as measured using EBITDAre and annualized adjusted EBITDAre, which are described above.
The following table reconciles total debt (which is the most comparable GAAP measure) to net debt, and presents the ratios of net debt-to-EBITDAre and net debt-to-annualized adjusted EBITDAre:
	As of December 31,
	2022 Pro forma (Unaudited)	2022 Historical	2021 Historical
Debt
ABS Notes		$190,040,901	$191,005,575
Share of 50/50 Joint Venture’s ABS Notes		34,999,550	35,177,213
Revolving Credit Facility		95,000,000	85,000,000
Share of 50/50 Joint Venture’s Term Loan Credit Facility		8,500,000	—
Total Debt		328,540,451	311,182,788
Cash, cash equivalents and restricted cash		(41,076,985)	(31,873,953)
Share of 50/50 Joint Venture’s cash, cash equivalents and restricted cash		(1,269,706)	(1,339,968)
Net Debt		$286,193,760	$277,968,867
Net debt to annualized EBITDAre		8.02	10.04
Net debt to annualized adjusted EBITDAre		7.95	9.21

MARKET OPPORTUNITY
Net Lease and Outparcel Real Estate Overview
The current outparcel real estate market is fragmented and most properties are privately held. As a result, there may be an opportunity for a well-capitalized, experienced investor to aggregate assets within the outparcel market. Multiple drivers support these potential advantages for outparcel assets when compared to other types of real estate, as well as other net lease property types. These drivers can include:
•	High-profile locations that often provide convenience and ease-of-access for customers;
•	Structural advantages—advertising, enhanced customer convenience, drive-thru optionality, etc.—that can make sites mission-critical for tenants;
•
Essential and experiential retailers in general outperformed the broader retail category, as these segments are typically more resilient to online-replacement, and are bolstered by strong consumer finances and an emphasis on social interactions and convenience;

•	A large demand pool of tenants with multiple locations, specifically in the essential and experiential retail segments, can drive strong competition for sites;
•
Larger, multi-location tenants also typically have more sophisticated operations, generally have shown proof of concept, place greater emphasis on customer exposure, and can spread potential losses across a greater number of locations, all of which can mitigate vacancy risk;

•	A constrained supply of existing outparcels and a limited supply pipeline of new sites, because of limited retail development activity and space constraints in prime high-traffic locations;
•	Site amenities, such as exposure to high-traffic roads, may enhance residual land value even if the outparcel tenant vacates; and
•	Fragmented ownership, with a concentration of smaller, private owners, bolsters the potential for a well-capitalized buyer to aggregate sites.
Traditional real estate operating metrics, such as market inventory, average rent or capitalization rates, for the outparcel market are difficult to quantify, despite the significant size of the market and interest in the net lease space more broadly. Smaller asset values compared with larger real estate assets, the constant state of flux in ownership due to sale-leasebacks and tenant-buybacks, and a significant concentration of ownership among private owners make collection of operational and market data difficult. As a result, in the absence of suitable direct data sources, RCG uses various industry data as proxies to assess the outparcel market.
Net Lease and Outparcel Characteristics
Properties with tenants on a net lease generally have more stable incomes than other forms of real estate and can offer a hedge against inflationary pressures. Net leases differ from the gross leases used in many other commercial property types in that the tenant, in many cases a single tenant, takes on most, or in many cases, all of the operational expenses of the building and associated land parcel. These expenses can include building maintenance, property taxes, insurance, utility costs and in many cases capital expenditures. Under a gross lease, these expenses would typically be borne by the landlord. The lease terms for net lease assets are typically longer than other commercial property leases, generally 10 or more years, and may include options to extend beyond the initial lease term. Tenants often enter into these longer leases to secure access to sites with unique locational advantages, such as high-traffic frontage and corner locations. Additionally, net leases usually include rent escalators that come into force at set intervals during the lease. These escalators can be fixed amounts or occasionally tied to benchmark indicators such as the CPI, providing a hedge against inflationary pressures. As a result of these lease structures, tenant assumption of maintenance and other expenses, and built-in rent escalators, net lease real estate can provide reliable, passive income streams, similar in some ways to interest-bearing bonds.
Outparcels are a specific type of asset that often utilize net leases. These pads are typically within a broader commercial trade area or commercial development, usually retail shopping centers, but are separate from the in-line building, and are often owned and developed separately from the primary building. Generally, outparcels are in prominent locations, including the corners of high-traffic intersections and on frontage along highways, increasing exposure to consumers. Outparcels are primarily configured to accommodate one or two tenants, although in some cases, may house more. While an accurate count of outparcels is not available, the number of sites is likely vast, owning in large part to the sheer number of arterial road intersections, highway off-ramps, retail shopping centers and commercial developments in the United States. Outparcels are often close, or adjacent, to highly trafficked streets, allowing tenants enhanced visibility to draw customers from roadways as well as those shopping in the center or nearby. While we believe most outparcels would typically be considered high-profile locations, outparcel locations along high-trafficked roadways, or on corner pads, can be particularly valuable for retail tenants, as the volume of cars passing the road-side buildings can increase brand exposure and name recognition. These features can also potentially bolster tenant revenue generation by converting car/foot-traffic at the location into sales.
In summary, outparcel sites are often high-profile locations leased by a range of tenants, often regional and national retail chains. Outparcels draw these tenants because of customer ease-of-access, drive-thru optionality and advertising and brand awareness benefits. As a result of these potentially significant benefits, outparcels may be considered mission-critical for tenants, providing occupancy stability. This stability in occupancy, paired with the structure of net leases, can provide a stable revenue stream for landlords across economic cycles and despite inflationary pressures.
Outparcel Tenant Overview
A wide range of tenants place value in, and are attracted to, outparcel sites. The elevated demand for outparcels, particularly those in high-profile locations, can lead to greater tenant competition than for inline and lower-exposure sites. In particular, the primary tenants for outparcels are often essential services and experiential retailers from a wide range of industries, such as brand-name coffee shops, pharmacies, QSRs, sit down or fast casual restaurants, medical facilities, bank branches, gas stations, car washes, automotive stores and cellular providers. Across these industry segments, outparcels also attract demand from tenants at various scales. The elevated level of demand for outparcels, and the potential rent premium that these sites can command because of this competition, often supports tenanting by chain-scale retailers. These larger tenants typically prioritize sites with street exposure and visibility, as well as greater ease-of-access for customers, which can be challenging to find in more customary commercial retail locations, and are often primary advantages of outparcels. These chains also typically have more sophisticated operations, can spread potential losses across a greater number of locations, and have the capacity to lease multiple sites across a portfolio, increasing their attractiveness as a tenant to property investors. Tenants in retail segments with frequent customer interactions, such as restaurants and retailers selling essential goods and services, are often the primary driver of demand for the high-profile outparcels that provide the greatest customer exposure. Further, essential services and experiential retail segments, the primary drivers of outparcel demand, generally outperformed other retail sectors during the last several years, and are likely more resilient to online replacement, factors that should bolster outparcel occupancy stability.
While the tenant mix for outparcel sites is particularly strong, the underlying attributes of these sites can also provide inherent value, even if a tenant leaves or does not renew. Advantages stemming from the high-profile nature of outparcel sites can also include ease-of-access for customers, advertising opportunities, potentially elevated foot/car traffic and a limited supply of such sites. These factors both differentiate outparcels from other net lease products but can also support rapid re-tenanting. Further, the draw of these sites for regional and national chains, often in essential and internet-resilient retail segments, means the demand pool of tenants is both stable and sizeable. Paired with the longer lease terms that are typical of net lease and outparcel properties, these underlying advantages can help stabilize occupancy across cycles and often provide steady income streams, and may help preserve the value of the outparcel itself.
Consumer Preferences and Key Tenant Industries
Household finances remain relatively strong in the wake of the COVID-19 pandemic. Additionally, shifts in consumer preferences that were underway prior to the pandemic, accelerated in the period following, including a shift towards experiences and services, and the strength of essential and necessity-based retailers. These trends should continue to positively impact industries that are the primary tenant demand drivers for the outparcel market.
Inflationary Pressures and Consumer Financial Strength
Significant amounts of government stimulus directed towards households during the COVID -19 pandemic, as well as supply chain disruptions and a tight labor market, fueled an acceleration in inflation during much of 2020 and 2021. However, this government stimulus and the wage gains associated with the tight labor market, when paired with the limited outlets for consumer spending in 2020 and early-2021, bolstered consumer financial strength. More recently, inflation began to moderate in the latter half of 2022 and in early 2023, largely as a result of rate tightening by the Board of Governors of the Federal Reserve System (the “Fed”), potentially providing further price relief for households. The tight labor market, marked by strong hiring and a low unemployment rate that persisted through mid-2023, also supported overall wage growth. In fact, the average hourly wage increased by 4.5%, year-over-year, as of April 2023, according to the U.S. Bureau of Labor Statistics, much greater than the average annual pace of 2.4% from 2009 to 2019. These wage gains, along with substantial amounts of government stimulus in response to the COVID-19 pandemic in 2020 and 2021, bolstered consumer financial strength even into 2023, providing tailwinds for the retail sector broadly, and benefitting the outparcel net lease segment.
The inflow of funds, both stimulus and wages, allowed households to pay down various debts and reduce these obligations as a share of their disposable income, likely adding additional disposable income to household budgets. Household debt as a share of consumer disposable income declined to 8.3% as of the first quarter of 2021, according to the Fed. While this share gradually increased to 9.7% as of year-end 2022, debt service payments as a share of disposable income remained less than the year-end 2019 share and the average annual share of from 2009 to 2019, both of which were already low by historical standards. In addition to paying off costly debts, consumers were able to put away a sizable portion of their income towards savings, which should provide stability in retail spending in the near term. The personal savings rate, the share of disposable income put towards personal savings, surged to 13.8% in 2021, compared with a historical average of 7.7% from 2009 to 2019, according to the Bureau of Economic Analysis (“BEA”). This contributed to consumers amassing a large amount of excess savings, which were subsequently spent throughout late 2021 and 2022, particularly on services and experiences as these segments reopened, like dining out and takeout. However, while the personal savings rate moderated to the mid-4% range in 2022, the rate recovered to 5.1% as of March 2023. Additionally, the Fed estimated that households still had approximately $500 billion in excess savings as of March 2023. The Fed expects that these aggregate savings should continue to support household spending through the fourth quarter of 2023, but could last longer if the pace of spending slows. However, even if spending were to slow, conditions for outparcel tenants, which often include necessity-based retailers and modestly priced food options, may outperform the broader retail segment.
Consumer Spending Patterns
Elevated levels of savings, as well as lower debt levels, helped support resilient consumer spending habits. Overall personal consumption expenditures, a broad measure of consumer spending, declined sharply in 2020 as a result of COVID-19-related business restrictions. These restrictions also spurred a shift in spending to goods during 2020 and early 2021. However, growth in this category slowed, and spending on services recovered rapidly during the second half of 2021 and 2022. More recently, growth in inflation-adjusted services spending outpaced spending on goods, increasing by 3.1%, year-over-year, as of March 2023, compared with an increase of less than 1% on goods, according to the BEA. In absolute terms, these rates of growth for services and goods translated to increases of $264 billion and $43 billion (2012 dollars), respectively. Resilient consumer spending on services highlights the renewed consumer preference for experiences as a result of the COVID-19 pandemic, an ongoing trend even prior to the pandemic. Growing spending on services and experiences should support tenant demand for outparcel sites, which often cater to businesses operating in these categories. Additionally, within both the goods and services categories, year-over-year spending growth was especially strong for segments where replacement by online channels is suboptimal, and convenience is at a premium. These segments include restaurants, pharmacies, cellular and healthcare, gas and automotive services and furniture stores. All of these segments are also major drivers of outparcel tenant demand, as businesses benefit from the structural advantages of these sites, including enhanced convenience for customers, brand awareness and advantageous physical locations.

Emphasis on Convenience
Beyond the broader shift to experiences and spending on services, consumers increasingly demand a convenient shopping and dining experience. During the COVID-19 pandemic, the inability for many consumers to shop or go inside retail locations increased the value of pick-up and drive-thru services. The attraction of these services, primarily the convenience of not having to leave the car, persisted in the wake of the pandemic. Many consumers still place significant value in convenience and ease-of-access, key benefits often afforded by outparcel sites. For situations where a customer needs to go inside the store, either to see product selection or talk with an employee, making this process as convenient and efficient as possible will likely support further consumer demand. The premium placed on convenience can also be measured by elevated demand for QSR, which typically include a drive-thru and are a major source of outparcel demand. Highlighting the importance of convenience for diners, 66% of consumers were more likely to order food for takeout than they were in 2019, as of 2023, according to the National Restaurant Association. Further, consumers increasingly choose locations with added convenience factors such as online ordering and drive-thrus and easy access and street frontage. In fact, visits to QSR with a drive-thru were more than 90% of the pre-pandemic level as of April 2023, compared with a recovery rate of less than 75% at locations without a drive-thru, according to Avison Young. Notably, the ability to offer a drive-thru is a major advantage of outparcel sites when compared with in-line locations, a factor that makes outparcels particularly attractive for QSR operators as well as banks and pharmacies. More broadly, the ease-of-access of outparcel sites along with street frontage should provide an advantage to tenants as consumers continue to place an emphasis on convenience.
Essential and Internet-Resilient Industries
In addition to the broader shift in consumer preferences towards services and convenience, retail segments providing essential goods and services, as well as those offering products that are difficult to shop for online, outperformed the broader retail market in recent years. These segments share a few key characteristics that provide resilience to online replacement. First, many customers still prefer to purchase essential goods, such as groceries and medicine, in person. As a result, retailers that have the capability to both fulfill healthcare needs and provide essential goods in one place, such as pharmacies, can provide a significant efficiency advantage for consumers, especially when these retailers are conveniently located and easy to access, as on an outparcel. Second, many internet-resilient retailers offer services that are difficult to replicate online with current technology. These can include offering showrooms to physically view and examine products, such as furniture, or employees that provide expertise and recommendations regarding product selection, such as medication instructions or vehicle repairs. Finally, these internet-resilient retail segments generally benefit from macroeconomic and demographic tailwinds for their product offerings. These can range from increased healthcare expenditures to growing cellular and internet demand, elevated home-buying activity or more vehicles on the road. Notably, consumer demand for retail segments for which internet replacement is more challenging, such as food service, car washes, gas stations, automotive stores and specialized medical care, should remain dependent on broader macroeconomic and demographic trends, such as household incomes and healthcare utilization. We believe all of these factors—purveying essential goods, efficiency, convenience, showrooms, employee expertise—should help these industries remain relatively resilient to online replacement, and support continued growth in retail sales for these industries.
In recent years, these advantages supported robust sales growth in many of the retail segments that are generally more resilient to internet replacement and drive demand for outparcels. Average annual retail sales growth exceeded 3% for the furniture store, automotive store (including tire stores), pharmacy and limited-service restaurant segments between 2009 and 2019, according to the Census Bureau (the “Census”). Meanwhile, retail sales for segments more susceptible to online replacement, such as electronics stores and department stores, declined by an average annual pace of 2.8% and 1.0%, respectively, during that period. After the pandemic-related business disruptions in 2020, retail sales in internet-resilient industries rebounded, and retail sales increased at a strong pace among most segments, with the furniture store segment as the only exception, following a surge in spending in 2021 and 2022 amid robust home-buying activity. Going forward, retail segments that purvey essential goods and services, and offer convenience or efficiency advantages compared with online channels, are likely to remain resilient to internet replacement, and continue to benefit from growing consumer demand for these services.

Quick-Service Restaurants (QSR)
The QSR category generally includes traditional fast-food chains, fast-casual restaurants and some coffee shop chains. QSR operators often prefer locations with the ability to install a drive-thru, a major draw for outparcel sites. QSR operators also place high value on other outparcel characteristics, such as advertising opportunities, exposure and ease-of-access from the street. The QSR industry benefitted from a wide array of demand drivers in recent years, including growing consumer emphasis on convenience, the strength of household finances, resilient consumer spending in the wake of the COVID-19 pandemic, a renewed desire for social interaction and a broader shift toward increased spending on services.
These factors supported strong growth in retail sales at limited service restaurants, which encompasses most of the QSR industry. Retail sales at limited service restaurants increased by 12.8%, year-over-year, for the year-ending March 2023, compared with a pace of 7.8% across all retail categories, according to the Census. Further, this recent pace surpassed the average annual retail sales growth rate at limited service restaurants from 2009 to 2019 of 5.6%, which was again greater than the overall retail sales average annual growth rate of 3.4% during that period.

Additional factors could further bolster demand for limited service restaurants. First, as younger generations continue to start families, which are increasingly dual-income households, these households may have less time for cooking or sit-down dining while working or raising families. In fact, between 2011 and 2021, the number of families increased by 8.4%, an increase of 6.4 million families, according to the Census. Second, as part of the surge in household and family formation since 2019, residential development accelerated in recent years, which should further benefit consumer demand for convenient food options, such as QSR outparcel sites.

Medical Services
Medical service operators, which can include dental offices, urgent care facilities, and dialysis clinics, are also a key tenant demand driver for outparcel properties. Outparcels can offer medical service firms ease of access for patients, as well as increased visibility which can keep these services top-of-mind for potential customers, especially in urgent health care situations. More broadly, medical services operators continue to benefit from growing health care expenditures, an aging U.S. population and increased health care utilization. U.S. personal health care expenditures (“PHCE”) increased by 5.5%, year-over-year, to $3.5 billion as of 2021, the latest year of available data, according to the Centers for Medicare and Medicaid Services. This was faster than the average annual pace of PHCE growth of 4.2% between 2009 and 2019. As a result of this rapid growth, PHCE as a share of gross domestic product (“GDP”) increased to 15.2% as of 2021, from 14.8% in 2019. This was the highest share since tracking of this metric began in 1960, with the exception of 2020, when PHCE surged to 16% of GDP as a result of the COVID-19 pandemic.
In addition to the broader increase in health care spending, the aging population should continue to support elevated levels of healthcare spending and utilization going forward. The number of U.S. residents aged 65 and older increased by 34% during the 10-year period between 2012 and 2022, an absolute increase of 14.7 million people, according to the Census. This was significantly faster than overall population growth of 6.2%.
While the utilization of online health care channels is also expected to increase, the need for physical medical offices should remain elevated. This is particularly true for well-located locations, which may be closer and more convenient for consumers working from home and benefit from the recent surge in suburban residential development activity.
Net Lease and Outparcel Market Fundamentals
For property investors, net lease properties, and by nature outparcels, can offer various structural benefits that provide stable rent growth during economic expansions while potentially mitigating downside risk during contractions. Longer lease terms generally of 10 or more years can stretch across economic cycles, and decrease the risk of cash flow interruptions during periods of economic volatility. For instance, during economic downturns, longer lease terms and the essential, mission-critical nature of these sites may support stable occupancy, while set rent-escalators may provide reliable rent growth, even if broader market rents were to soften. As a result, rental income from net lease properties is often more stable when compared with other types of commercial real estate. During the Great Recession period (2007 to 2009), rent growth for net lease properties remained positive while rent growth for all other property sectors turned negative, according to the PwC Real Estate Investor Survey. During the following period, from end of 2009 to 2019, rent growth was stable at a level on par, or only slightly less than, other major real estate sectors. Then, during the more recent COVID-19 induced recession, net lease rents weakened slightly, but were more stable than other commercial real estate categories. Overall, these trends highlight the stability of net lease rents, and the resulting cash flows. In fact, among major real estate sectors, the volatility in rent growth from 2003 to 2023, as measured by standard deviation, was lowest for the net lease segment, outperforming both the regional malls and power centers segments, as well as industrial. While rent growth for outparcels is not available, outparcel sites likely outperformed the broader net lease segment because of persistent demand for high profile locations with street exposure, ease-of-access, and advertising opportunities, a strong tenant mix of national and regional chains, and the resilience of firms in retail segments closely associated with outparcel tenants, such as QSR, urgent care facilities and other essential services.

Features of net leases can also help mitigate inflationary risks. First, the site owner is typically insulated from increases in operational costs related to the property, such as utilities, insurance, taxes, maintenance, certain capital expenditures and materials, potentially providing a significant benefit to owners during times of elevated costs and inflation. Second, built-in rent escalations can act as a hedge against inflation.
On the tenant side, outparcels are particularly valuable for QSR users, as they are often the only sites that can accommodate drive-thru operations. High-profile locations with proximity to the street, and parking spaces surrounding most of the site for ease-of-access also provide enhanced convenience for customers for all types of tenants. These factors, along with drive-thru optionality, may significantly bolster tenant demand for outparcels, including from major national and regional chains. The top QSR chains, as well as banks and pharmacies vie for sites such as outparcels that have drive-thru capabilities. Large retail operators are more likely to enter into longer-term leases for premier locations with elevated consumer traffic, advertising opportunities and enhanced revenue generating potential. Elevated consumer demand, ease-of-access advantages for businesses and consumers, and a large pool of credit tenants, draw significant tenant demand for outparcels, and likely bolster the occupancy performance of outparcels relative to other net lease locations. We believe all of these factors provide tenant stability and can significantly enhance the desirability of outparcel sites when searching for a new tenant.
Market Size and Supply
The exact number of net lease and outparcel locations is amorphous because of the fractured ownership landscape in the market, the prevalence of sale-leasebacks, as well as property sales to tenants, and the propensity for smaller, private owners. However, the number of outparcels is likely vast given the abundance of commercial-zoned corners of major intersections and shopping center pads in the United States. In fact, there were more than 500,000 buildings, excluding enclosed shopping centers and strip malls, with fast food, vehicle service or repair, convenience store (with or without gas stations) or bank activities, according to the latest data available from the Energy Information Administration from 2018. Many of these businesses typically locate on outparcels in addition to numerous other business types including medical facilities, furniture stores and showrooms, standalone gas stations and pharmacies. As many of the buildings occupied by tenants in these business categories may be on outparcels, as well as construction activity that likely delivered new outparcels since 2018, the number of outparcels is likely greater than this figure. In addition to the existing size of the outparcel segment as well as net lease market, RCG uses an estimate for corporate-owned real estate as a proxy for potential expansion of the single tenant net lease market. RCG estimates that real estate owned and occupied by corporate occupiers ranged in value between $1.5 trillion and more than $2.0 trillion, which could become single tenant net lease assets through transactions such as sale-leasebacks.
Broad supply constraints may also affect the outparcel market. Generally, retail center construction has slowed during the past two decades, and is likely to slow further in the near term given challenges facing specific retail segments, tightening credit standards from bank lenders for commercial development and still-elevated construction costs. Broad measures of retail development activity can be used to provide an assessment of slowing construction activity. A large number of retail centers, likely with outparcel pads, and other retail sites were constructed during the late 1990s and early 2000s in response to the booming new home market. However, in recent years, housing development slowed. This reduction in the pace of new home building combined with volatility in the economy, as well as elevated costs for construction materials and labor, led to a sharp decline in new retail center construction.
The annual rate of retail development activity was $34.7 billion in the first quarter of 2023, less than the long-term historical average from the first quarter of 1993 to the first quarter of 2023, according to the Census. Going forward, elevated debt and construction costs are likely to persist in the near term, while longer-term structural challenges continue to impact underperforming segments of the retail industry, such as department stores. As a result, while there is a sizeable market of existing outparcels, constrained retail center construction activity, and to a lesser extent the restrictive near-term lending environment for commercial real estate and development, may mitigate supply-side risk in the outparcel market, particularly for high-profile locations at major intersections and along high -traffic roads. A limited new supply, and potential tailwinds for associated retail segments, should keep tenant demand and the desirability of outparcel assets elevated.

However, some retail center owners may carve-out new outparcel sites from existing centers where it makes sense to do so. While carve-outs should continue to add a limited amount of new supply to the outparcel market going forward, this undertaking is most attractive in locations where tenant demand and revenue for tenants would be sufficient to do so, such as high-traffic intersections and sites with frontage to major roadways. This would both limit the number of locations where carve-outs are feasible, and potentially create new buying opportunities for outparcels with strong underlying demand drivers, such as ease-of-access for customers, high profile locations and advertising opportunities. Modest growth in the supply of outparcels may also concentrate demand from tenants in growing retail sectors, such as service-oriented and experiential, into a limited number of sites, supporting positive supply-demand dynamics and potentially mitigating vacancy risk.
Ownership
Despite the many potential advantages of net lease and outparcel sites, including stable cash flows and positive supply-demand dynamics, the market is highly fragmented. Property owners can range in size from private individuals to institutional investors and REITs. While there are a limited number of large, well-capitalized property investors with a focus on net lease properties, smaller private investors hold most net lease sites. Many net lease sites are often valued at less than $5 million dollars, and as a result, often do not attract the attention of larger investors seeking more significant capital allocations. Transaction activity in the single tenant retail space may be utilized as a proxy for activity in the net lease retail space, as data on the net lease and outparcel market is limited because of relatively small asset values and the prevalence of sale leasebacks and tenant buyouts. Nearly 70% of single-tenant retail property purchase volume was from domestic private buyers as of 2022, while institutional investors and REITs accounted for slightly more than 25%, according to Northmarq. International and other domestic buyers accounted for less than 5% of buyers. Ownership of outparcels specifically is potentially even more fragmented as a result of smaller property values, with most current owners likely being small private firms or individuals; although, interest among large-scale investors has grown in recent years. This may create a significant aggregation opportunity for a flexible, well-capitalized property investor with expertise to identify appropriate sites. However, the limited number of large portfolios of outparcels, and smaller values of single outparcel assets, may make it difficult for very large investors to initially enter the market at adequate scale to justify a capital allocation, as successfully sourcing multiple smaller acquisitions typically requires a vast network of market and brokerage relationships that can take time to develop. Further, well-capitalized, and more sophisticated property investors that are active in the marketplace may have greater flexibility and can close with greater reliability, potentially mitigating transactional risks for sellers of outparcels, a potential advantage when compared with smaller private buyers.
More broadly, various external factors can affect the value of a particular outparcel. Accurately assessing broader macroeconomic trends in the market, foot/car traffic for a location and the performance of the broader retail center are all important drivers of the success of a site. Therefore, it is critical for investors to understand market and operational dynamics of outparcel sites, or partner with an investor that has this historical expertise. Further, the complexities of outparcel assets, and net leases more broadly, make institutional knowledge of these sites, specific tenants and industries, and the broader sector valuable. A well-capitalized firm with such institutional knowledge and expertise may be better positioned to accurately assess the associated risks, and act quickly to deploy capital efficiently and effectively. In a marketplace largely dominated by smaller private buyers, such as the outparcel market, these capabilities could further help well-capitalized firms outcompete smaller investors for prime properties.

Net Lease and Outparcel Transaction Volume and Capitalization Rates
The fragmented nature of the net lease market, and outparcel subsegment specifically, likely creates a significant opportunity for the aggregation of assets with bond-like qualities and potentially strong supply-demand dynamics. The limited role currently played by well-capitalized investors and both traded and non-traded REITs, because of the inefficiencies of transacting smaller value assets, may also limit competition in this space. As a result, RCG believes a well-capitalized firm may be able to aggregate prime sites in a fragmented market, achieve a competitive advantage compared with private buyers, and gain efficiencies via lower costs of capital and market expertise.
Transaction Volume
Due to the highly fragmented nature of the outparcel market, as well as a significant owner share among smaller private owners, as well as tenants themselves, it is difficult to fully quantify the scale of this market. As a result, RCG uses the single tenant retail market as a proxy for interest in the net lease retail segment. Deal flow in this space was significant, as nearly 1,500 single tenant retail properties transacted during the 12 months ended February 2023, accounting for 4% of all commercial real estate transactions during that period, according to Real Capital Analytics. Despite the dispersed nature of ownership in the market, and limited number of well-capitalized investors, transaction volume in the single tenant retail market surged in recent years as investors took advantage of the stable cash flows and general resiliency of the sector. Transaction volume increased to $11.3 billion in 2021, compared with an average annual volume of $6.2 billion from 2010 to 2019, according to Real Capital Analytics. Transaction activity gradually slowed during 2022 to $7.8 billion, likely as a result of rate increases by the Fed and financial market volatility. More recently, transaction volume for the 12 months ended February 2023 was still elevated at $8.3 billion. Notably, overall commercial real estate transaction volume continued to decline during the beginning of 2023, highlighting persistent investor interest in single tenant retail properties despite broader hesitation in the real estate sector.
Investor interest in single tenant retail properties likely indicates similar investor demand for net lease properties, which provide a myriad of cash flow stability advantages during economic downturns, as well as potential hedges against inflation. The enhanced benefits of outparcels when compared with the broader net lease retail market, including strong tenant demand for high-profile sites— those with high-traffic street frontage, drive-thru optionality, ease-of-access for consumers and advertising opportunities — and a limited new supply, may have contributed to even greater investor demand for this product type.

Capitalization Rates
Real estate investor demand, as well as strong market fundamentals, supported gradually tightening capitalization rates in the net lease retail sector since 2019, despite significant financial market volatility and rising interest rates during this period. Notably, capitalization rates remained particularly tight for segments most associated with outparcels, including essential and service-oriented retail. RCG analyzed single tenant and overall net lease retail capitalization rates to provide insight into outparcel market conditions, as fragmented ownership and a large number of smaller private owners limit the availability of outparcel-specific market data.

First, the capitalization rate for single tenant retail transactions, which gradually tightened following the onset of the COVID-19 pandemic, decreased further during the first quarter of 2023, despite the upward movement in capitalization rates in other segments. The 12-month average capitalization rate for single tenant retail properties tightened by 13 basis points, year-over-year, to 5.8% as of February 2023, according to Real Capital Analytics. This was the largest decrease among single tenant property types, and was also a more significant tightening than the overall retail commercial real estate sector. As a result, the single tenant retail capitalization rate tightened by a total of 55 basis points between December 2019 and February 2023. This outpaced the single tenant office segment, the overall single tenant segment and the overall retail commercial real estate segment, while the average capitalization rate for single tenant industrial transactions tightened by slightly more. The tightening in the single tenant retail capitalization rate compared with other asset types highlights the perceived strength and investor interest in this segment, as well as the broader retail category.
Second, the net lease retail capitalization rate, which captures a more granular segment of the retail real estate market, can provide further insight on outparcel capital market dynamics. The average capitalization rate for net lease retail properties tightened by 32 basis points (“bps”) to 5.8% from the fourth quarter of 2019 to the first quarter of 2022, according to the Boulder Group. The 32 bps decrease in the net lease retail segment was more significant than in either the office or industrial net lease segments during the same period. Additionally, the net lease retail commanded the tightest capitalization rate among these segments through 2022. The tightening of net lease retail capitalization rates during this period likely indicated elevated investor interest in the net lease retail segment, during a period when metrics for other major real estate sectors, such as malls and offices, weakened significantly. The relatively stable rent growth and occupancy of net lease properties, as well as the inflationary hedge these assets can provide, likely bolstered investor interest in the segment.
More recently, the overall net lease retail capitalization rate, along with capitalization rates for most real estate segments, increased during 2022 and early 2023 from this tight level, as the Fed began raising the interest rate on federal funds. The net lease retail transactional capitalization rate expanded by 30 bps to 6.1%, year-over-year as of the first quarter of 2023, according to Boulder Group. This was still significantly lower than the transactional capitalization rate for the net lease office (7.0%) and industrial (6.8%) segments, as well as the overall retail sector (6.5%). The recent capitalization rate expansion for net lease retail was nearly on par with the net lease office segment, and slightly more than the net lease industrial segments. However, the expansion in the net lease retail capitalization rate was much less than the broader office (+78 bps), industrial (+55 bps) and apartment (+44 bps) real estate sectors and was slightly more than the broader retail segment (+19 bps), for which the capitalization rate was already elevated. Despite this increase, the spread between the net lease retail capitalization rate and the 10-year U.S. Treasury bond yield tightened to 240 bps as of the first quarter of 2023, from 428 bps in 2019. Further, the spread in the net lease retail capitalization rate was significantly tighter than the office and industrial net lease segments, at 335 bps and 312 bps, respectively, as well as the overall retail segment capitalization rate spread of 289 bps, as of the first quarter of 2023. The relative tightening of the net lease retail capitalization rate spread, as well as a lower capitalization rate in general, may indicate the perceived value investors put in the net lease segment, as a potential inflation hedge, as a result of more stable rent growth than many other major real estate sectors.

The capitalization rates for net lease retail segments most closely associated with outparcels were generally tighter, potentially indicating greater investor demand during a period of elevated inflation, lower assessed risk, and positive supply-demand dynamics in the market. The average capitalization rates for banks, QSR and pharmacies were particularly tight compared with the broader net lease retail market, as of the first quarter of 2023, according to Avison Young. The average capitalization rate for all segments, except casual dining, was less than 6%, with casual dining only slightly exceeding 6%. Additionally, from the third quarter of 2022 to the first quarter of 2023, the average capitalization rates for pharmacies and bank properties were more stable than the broader market, while the capitalization rate for QSR and convenience stores expanded at a slightly faster rate, albeit from lower levels. Additionally, among these three outparcel-associated segments, the capitalization rate spread with the 10-year Treasury bond tightened from the third quarter of 2022 to the first quarter of 2023. While medical facilities are also a major tenant for outparcel properties, transaction activity in this segment was too limited to provide an accurate capitalization rate assessment. All of these capital market trends may indicate elevated investor interest in, as well as the assessed strength of, the net lease retail market, and in particular, the outparcel segment. Potentially elevated investor demand in this segment could stem from the many advantageous qualities of outparcel assets, including the mission-critical nature of outparcels, elevated tenant demand for these high-profile locations as a result of customer ease-of-access and advertising opportunities, and relatively low supply-side risk. These advantages are all in addition to the structural benefits net lease assets can provide owners in general, such as more stable rent growth and occupancy.

BUSINESS AND PROPERTIES
Our Company
FrontView is an internally-managed net-lease REIT that is experienced in acquiring, owning and managing outparcel properties that are net leased to a diversified group of tenants. We have chosen the name “FrontView” to represent our differentiated “real estate first” investment approach focused on outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers. We are a growing net-lease REIT and own a well-diversified portfolio of 259 outparcel properties across 33 U.S. states as of December 31, 2022. Our tenants include service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. Our Founder, Stephen Preston, who formed our company in 2016, previously served as a principal of NADG, an acquirer and developer of commercial, residential and net-lease real estate across the United States and Canada founded in 1977 and currently with approximately $5.0 billion of assets under management.
We focus on investing primarily in well-located, net-leased outparcel properties that provide high visibility to consumers. We believe our tenants value the prominent location of our outparcel properties with frontage on high-traffic roads that are highly visible to consumers and drive demand for their core business operations. In addition, our tenants are able to retain operational control of their strategically important locations through long-term net leases.
As of December 31, 2022, our portfolio comprised approximately 1.9 million rentable square feet of operational space and was highly diversified based on tenant, industry, and geography. As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR. Our portfolio’s occupancy rate was 97.7% and 98.9% as of December 31, 2022 and June 30, 2023, respectively. Our properties were leased to 272 tenants that represented 127 different brands, with no single tenant brand accounting for more than 3.4% of our ABR. As of December 31, 2022, approximately 41.2% of our tenants had an investment-grade credit rating. As of December 31, 2022, approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average minimum increase of approximately 1.7%. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options, and approximately 97.9% of such leases (based on ABR) have renewal options. As of December 31, 2022, no more than 13.5% of our rental revenue was derived from leases that expire in any single year prior to 2030.
From our inception in 2016 through 2022, our portfolio has grown to 259 properties. In order to benefit from increasing economies of scale as we continue to grow and as a part of our evolution toward entering the public markets, we have made the decision to internalize our management team and functions currently performed by our external manager and its affiliates, which will become effective upon completion of this offering. Upon closing of the Internalization, each member of our senior management team will become a full-time employee of FrontView. We intend to continue to execute our growth strategy, utilizing our long-standing, established relationships within the marketplace to source new acquisition opportunities. Following completion of this offering, we believe that our balance sheet, including cash on hand, expected borrowing capacity under our New Revolving Credit Facility and New Delayed Draw Term Loan, and overall leverage profile will enable us to continue to expand our portfolio.
We will conduct substantially all operations, and hold substantially all of our assets through the OP, which is commonly referred to as an umbrella partnership real estate investment trust or “UPREIT.” Upon completion of the REIT Contribution Transactions, Internalization and this offering, we will own approximately   % of the issued and outstanding OP Units. Approximately   % of the OP Units will be owned by NARS and its affiliates, including our Founder and certain officers and directors, pursuant to the Internalization and approximately   % will be owned directly or indirectly by our existing contributing investors.
Our Competitive Strengths
We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish our Company from other market participants, allowing us to compete effectively in the single-tenant, net-lease market for outparcel properties:
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Focused Portfolio of Well-Located Net-Lease Outparcel Properties. Pursuant to our “real estate first” investment strategy, we have acquired a highly curated portfolio of outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers, which we believe is important to our tenants’ operations and success. We are selective in acquiring outparcels and frequently decline opportunities that may otherwise pass certain financial tests if we do not believe in the quality and long-term viability of the real estate. In 2016, we made a strategic decision to acquire outparcel properties with frontage on high-traffic roads and today we have developed an extensive track-record in acquiring, owning and managing outparcel properties. As a result, we believe we are a market leader in acquiring, owning and managing outparcel properties and therefore are well positioned for future growth. We believe we have a differentiated strategy and competitive positioning, given our acquisition history and experience, that will enable us to aggregate assets within the outparcel market at scale efficiently.
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Highly-Diversified Tenants, Brands, Industries, and Geographic Reach. Our portfolio is highly diversified based on tenant brands, industries and geography and is cross-diversified within each (e.g., tenant diversification within a geographic concentration). As of December 31, 2022, we had 272 tenants that operated 127 different brands. Our top 10 tenant brands (based on ABR) represented approximately 24.9% of our portfolio ABR as of December 31, 2022, with no single tenant brand representing more than 3.4% of our ABR. As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR. We believe this diversification positions us well for significant growth and helps mitigate the risks inherent in a concentration in only one or a few tenants, brands or geographies, including risks presented by tenant bankruptcies, adverse industry trends, and economic downturns or changes in a particular geographic area.

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Creditworthiness of Tenants. We believe that underlying credit or financial wherewithal of a tenant is one of the more important criteria when evaluating an acquisition. When appropriate information is available, we focus on evaluating a tenant’s financial statements to understand performance, liquidity, leverage and key ratios, as well as sales volume and rent to sales coverage, at both the parent/corporate guarantor level and unit level. In addition, as part of our review of tenant creditworthiness we evaluate the details of each tenant’s brand, industry, and management team expertise and experience, amongst other factors. Substantially all of our leases are with the parent or corporate entity (direct or guarantee) for a tenant brand. As of December 31, 2022, approximately 41.2% of our tenants had an investment-grade credit rating.

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Scalable Net-Lease Platform Well Positioned for Significant Growth. We expect to have approximately 14 employees upon completion of the Internalization. Our senior leadership, asset management and property management teams collectively have an average of more than 20 years of real estate and/or net lease real estate experience. We also have dedicated industry specialists who provide significant capabilities across real estate underwriting and origination, development, acquisition, financing, and property and asset management, and believe our platform is highly scalable. Given our management team and organizational structure, we expect that as our portfolio grows, we will not need to make a significant number of additional hires. Our current team has achieved a number of growth milestones including, but not limited to, the following: (i) reached $500 million of gross book value in 2021; (ii) completed a $264 million ABS Notes issuance in December 2019, rated “A” investment grade by Standard & Poor’s and Kroll Bond Rating Agency; (ii) closed approximately $75.2 million of new property acquisitions in the fourth quarter of 2021; and (iii) entered into the Revolving Credit Facility in March 2021.

The following chart depicts the scope of our underwriting and acquisition activity based on approximate average monthly deal flow volume since January 1, 2023:

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Value-Enhancing Asset and Property Management Teams. Our asset and property management teams focus on creating value and maximizing cash flow post-acquisition through active tenant engagement and risk monitoring and mitigation. Our experienced team of professionals work closely with tenants to identify their needs to help minimize tenant turnover, which in turn supports our strong occupancy levels. Our portfolio’s occupancy rate was 97.7% and 98.9% as of December 31, 2022 and June 30, 2023, respectively. Since we began building our portfolio in 2016, we have sold five properties. Overall, our value-enhancing asset and property management strategies are key to long-term success in the net-lease real estate industry.

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Strong Balance Sheet with Conservative Leverage Profile. As of December 31, 2022, on a pro forma basis, we had approximately $   million of total debt outstanding (net of fees), with a fixed interest rate of approximately 3.4% and approximately $   million of cash and cash equivalents. In addition, upon completion of this offering, we expect to enter into our $   million New Revolving Credit Facility and $   million New Delayed Draw Term Loan. Upon completion of this offering and after giving effect to the repayment of debt with the net proceeds of this offering, we expect to have a net debt-to-annualized adjusted EBITDAre ratio of approximately  x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022.

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Experienced and Innovative Senior Leadership Team. Our senior management team has significant net-lease real estate, acquisition, development, finance, and capital markets experience, including working together since 2016 to collectively manage our operations from the ground up. Our senior management team has a strong investment track record and reputation as a proven and focused buyer of outparcels, having invested on behalf of our predecessor a total of approximately $729.0 million to acquire 259 net-lease outparcel properties as of December 31, 2022. Mr. Preston, our Founder, Chairman of the Board, co-Chief Executive Officer and co-President has more than 24 years of real estate and finance experience with outparcels and other real estate asset classes. Randall Starr, our co-Chief Executive Officer, co-President and member of our board of directors, has more than 20 years of experience in real estate, finance and corporate executive leadership. Messrs. Preston and Starr also have an extensive network of relationships in the net-lease real estate business, including with real estate brokers, financial advisors, and lenders, which we believe will continue to promote our growth and success. Following consummation of this offering and Internalization, Messrs. Preston and Starr will own an aggregate of approximately   % of the outstanding shares of our Common Stock on a fully diluted basis, which we believe promotes a strong alignment of interest with our stockholders.

Our Business and Growth Strategies
Our primary business objectives are to maximize cash flows, the value of our portfolio, and total returns to our stockholders through pursuit of the following business and growth strategies:
•
Target Well-Located Outparcel Properties While Maintaining a Highly-Diversified Portfolio. We plan to continue our focused acquisition strategy to target well-located, net-leased outparcel properties that we believe are compelling real estate opportunities while maintaining our portfolio’s overall diversification based on tenants, brands, industries and geographic markets. We target specific acquisition opportunities in a highly selective manner using our “real estate first” investment approach. We are focused on acquiring outparcel properties that are well located, providing high visibility to consumers. We primarily seek e-commerce resistant tenants whose business operations are service-oriented, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services, as well as general retail tenants. We intend to pursue acquisitions of individual properties already subject to a net lease, including through sale leaseback transactions, and we also may pursue portfolio acquisitions that are significantly larger based on the desirability of the portfolio. We also believe that our ability to offer OP Units in tax-deferred transactions under current tax laws could give us flexibility in structuring and consummating acquisitions.

The following chart illustrates the annual growth of our portfolio, as measured by gross book value of assets, for each year as of December 31, from 2016 through 2022:

Gross Book Value of Assets
$MM
$35
$35
$90
$55
$35
$219
$129
$90
$382
$163
$219
$484
$102
$382
$631
$147
$484
$729
$98
$631
2016
2017
2018
2019
2020
2021
2022
Existing Assets at Beginning of Year
Net Acquisitions

•
Broad Market Relationships Drive Acquisition Pipeline. We believe our reputation and in-depth knowledge of outparcel properties will enable us to continue to expand our market relationships and enhance our acquisition activity. Since our founding in 2016, we have been an active buyer of outparcel properties and established a reputation as a proven and focused buyer of outparcel properties, encouraging brokers and sellers to transact with us. We intend to continue to leverage these market relationships to identify acquisition opportunities early, to source off market opportunities and to receive a ‘last look’ for other opportunities, all of which we believe will enhance our ability to capture compelling acquisitions.

•
Consistent Internal Growth through Long-Term Net Leases with Strong Contractual Rent Escalations. We seek to acquire properties with long-term net leases in place that include contractual rent escalations over the lease term. As of December 31, 2022, substantially all of the properties in our portfolio were subject to net leases with an ABR weighted average remaining lease term of approximately 7.8 years, excluding renewal options. Approximately 96.6% of our leases (based on ABR) had contractual rent escalations, with an ABR weighted average minimum increase of approximately 1.7% per annum. As of December 31, 2022, approximately 95.6%

of our leases (based on ABR) contained fixed annual rent increases or periodic escalations over the term of the lease (e.g., a 10% increase every five years) and approximately 1.0% of our leases (based on ABR) contained annual lease escalations based on increases in the CPI.
•
Proactively Manage Our Portfolio. We believe our proactive approach to asset management and property management helps enhance the performance of our portfolio through risk mitigation strategies. These strategies include active rent collection monitoring, potential property sales, lease extension or renewals and, when applicable, the repositioning of a non-performing property. We have successfully re-tenanted, re-merchandised and sold outparcel properties as vacancies have arisen in our portfolio. Our experience in the industry over the years has allowed our management team to develop a wide array of tenant / tenant representative and brokerage relationships that are key to the successful re-tenanting of an outparcel property. We believe that our proactive approach to asset management helps to identify and address issues, such as tenant credit deterioration, changes in real estate fundamentals, and general market disruption. As of December 31, 2022, we had six vacant properties. As of the date of this prospectus, two of those properties have been sold, one of those properties has been leased, two of those properties are under lease negotiations and one of those properties is under contract negotiations to sell.

•
Actively Manage Our Balance Sheet to Maximize Capital Efficiency. We seek to maintain a prudent balance between debt and equity financing, to obtain various funding sources, including both fixed and floating rate debt, and to reduce interest rate risk by minimizing exposure to floating rate debt in the current economic climate. As of December 31, 2022, on a pro forma basis, we had approximately $   million of total debt outstanding (net of fees) and approximately $   million of cash and cash equivalents. Upon completion of this offering, and after giving effect to the repayment of debt with the net proceeds of this offering, we will have a pro forma net debt-to-annualized adjusted EBITDAre ratio of approximately  x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of  . In addition, upon completion of this offering, we expect to repay in full the outstanding balance of the Revolving Credit Facility and Term Loan Facility and to enter into our $   million New Revolving Credit Facility and $   million New Delayed Draw Term Loan.

Our “Real Estate First” Investment Strategy
We believe our “real estate first” investment strategy, focused on outparcel properties, is highly differentiated and includes the following carefully considered set of criteria:
•
Prime Properties in Desirable High-Traffic Locations. We selectively acquire outparcel properties that offer high-traffic locations with prime street frontage. We seek high-demand locations that provide certain inherent advantages such as advertising and brand building characteristics, high-customer traffic and, in some cases, drive thru-optionality that make these locations attractive for tenants and their business operations. In addition, we seek outparcel properties that offer high quality buildings and signage. We evaluate site locations using average daily traffic counts, typically seeking property locations with 15,000 cars or more at the closest corresponding intersection.

•
Clearly Defined Target MSAs and Sub-Markets with Favorable Demographic Characteristics. We typically consider acquisition opportunities that are in MSAs and trade areas that have at least 50,000 residents within a 10-mile radius. Our acquisition team utilizes MSA data and other sources to pursue outparcel sites within locales exhibiting favorable demographic trends such as population growth, strong household incomes, locations of schools, offices, businesses and other demographic drivers. Excluding the State of California, we have acquired properties in each of the eight largest MSAs and 19 of the largest 25 MSAs in the United States.

•
E-Commerce Resistant Tenants. We seek to acquire properties in locations that are typically sought-after by e-commerce resistant, service-based tenants. We believe high-traffic locations are attractive to these tenants, which often outperform the broader market during market downturns and have historically been more resilient.

•
Favorable Physical Characteristics, Layout, and Site Position within Broader or Mixed-Use Location. We review the site location for each acquisition opportunity within the context of the overall development and the overall trade area. We focus on acquiring properties with favorable physical characteristics, including, but not limited to, the ability to add drive-thrus where appropriate, the ability to provide a significant number of parking spaces, sufficient land acreage to serve a variety of building types and tenants, easy access and unobstructed visibility from main roads.

•
Locations that Appeal to Diverse Tenant Types. For each acquisition opportunity, we consider the site’s desirability for different tenant types, the site’s positioning within and size of the marketplace, the site’s zoning rights and restrictions and generally the site’s ability to accommodate different tenant industries.

•
Sites with Potential for Value Creation. We also assess the potential for value creation over time by applying our asset management capabilities. For each acquisition opportunity, we review data to understand the performance of tenants within the marketplace, rents within the marketplace, tenant presence, duplicate tenant categories, void analysis and competing marketplaces or trade areas which help to understand market rent growth and potential occupancy trends.

•
Smaller Asset Size. The outparcel properties that we seek to acquire typically have building sizes of approximately 10,000 square feet or less and have a typical purchase price between $1.5 million and $7.0 million. We believe there is generally more demand from and greater supply of e-commerce resistant, service-based tenants or other tenants for properties within this size range.

Case Studies
We believe that our business strategies have shown attractive results to date as illustrated by the case studies below.
•
Take 5 Oil Ground Lease in Winston Salem, North Carolina. In December 2019, we acquired an outparcel property that was leased to Bank of America for a purchase price of approximately $1.05 million with approximately 3.75 years of remaining lease term at the time of the acquisition. Shortly after the COVID-19 pandemic, we became aware that Bank of America planned to cease operations at that location at the end of its term, and we began procuring lease offers for the property. Prior to the expiration of Bank of America’s lease, we signed a new 20-year ground lease with Take 5 Oil. The Take 5 Oil ground lease provided for annual rent of $140,000 compared to $57,547 in annual rent provided by the in-place Bank of America lease.

•
Bank of America Outparcel Pad in Rochester, New York. In September 2019, we acquired a Walmart leased property with approximately 2.5 years of remaining term at the time of the acquisition for a purchase price of $8.3 million. Approximately 30 months after the acquisition, we negotiated an extension of Walmart’s lease term for an additional 10 years. As a condition of the extension with Walmart, we negotiated approval for the creation of a new outparcel pad along the frontage of the site adjacent to the main roadway, subject to the negotiations of a mutually agreeable reciprocal easement agreement. Shortly after finalizing the Walmart extension, we signed a 15-year ground lease with Bank of America for the newly created, approximately one acre outparcel. The extended Walmart lease and the new Bank of America ground lease will provide a combined annual rent of $771,516 compared to $631,517 generated by the prior standalone Walmart lease.

•
Acquisition of an Outparcel Property Leased to Taco Bell in Hanover Park, Illinois. In July 2020, we utilized an existing relationship with a local broker to secure the acquisition of a Taco Bell leased property for a purchase price of $1.96 million. We believe that the current yield on the property of 6.8% is higher than the prevailing market yield for a similar asset with comparable tenancy. The Taco Bell lease had approximately 11.5 years of remaining lease term as of the acquisition date and includes a further 16.6% rental escalation in 2027.

Market Opportunity
According to RCG, the net lease outparcel market in the United States is large and highly fragmented with many smaller, private owners. Within this market, there are more than 500,000 buildings with fast food, vehicle service or repair, convenience store, or bank activities according to RCG’s market study. Taking into account other service businesses that lease outparcels and were not included in the RCG study, we believe that the total number of properties in the outparcel market is even greater in scale. Based on our acquisition experience, the typical purchase price for outparcel properties is between $1.5 million and $7.0 million.
According to RCG, there may be an opportunity for a well-capitalized investor to aggregate assets within the large and fragmented outparcel market. We believe, based on our strong relationships with outparcel tenants, significant expertise in the outparcel space, the size and scalability of our platform, historical broker relationships and a balance sheet with significant liquidity, that we are uniquely positioned to capitalize on this opportunity.

Our Real Estate Investment Portfolio
To achieve an appropriate risk-adjusted return, we intend to maintain a highly-diversified portfolio of outparcel properties that are in prominent locations with frontage on high-traffic roads that are highly visible to consumers and maintain diversity across geographic locations, tenants, and brands and that have cross-diversification within each. We discuss below our portfolio diversification based on several different metrics and information provided as of December 31, 2022.
Diversification by Tenant Brand
We primarily seek tenants that operate service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. As of December 31, 2022, our properties were occupied by 272 tenants that operated 127 different brands, with no single tenant brand accounting for more than 3.4% of our ABR.
The following table sets forth information with respect to each of our top 20 tenant brands (based on ABR) as of December 31, 2022:
Tenant Brands	Number of Properties(1)	Square Feet	ABR	% of ABR	% of Square Feet
Verizon	7.5	32,055 sf	$1,576,961	3.35%	1.65%
Adams Auto Group	3	29,386 sf	$1,283,500	2.72%	1.52%
CVS	5	52,984 sf	$1,271,345	2.70%	2.73%
Walgreens	5	61,653 sf	$1,240,987	2.63%	3.18%
Raising Canes	5	17,119 sf	$1,233,781	2.62%	0.88%
IHOP	6	32,568 sf	$1,201,795	2.55%	1.68%
Mammoth Car Wash	6	21,690 sf	$1,165,432	2.47%	1.12%
AT&T	4	24,449 sf	$1,042,372	2.21%	1.26%
Wendy’s	7	20,722 sf	$901,278	1.91%	1.07%
Bank of America	4	19,444 sf	$841,098	1.79%	1.00%
Advance Auto Parts	7	65,865 sf	$826,327	1.75%	3.40%
LA-Z-Boy	2	38,095 sf	$761,900	1.62%	1.97%
Burger King	5	19,779 sf	$752,713	1.60%	1.02%
Lowe’s Home Improvement	1	167,792 sf	$750,000	1.59%	8.66%
Heartland Dental	5	19,929 sf	$748,050	1.59%	1.03%
Hooters	4	19,972 sf	$722,928	1.53%	1.03%
T-Mobile	4.5	19,361 sf	$716,790	1.52%	1.00%
PNC Bank	4	26,210 sf	$712,022	1.51%	1.35%
Chili’s	2	11,965 sf	$691,826	1.47%	0.62%
Humana Healthcare (Oak Street Health)	3.5	44,760 sf	$659,195	1.40%	2.31%
Other	168.5	1,191,991 sf	$28,010,247	59.46%	61.51%
Total	259	1,937,789 sf	$47,110,545	100.00%	100.00%
(1)	The total number of properties set forth in this table includes 19 properties that each have two tenants.
Below is a brief description of our top 10 tenant brands (based on ABR):
•
Verizon is a major wireless carrier in the United States, with 142.8 million subscribers at the end of 2021. Verizon operates a national 4G LTE network covering about 99% of the U.S. population, and has an investment-grade rating of BBB+ from Standard & Poor’s. Verizon had a market capitalization of approximately $165 billion as of December 31, 2022.

•
Adams Auto Group is an independent automotive dealer in the Charlotte area, with nine corporate locations within the MSA. The dealerships sell major U.S. and international car brands, including Acura, Audi, BMW, Cadillac, Chevrolet, Chrysler, Dodge, Ford, Honda, Infiniti, Jaguar, Jeep, Lexus, Land Rover, Lincoln, Mazda, Mercedes-Benz, Nissan, Toyota, VW Volkswagen, and Volvo.

•
CVS Pharmacy is a major pharmacy chain in the United States and has an investment-grade rating of BBB+ from Standard & Poor’s. Its parent company, CVS Health, ranked as the sixth-largest U.S. corporation based on revenues in the Fortune 500 as of December 31, 2022. CVS Health had a current market capitalization of approximately $122 billion as of December 31, 2022.

•
Walgreens is a major pharmacy chain in the United States and has an investment-grade rating of BBB+ from Standard & Poor’s. Walgreens had a current market capitalization of approximately $32 billion as of December 31, 2022.

•
Raising Canes is a fast-food chain with over 600 locations in the United States and over 50,000 employees. Raising Canes is recognized for its focus on high-quality real estate locations, as well as revenue per store. Raising Canes drive-thru strategies enabled the company to perform well throughout the COVID-19 pandemic, even during the early months of the pandemic.

•
IHOP (International House of Pancakes) is a multinational pancake house restaurant chain that specializes in American breakfast foods, founded in 1958. IHOP, which has over 1,800 locations in the United States, is part of Dine Brands Global (NYSE: DINE), which also owns Applebee’s, a national restaurant chain.

•	Mammoth Holdings is a car wash operator in the United States, with over 200 units as of December 31, 2022. Mammoth is backed by a network of institutional investors.
•
AT&T is a major telecommunications company and provider of mobile telephone services in the United States. As of 2022, AT&T was ranked 13th on the Fortune 500 rankings of the largest U.S. corporations, with revenues of $168.8 billion. AT&T has an investment grade rating of BBB+ from Standard & Poor’s and had a market capitalization of approximately $131.0 billion as of December 31, 2022.

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Burger King, founded in 1954, is an international fast food restaurant chain, with approximately 20,000 locations around the world. Burger King is owned by a Canadian multinational company, Restaurant Brands International, which is listed on both the NYSE and TSX, and also owns the Popeye’s Louisiana Kitchen, Firehouse Subs and Tim Horton’s brands.

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Wendy’s is an international fast food restaurant chain founded by Dave Thomas in 1969, in Columbus, Ohio. As of December 31, 2022, Wendy’s was the world’s third-largest hamburger fast-food chain with 6,711 locations.

•
Bank of America is a major bank in the United States that ranked 32nd on the Fortune 500 rankings of the largest U.S. corporations as of 2022, with revenues of $115.05 billion. Bank of America has an investment grade rating of A- from Standard & Poor’s and had a market capitalization of approximately $265.0 billion as of December 31, 2022.

Diversification by Tenant Industry
The following chart shows a breakdown of our ABR by the tenant industries that comprised our portfolio as of December 31, 2022:

Diversification by Geography
As of December 31, 2022, our outparcel properties were located in 93 MSAs in 33 U.S. states, with no single state exceeding 12.9% of our ABR. The following table sets forth information with respect to geographic diversification by state in our portfolio (based on ABR) as of December 31, 2022:
State	Number of Properties	ABR	% of ABR	Square Feet	% of Square Feet
IL	28	$6,067,346	12.88%	197,025 sf	10.17%
TX	20	$4,210,185	8.94%	106,671 sf	5.50%
GA	20	$3,159,157	6.71%	108,476 sf	5.60%
NC	15	$2,910,607	6.18%	84,068 sf	4.34%
OH	17	$2,587,832	5.49%	103,589 sf	5.35%
TN	15	$2,511,939	5.33%	85,675 sf	4.42%
PA	8	$2,459,864	5.22%	145,185 sf	7.49%
VA	14	$2,238,149	4.75%	74,763 sf	3.86%
FL	10	$1,858,368	3.94%	42,832 sf	2.21%
MO	9	$1,723,070	3.66%	57,884 sf	2.99%
NJ	10	$1,679,615	3.57%	54,984 sf	2.84%
OK	8	$1,535,189	3.26%	38,199 sf	1.97%
MN	7	$1,505,577	3.20%	72,622 sf	3.75%
NY	6	$1,460,021	3.10%	228,238 sf	11.78%
IN	9	$1,315,365	2.79%	39,044 sf	2.01%
MI	8	$1,109,663	2.36%	45,745 sf	2.36%
ME	3	$1,055,800	2.24%	186,107 sf	9.60%
KY	8	$1,034,472	2.20%	40,299 sf	2.08%
AL	7	$980,786	2.08%	33,219 sf	1.71%
SC	6	$892,928	1.90%	39,451 sf	2.04%
AZ	6	$873,884	1.85%	20,279 sf	1.05%
MD	5	$856,470	1.82%	41,427 sf	2.14%
CT	3	$572,943	1.22%	9,206 sf	0.48%
KS	4	$542,029	1.15%	17,113 sf	0.88%
MS	2	$416,800	0.88%	12,738 sf	0.66%
LA	2	$350,545	0.74%	9,776 sf	0.50%
CO	3	$312,668	0.66%	12,975 sf	0.67%
NV	1	$246,368	0.52%	4,400 sf	0.23%
DE	1	$227,040	0.48%	12,000 sf	0.62%
R1	1	$181,500	0.39%	127 sf	0.01%
WI	1	$126,500	0.27%	4,579 sf	0.24%
UT	1	$107,866	0.23%	6,033 sf	0.31%
NM	1	$0	0.00%	3,060 sf	0.16%
Total	259	$47,110,545	100.00%	1,937,789 sf	100.00%

High-Quality, Diversified Portfolio

Investment Guidelines
We seek to acquire outparcel properties having frontage on high-traffic roads that are highly visible to consumers, with an approximate investment per property of $1.0 million to $10.0 million; we will also target larger format properties at higher price points with visibility and frontage that meet our investment strategy. We are focused on acquiring outparcel properties that are well located and either in front of other properties, such as high-quality anchored shopping centers, hospitals, office complexes or are freestanding properties that directly front high-traffic roads. We intend to pursue sale leaseback transactions and we also may pursue portfolio acquisitions that are significantly larger based on the desirability of the portfolio, including multiple factors such as, but not limited to, tenant, brand, industry, and geography. We may also pursue opportunities to advance capital in connection with development projects in exchange for rights of first offer or other opportunities to acquire the property.
We generally seek to invest in properties that are under lease and fully occupied at the time of acquisition. We also seek portfolio diversification by tenant, brand, industry and geography in an effort to reduce fluctuations in income caused by overexposure to under-performing individual real estate assets or adverse economic conditions affecting an entire industry or geographic region. When evaluating whether a property acquisition would contribute to our overall portfolio’s diversification, we expect to take into account the percentage a single property, tenant, or brand would represent in our overall portfolio, as well as geographic concentrations, both by the metropolitan statistical area and by state. While we consider these criteria when evaluating acquisition opportunities, we may also pursue opportunistic investments that do not meet one or more of these factors if we assess that a transaction presents compelling risk-adjusted returns. We intend to primarily acquire portfolios and assets over time that will generally not result in any one tenant credit representing more than 10% of ABR.
We primarily seek service tenants that operate service-oriented businesses, such as restaurants, cellular stores, financial institutions, automotive stores and dealers, medical service providers, pharmacies, convenience and gas stores, car washes, home improvement stores, professional services as well as general retail tenants. We are focused on diversity of tenants in our portfolio. Within each property type, we target specific acquisition opportunities in a highly selective manner. When underwriting and evaluating a property for potential acquisition, we undergo a detailed and disciplined approach that generally focuses, among other things, on the following characteristics or attributes:
•	the location of the underlying real estate;
•	type of tenant, site level performance, historical operating history and capital improvements made by tenant;
•	rent levels versus market rent;

•	corporate owned location, or experienced multi-unit franchise operators from super regional/ regional brands;
•	underlying credit of the guarantor;
•	term of the lease;
•	size of the underlying land parcel along with the age and condition of the building;
•	market demographics including income levels, population, diversity and traffic counts;
•	market / tenant competition and saturations; and
•	trade area analysis and general vibrancy and trends of the marketplace.
Restaurants. We focus our restaurant investments primarily in quick and full-service restaurant properties, with an emphasis on restaurants that are located in strong retail locations. We generally evaluate experienced corporate or multi-unit franchise operators from super regional and regional brands such as Wendy’s, Raising Caines, McDonald’s, Taco Bell, Olive Garden, Longhorn Steakhouse and Chili’s. We also target operators that derive a meaningful portion of their revenue from “off premise” sales, including drive-thru lanes, pick-up windows, and delivery services.
Cellular Stores. We focus our cellular investments with an emphasis on properties that are located in strong retail locations. We generally evaluate cellular properties on the historical commitment to the location, and corporate creditworthiness from super regional brands such as Verizon, AT&T and T-Mobile. Many leases within this industry are backed by investment grade tenants.
Financial Institutions. We focus our financial institution investments primarily in properties that provide a variety of consumer services, including drive-thru banking, with an emphasis on properties that are located in strong retail locations on high-traffic roads that are within close proximity of their customer market. We generally evaluate financial institution properties with strong site level deposit bases and corporate creditworthiness from super regional brands such as JPM Chase, Bank of America and Wells Fargo. Many leases within this industry are backed by investment grade tenants.
Automotive Stores and Dealers. We focus our automotive stores and dealer investments primarily in properties that are located in strong retail locations situated in the appropriate demographic areas. We generally evaluate automotive stores properties on the corporate creditworthiness from super regional brands such as AutoZone, Advanced Auto Parts and O’Reilly’s Auto Parts. Many leases within this industry are backed by investment grade tenants.
Medical Service Providers. We focus our healthcare services investments primarily in properties that are located in strong commercial locations and provide essential healthcare services, such as primary care and dental care along with some specialty providers that service a wide demographic. We target healthcare services properties with creditworthiness from super regional and strong regional brands such as Oak Street Health, WellNow, Aspen Dental and Heartland Dental.
Pharmacies. We focus our pharmacy investments primarily in properties with an emphasis on properties that are located in strong retail locations, and which occupy signalized hard corners. We generally evaluate pharmacy properties on super regional brands such as CVS and Walgreens. Many leases within this industry are backed by investment grade tenants.
Convenience and Gas Stores. We focus our convenience and gas store investments primarily in properties with an emphasis on properties that are located in strong retail locations. We generally evaluate convenience and gas store properties from experienced multi-unit franchise operators, and corporate creditworthiness from super regional brands such as 7-Eleven and Circle K.
Car Washes. We focus our car wash investments primarily in properties, with an emphasis on car wash stores that are located in strong retail locations. We underwrite our car wash properties on the fundamental value of the underlying real estate which often is reflected in higher rent levels. We also attribute value to corporate owned locations or experienced corporate and multi-unit franchise operators, and corporate creditworthiness from super regional brands such as Mammoth Car Wash, Zips Car Wash and Caliber Car Wash.

Home Improvement Stores. We focus our home improvement store investments primarily in single-tenant properties with an emphasis on properties that are located in strong retail locations. We generally evaluate our home improvement properties on the tenant’s historical commitment to the location and corporate creditworthiness from corporate and super regional brands such as Lowe’s Home Improvement, Floor & Décor and Home Depot. Many leases within this industry are backed by investment grade tenants.
General Retail. We focus our targeted retail investments primarily in properties with a service or specialty component (e.g., grocery stores and fitness). We generally underwrite experienced multi-unit operators with established brands with long term operating history such as Wal-Mart, Best Buy, Planet Fitness and others national or super regional concepts.
Our Leases
Lease Maturity
Our portfolio was approximately 97.7% and 98.9% leased as of December 31, 2022 and June 30, 2023, respectively. Our cash flows from operations are primarily generated through our real estate investment portfolio and the monthly lease payments received under our long-term leases with our tenants. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options, and approximately 97.9% of such leases (based on ABR) have renewal options. As of December 31, 2022, no more than 13.5% of our rental revenue was derived from leases that expire in any single year prior to 2030.
The following chart sets forth our annual lease expirations based upon the terms of our leases in place as of December 31, 2022 (percentages based on rental revenues):

Because substantially all of our properties are leased under long-term leases, we are not currently required to perform significant ongoing leasing activities on our properties. As of December 31, 2022, the ABR weighted average remaining term of our leases was approximately 7.8 years, excluding renewal options, and 17 leases representing approximately 6.2% of our ABR will expire prior to December 31, 2024, but approximately 97.9% of such leases (based on ABR) have renewal options which they can exercise to extend their lease terms. As of December 31, 2022, less than 3.0% of our rental revenue was derived from the properties in our portfolio that are subject to leases without at least one renewal option and no more than 13.5% of our rental revenue was derived from leases that expire in any single year prior to 2030.

The following table presents certain information as of December 31, 2022 based on lease expirations by year.
Year	Number of Leases	ABR	% of ABR	Square Feet	% of Square Feet
2023	6	$637,486	1.35%	17,219	0.90%
2024	11	$2,280,981	4.84%	58,629	3.03%
2025	22	$3,414,750	7.25%	115,359	5.95%
2026	24	$3,796,957	8.06%	134,700	6.95%
2027	29	$6,360,115	13.50%	375,387	19.37%
2028	28	$3,715,726	7.89%	121,095	6.25%
2029	21	$2,976,760	6.32%	121,849	6.29%
2030	25	$4,453,481	9.45%	138,421	7.14%
2031	25	$3,701,971	7.86%	101,411	5.23%
2032	21	$5,393,354	11.45%	460,706	23.77%
2033	10	$1,576,142	3.35%	44,631	2.30%
2034	8	$1,867,351	3.96%	41,455	2.14%
2035	1	$152,443	0.32%	7,590	0.39%
2036	11	$1,859,482	3.95%	51,247	2.64%
2037	6	$1,047,326	2.22%	34,517	1.78%
2038	7	$916,791	1.95%	25,041	1.29%
2039	3	$465,630	0.99%	12,322	0.64%
Thereafter	14	$2,493,799	5.29%	58,840	3.04%
Untenanted Properties	6	$0	0.00%	17,370	0.90%
Total	278	$47,110,545	100.00%	1,937,789	100.00%
We typically purchase properties that are subject to existing long-term net leases with a variety of remaining lease years (initial terms of 10 years or more at lease signing that often have renewal options as well). Substantially all of our leases are net leases, meaning our tenant generally is obligated to pay customary expenses associated with the leased property (such as real estate taxes, insurance, maintenance and repairs, and in many cases, capital costs, subject to caps and exclusions in some leases). For the year ended December 31, 2022, we incurred an aggregate of $0.8 million of expenses not reimbursed or paid by our tenants.
Approximately 96.6% of our leases (based on ABR) provide for periodic contractual rent escalations, generally ranging from 1.0% to 3.0% annually, with an ABR weighted average minimum increase of 1.7% per annum.
The following chart breaks down the type of rent increase provided in our leases (based on ABR) as of December 31, 2022:

In general, when negotiating a new lease or an amendment to an existing lease in connection with an acquisition, redevelopment or new development, we seek to negotiate, among other things, relatively long lease terms and tenant renewal options; market rents; annual rent escalation provisions; landlord-favorable going dark, assignment, change of control provisions; limited or no exclusive or co-tenancy clauses that favor the tenant and obligations for certain tenants and certain guarantors to periodically provide us with financial information.
In the future, we may seek to use master lease structures where it fits market practice in the particular property type, pursuant to which we seek to lease multiple properties to a single tenant on an all or none basis. In a master lease structure, a tenant is responsible for a single lease payment relating to the entire portfolio of leased properties, as opposed to multiple lease payments relating to individually leased properties. The master lease structure prevents a tenant from “cherry picking” locations, where it unilaterally gives up underperforming properties while maintaining its leasehold interest in well-performing properties.
Investment Origination and Underwriting
Our criteria for selecting properties are based primarily on the following underwriting principles:
•
fundamental value and characteristics of the underlying real estate, building structure, competition and market / trade area access, demographics, traffic counts, visibility, access and suitable parking;

•	type and creditworthiness of the tenant;
•	where applicable, site level performance, historical operating history and capital improvements made by tenant;
•	age type and size of building along with size of underlying real estate parcel;
•	term and rental structure of tenant’s lease;
•	demand drivers and trends in the tenant industry; and
•	transaction structure and pricing.
We believe we can achieve an appropriate risk-adjusted return through these underwriting principles and reasonably project a property’s potential to generate targeted returns from current and future cash flows. We believe targeted returns are achieved through a combination of in-place income at the time of acquisition, rent growth, and a property’s potential for appreciation over a planned hold period.
Our acquisitions team spends a majority of their time sourcing, evaluating, underwriting, and closing transactions. Potential acquisitions are systematically screened using a comprehensive and systematic process to evaluate the location, size and condition of the property, the tenant’s brands, the rent, term and creditworthiness of the tenant, the strength of any personal or corporate guarantees, the tenant’s historical performance at the property or similar properties along with capital investments made, the location of the property and market / trade area, competition and demographics, the overall economic condition of the region in which the property is located, the property’s potential for appreciation, future performance prospects of each potential investment, and various other considerations.
We apply our credit underwriting guidelines prior to acquiring a property and when we are re-leasing properties in our portfolio. We generally seek creditworthy tenants that either have investment grade credit ratings or are national, super-regional or strong regional brands. Our credit review process includes analyzing a tenant’s sales and financial statements when available and other available information, including information that is publicly reported by the tenant or information provided by the tenant. When we obtain guarantees on our leases, we analyze the creditworthiness of the guarantors subject to available data and information. Our team seeks to develop the most complete picture of a tenant’s and guarantor’s current and future financial viability through our underwriting process. Rent coverage ratios, rent to sales ratios, implied credit ratings, and inputs from other databases are examples of key items we may utilize when analyzing a tenant’s financial health.
After sourcing a potential acquisition and performing an initial analysis, including a preliminary due diligence review and internal screening model, our acquisitions team presents the potential transaction to the Real Estate Investment Committee, which is comprised of three members, including each of our co-Chief Executive Officers. The Real Estate Investment Committee is responsible for approving, or recommending that the full board of directors approve, individual property acquisitions or dispositions. The Real Estate Investment Committee may approve (i) the acquisition or disposition of any single property for $10.0 million or less, (ii) the acquisition of properties in an aggregate amount up to $100.0 million in any one calendar quarter, and (iii) the disposition of properties in an aggregate amount up to $30.0 million in any one calendar quarter, in each case, prior to consulting with our board of directors. The Real Estate Investment Committee is also responsible for providing oversight with respect to our investment strategy, criteria, and process. Prior to seeking approval from our Investment Committee or our board of directors, our diligence team performs a comprehensive due diligence review on each property, tenant, and guarantor and negotiates definitive documentation for the transaction, including, as necessary, new or amended lease terms or revision to other documents. This includes engaging third-party experts such as environmental, title, survey, property condition, and legal specialists.
As part of our due diligence review, our diligence team will generally obtain an environmental site assessment, which at a minimum includes a Phase I assessment and, in some cases, a property condition report for properties where we are responsible for certain expenses. We will purchase a property only if we are generally satisfied, including through certain mitigating factors, with the physical, legal and environmental status of the property as well as the property’s tenancy.
In addition, we will generally seek to condition our obligation to acquire a property on the delivery, verification, and satisfactory review of certain documents from the seller or other relevant party, where appropriate, practical and available: title and liability insurance policies; surveys; evidence of marketable title; plans and specifications; asbestos, soil, physical, structural, and engineering reports; evidence of compliance with zoning, the ADA, and other applicable laws; leases, Reciprocal Easement Agreements or other restrictive covenants, guarantees, and other relevant legal documents; and financial statements of the tenant and any guarantor as well as site-level financials covering recent operations of properties having operating histories when available or appropriate. We also require that the benefit of in-place warranties or other forms of coverage are transferred to us upon closing to ensure continuity of coverage.
Prior to closing any acquisition, each property is reviewed and a report is prepared for review by our Real Estate Investment Committee (and our board of directors, as applicable). We review all third-party reports, a lease abstract, legal issues list and summary of any other issues prepared by outside counsel, and additional internally generated materials prepared during our due diligence review. The Real Estate Investment Committee then either (i) approves moving forward with the acquisition and closing, (ii) sets conditions that will need to be satisfied for the transaction to move forward and closing to occur based on any concerns raised from due diligence, or (iii) declines to approve moving forward with the transaction.
Portfolio Management
Our portfolio management strategy is centered around portfolio optimization, risk management, and risk mitigation and is based upon the following principles:
Tenant Financial Monitoring
We evaluate the creditworthiness of our existing tenants on an ongoing basis by holding regularly scheduled real estate portfolio reviews; reviewing updated tenant financial statements depending on the terms of the lease; analyzing updated tenant credit ratings; and reviewing our ongoing analysis of the overall economy and trends in the industries in which our tenants operate, including corporate press releases and other publications providing insights into tenant financial health. The review includes a review of real estate fundamentals and an analysis of the tenant’s recent financial statements, including key metrics such as sales reports, rent coverage ratios, and leverage ratios when available, among other applicable credit metrics, credit ratings, and economic considerations relevant to the tenant. Our asset management team also periodically reviews tenant financial statements and relevant credit performance metrics. Our credit monitoring procedures may also include communications with management of tenants.
Tenant credit ratings, public or implied, however, are only one component of how we assess the risk of tenant insolvency. We also use our own internal estimate of the likelihood of an insolvency or default, based on the regularly monitored performance of our properties and rent collections, our assessment of a tenant’s financial health, including profitability, liquidity, indebtedness, and leverage profile, and our assessment of the health and performance of a tenant’s particular industry.
Through continuous review of tenant and lease guarantor credit, our team seeks to identify and respond quickly to any default or similar problems to improve investment recoveries.

Manage Lease Renewals
Prior to lease maturity, our team actively engages with tenants to understand likelihood of renewal and the considerations of executing an extension of the lease term. Additionally, as part of our ongoing relationship with tenants, we seek to extend lease terms in advance of expiration to the extent opportunistically available, such as the case with tenant-requested building expansions or adding properties to an existing master lease. Our team also works with real estate brokers to understand and keep up to date on relevant local market trends to be proactive with respect to working on re-tenanting opportunities well in advance for tenancies which may potentially not renew at lease expiry.
Acquisitions and Dispositions
Acquisitions
From January 1, 2023 through the date of this prospectus, we have acquired a total of 20 properties for an aggregate amount of approximately $61.3 million for an average capitalization rate of 7.0%. In addition, we have identified and are pursuing a number of potential acquisition opportunities. As of the date of this prospectus, we have entered into purchase and sale agreements in connection with eight potential acquisitions and are negotiating purchase and sale agreements in connection with three additional potential acquisition opportunities. We may not complete any of the potential acquisitions that we are currently pursuing, including those that are subject to signed purchase and sale agreements
The following chart shows the number of completed acquisitions each year from 2016 through 2022 by dollar volumes and acquisition capitalization rates:

Selective Property Sales
Our team focuses our disposition efforts around capturing increased value and avoiding value degradation due to unfavorable changes in the critical nature of an asset, underlying real estate fundamentals, tenant credit profile, or lease and guarantee structures. In the future, we may re-sell certain properties that we acquire as part of a larger portfolio transaction that do not individually meet our desired investment criteria. From 2016 through December 31, 2022, we sold a total of three properties. Since December 31, 2022, we have sold two properties.
Financing Strategy
Historically, we have generally used ABS Notes and acquisition facilities to finance our property acquisitions. As of December 31, 2022, our ABS Notes had an outstanding balance of $256.6 million (net of fees). In addition, as of December 31, 2022, we had outstanding balances of approximately $93.8 million (net of fees) and approximately $16.6 million (net of fees) under the Revolving Credit Facility and the Term Loan Credit Facility, respectively. Following the completion of this offering, we expect to repay the outstanding balances under the Revolving Credit Facility and Term Loan Credit Facility and terminate the related loan agreements.
Upon completion of this offering, and after giving effect to the repayment of debt with the net proceeds of this offering, we will have a net debt-to-annualized adjusted EBITDAre ratio of approximately  x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. As of December 31, 2022, on a pro forma basis, we had approximately $  million of total debt outstanding (net of fees), consisting of our ABS Notes with a fixed interest rate of approximately 3.4% and an anticipated repayment date in December 2024, and approximately $  million of cash and cash equivalents. As of December 31, 2022, 132 of our 259 properties served as collateral for the ABS Notes.
We are currently negotiating definitive loan agreements with several financial institutions regarding the establishment of our $  million New Revolving Credit Facility and our $  million New Delayed Draw Term Loan that we anticipate will close contemporaneously with the closing of this offering. We expect that our New Revolving Credit Facility and New Delayed Draw Term Loan will be used for property acquisitions, working capital requirements, and other general corporate purposes. We anticipate that each of our New Revolving Credit Facility and New Delayed Draw Term Loan will contain customary terms, covenants and other conditions for credit facilities and term loans of this type.
In the future, we expect to use our New Revolving Credit Facility and New Delayed Draw Term Loan, and other potential sources of debt financing, including assumed debt in connection with acquisitions, new ABS or CMBS mortgages, fixed or floating-rate mortgages, secured or unsecured credit facilities and term loans, or other loans with varying terms, covenants and spreads, for future property acquisitions, working capital requirements, and other general corporate purposes.
Tax Status
We intend to elect to qualify to be taxed as a REIT under the Code, commencing with our short taxable year ending December 31, 2023. We believe that as of such date we will have been organized and will have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate as a REIT in the future but we cannot provide any assurance that we have been or will be able to do so.
Corporate Responsibility–ESG
We believe that our corporate responsibility and ESG initiatives are key to our performance and we are focused on efforts and changes designed to have long-term, positive impacts for our stockholders, employees, tenants, other stakeholders, and the communities where we live, work, and own our properties. We are committed to our ESG efforts not just because we believe it is the right thing to do but also because it is good for our business. Our mission is to operate our business in a way that honors and advances our guiding values: performance excellence, integrity, respect, leadership, humility, partnership, and transparency. As a public company, we are excited to further our community outreach to find new ways to give back to our community and help people and areas in need, all the while maintaining the absolute highest ethical standards in financial disclosure and accounting methods.
Environmental
As a real estate owner, we are aware of the need to develop and implement environmentally sustainable practices within our business and are committed to doing so. We believe that mitigating environmental risks and working to implement sustainable practices is important to the success and long-term performance of our business.
Our efforts in this area are primarily undertaken in partnership with our tenants due to the nature of our business model. We acquire, own, and manage primarily single-tenant outparcel properties that are net leased on a long-term basis to a diversified group of tenants. Substantially all of the properties in our portfolio are subject to net leases, subject to caps and exclusions in some leases, which generally means that, among other things, our tenants are responsible for maintenance of the buildings and properties as well as implementation of any sustainable business practices or environmental initiatives. As a result, when and where possible, we are focused on working with our tenants to promote environmental responsibility and energy efficient facilities. For example, a sizable number of the properties have been renovated by the tenants, which frequently includes transitioning to more energy efficient L.E.D.

lighting inside and, in some cases, outside the building. Importantly, the majority of our tenants are large, superregional or regional brands that have implemented companywide ESG initiatives across their company platforms. Additionally, certain express car wash tenants have improved their operations to recycle, recirculate and preserve meaningful amounts of water. A large number of our properties are outparcels either in front or near shopping centers. These types of shopping centers typically have restrictions on uses that are not environmentally friendly, such as general industrial uses and industrial uses that involve heavy equipment and machinery as part of their businesses, and generally target high quality tenants. While the majority of our interactions are with our tenants, on the company side, we secured a lease in a Class A office building in Dallas, TX, where our headquarters is based. Our office building has several green initiatives focused on reduction of energy use during the day, at night, and on the weekends. We made an active decision to use L.E.D. lighting throughout our office during a recent renovation.
In addition to exploring partnerships after we have invested in a property, our acquisition process generally includes a robust environmental assessment of every property we acquire, including obtaining a Phase I environmental site assessment based on current industry standards and best practices. We carefully review any recognized environmental conditions identified as a result of the assessment and work with the tenant and nationally recognized environmental experts to implement our go-forward strategy, including any required governmental reporting or remediation action. Our insurance team also carefully evaluates each property in our portfolio to ensure we have appropriate insurance coverage in place, either directly or through the tenant pursuant to the terms of our leases, in an effort to provide the financial resources to address any unforeseen environmental issue, natural disaster, or other risk based on industry best practices.
Social
Our commitment to our employees is central to our ability to continue to deliver strong performance and financial results for our stockholders and other stakeholders. We are as passionate about our people as we are about real estate. We seek to create and cultivate an engaging work environment for our employees, which allows us to attract, retain, and develop top talent to manage our business. To do that, we believe it is essential that we develop and maintain a culture that lives up to our values of performance excellence, integrity, respect, leadership, humility, and transparency. We are committed to providing our employees with an environment that is free from discrimination and harassment, that respects and honors their differences and unique life experiences, and that enables every employee the opportunity to develop and excel in their role and reach their full potential. We believe that we have created a collaborative, creative workplace where people with unique talents can flourish, where their opinions are valued, and where their contributions are rewarded.
We have focused on building a diverse team with several female associates and will continue with this methodology as our team expands. Our work environment reflects a high regard for employees’ health and safety, both physically and emotionally. In addition, we hold the highest standards to ensure we use accurate and transparent accounting methods, pursues integrity and diversity and is accountable to our stockholders, partners, investors and lenders.
As part of our commitment to our employees, we are focused on the following:
•
Career Development. We strive to create an engaging work experience that allows for career development and related opportunities. We offer numerous opportunities for our employees to engage in personal and professional development, including educational support, participating in industry conferences and networking events, individual leadership and management training, lunch and learn meetings with our co-Chief Executive Officers and senior management team, group trainings (e.g., underwriting, real estate fundamentals, cyber security, ethics, harassment, computer skills), mentorship opportunities, and reimbursement for continuing education requirements. We work hard to find new talent early in their career, provide extensive training on procedures and systems unique to us with a goal to promote from within. Senior management annual performance reviews strive to create pay equity amongst equal level employees regardless of age or background.

•
Diversity and Inclusion. We are committed to providing equal opportunity in all aspects of employment and cultivating a diverse and inclusive workplace. We believe that diverse backgrounds and experiences help drive our performance and are important assets for our company. We will form a “Diversity, Equity, and Inclusion” committee in connection with this offering that will spearhead our future efforts to deepen our commitment to this important initiative and drive our training, employee engagement, and policy reviews. Given its importance, our efforts to promote greater diversity and inclusion in our workplace has been instituted as a regular reporting item for our board of directors.
•
Employee Wellness. We believe our employees are our most valuable asset and their individual and group contributions will drive our performance and success. As a result, we are focused on and invest in our team’s overall health, wellness, and engagement. We expect to employ certain strategies and initiatives to support our employees’ well-being, including, among other things, competitive employee health and other benefits, transparent communications between senior executives and employees, opportunities to participate in social events, including family-friendly corporate events, fitness classes, flexible work schedules, and access to other mental health resources, including an employee assistance program.

•
Community Engagement. Giving back to our communities is important to us and our employees. We encourage volunteer opportunities and fundraising initiatives throughout the year that provide our employees with meaningful civic involvement. Our community engagement efforts are led by our employees through a dedicated committee that is responsible for planning and organizing for our employees our various volunteer opportunities, civic involvement with non-profit organizations, and corporate donations.

Governance
We are committed to conducting our business in accordance with corporate governance best practices. Our reputation is one of our most important assets and each director, officer, and employee must contribute to the care and preservation of that asset. To that end, our board of directors has adopted our Code of Ethics, which applies to our directors, officers, and employees. Among other matters, our Code of Ethics is designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in stockholder reports and other public communications made by the Company;

•	compliance with applicable laws and governmental rules and regulations;
•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
•	accountability for adherence to the Code of Ethics.
Any waiver of the Code of Ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations. Our employees have access to members of our board of directors to report anonymously, if desired, any suspicion of misconduct by any member of our senior management or executive team. Anonymous reporting is always available through the company’s whistleblower hotline and reported to our Audit Committee quarterly. Our Code of Ethics, as well as our charter, bylaws, committee charters, and other governance documents may be found on our website.
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure will include the following:
•
our board of directors will not be classified, with each of our directors subject to election annually, and our charter will provide that we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	our stockholders will have the ability to amend our bylaws by majority vote;
•	a majority of our directors will be “independent” in accordance with NYSE listing standards;
•	we will have a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee;

•	at least one of our directors serving on the Audit Committee will qualify as an “audit committee financial expert” as defined by the SEC;
•
we have opted out of the business combination and control share acquisition statutes in the MGCL, and we may only opt back in with the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors; and

•
we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Competition
The market for outparcel and other properties in the U.S. is highly competitive. We compete for tenants to occupy our properties in all of our markets with other owners and operators of commercial real estate, as well as owner-occupied businesses. We compete based on a number of factors that include location, market and trade area, demographics, rental rates, security, tenant type and credit, suitability of the property’s design and configuration to prospective tenants’ needs, and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on our occupancy levels, rental rates, and the operating expenses of certain of our properties.
In addition, we compete for acquisition opportunities with a diverse group of other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers to buy our properties. These competitors include other REITs, private and institutional real estate investors, sovereign wealth funds, banks, mortgage bankers, insurance companies, investment banking firms, lenders, specialty finance companies, individuals, family offices, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources, including lower cost of capital, than we have. The relative size of their portfolios may allow them to absorb properties with lower returns or allow them to accept more risk on a given property than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities may seek financing through similar channels to us. Competition from these REITs and other third-party real estate investors may limit the number of suitable investment opportunities available to us. It also may result in higher prices, lower yields, and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.
Employees
Effective upon the completion of this offering and Internalization, we will employ approximately 14 full-time employees comprised of professional employees engaged in origination, underwriting, closing, accounting and financial reporting, portfolio and asset management, capital markets, and other corporate activities essential to our business. For more information regarding our outsourcing agreement, see “REIT Contribution Transactions and Internalization—Internalization.”
Legal Proceedings
We may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Since our organization in 2016, we have not been a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, or results of operation if determined adversely to us.
Corporate Information
We were formed as a Maryland corporation on June 23, 2023. Our principal executive offices are located at 3131 McKinney Avenue, Suite L10, Dallas, TX 75204 and our telephone number is (469) 906-7300. We believe that our offices are adequate for our present and currently planned future operations and that adequate additional space will be available if needed in the future. Our website is    . The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Insurance
Our tenants are generally required to maintain liability and property insurance coverage for the properties they lease from us pursuant to net leases. These leases generally require our tenants to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insureds and/or loss payees (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by casualty, earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged.
In addition to being a named insured on our tenants’ liability policies, we separately maintain commercial general liability coverage and, in certain instances, general or specific (e.g., flood) property-level insurance coverage on certain properties or pursuant to the terms of certain of our leases. We also maintain full property coverage on all untenanted properties and other property coverage as may be required by our lenders, which are not required to be carried by our tenants under our leases.
Regulation
General
Our investments are subject to various laws, ordinances, and regulations, including, among other things, fire and safety requirements, zoning regulations, land use controls, and environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts. We believe that we have all permits and approvals necessary under current law to operate our investments.
Americans with Disabilities Act
Under Title III of the ADA, and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent “readily achievable.” In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.
Compliance with the ADA, as well as other federal, state, and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. A significant portion of our leases provide that the landlord is responsible for any modifications required to cause the properties to comply with the ADA, and the costs of compliance with the ADA are typically excluded from common area expenses that can be passed through to the tenants. If changes are required to cause those properties to comply with the ADA, we would be required to expend our own funds to comply therewith without reimbursement by tenants, which could materially and adversely affect us. If changes are required at properties where the tenants are responsible for compliance with the ADA, but those changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected and we could be required to expense our own funds to cause the properties to comply with the ADA, which could materially and adversely affect us. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our lease, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.
Environmental Matters
Federal, state, and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up or otherwise address hazardous or toxic substances, hazardous wastes or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up, and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws may impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator, or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up, and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. In addition, some environmental laws may create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral and may adversely impact our investment in that property.
Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances, such as perchloroethylene or other chemicals used in dry cleaning facilities. Similarly, some of our properties currently are or were used in the past for commercial or industrial purposes that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. These operations create a potential for the release of petroleum products or other hazardous or toxic substances, and we could potentially be required to pay to clean up any contamination whether occurring on-site or on off-site if such substances have migrated from our properties. Further, we note that these past and current uses may prevent the use of the affected properties for certain uses in the future. In addition, environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions, water discharges, and exposure to lead-based paint. Such laws may impose fines or penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities. Any of the foregoing matters could have a material adverse effect on us.
Environmental laws also govern the presence, maintenance, and removal of ACM. Federal regulations require building owners and those exercising control over a building’s management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to installed ACM in their building. The regulations also have employee training, record keeping, and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling, and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.
Before completing any property acquisition, we typically obtain environmental assessments in order to identify potential environmental concerns at the property. These assessments are carried out in accordance with the Standard Practice for Environmental Site Assessments (ASTM Practice E 1527-21) as set by ASTM International, formerly known as the American Society for Testing and Materials, and generally include a physical site inspection, a review of relevant federal, state, and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title, and review of historical aerial photographs and other information on past uses of the property. These assessments are limited in scope. However, if recommended in the initial Phase I environmental site assessments, we may undertake additional assessments, such as soil and/or groundwater sampling or other limited subsurface investigations and ACM or mold surveys, to test for substances of concern. A prior owner or operator of a property or historical operations at or near our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances, or regulations may impose material additional environmental liability. We have obtained environmental insurance policies to insure against potential environmental risk or loss on certain properties in our initial portfolio, subject to each policy's coverage conditions and limitations. Under certain circumstances we may obtain environmental insurance policies to insure against potential environmental risk or loss on additional properties, depending on the type of property, the availability and cost of the insurance, and various other factors we deem relevant. Our ultimate liability for environmental conditions may exceed the policy limits on any environmental insurance policies we obtain.
Generally, our leases require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of lessee’s violation of environmental law or the presence, use or release of hazardous materials on our property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected. Our leases generally require the landlord or a third-party to undertake remediation for the presence, use or release of hazardous materials on our property by the landlord or by any party other than the lessee, provided that the lessee was not responsible for the contamination of the property. Of that subset of leases, most do not permit the landlord to pass the costs of remediation through to the tenant(s), and some permit the applicable to terminate the lease if remediation is not completed within a certain timeframe or if the tenant’s use of its premises is interrupted for a certain period of time. If we are required to undertake remediation or if a tenant is permitted to terminate its lease, we could be materially and adversely affected.
We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected.
Implications of Being an Emerging Growth Company
We are an emerging growth company, as defined in the JOBS Act, and as such we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.
We expect to remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.235 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our Common Stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.”

MANAGEMENT
Our Directors and Executive Officers
Our business is managed through the oversight and direction of our board of directors. Our board of directors will consist of seven directors, a majority of whom are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2024. Each officer serves at the discretion of our board of directors. Any officer may be removed, with or without cause, by our board of directors, but such removal will be without prejudice to the contract rights, if any, of the officer so removed.
The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the completion of this offering:
Name	Age	Position
Stephen Preston	47	Chairman of the Board, Co-Chief Executive Officer and Co-President
Randall Starr	46	Co-Chief Executive Officer, Co-President and Director
Sean Fukumura	40	Interim Chief Financial Officer, Treasurer and Secretary
Drew Ireland	46	Chief Operating Officer
Robert S. Green	70	Director Nominee(1)
Ernesto Perez	57	Independent Director Nominee(1)
Noelle LeVeaux	50	Independent Director Nominee(1)
(2)		Independent Director Nominee(1)
(2)		Independent Director Nominee(1)
(1)
These individuals have agreed to become members of our board of directors in connection with this offering. It is expected that each director nominee will become a director immediately upon completion of this offering.

(2)	To be named by amendment.
Board of Directors
The following sets forth certain information relating to our directors. We have carefully considered whether our directors have the experience, qualification, attributes, and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure. In particular, we focused on each person’s background and experience as reflected in the information included in each of the directors’ individual biographies set forth below. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business, as set forth below:
Stephen Preston, Chairman of the Board, Co-Chief Executive Officer and Co-President
Mr. Preston is our Founder and will serve as our Chairman of the Board, co-Chief Executive Officer and co-President. Since founding our predecessor in 2016, Mr. Preston has served as Executive Chairman and has overseen the acquisition of its portfolio of outparcel properties and the creation of its national outparcel development and brokerage platform. In addition, since joining our predecessor’s parent company, NADG in 1999, Mr. Preston has overseen all aspects of NADG’s operations in the Southcentral United States and has been responsible for numerous shopping center acquisitions and shopping center and residential developments. Prior to joining NADG, Mr. Preston served as an Analyst at CIBC Oppenheimer in New York. Mr. Preston received his Master of Business Administration degree from the University of Florida and his Bachelor of Business Administration degree from Southern Methodist University. In light of his extensive company-specific operational, finance and market experience, his leadership abilities, and his expertise in the acquisition, ownership and management of outparcel properties, we have determined that it is in the best interests of our Company and our stockholders for Mr. Preston to serve as a director on our board of directors.
Randall Starr, Co-Chief Executive Officer, Co-President and Director
Mr. Starr will serve as our co-Chief Executive Officer, co-President and a member of our board of directors. Since 2015, Mr. Starr has served as of our predecessor’s President and Chief Executive Officer and overseen the growth and development of our portfolio. Prior to joining our predecessor, from 2006 to 2015, Mr. Starr served as Chief Development Officer and Chief Operating Officer of Topgolf International, where he was responsible for the company’s expansion from one location to 27 locations in the United States, including the flagship facility in Las Vegas. Prior to that, Mr. Starr worked in the commercial real estate investment sales team of CB Richard Ellis from 2002 to 2005 and as an investment banker at Citigroup from 2000 to 2002. Mr. Starr received his Bachelor of Arts degree from Duke University. In light of his more than 20 years of experience working in real estate, finance, and corporate executive leadership, we have determined that it is in the best interests of our Company and our stockholders for Mr. Starr to serve as a director on our board of directors.
Robert S. Green, Director Nominee
Mr. Green will serve as a director upon completion of this offering. Mr. Green is currently Co-CEO, Canada of NADG. He joined NADG in 1985, after specializing in the practice of commercial real estate law. He has over 35 years’ experience in developing, acquiring and managing retail, residential and mixed-use properties throughout North America. Mr. Green was a member of the board of directors and investment committee of Centrefund Realty from 1994 until 2000, and board of directors of Sterling Centrecorp Inc. from 2001 until 2007, both publicly traded real estate companies that were listed on the Toronto Stock Exchange. Mr. Green was also one of the founding partners of Liquor Stores N.A. Ltd and served on its board of directors until 2017. Mr. Green obtained his Bachelor of Laws degree from The University of Toronto Law School. In light of his more than 35 years of experience working in real estate and corporate executive leadership, we have determined that it is in the best interests of our Company and our stockholders for Mr. Green to serve as a director on our board of directors.
Ernesto Perez, Independent Director Nominee
Mr. Perez will serve as an independent director upon completion of this offering. Since 2015, Mr. Perez has served as the Global Practice Leader of Alvarez & Marsal’s Tax Practice, where he advises private equity funds, hedge funds, corporations and investment banking firms on tax and financial impacts in corporate finance, mergers and acquisitions deal structuring, due diligence and execution of tax efficient financing structures across a range of industries, including consumer markets, telecommunication, financial services, real estate, industrial products, leisure, business services and distribution. Mr. Perez received his Bachelor of Business Administration degree from the University of Georgia and his Juris Doctor degree from Georgia State University. In light of his over 30 years of business experience, we have determined that it is in the best interests of our Company and our stockholders for Mr. Perez to serve as a director on our board of directors.
Noelle LeVeaux, Independent Director Nominee
Ms. LeVeaux will serve as an independent director upon completion of this offering. Since 2022, Ms. LeVeaux has served as the Group Publisher of D Magazine Partners, where she is responsible for revenue generation, sales and marketing responsibility for four print magazines, online products and events. Prior to that, from 2020 to 2022, she was the Chief Marketing Officer for Communities Foundation of Texas. In 2017, Ms. LeVeaux launched her brand consultancy, Noelle LeVeaux Concepts, after her five-year tenure as the Chief Marketing Officer for the Dallas Convention and Visitors Bureau (“DCVB”). Prior to joining the DCVB, Ms. LeVeaux served as Senior Director and Vice President of Marketing and Public Relations for Children’s Medical Center in Dallas, where she was responsible for internal communications, brand and clinical marketing, advertising, media relations, events, and digital platforms. In 2006, Ms. LeVeaux co-founded Dress for Success Dallas, an affiliate of an international organization whose mission is to promote the economic independence of disadvantaged women. Ms. LeVeaux participates in several local, tax-exempt organizations, including serving on the board of Community Partners of Dallas, as chair-elect for the board of City Year Dallas, and as chair of the marketing committee for Uptown Dallas Inc. Ms. LeVeaux received her Master of Science degree in Digital Communication Analytics from University of North Texas and her Bachelor of Science degree in Mathematics from Spelman College. In light of her 30 years of experience in marketing, communications and advertising, we have determined that it is in the best interests of our Company and our stockholders for Ms. LeVeaux to serve as a director on our board of directors.
Executive Officers
The following sets forth certain information relating to our executive officers. For Messrs. Preston and Starr’s biographies, please see above under “—Board of Directors.”
Sean Fukumura, Interim Chief Financial Officer, Treasurer and Secretary
Mr. Fukumura will serve as our Interim Chief Financial Officer, Treasurer and Secretary. Mr. Fukumura joined our predecessor in 2018, and served as Director of Accounting and Tax from 2018 to 2021. Since 2021, Mr. Fukumura has served as our predecessor's Vice President, Accounting and Tax. His career began in public accounting in the audit and assurance group of Ernst & Young. Prior to joining our predecessor in 2018, Mr. Fukumura was a Corporate Controller with Venterra Realty, a multi-family real estate and investment company. From 2012 to 2018. Mr. Fukumura is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree from York University in Toronto.
Drew Ireland, Chief Operating Officer
Mr. Ireland will serve as our Chief Operating Officer. Since 2016, Mr. Ireland has served as the Executive Director for our predecessor, where he was responsible for all facets of the acquisition process and asset management of the portfolio. Over the past 17 years at NADG, Mr. Ireland has been involved with the acquisition, development, operation and disposition of more than 2.5 million square feet of retail and multifamily assets. Prior to joining NADG, Mr. Ireland worked at Wells Fargo in their commercial lending division and was a development associate at Lincoln Property Company in Dallas. Mr. Ireland received his Master of Business Administration degree at The Cox School of Business at Southern Methodist University.
Promoters
We consider Messrs. Preston and Starr to be our promoters under federal securities laws because they took the initiative in founding and organizing our business.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Corporate Governance Profile
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Upon completion of this offering, notable features of our corporate governance structure will include the following:
•
our board of directors will not be classified, with each of our directors subject to election annually, and we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	our stockholders will have the ability to amend our bylaws by majority vote;
•	at least a majority of our directors will be “independent” in accordance with NYSE listing standards;
•	we will have a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee;
•	at least one of our directors serving on the Audit Committee will qualify as an “audit committee financial expert” as defined by the SEC;
•
we have opted out of the business combination and control share acquisition statutes in the MGCL, and we may only opt back in with the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors; and

•
we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Director Independence
We expect our board of directors to determine that each of Ernesto Perez, Noelle LeVeaux,     and     is an “independent director,” as such term is defined by the applicable rules and regulations of the NYSE.

Board Structure and Meetings
Upon completion of this offering, our board of directors will consist of seven members. Our charter and bylaws provide that the number of our directors may be established by a majority of our board of directors from time to time, provided that the number of directors constituting the board of directors may never be less than the minimum number required by the MGCL nor more than 13.
Each director will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. A director may resign at any time by delivering his or her resignation to our board of directors, the Chairman of the Board, or the Secretary of the Company. Any vacancies on our board of directors for any cause, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. If at any time there are no directors on the board of directors, successor directors will be elected by the stockholders as provided in our charter. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is elected and qualified.
Our directors will stay informed about our business by attending meetings of our board of directors and the committees on which they serve and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our officers or non-independent directors. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.
Role of Our Board of Directors in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Real Estate Investment Committee, each of which addresses risks specific to its respective areas of oversight. In particular, as more fully described below, the Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The Nominating and Corporate Governance Committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. The Real Estate Investment Committee is responsible for approving, or recommending that the full board approve, individual property acquisitions or dispositions that exceed $10.0 million in value. Further, the Real Estate Investment Committee may approve the acquisition of properties in an aggregate amount up to $100.0 million in any one calendar quarter, and the disposition of properties in an aggregate amount up to $30.0 million in any one calendar quarter, prior to consulting with the full board of directors. The Real Estate Investment Committee is also responsible for providing oversight with respect to our investment strategy, criteria, and process.
Board Committees
Our board of directors will have four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Real Estate Investment Committee. The principal functions of each committee are briefly described below. Additionally, our board of directors may from time to time establish other committees to facilitate its oversight of management of the business and affairs of our Company.
The charter of each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are available on our website at   . Our website is not part of this prospectus.
Audit Committee
Our board of directors will adopt an audit committee charter, which will define the Audit Committee’s principal functions, including oversight related to:
•	the integrity of the Company’s financial statements and other financial information provided by the Company to its stockholders and others;

•	the selection of independent auditors for the Company and review of the auditors’ qualifications and independence;
•	the evaluation of the performance of the independent auditors; and
•	the review of, and oversight over the implementation of, the Company’s risk management policies.
The Audit Committee will also be responsible for engaging, evaluating, compensating, and overseeing an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans for and results of the audit engagement, approving services that may be provided by the independent registered public accounting firm, including audit and non-audit services, such as tax services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls. The Audit Committee also will prepare the audit committee report required by SEC regulations to be included in our annual report.
Upon the completion of this offering, the Audit Committee will be composed of    (Chair),    and    . Our board of directors is expected to determine affirmatively that (i) each member of the Audit Committee qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (ii) each member of the Audit Committee is “financially literate” as that term is defined by the NYSE listing standards and meets the definition for “independence” for the purposes of serving on the Audit Committee under NYSE listing standards and Rule 10A-3 under the Exchange Act.
Compensation Committee
Our board of directors will adopt a compensation committee charter, which will define the Compensation Committee’s principal functions to include:
•
discharging responsibilities relating to compensation of the Company’s co-Chief Executive Officers, other executive officers and directors, taking into consideration, among other factors, any stockholder vote on compensation;

•	implementing and administering the Company’s incentive compensation plans and equity-based plans, including the 2023 Equity Incentive Plan;
•	overseeing and assisting the Company in preparing the Compensation Discussion & Analysis for inclusion in the Company’s proxy statement and/or annual report on Form 10-K;
•	providing for inclusion in the Company’s proxy statement a description of the processes and procedures for the consideration and determination of executive officer and director compensation; and
•	preparing and submitting for inclusion in the Company’s proxy statement and/or annual report on Form 10-K a compensation committee report.
The Compensation Committee will have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel, or other adviser as it deems appropriate. The Compensation Committee may form and delegate authority to subcommittees consisting of one or more members when it deems appropriate. Upon completion of this offering, the Compensation Committee will be composed of    (Chair),    and    . Our board of directors is expected to determine affirmatively that each member of the Compensation Committee meets the definition for “independence” for the purpose of serving on the Compensation Committee under applicable rules of the NYSE and each member of the Compensation Committee meets the definition of a “non-employee director” for the purpose of serving on the Compensation Committee under Rule 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our board of directors will adopt a nominating and corporate governance committee charter, which will define the Nominating and Corporate Governance Committee’s principal functions to include:
•
identifying and recommending to the full board qualified candidates for election as directors and recommend nominees for election as directors at the annual meeting of stockholders consistent with criteria approved by the board;

•	developing and recommending to the board a set of corporate governance guidelines applicable to the Company, and implementing and monitoring such guidelines as adopted by the board;

•	overseeing the board’s compliance with financial, legal, and regulatory requirements and its ethics program as set forth in the Code of Ethics;
•
reviewing and making recommendations to the board on matters involving the general operation of the board, including the size and composition of the board and the structure and composition of board committees;

•	recommending to the board nominees for each board committee;
•	annually facilitating the assessment of the board’s performance as a whole and of individual directors, as required by applicable law, regulations, and the NYSE corporate governance listing standards;
•	overseeing the board’s evaluation of management; and
•	considering corporate governance issues that may arise from time to time and making recommendations to the board with respect thereto.
Upon completion of this offering, the Nominating and Corporate Governance Committee will be comprised of    (Chair),    and    . Our board of directors is expected to determine affirmatively that each member of the Nominating and Corporate Governance Committee meets the definition of independence under NYSE listing standards.
Real Estate Investment Committee
Our board of directors will establish a Real Estate Investment Committee, which will be responsible for approving, or recommending that the full board approve, individual property acquisitions or dispositions that exceed $10.0 million in value. Further, the Real Estate Investment Committee may approve (i) the acquisition or disposition of any single property for $10.0 million or less, (ii) the acquisition of properties in an aggregate amount up to $100.0 million in any one calendar quarter, and (iii) the disposition of properties in an aggregate amount up to $30.0 million in any one calendar quarter, in each case, prior to consulting with our board of directors. The Real Estate Investment Committee is also responsible for providing oversight with respect to our investment strategy, criteria, and process.
The Real Estate Investment Committee will be comprised of Stephen Preston (Chair), Randall Starr, and Robert S. Green.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or the Compensation Committee. None of the members of the Compensation Committee is, or has ever been, an officer or employee of our Company.
Director Compensation and Stock Ownership Policy
We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, to be effective following the completion of this offering.
Code of Ethics
Our board of directors will adopt the Code of Ethics, which applies to our directors, officers, and employees. Among other matters, the Code of Ethics will be designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in stockholder reports and other public communications made by the Company;

•	compliance with applicable laws and governmental rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to the appropriate person or persons; and
•	accountability for adherence to the Code of Ethics.
Any waiver of the Code of Ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations. Our employees have access to members of our board of directors to report anonymously, if desired, any suspicion of misconduct by any member of our senior management or executive team. Anonymous reporting is always available through our whistleblower hotline and reported to the Audit Committee quarterly. The Code of Ethics, as well as our charter, bylaws, committee charters and other governance documents may be found on our website.
Indemnification
We expect to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be reimbursed to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements will also require that we use reasonable best efforts to acquire directors’ and officers’ liability insurance covering our directors and officers on terms and conditions deemed appropriate by the board of directors. Each indemnification agreement may only be amended by the mutual written agreement of our Company and the director or officer party thereto.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION
The following is a discussion and analysis of compensation arrangements of our executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a “Compensation Discussion and Analysis” section and have elected to comply with the scaled back disclosure requirements applicable to emerging growth companies.
Summary Compensation Information
During 2022, we did not employ, and therefore did not pay any compensation to, any executive officers or any other employees, nor did we maintain any employee benefit plans or arrangements or have otherwise had any obligations under any compensatory programs.
Effective upon the completion of the Internalization, however, we will begin to employ employees, including our executive officers. Upon closing of the Internalization, our executive officers in respect of fiscal year 2023 will be:
•	Stephen Preston, Co-Chief Executive Officer and Co-President;
•	Randall Starr, Co-Chief Executive Officer and Co-President;
•	Sean Fukumura, Interim Chief Financial Officer, Treasurer and Secretary; and
•	Drew Ireland, Chief Operating Officer.
In connection with the Internalization, each of these individuals will enter into Employment Agreements with the OP to serve in their respective positions, effective upon the closing of this offering and Internalization. As detailed below, the Employment Agreements will set forth the terms of each of these individuals’ employment, including their compensation arrangements, roles and responsibilities, and term of employment, all of which will automatically become effective upon the closing of the Internalization.
The following table sets forth the generally anticipated levels and forms of compensation to be paid in fiscal year 2023, following the closing of the Internalization, to our executive officers under the terms of their Employment Agreements and related compensation arrangements.
Summary of Anticipated Compensation for Fiscal Year 2023
Name and Principal Position	Year(1)	Salary ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Stephen Preston, Co-Chief Executive Officer and Co-President	2023
Randall Starr, Co-Chief Executive Officer and Co-President	2023
Sean Fukumura, Interim Chief Financial Officer, Treasurer and Secretary	2023
Drew Ireland, Chief Operating Officer	2023
(1)
Information provided for 2023 fiscal year, based on the terms of the executives’ Employment Agreements (as described more fully below) and other anticipated compensation arrangements. The information provided above is based on certain assumptions, as described in the footnotes to this table and may not be reflective of actual compensation figures for fiscal year 2023.

(2)	Salaries included reflect an annual amount, as set forth in each executive’s Employment Agreement.
(3)	Stock award values based on anticipated grant date fair value for equity grants to be granted in fiscal 2023 pursuant to the terms of the Employment Agreements.
(4)	Amounts reported assume target performance is achieved for fiscal year 2023.
(5)	No significant amounts of other compensation are known as of the date of this filing.

Narrative Disclosure
Upon closing of the Internalization, in addition to the Employment Agreements with each of the aforementioned executive officers becoming effective, the Company began implementing a comprehensive executive compensation program. As reflected in the executive officers’ Employment Agreements, as more fully described below, in addition to base salary and the provision of customary employee benefits, it is anticipated that the executive officers, as well as other key employees, will be eligible to participate in an annual cash bonus program and long-term equity-based compensation plan, each beginning in 2023.
We have engaged Ferguson Partners to provide market data and related information in connection with the Employment Agreements with our anticipated executive officers and to assist in (i) developing a compensation philosophy and compensation objectives for our executive compensation program; (ii) determining the appropriate levels of compensation for the executive officers and non-employee directors; and (iii) setting short-term and long-term performance metrics to underpin incentives for the Company’s annual cash bonus program and performance-based features of the Company’s long-term incentive program, all in furtherance of the goal of appropriately motivating and retaining the executive officers and aligning the interests of management with those of our stockholders. Our compensation consultant has not been engaged by management or any of our executive officers to perform any work on behalf of management collectively or the executive officers individually.
Executive Officer Employment Agreements
The Employment Agreements with Messrs. Starr, Preston and    will automatically become effective upon the closing of the Internalization. Each of the Employment Agreements provide the following:
Long-Term Equity Program
On  , 2023, our board of directors adopted the 2023 Equity Incentive Plan in order to provide long-term equity-based incentives to our key employees, including our executive officers, and non-employee directors, which we believe is a critical element in providing a balanced executive compensation program and aligning the interests of our executive officers with those of our stockholders. For further information regarding the 2023 Equity Incentive Plan see the description of material terms under the heading “—Material Terms of the 2023 Equity Incentive Plan.”
Outstanding Equity Awards at the Time of this Offering
No executive officer held any equity awards in respect of the Company’s securities at the end of the prior fiscal year.
Additional Narrative Disclosure
In connection with the Internalization, we will adopt a tax-qualified retirement savings plan that provides for employee contributions and employer matching contributions. Our executive officers will be eligible to participate in the retirement plan on the same basis as other employees who satisfy the plan’s eligibility requirements, including any requirements relating to age and length of service. Currently we do not anticipate that our executive compensation program for fiscal year 2023 will include any other material benefits programs or perquisites.
Payments upon Certain Events of Termination or Change in Control
Under the terms of the Employment Agreement for each of the executive officers, which will become effective upon the closing of the Internalization, the executive officers will be entitled to receive payments and other benefits in connection with certain termination events, as described below.
Material Terms of the 2023 Equity Incentive Plan
On  , 2023, our board of directors adopted, and our stockholders approved, the 2023 Equity Incentive Plan, under which Awards may be made in respect of    shares of Common Stock, as described further below in the section titled “—Shares of Common Stock Available.” Under the 2023 Equity Incentive Plan, Awards may be granted in the form of ISOs, NQSOs (together with ISOs, “Options”), Restricted Stock, RSUs, SARs, dividend equivalent rights, Share Awards (as defined below), Performance Awards (as defined below), LTIP Units, and Cash-Based

Awards (as defined below). The following is a summary of the material terms of the 2023 Equity Incentive Plan. This summary is qualified in its entirety by reference to the full text of the 2023 Equity Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
Administration. The 2023 Equity Incentive Plan is administered by our Compensation Committee. The Compensation Committee consists of at least two directors of the board of directors and may consist of the entire board of directors. The Compensation Committee consists of directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act.
Plan Term. The 2023 Equity Incentive Plan will terminate on the tenth anniversary of the date of its adoption, unless earlier terminated by our board of directors.
Eligibility. Under the 2023 Equity Incentive Plan, “Eligible Individuals” include officers, employees, consultants, and non-employee directors providing services to the Company and its subsidiaries. The Compensation Committee will determine which Eligible Individuals will receive grants of Awards.
Incentives Available. Under the 2023 Equity Incentive Plan, the Compensation Committee may grant any Award to an Eligible Individual.
Shares of Common Stock Available. Subject to any adjustment as provided in the 2023 Equity Incentive Plan, up to    shares of Common Stock may be issued pursuant to Awards granted under the 2023 Equity Incentive Plan, all of which may be granted as ISOs. In addition, the number of shares of Common Stock reserved for issuance under the 2023 Equity Incentive Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2024 (assuming the 2023 Plan becomes effective in 2023) through January 1, 2033, in an amount equal to   % of the total number of shares of capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares of Common Stock determined by our board of directors. If an Award or any portion thereof that is granted under the 2023 Equity Incentive Plan (i) expires or otherwise terminates without all of the shares of Common Stock covered by such Award having been issued, or (ii) is settled in cash (i.e., the participant receives cash rather than shares of Common Stock), such expiration, termination, or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the 2023 Equity Incentive Plan. If any shares of Common Stock issued pursuant to an Award are forfeited and returned back to or reacquired by the Company because of the failure to meet a contingency or condition required to vest such shares of Common Stock in the participant, then the shares of Common Stock that are forfeited or reacquired will again become available for issuance under the 2023 Equity Incentive Plan. Any shares of Common Stock tendered or withheld (i) to pay the exercise price of an Option or (ii) to satisfy tax withholding obligations associated with an Award granted under 2023 Equity Incentive Plan shall not become available again for issuance under 2023 Equity Incentive Plan.
Non-Employee Director Compensation Limit. For a non-employee director, the maximum dollar amount of cash or the fair market value of shares of Common Stock that any individual may receive in any calendar year in respect of Awards may not exceed that number of shares of Common Stock representing a fair market value equal to the positive difference, if any, between $  and the aggregate value of any annual cash retainer paid to the non-employee director (excluding the value any chairperson retainer or fee and meeting fees received by a non-employee director in respect of such calendar year).
Options. The Compensation Committee may grant NQSOs to Eligible Individuals and ISOs to Eligible Individuals who are employees of the Company or a subsidiary on the date of grant. A NQSO is the right to purchase one or more shares of Common Stock at a designated exercise price. An ISO is an Option that is subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code, and an NQSO is an Option that does not qualify as an ISO. Each Option granted under the 2023 Equity Incentive Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the Option, as determined by the Compensation Committee at the time of grant and set forth in an Award agreement. The term of an Option generally may not exceed 10 years from the date it is granted (five years in the case of an ISO granted to a greater than 10% stockholder). Each Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in applicable Award agreement. The purchase price per share with respect to any Option granted under the 2023 Equity Incentive Plan may be not less than the greater of the par value of a share of Common Stock and 100% of the fair market value of a share of Common Stock on the date the Option is granted (110% in the case of an ISO granted to a greater than 10% stockholder).

Stock Appreciation Rights. The Compensation Committee may grant SARs to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A SAR may be granted (i) if unrelated to an Option, at any time, or (ii) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option. A SAR is a right granted to a participant to receive an amount equal to (a) the excess of the fair market value of a share of Common Stock on the last business day preceding the date of exercise of such SAR over the fair market value of a Share on the date the SAR was granted, multiplied by (b) the number of shares of Common Stock as to which the SAR is being exercised. A SAR may be settled or paid in cash, shares of Common Stock or a combination of each, in accordance with its terms. Each SAR will be exercisable or be forfeited or expire on such terms as the Compensation Committee determines. Except in limited circumstances, an SAR shall have a term of no greater than 10 years.
Prohibition on Repricings. The Compensation Committee has no authority to make any adjustment or amendment (other than in connection with certain changes in capitalization or certain corporate transactions in accordance with the terms of the 2023 Equity Incentive Plan, as generally described below) that reduces, or would have the effect of reducing, the exercise price of an Option or a SAR previously granted under the 2023 Equity Incentive Plan, unless the Company’s stockholders approve such adjustment or amendment.
Dividend Equivalent Rights. The Compensation Committee may grant dividend equivalent rights, either in tandem with an Award or as a separate Award, to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A dividend equivalent right is a right to receive cash or shares of Common Stock based on the value of dividends that are paid with respect to the shares of Common Stock. Amounts payable in respect of dividend equivalent rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such dividend equivalent rights or until the vesting, exercise, payment, settlement, or other lapse of restrictions on the Award to which the dividend equivalent rights relate, subject to compliance with Section 409A of the Code. dividend equivalent rights may be settled in cash or shares of Common Stock or a combination thereof, in a single installment or multiple installments, as determined by the Compensation Committee. Unless set forth in an Award Agreement, awards of Restricted Stock (other than performance-vested Restricted Stock) will include a right to receive dividends at the time such dividend is paid to holders of shares of Common Stock, whether or not the Restricted Stock is vested at that time and Awards of Restricted Stock Units and performance vested Restricted Stock will provide for dividend equivalent rights that will accrue and be paid only at such time as the underlying awards vest.
Restricted Stock; Restricted Stock Units. The Compensation Committee may grant either Restricted Stock or RSUs, in each case, subject to certain vesting requirements, on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement.
Restricted Stock. Unless the Compensation Committee determines otherwise, upon the issuance of shares of Restricted Stock, the participant shall have all of the rights of a stockholder with respect to such shares of Common Stock, including the right to vote the shares of Common Stock and to receive all dividends or other distributions made with respect to the shares of Common Stock. The Compensation Committee may determine that the payment to the participant of dividends, or a specified portion thereof, declared or paid on such shares of Common Stock shall be deferred until the lapsing of the restrictions imposed upon such shares of Common Stock and held by the Company for the account of the participant until such time. Payment of deferred dividends in respect of shares of Restricted Stock shall be made upon the lapsing of restrictions imposed on the shares of Restricted Stock in respect of which the deferred dividends were paid, and any dividends deferred in respect of any shares of Restricted Stock shall be forfeited upon the forfeiture of such shares of Restricted Stock. During the vesting period, the Participant shall not be permitted to sell, transfer, pledge, hypothecate, or assign shares of Restricted Stock awarded under the 2023 Equity Incentive Plan, except by will or the laws of descent and distribution. The Compensation Committee may also impose such other restrictions and conditions, including the attainment of pre-established Performance Objectives (as defined below) or other corporate or individual performance goals, on Restricted Stock as it determines in its sole discretion.
Restricted Stock Units. Each RSU shall represent the right of the participant to receive a payment upon vesting of the RSU, or on any later date specified by the Compensation Committee, of an amount equal to the fair market value of a share of Common Stock as of the date the RSU becomes vested (together with such dividends as may have accrued with respect to such share from the time of the grant of the Award until the time of vesting), or such later date as determined by the Compensation Committee at the time the RSU is granted (and which will be set forth in the applicable grant agreement). An RSU may be settled or paid in cash, shares of Common Stock or a combination of each, as determined by the Compensation Committee.

Performance Awards. Performance awards (“Performance Awards”), including performance units (“Performance Units”), performance share units (“Performance Share Units”) and performance-based restricted stock (“Performance-Based Restricted Stock”), may be granted to Eligible Individuals on terms and conditions determined by the Compensation Committee and set forth in an Award agreement.
Performance Units. Performance Units shall be denominated in a specified dollar amount and, contingent upon the attainment of specified performance objectives within a performance cycle and such other vesting conditions as may be determined by the Compensation Committee (including without limitation, a continued employment requirement following the end of the applicable performance period), represent the right to receive payment of the specified dollar amount or a percentage of the specified dollar amount depending on the level of performance objective attained; provided, however, that the Compensation Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. The award agreement for each Performance Unit shall specify the number of Performance Units to which it relates, the Performance Objectives and other conditions which must be satisfied in order for the Performance Unit to vest and the performance cycle within which such Performance Objectives must be satisfied and the circumstances under which the award will be forfeited.
Performance Share Units. Performance Share Units shall be denominated in shares of Common Stock and, contingent upon the attainment of specified Performance Objectives within a performance cycle and such other vesting conditions as may be determined by the Compensation Committee (including, without limitation, a continued employment requirement following the end of the applicable performance period), represent the right to receive an amount of the fair market value of a share of Common Stock on the date the Performance Share Unit becomes vested or any other date specified by the Compensation Committee or a percentage of such amount depending on the level of Performance Objective attained; provided, however, that the Compensation Committee may at the time a Performance Share Unit is granted specify a maximum amount payable in respect of a vested Performance Share Unit. A Performance Share Unit may be settled in cash, shares of Common Stock, or a combination of each. The Award agreement for each Performance Share Unit shall specify the number of Performance Share Units to which it relates, the Performance Objectives and other conditions which must be satisfied in order for the Performance Share Unit to vest and the performance cycle within which such Performance Objectives must be satisfied and the circumstances under which the Award will be forfeited.
Performance-Based Restricted Stock. Performance-Based Restricted Stock shall consist of an Award of shares of Restricted Stock, issued in the participant’s name and subject to appropriate restrictions and transfer limitations. Unless the Compensation Committee determines otherwise and as set forth in the applicable Award agreement, upon issuance of shares of Common Stock of Performance-Based Restricted Stock, the participant shall have all of the rights of a stockholder with respect to such shares of Common Stock, including the right to vote the shares of Common Stock and to receive all dividends or other distributions paid or made with respect to shares of Common Stock. The Award agreement for each Award of Performance-Based Restricted Stock will specify the number of shares of Performance-Based Restricted Stock to which it relates, the Performance Objectives and other conditions that must be satisfied in order for the Performance-Based Restricted Stock to vest, the performance cycle within which the Performance Objectives must be satisfied (which will not be less than one year) and the circumstances under which the Award will be forfeited.
Performance Objectives. Performance objectives (“Performance Objectives”) may be expressed in terms of (i) net earnings; (ii) earnings per share; (iii) net debt; (iv) revenue or sales growth; (v) net or operating income; (vi) net operating profit; (vii) return measures (including, but not limited to, return on assets, capital, equity or sales); (viii) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (ix) earnings before or after taxes, interest, depreciation, amortization and/or rent; (x) share price (including, but not limited to growth measures and total stockholder return); (xi) expense control or loss management; (xii) customer satisfaction; (xiii) market share; (xiv) economic value added; (xv) working capital; (xvi) the formation of joint ventures or the completion of other corporate transactions; (xvii) gross or net profit margins; (xviii) revenue mix; (xix) operating efficiency; (xx) product diversification; (xxi) market penetration; (xxii) measurable achievement in quality, operation or compliance initiatives; (xxiii) quarterly dividends or distributions; (xxiv) employee retention or turnover; or (xxv) any other operational, financial or other goal as may be determined by the Compensation Committee; (xxvi) funds from operations or adjusted funds from operations; or (xxvii) any combination of or a specified increase in any of the foregoing. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries or Divisions (as defined in the 2023 Equity Incentive Plan) or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Compensation Committee may adjust Performance Objectives from time to time to reflect the impact of specified events, including any one or more of the following with respect to the applicable performance period: (i) the gain, loss, income, or expense resulting from changes in accounting principles or tax laws that become effective during the performance period; (ii) the gain, loss, income, or expense reported publicly by the Company with respect to the performance period that are extraordinary or unusual in nature or infrequent in occurrence; (iii) the gains or losses resulting from, and the direct expenses incurred in connection with, the disposition of a business or the sale of investments or non-core assets; (iv) the gain or loss from all or certain claims and/or litigation and all or certain insurance recoveries relating to claims or litigation; (v) the impact of investments or acquisitions made during the year or, to the extent provided by the Compensation Committee, any prior year; or (vi) other extraordinary or unusual events as determined by the Compensation Committee. The events may relate to the Company as a whole or to any part of the Company’s business or operations, as determined by the Compensation Committee. Any adjustments based on the effect of certain events are to be determined in accordance with generally accepted accounting principles and standards, unless another objective method of measurement is designated by the Compensation Committee.
Prior to the vesting, payment, settlement, or lapsing of any restrictions the Compensation Committee shall determine that the applicable Performance Objectives have been satisfied. In respect of a Performance Award, the Compensation Committee may, in its sole discretion, (i) reduce the amount of cash paid or number of shares of Common Stock to be issued or that have been issued and that become vested or on which restrictions lapse, and/or (ii) establish rules and procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that otherwise would be payable under such Award. The Compensation Committee may exercise such discretion in a non-uniform manner among participants.
Share Awards. The Compensation Committee may grant an Award of fully vested shares of Common Stock or an Award valued in whole or in part by reference to, or otherwise based on, shares of Common Stock (“Share Awards”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. A Share Award may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.
LTIP Units. The Compensation Committee may grant an Award of LTIP Units to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. LTIP Units are intended to be profits interests in the OP, the rights and features of which, if applicable, will be set forth in the OP Agreement, as applicable.
Cash-Based Awards. The Compensation Committee may grant a cash-based award (“Cash-Based Awards”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. The Compensation Committee shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Compensation Committee may determine. Each Cash-Based Award shall specify a cash-dominated payment amount, formula or payment ranges as determined by the Compensation Committee.
Adjustments upon Changes in Capitalization. In the event that the outstanding shares of Common Stock are changed into or exchanged for a different number or kind of shares of Common Stock or other stock or securities or other equity interests of the Company or another corporation or entity, whether through merger, consolidation, reorganizations, recapitalization, reclassification, stock dividend, stock split, reverse stock split, substitution, or other similar corporate event or transaction, or an extraordinary dividend or distribution by the Company in respect of its shares of Common Stock or other capital stock or securities convertible into capital stock in cash, securities, or other property, the Compensation Committee shall determine the appropriate adjustments, if any, to (i) the maximum number and kind of shares of stock or other securities or other equity interests as to which Awards may be granted under the 2023 Equity Incentive Plan, (ii) the maximum number and class of shares of Common Stock or other stock or securities that may be issued upon exercise of ISOs, (iii) the number and kind of shares of Common Stock or other securities covered by any or all outstanding Awards that have been granted under the 2023 Equity Incentive Plan, (iv) the option price of outstanding Options and the base price of outstanding SARs, and (v) the Performance Objectives applicable to outstanding Performance Awards.
Effect of Change in Control or Certain Other Transactions. Generally, the Award agreement evidencing each Award will provide any specific terms applicable to that Award in the event of a Change in Control. Unless otherwise provided in an Award agreement, in connection with a Corporate Transaction, Awards shall either: (i) continue following such Corporate Transaction, which may include, in the discretion of the Compensation Committee or the parties to the Corporate Transaction, the assumption, continuation, or substitution of the Awards, in each case, with appropriate adjustments to the number, kind of shares, and exercise prices of the Awards; (ii) become vested in whole or in part; or (iii) terminate.
Options and SARs Terminated in Corporate Transaction. If Options or SARs are to terminate in the event of a Corporate Transaction, the holders of vested Options or SARs must be provided either (i) 15 days to exercise their Options or SARs, or (ii) payment (in cash or other consideration) in respect of each share of Common Stock covered by the Option of SAR being cancelled in an amount equal to the excess, if any, of the per share consideration to be paid to stockholders in the Corporate Transaction over the price of the Option or the SAR. If the per share consideration to be paid to stockholders in the Corporate Transaction is less than the exercise price of the Option or SAR, the Option or SAR may be terminated without payment of any kind. The holders of unvested Options or SARs may also receive payment, at the discretion of the Compensation Committee, in the same manner as described above for vested Options and SARs. The Compensation Committee may also accelerate the vesting on any unvested Option or SAR and provide holders of such Options or SARS a reasonable opportunity to exercise the Award.
Other Awards Terminated in Corporate Transaction. If Awards other than Options and SARs are to terminate in connection with a corporate transaction, the holders of vested Awards will be provided, and holders of unvested Awards may be provided, at the discretion of the Compensation Committee, payment (in cash or other consideration upon or immediately following the Corporate Transaction, or, to the extent permitted by Section 409A of the Code, on a deferred basis) in respect of each share covered by the Award being cancelled in an amount equal to the per share price to be paid to stockholders in the Corporate Transaction, where the value of any non-cash consideration will be determined by the Compensation Committee in good faith.
The Compensation Committee may, in its sole discretion, provide for different treatment for different Awards or Awards held by different parties, and where alternative treatment is available for a participant’s Awards, may allow the participant to choose which treatment will apply to his or her Awards.
Transferability. The 2023 Equity Incentive Plan generally restricts the transfer of any Awards, except (i) transfers by will or the laws of descent and distribution, or (ii) to a beneficiary designated by the participant, to whom any benefit under the 2023 Equity Incentive Plan is to be paid or who may exercise any rights of the participant in the event of the participant’s death before he or she receives any or all of such benefit or exercises an Award.
Amendment or Termination of the 2023 Equity Incentive Plan. The 2023 Equity Incentive Plan may be amended or terminated by the board of directors without stockholder approval unless stockholder approval of the amendment or termination is required under applicable law, regulation, or NYSE requirement. No amendment may materially and adversely alter or impair any Awards that had been granted under the 2023 Equity Incentive Plan prior to the amendment without the impacted participant’s consent. The 2023 Equity Incentive Plan will terminate on the tenth anniversary of its effective date; however, when the 2023 Equity Incentive Plan terminates, any applicable terms will remain in effect for administration of any Awards outstanding at the time of the 2023 Equity Incentive Plan’s termination.
Forfeiture Events; Clawback. The Compensation Committee may specify in an Award agreement that the participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, clawback, or recoupment upon the occurrence of certain specified events or as required by law, in addition to any otherwise applicable forfeiture provisions that apply to the Award. Without limiting the generality of the foregoing, any Award under the 2023 Equity Incentive Plan shall be subject to the terms of any clawback policy maintained by the Company, as it may be amended from time to time.
Director Compensation
During 2022, we did not have any directors. We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, to be effective following the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related party transactions are transactions in which we are a participant where the amount involved exceeds $120,000 and a member of our board of directors, an executive officer, or a holder of more than 5% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. We have not implemented a formal written policy relating to the review, approval, or ratification of related party transactions, though we plan to adopt a written policy upon the consummation of this offering. However, in practice, all such related party transactions are reported to, and approved by, our full board of directors, excluding any interested directors, or a duly-appointed committee of disinterested directors. Our board of directors will consider all relevant facts and circumstances when deliberating such transactions, including whether the terms of the transaction are fair to us.
The following is a summary of certain related party transactions, other than compensation arrangements which are described under the sections of this prospectus entitled “Management—Director Compensation and Stock Ownership Policy” and “Executive Compensation.” The related party transactions listed below were all approved by our board of directors.
REIT Contribution Transactions
Pursuant to the Contribution Agreements, prior to or concurrently with the closing of this offering, each existing contributing investor will exchange its ownership interest in our predecessor (or its ownership interest in a contributing entity) for OP Units. The number of OP Units to be issued in that exchange are described in “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.” As a result of the REIT Contribution Transactions, the OP will acquire 100% ownership of our predecessor.
The Contribution Agreements contain representations by the contributing investors with respect to their ownership of our predecessor operating partnership, the ownership of certain contributing entities, and certain other limited matters. These representations and warranties will not survive the closing of the REIT Contribution Transactions, and neither the contributing entities nor any of their members, partners, managers, officers or employees, to the extent applicable, will be liable for any breaches of the representations or warranties. In addition, the OP will succeed to all of the assets and liabilities of the entities the OP acquires. We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the Contribution Agreements.
Internalization
On August 23, 2023, we entered into the Internalization Agreement with NARS and certain affiliates of NARS, which provides for the internalization of the external management functions currently performed for our predecessor by NARS and its affiliates upon completion of this offering. In connection with the Internalization, we will (i) acquire certain affiliates of NARS that have directed the performance external advisory and management services for our predecessor and the assets reasonably necessary to operate and manage our business, (ii) onboard 14 employees of NARS or its affiliates, including our entire senior management team, providing continuity of management, (iii) assume certain contractual relationships, including the assumption of an office lease and certain operating liabilities, and (iv) terminate the property management agreement with an affiliate of NARS and otherwise eliminate the obligation to pay other fees to NARS and its affiliates. See “REIT Contribution Transactions and Internalization —Internalization” for more information.
In connection with the completion of the Internalization, certain of our executive officers and directors and their affiliates will receive certain material benefits, including the following:
•
Mr. Preston, our Chairman of the Board, co-Chief Executive Officer and co-President, or entities affiliated with Mr. Preston, will receive    OP Units, which, based on the midpoint of the price range set forth on the cover page of this prospectus, have a value of approximately $   million and represent approximately   % of our outstanding shares of Common Stock on a fully diluted basis. Mr. Preston’s interest in the Internalization is approximately $  .

•
Mr. Starr, our co-Chief Executive Officer, co-President and director, or entities affiliated with Mr. Starr, will receive   OP Units, which, based on the midpoint of the price range set forth on the cover page of this prospectus, have a value of approximately $   million and represent approximately   % of our outstanding shares of Common Stock on a fully diluted basis. Mr. Starr’s interest in the Internalization is approximately $  .

•
Mr. Green, our director, or entities affiliated with Mr. Green, will receive    OP Units, which, based on the midpoint of the price range set forth on the cover page of this prospectus, have a value of approximately $   million and represent approximately   % of our outstanding shares of Common Stock on a fully diluted basis. Mr. Green’s interest in the Internalization is approximately $  .

•
We will enter into Employment Agreements with Messrs. Starr, Preston and Ireland, as more fully described under “Executive Compensation—Narrative Disclosure—Executive Officer Employment Agreements,” to be effective as of the completion of the Internalization.

•
We will issue an aggregate of   shares of Restricted Stock to our Founder, executive officers, non-employee directors and certain employees pursuant to the 2023 Equity Incentive Plan, representing approximately   % of our outstanding shares of Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus).

Partnership Agreement
Concurrently with the completion of the REIT Contribution Transactions, Internalization and this offering, we will enter into the amended and restated OP Agreement with the various entities and persons receiving OP Units including certain of our directors and executive officers and certain of their affiliates. As a result, such persons will become limited partners of the OP. See “Description of the Amended and Restated Limited Partnership Agreement of FrontView Operating Partnership LP.”
Principal Executive Offices
At the closing of the Internalization, the OP will assume an office lease. For more information see “REIT Contribution Transactions and Internalization—Internalization.”
50/50 Joint Venture Acquisition
On August 18, 2023, one of our predecessor’s subsidiaries entered into the Interest Purchase Agreement with our predecessor's 50/50 Joint Venture partner with respect to the 50/50 Joint Venture Acquisition. For more information regarding the 50/50 Joint Venture Acquisition, see “50/50 Joint Venture Acquisition.”
Indemnification Agreements
We expect to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will require that, subject to certain conditions, we will indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we will advance to each director and officer all reasonable expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be reimbursed to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements will also require that we use reasonable best efforts to acquire directors’ and officers’ liability insurance covering our directors and officers on terms and conditions deemed appropriate by our board of directors. Each indemnification agreement may only be amended by the mutual written agreement of our Company and the director or officer party thereto.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Grants Under the 2023 Equity Incentive Plan
On   , 2023, our board of directors adopted the 2023 Equity Incentive Plan to provide equity incentive opportunities to our officers, employees, and non-employee directors. An aggregate of   shares of our Common

Stock are authorized for issuance under awards granted pursuant to the 2023 Equity Incentive Plan. We expect at consummation of this offering to make grants of an aggregate of    shares of Restricted Stock to our Founder, executive officers, non-employee directors and certain employees. See “Executive Compensation—Material Terms of the 2023 Equity Incentive Plan” for further details.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to   % of the shares of our Common Stock offered by this prospectus for sale to certain of our directors, officers, employees, and related persons as part of a directed share program. The directed share program will not limit the ability of such directors, officers, employees, and related persons to purchase more than $   in value of our Common Stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $   in value of our Common Stock.
Statement of Policy Regarding Transactions with Related Persons
Upon completion of this offering, we will adopt a related person policy. Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

REIT CONTRIBUTION TRANSACTIONS AND INTERNALIZATION
REIT Contribution Transactions
The purpose of the REIT Contribution Transactions and Internalization is to create an UPREIT structure, with a publicly-traded REIT that is internally managed and owns all of its assets and conducts all of its business through a subsidiary operating partnership.
We were formed as a Maryland corporation in June 2023, and the OP was formed as a Delaware limited partnership in August 2023. Prior to or contemporaneously with the closing of this offering, we will become the sole general partner of the OP, and the limited partnership agreement of the OP will be amended and restated, among other things, to denominate the OP Units so that the value of one OP Unit equals the value of one share of Common Stock and to provide the outside limited partners of the OP with redemption rights that give the holders the right, after 180 days, to redeem their interests for Common Stock (on a one-for-one basis) or cash, at our election.
Prior to the REIT Contribution Transactions and the closing of this offering, our properties were owned by our predecessor in a private REIT fund structure. Pursuant to the REIT Contribution Transactions, interests in various entities within our predecessor’s private REIT fund structure will be contributed to our newly created UPREIT structure. As of December 31, 2022, ownership interests in our predecessor’s private REIT fund structure consisted of a total of 29,546 common units and 9,657 preferred units. Holders of common and preferred units in the private REIT fund structure will receive OP Units pursuant to the REIT Contribution Transactions, as described below:
•
Prior to the REIT Contribution Transactions, our predecessor’s private REIT will effect a    -for-one split of its common units. Following that unit split, pursuant to the Contribution Agreements, our predecessor’s common unit holders will exchange their common units for OP Units on a one-for-one basis. Following that unit split and exchange, such contributing investors will receive    OP Units, representing approximately   % of our outstanding shares of our Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus).

•
Pursuant to the REIT Contribution Transactions, existing preferred unit holders will exchange their interests in our predecessor’s private operating partnership (or interest in the entity that owns the preferred interests in our predecessor’s private operating partnership) for OP Units. Based on the midpoint of the price range set forth on the cover page of this prospectus, such contributing investors will receive    OP Units, representing approximately   % of our outstanding shares of our Common Stock on a fully diluted basis. The number of OP Units to be issued to such contributing investors will be calculated by dividing the fixed liquidation preference of the preferred units in our predecessor’s private operating partnership ($10,400 per unit, plus any accrued and unpaid preferred return, or approximately $100.4 million in the aggregate) by the initial public offering price of the shares of our Common Stock. If the initial public offering price is at the low end of the price range, then the number of OP Units to be issued to existing preferred unit holders will be    . Conversely, if the initial public offering price is at the high end of the price range, then the number of OP Units to be issued to the preferred unit holders will be     .

•
We will not issue any fractional OP Units in connection with the REIT Contribution Transactions, but will instead round up to a whole number of OP Units to be issued to any contributing investor. The REIT Contribution Transactions will be effected on a record holder-by-record holder basis, such that any fractional units resulting from such transactions and held by a single record holder will be aggregated.

Internalization
The Internalization also will be implemented contemporaneously with the closing of this offering as set forth below:
•
The purchase price for the Internalization is $38.75 million, which will be payable in    OP Units, representing approximately   % of our outstanding shares of our Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus).

•	At the closing of the Internalization, we will hire approximately 14 employees and we will enter into employment agreements with each of our named executive officers.

•
At the closing of the Internalization, we will enter into an outsourcing agreement with an entity of NADG not affiliated with us that will provide us with the property accounting services and the human resources we need. The outsourcing agreement will have a term of three years with automatic one-year renewal options and can be terminated at any time for any reason by either party upon six months’ advance notice and will provide an option for us to directly hire the full-time personnel providing the property accounting and human resources services.

•	The management and other fees, and carried interest provisions, in the existing OP agreement that were paid by our predecessor will be eliminated.
•
At the closing of the Internalization, the OP will acquire all of the assets reasonably necessary to operate and manage our portfolio of outparcel properties, including the assumption of an office lease and certain operating liabilities.

•
NARS and certain of its affiliates have made representations and warranties in the Internalization Agreement for our benefit that will survive until six months after the closing of the Internalization.

•
The Internalization Agreement includes a non-compete clause that restricts Messrs. Preston and Starr from engaging in certain competitive businesses in any geographic area in which our business is conducted as of the closing date of the Internalization for one year following the closing of the Internalization.

•
We will not issue any fractional OP Units in connection with the Internalization, but instead will round up to a whole number of OP Units to be issued to the existing owners of our predecessor’s external manager. The Internalization will be effected on a record holder-by-record holder basis, such that any fractional units resulting from such transaction and held by a single record holder will be aggregated.

Organizational Structure Following This Offering
The following diagram depicts our organizational structure and percentage equity ownership immediately upon the closing of the REIT Contribution Transactions, the Internalization and this offering. Share and unit percentages below assume the underwriters’ option to purchase additional shares of Common Stock is not exercised.

50/50 JOINT VENTURE ACQUISITION
On August 18, 2023, one of our predecessor’s subsidiaries entered into the Interest Purchase Agreement with our predecessor’s 50/50 Joint Venture partner to acquire the remaining 50% interest in the 50/50 Joint Venture held by such partner on behalf of certain Canadian investors. The purchase price is based on an enterprise value of $138.3 million, less approximately $85.7 million of debt. The purchase price is subject to customary adjustments for cash and real estate prorations and will be reduced by the value of our predecessor’s existing 50% equity interest in the 50/50 Joint Venture. Following all such adjustments, we anticipate that the purchase price payable by our predecessor for the remaining 50% interest in the 50/50 Joint Venture will be approximately $27.3 million. The 50/50 Joint Venture Acquisition, which is expected to close in the third or fourth quarter of 2023, is subject to customary closing conditions as well as the approval of Canadian investors represented by our predecessor’s partner in the 50/50 Joint Venture. Our predecessor is required to close on the purchase within 30 days of obtaining approval from Canadian investors subject to the satisfaction of the other closing conditions. Our predecessor intends to fund the 50/50 Joint Venture Acquisition through cash, cash equivalents and restricted cash and borrowings under its Revolving Credit Facility.

DESCRIPTION OF THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF FRONTVIEW OPERATING PARTNERSHIP LP
A summary of the material terms and provisions of the Amended and Restated Limited Partnership Agreement of FrontView Operating Partnership LP (the “OP Agreement”), is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the OP Agreement. For more detail, please refer to the OP Agreement itself, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part.
General
The OP is a Delaware limited partnership that was formed on August 1, 2023. We will become the sole general partner of the OP. We will contribute the net proceeds received by us from this offering to the OP in exchange for OP Units therein. Assuming completion of this offering, as of December 31, 2023, on a pro forma basis, we will own approximately   % of the OP Units (or   % if the underwriters exercise their option to purchase additional shares in full). We will own substantially all of our assets and conduct substantially all of our operations, through the OP. Our interest in the OP generally entitles us to share in cash distributions from, and in the profits and losses of, the OP in proportion to our percentage ownership of the OP Units.
Some of our future property acquisitions could be financed by issuing OP Units in exchange for property owned by third-parties. Such third parties are then entitled to share in cash distributions from, and in the profits and losses of, the OP in proportion to their respective percentage ownership of the OP Units if and to the extent cash distributions are authorized by us as the general partner of the OP. These OP Units generally are redeemable for cash or, at our election, shares of our Common Stock at a one-to-one ratio, subject to adjustment and limitation in certain circumstances, from time to time when the OP Units are issued.
The provisions of the OP Agreement described below and elsewhere in the prospectus will be in effect upon the completion of this offering. We do not intend to list the OP Units on any exchange or any national market system.
Purpose and Management
The OP was formed for the purpose of conducting any business that may be lawfully conducted by a limited partnership under Delaware law. The OP may enter into any partnership, joint venture, or other similar arrangement to engage in any business that is legally permitted under Delaware law, including anything necessary or incidental to the foregoing. However, so long as we determine to continue to qualify as a REIT, the business of the OP is limited to and is required to be conducted in a manner as to permit us at all times to be classified as a REIT for U.S. federal income tax purposes.
Except as otherwise expressly provided in the OP Agreement, we, as the general partner of the OP, have the exclusive right and full authority and responsibility to manage and operate the OP’s business and to do all things necessary to effectuate the purpose of the OP. Limited partners generally do not have any right to participate in or exercise control or management power over the business and affairs of the OP or the power to sign documents for or otherwise bind the OP. Except as otherwise expressly provided in the OP Agreement, limited partners in the OP do not have any voting rights. The limited partners have no power to remove us as general partner.
Fiduciary Responsibilities
Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our Company. At the same time, we, as the general partner of the OP, have fiduciary duties under applicable Delaware law to manage the OP in a manner beneficial to the OP and the OP Unitholders. Our duties, as the general partner of the OP, to the OP and the OP Unitholders, therefore, may come into conflict with the duties of our directors and officers to our Company.
Pursuant to the OP Agreement, we act on behalf of the OP and the OP Unitholders (and, to the extent separate, our stockholders) and generally are under no obligation to consider the separate interests of the limited partners in the OP (including, without limitation, the tax consequences to such limited partners or their assignees) in deciding whether to cause the OP to take (or decline to take) any actions. Provided that we act in good faith and pursuant to our authority under the OP Agreement, any decisions or actions taken or not taken in accordance with the terms of the OP Agreement will not constitute a breach of any duty owed to the OP or its limited partners by law or equity, fiduciary, or otherwise. In addition, as a general matter, the OP Agreement expressly limits our liability by providing that we, as the general partner of the OP, and our officers and directors, are not liable for monetary or other damages to the OP, OP Unitholders, or assignees for losses sustained, liabilities incurred, or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability, or benefit not derived.
Term
The term of the OP commenced on August 1, 2023, and will continue until the earlier of:
•
an event of withdrawal of us, as the general partner, (other than an event of bankruptcy), unless within 90 days after the withdrawal, the written consent of the limited partners, as defined in the OP Agreement, to continue the business of the OP and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•	an election to dissolve the OP by us, as general partner, in our sole and absolute discretion;
•	entry of a decree of judicial dissolution of the OP pursuant to Delaware law;
•	the sale of all or substantially all of the assets and properties of the OP for cash or for marketable securities; or
•
entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that we are bankrupt or insolvent, or entry of a final and non-appealable order for relief against us, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the OP Units to continue the business of the OP and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Issuance of Additional OP Units and Preferred Units
We, as the general partner of the OP, are authorized to cause the OP to issue additional OP Units or other partnership interests to its partners, including us and our affiliates, or other persons without the approval of any limited partners. These units may be issued in one or more classes or in one or more series of any class, with designations, preferences, and relative, participating, optional, or other special rights, powers, and duties, including rights, powers, and duties senior to one or more other classes of partnership interests (including OP Units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to limitations described below.
No OP Unit or interest in the OP may be issued to us as general partner unless:
•
We issue shares or other equity interests in us having designations, preferences, and other rights so that the economic interests attributable to newly issued shares or other equity interests in us are substantially similar to the designations, preferences, and other rights (except voting rights), of the OP Units or other interests issued to us, and we contribute such proceeds to the OP; or

•
the OP issues the additional OP Units or other partnership interests to all OP Unitholders holding OP Units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Limitation on Liability and Indemnification
A Covered Person is not liable for, and the OP, to the extent of its assets legally available for that purpose, will indemnify and hold harmless the Covered Persons from and against any and Losses by reason of anything any Covered Person does or refrains from doing for, or in connection with, or incidental to, the business or affairs of, the OP, except to the extent that it is established by a final determination of a court of competent jurisdiction that such Losses resulted from such Covered Person’s bad faith, gross negligence, willful or intentional misconduct or exceeding its authority under the OP Agreement.
To the fullest extent permitted by law, in no event will any Covered Person have any liability under the OP Agreement beyond such individual’s direct or indirect interest in the OP, except to the extent of that the applicable Covered Person acted in bad faith and the act or omission was material to the matter giving rise to the Losses.

Restrictions Applicable to OP General Partner
We are generally prohibited from conducting any business other than in connection with the ownership, acquisition and disposition of OP Units, the management of the business of the OP, or the OP’s assets or activities, and such other activities as are incidental to those activities discussed above, in each case, unless otherwise approved by OP Unitholders holding a majority of the OP Units that are not held by us or our affiliates. In addition, we are generally prohibited from holding any assets other than OP Units, and certain qualified assets and debt obligations permitted under the OP Agreement, in each case, unless otherwise approved by OP Unitholders holding a majority of the OP Units that are not held by us or our affiliates. If we do hold any material assets other than through or in the OP, then it is required to take commercially reasonable measures to ensure that the economic burdens and benefits of such assets are otherwise vested in the OP.
OP Expenses
We, as the general partner of the OP, are entitled to reimbursement from the OP for all of the costs and expenses it incurs relating to or resulting from its ownership and operation of the OP or for the benefit of the OP, including, without limitation, all of its organizational expenses and the costs of maintaining its own corporate existence, the compensation of its officers or employees (including, if applicable, under any stock option or incentive plan), the costs of issuing any debt or equity interests, any litigation expenses it incurs, all amounts that the OP is obligated to reimburse to us pursuant to the terms of the OP Agreement, and certain other of our costs and expenses as described in the OP Agreement; provided that such reimbursement rights do not apply to (i) any tax liability that it is required to pay by reason of our failure to distribute to our stockholders an amount equal to our taxable income; (ii) any expenses or liabilities that we incur in connection with any business or assets other than reimbursements the OP is obligated to pay us, or in connection with our role as general partner of the OP, our ownership of OP Units, the operation of the our business, or our ownership of interests in certain other qualified assets provided for under the OP Agreement; (iii) expenses that represent Losses that we are not entitled to receive indemnification for (as described in “Limitation on Liability and Indemnification” above), and (iv) certain other customary exclusions provided for under the OP Agreement.
Distributions
The OP Agreement requires the distribution of available cash on at least a quarterly basis. Available cash is, with respect to any period for which such calculation is being made, cash of the OP, regardless of source, including capital contributions and loans to the OP, as determined by us to be appropriate for distribution in its sole and absolute discretion.
Unless we otherwise specifically agree in the OP Agreement or in an agreement entered into at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest. Any distributions are distributed ratably to the OP Unitholders in proportion to the respective number of OP Units held thereby. A limited partner will not in any event receive a distribution of available cash with respect to an OP Unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our Common Stock for which that OP Unit has been exchanged or redeemed.
We will make reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT, to distribute available cash:
•	to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for U.S. federal income tax purposes; and
•
to us, as general partner, in an amount sufficient to enable us to pay stockholder dividends that will satisfy our requirement for qualifying as a REIT and to avoid any federal income or excise tax liability for us.

Upon the liquidation of the OP, after payment of debts and obligations, any remaining assets of the OP will be distributed to the holders of OP Units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions, and allocations for all periods.
Allocation of Net Income and Net Loss
Net income and net loss of the OP are determined and allocated with respect to each taxable year of the OP. Except as otherwise provided in the OP Agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss, or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the OP Agreement, including with respect to special allocations with respect to LTIP Units, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in the class at the end of each fiscal year. The OP Agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a). See “Material U.S. Federal Income Tax Considerations.”
Assignment and Transfer of OP Units
Transfers by OP General Partner
We, as the general partner of the OP, generally may not transfer any of our OP Units, or voluntarily withdraw as the general partner of the OP, except in connection with (i) a merger, consolidation, or other combination with or into another person following the consummation of which the equity holders of the surviving entity are substantially identical to the Limited Partners, (ii) with the consent of OP Unitholders that hold more than 50% of the OP Units that are not held by us or our Affiliates, (iii) to any person that is, at the time of such transfer, one of our Affiliates that we control, or (iv) pursuant to a Permitted OP Termination Transaction.
Termination Transactions
The OP Agreement prohibits (i) the Company from engaging in any merger, consolidation or other combination with or into another person (other than a Permitted Company Merger or a Permitted OP Merger), (ii) sale of all or substantially all of our assets, or (iii) any reclassification, recapitalization or other change in our outstanding shares (other than in connection with certain permitted subdivisions or combinations described in the OP Agreement) (each, an “OP Termination Transaction”), unless each OP Unitholder (other than us) has the right to receive cash, securities, or other property for each OP Unit owned by such OP Unitholder equal to the per-Share amount paid to our stockholders in the OP Termination Transaction (with such amount subject to adjustment to account for any scenario in which there is not a one-for-one conversion ratio between the OP Units and our shares) (any such Termination Transaction, a “Permitted OP Termination Transaction”).
With certain limited exceptions, OP Unitholders may not transfer their interests in the OP, in whole or in part, without the written consent of us, which consent may be withheld in our sole and absolute discretion.
Even if our consent is not required for a transfer by an OP Unitholder, we, as general partner, may prohibit the transfer of OP Units by an OP Unitholder unless we receive a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to the OP or the OP Units. Further, except for certain limited exceptions, no transfer of OP Units by an OP Unitholder, without the prior written consent of us, may be made if:
•	in the opinion of legal counsel for the OP, there is a significant risk that the transfer would cause the OP to cease to be classified as a partnership for U.S. federal income tax purposes;
•
in the opinion of legal counsel for the OP, there is a significant risk that the transfer would adversely affect our ability to continue to qualify as a REIT or would subject us to certain additional taxes; or

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.
Except with our consent to the admission of the transferee to the OP as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP Units in any matter presented to the OP Unitholders for a vote. We, as general partner, will have the right to consent to the admission of a transferee of OP Units, which consent may be given or withheld by us in our sole and absolute discretion.
Redemption Rights for OP Unitholders
As a general rule, each OP Unitholder may exercise a redemption right to redeem its OP Units at any time beginning six months following the date of the issuance of the OP Units held by such OP Unitholder. If we give the OP Unitholders notice of our intention to make an extraordinary distribution of cash or property to our stockholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each OP Unitholder may exercise its unit redemption right, regardless of the length of time it has held its OP Units. This

OP Unit redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining such stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. We, in our sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or extraordinary transaction. If no record date is applicable, we may shorten the required notice period of not less than 20 business days before a distribution in our sole and absolute discretion.
An OP Unitholder may exercise its OP Unit redemption right by giving written notice to the OP and us. The OP Units specified in the notice generally will be redeemed on the 20th business day following the date the OP and we received the redemption notice or, in the case of the exercise of an OP Unit redemption right in connection with an extraordinary transaction, the date the OP and we received the redemption notice. An OP Unitholder may not exercise the OP Unit redemption right for fewer than    OP Units or if the OP Unitholder holds fewer than    OP Units all of the OP Units held by that OP Unitholder. The redeeming OP Unitholder will have no right to receive any distributions paid on or after the redemption date with respect to those OP Units redeemed.
Unless we elect to assume and perform the OP’s obligation with respect to the OP Unit redemption right, as described below, a holder of OP Units exercising its redemption right will receive cash from the OP in an amount equal to the Market Value of shares of our Common Stock for which the OP Units would have been redeemed if we had assumed and satisfied the OP’s obligation by paying shares of our Common Stock, as described below.
We may elect to assume and perform the OP’s obligation to acquire the OP Units being redeemed in exchange for either cash in the amount specified above or a number of shares of our Common Stock equal to the number of OP Units offered for redemption, adjusted as specified in the OP Agreement to take into account prior share dividends or any subdivisions or combinations of our Common Stock. We will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or shares of our Common Stock.
An OP Unitholder may not exercise its OP Unit redemption right if delivery of shares of our Common Stock by us would be prohibited either under the provisions of our charter or under applicable federal or state securities laws, in each case, regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.
Notwithstanding the foregoing, in the event of an extraordinary distribution of cash or property to our stockholders, or we effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, we will have the right, exercisable in our sole and absolute discretion, to require the redemption rights of all holders of OP Units to be deemed to be automatically exercised and assumed by us for shares of our Common Stock, effective upon the date on which such transaction is consummated.
LTIP Units
In addition to the OP Units, the OP has authorized a class of LTIP Units. LTIP Units are a special class of partnership units in the OP that are structured to qualify as “profits interests” for tax purposes, with the result that at issuance they have no capital account in the OP. Following completion of this offering, we may at any time cause the OP to issue LTIP Units to our directors, officers, employees, and consultants. Any LTIP Units issued by the OP may be subjected to vesting requirements as determined by the Compensation Committee of our board of directors.
Vested LTIP Units receive the same quarterly per unit profit distributions as the other outstanding OP Units in the OP. Unvested LTIP Units do not receive distributions until they become vested, at which time they are entitled to distributions plus catch-up distributions for the period during which such units were not vested. Initially, each LTIP Unit will have a capital account of zero, and, therefore, the holder of the LTIP Unit would receive nothing if the OP were liquidated immediately after the LTIP Unit is awarded. However, the OP Agreement requires that “book gain” or economic appreciation in our assets realized by the OP, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP Units until the capital account per LTIP Unit is equal to the capital account per OP Unit. The applicable Treasury Regulations and the OP Agreement provide that assets of the OP may be revalued upon specified events, including upon additional capital contributions by us or other OP Unitholders, upon a distribution by the OP to an OP Unitholder in redemption of OP Units, upon the liquidation of the OP, or upon a later issuance of additional LTIP Units. Upon equalization of the capital account of an LTIP Unit with the per unit capital account of the OP Units (and full vesting of the LTIP Unit, if such unit is subject to vesting), such LTIP Unit will be convertible into one OP Unit, subject to certain exceptions and adjustments. There is a risk that an LTIP Unit will never become convertible into one OP Unit because of insufficient gain realization to equalize capital accounts, and, therefore, the value that a holder will realize for a given number of vested LTIP Units may be less than the value of an equal number of shares of our Common Stock.
Amendment of OP Agreement
In general, other than as described below, the OP Agreement may only be amended exclusively by us, as general partner, without the consent of the limited partners in the OP. Amendments to the OP Agreement requiring approval of the OP Unitholders may be proposed by us, as general partner, or by any OP Unitholder holding OP Units representing 25% or more of the percentage interest of the OP Units entitled to vote thereon.
The approval of OP Unitholders holding more than 50% of the OP Units that are not held by us or our Affiliates is necessary to, among other things:
•	amend provisions restricting the power of us to conduct businesses other than owning partnership interests of the OP and the relationship of our shares to OP Units;
•	amend provisions restricting the power of us to issue or repurchase our shares without causing a simultaneous issuance or repurchase of OP Units by the OP;
•	amend provisions regarding the transfer of OP Units held by us;
•	amend provisions regarding the transfer of OP Units held by limited partners;
•	amend provisions regarding the OP Unit redemption right of the limited partners;
•	adopt amendments that would convert a limited partner’s interest into a general partner’s interest;
•	adopt amendments that would modify the limited liability of a limited partner;
•
amend provisions or adopt amendments that would alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the OP Agreement with respect to the admission of new partners or the issuance of additional OP Units or other partnership interests; or

•	adopt amendments that would impose any obligation to make capital contributions on the OP Unitholders.
Tax Matters
The OP Agreement provides that we, as the general partner of the OP, are the “partnership representative” of the OP and, as such, have authority to handle tax audits and to make tax elections under the Code on behalf of the OP.
Mergers and Sales of Assets
Subject to the restrictions on our ability to transfer interests in the OP above under “—Assignment and Transfer of OP Units,” we may cause the OP to engage in a merger, consolidation, or other combination transaction only if we have provided notice to the limited partners at least 20 business days, or such shorter period as determined by us in our sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation, or other combination transaction.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of certain of our investment, financing, and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.
Investment Policies
Investments in Real Estate or Interests in Real Estate
We will conduct all of our investment activities through the OP and its subsidiaries. Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through acquiring, owning, and managing primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”
We expect to pursue our objective primarily through the ownership by the OP of our existing properties and other acquired properties and assets. We focus on investing in real estate that is operated by creditworthy single tenants in industries characterized by positive business drivers and trends, where the properties are an integral part of the tenants’ businesses and there are opportunities to secure long-term leases. We seek to acquire primarily freestanding, outparcel real estate properties located in the United States, with a target size for individual property acquisitions of between approximately $1.0 million and $10.0 million. We generally seek to invest in properties that are under lease and fully occupied at the time of acquisition. We also seek to maintain our portfolio’s diversification by tenant, brand, industry, and geography in an effort to reduce fluctuations in income caused by under-performing individual real estate assets or adverse economic conditions affecting an entire industry or geographic region. We intend to primarily acquire portfolios and assets over time, which will generally not result in any one tenant representing more than 10% of ABR. While we consider these criteria when making investments, we may also consummate opportunistic investments in managing our business and make investments that do not meet one or more of these criteria if we believe the opportunity presents an attractive risk-adjusted return or is otherwise in the best interests of the Company. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant. We may also acquire land for development of outparcels or enter into agreements to develop outparcels. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes.
We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly reducing our diversification and, therefore, provide us with flexibility in structuring our portfolio.
Any acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our Common Stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act.
Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities, or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we would intend to divest such securities before any such registration would be required.
Investments in Other Securities
Other than as described above, we do not intend to invest in any additional, outside securities such as bonds, preferred stock, or common stock, unless there are reasons related to the potential acquisition of a company. We have not invested in any securities of other issuers during the past three years.

Dispositions
To capture increased value or avoid value degradation due to unfavorable changes in the critical nature of an asset, underlying real estate fundamentals, tenant credit profile, or lease and guarantee structures, along with any unleased property, we may selectively dispose of any of our properties that we determine are not suitable for long-term investment purposes based upon management’s review of our portfolio. In addition, on a selective basis, we may acquire and re-sell properties that we purchase in connection with the acquisition of a larger portfolio of properties. If properties are being sold on an all or none basis, we may purchase some properties that do not meet our desired investment criteria to acquire a larger portfolio of properties we wish to hold for the long term. In each case, we will ensure that such action would be in our best interest and consistent with our intention to qualify for taxation as a REIT.
Financings and Leverage Policy
We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances, or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Historically, the OP funded acquisitions and operations from property cash flow, equity capital raises and mortgage financings, including, but not limited to, ABS Notes, lines of credit and bank / term debt.
Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt, or for general corporate purposes.
Upon completion of this offering, and after giving effect to the repayment of debt with the net proceeds of this offering, we will have a pro forma net debt-to-annualized adjusted EBITDAre ratio of approximately x, based on our pro forma annualized adjusted EBITDAre for the year ended December 31, 2022. Following this offering, we are targeting a net debt-to-annualized adjusted EBITDAre ratio of    . We intend to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt, or for general corporate purposes. Our charter and bylaws do not limit the amount of debt that we may incur, and our board of directors has not adopted a policy limiting the total amount of debt that we may incur.
Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our Common Stock, growth and investment opportunities, and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.
Equity Capital Policies
To the extent that our board of directors determines to obtain additional capital, we may issue equity securities, convertible debt securities, including senior securities, preferred equity securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification), or pursue any combination of these methods.
Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our Common Stock or OP Units in connection with acquisitions of property.
We may, under certain circumstances, purchase shares of our Common Stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our Common Stock or other securities after the closing of this offering, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Prior to this offering, our predecessor’s operating partnership issued preferred units and our predecessor’s private REIT issued common units in prior private offerings. In connection with the closing of this offering, we expect to issue (i) OP Units in exchange for such preferred and common units in the REIT Contribution Transactions and (ii) OP Units in the Internalization. We may also issue OP Units in connection with potential future acquisitions.
We have not engaged in trading, underwriting, or agency distribution or sale of securities of other than the OP and do not intend to do so.
Code of Ethics
Our board of directors has adopted the Code of Ethics, which seeks to identify and mitigate conflicts of interest between our employees, directors, and officers and our Company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.
Interested Director Transactions
Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved, or ratified or the counting of the director’s vote in favor thereof, if:
•
the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves, or ratifies the contract or transaction by a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•
the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm, or other entity; or

•	the contract or transaction is fair and reasonable to us.
Upon completion of this offering, we will adopt the related person policy. Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Reporting Policies
We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements, and other information, including audited financial statements, with the SEC.

PRINCIPAL STOCKHOLDERS
The following table sets forth, as of    , 2023, certain information regarding the beneficial ownership of shares of our Common Stock and OP Units for (i) each person who is expected to be the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each of our directors, director nominees and named executive officers, and (iii) all of our directors, director nominees and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our Common Stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant, or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account, or similar arrangement, or (iv) the automatic termination of a trust, discretionary account, or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our Common Stock and OP Units subject to options or other rights (as set forth above) held by that person that are exercisable as of the date hereof, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each named person is c/o   . No shares beneficially owned by any executive officer or director have been pledged as security.
Name of Beneficial Owner	Number of shares of our Common Stock	Number of OP Units	Total number of our Common Stock and OP Units	Percentage of all Shares of Common Stock and OP Units
Greater than 5% Stockholders
Directors, Director Nominees and Named Executive Officers
Stephen Preston
Randall Starr
Sean Fukumura
Drew Ireland
Robert S. Green
Ernesto Perez
Noelle LeVeaux

All Directors, Director Nominees and Executive Officers as a Group (nine persons)

DESCRIPTION OF OUR CAPITAL STOCK
The following is a summary of the material terms of our capital stock, as of the completion of this offering, and is qualified in its entirety by our charter and our bylaws, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Maryland law. For a complete description, you are urged to review in their entirety our charter and our Amended and Restated bylaws, and applicable Maryland law.
General
Following the completion of this offering, our charter will provide that we may issue up to    shares of Common Stock and up to    shares of preferred stock. A majority of our entire board of directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. Upon the completion of this offering, based upon the midpoint of the price range set forth on the cover page of this prospectus, we expect that     shares of our Common Stock will be issued and outstanding.
Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of stockholders’ status as stockholders. All of the shares of Common Stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable.
Our charter authorizes our board of directors to classify or reclassify any unissued shares of our common or preferred stock into one or more classes or series of stock, and to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. Thus, our board of directors could authorize the issuance of shares of Common Stock or preferred stock with terms that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our Common Stock or that holders of our Common Stock otherwise believe to be in their best interests.
A majority of our entire board of directors has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we are authorized to issue, to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly classified shares. As a result, our board of directors could authorize the issuance of shares of Common Stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without stockholder approval unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our board of directors, without stockholder action, to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our Common Stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.
Common Stock
Holders of our Common Stock are entitled to receive distributions when, as and if authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Common stockholders are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock, including any shares of preferred stock we may issue, and to the provisions of our charter regarding restrictions on ownership and transfer of our stock.
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of Common Stock entitles the holder thereof to one vote on all matters on which the stockholders of Common Stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Common Stock will vote together as a single class and will possess the exclusive voting power on all matters submitted to a vote of holders of our Common Stock. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of our Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the board of directors.
Holders of shares of our Common Stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our Company and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of our Common Stock will have equal dividend, liquidation and other rights.
Under Maryland law and our charter, we generally cannot dissolve, amend our charter, merge, transfer all or substantially all of our assets, convert into another form of entity, engage in a statutory share exchange or engage in a similar transaction unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.
Preferred Stock
Our charter provides that our board of directors has the authority, without action by our stockholders, to classify, designate and issue shares of preferred stock in one or more classes or series and to fix the designation, number of shares, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any class or series of preferred stock.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly or through certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first year for which an election to be taxed as a REIT has been made).
Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% of the value or number of shares, whichever is more restrictive, of our outstanding shares of Common Stock or more than 9.8% of the value of the aggregate of the outstanding shares of capital stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes, unless they receive an exemption (prospectively or retroactively) from our board of directors. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”
The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our Common Stock or capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our Common Stock or our preferred stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive of the outstanding shares of our Common Stock or 9.8% in value of the aggregate of the outstanding shares of our capital stock, and thereby violate the applicable ownership limit.
Our charter provides that our board of directors, subject to certain limits, upon receipt of a request that complies with the requirements of our charter may retroactively or prospectively exempt a person from any or all of the ownership limits and establish a different limit on ownership for such person. As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, as it may deem necessary or advisable in order to determine or ensure our status as a REIT. Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.
Our board of directors may increase or decrease any or all of the ownership limits for one or more persons and increase or decrease any or all of the ownership limits for all other persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock by any such person (other than by a previously exempted person) will violate the ownership limits. Our board of directors may not increase or decrease any ownership limit if the new ownership limits would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.
Our charter further prohibits:
•
any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any the gross income requirements imposed on REITs); and

•
any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or would have owned shares of our stock that resulted in a transfer to a trust pursuant to provisions in our charter must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.
The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with any such restriction is no longer required in order for us to qualify as a REIT.
Pursuant to our charter, if any purported transfer of our stock or other event that would cause a change in the beneficial or constructive ownership of our stock would (i) result in any person violating any of the ownership limits described above or such other ownership limit established by our board of directors, (ii) result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or (iii) otherwise cause us to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner prior to our discovery that the shares had been automatically transferred to a trust as described above must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by the board of directors, and the intended transferee will acquire no rights in the shares. Notwithstanding the foregoing, if any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.
Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, if the event causing the transfer to the trust involved a gift or devise, the Market Price (as defined in our charter), of the shares at the time of such devise or gift) and (ii) the Market Price on the date we accept, or our designee accepts, such offer. We may reduce the amount payable to the trustee by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner.
If we do not exercise our right to purchase the shares held in the trust, the trustee must sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock within 20 days of receiving notice from us of the transfer of shares to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in trust, the Market Price of the shares on the day of the event causing the transfer of the trust) and (ii) the price per share received by the trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in trust. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary. In addition, if, prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trustee upon demand.
The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.
Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole and absolute discretion:
•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and
•	recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.
However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
If our board of directors determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we may request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial owner or constructive owner must provide us such information as we may request in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.
Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above or a statement that we will furnish a full statement about the restrictions on ownership and transfer of the shares to a stockholder on request and without charge.
These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for our Common Stock that our stockholders believe to be in their best interest.
Listing
We intend to apply to list the shares of our Common Stock on the NYSE under the symbol “FVR.”
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Stock is  .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS
The following summary of certain provisions of Maryland law and our charter and bylaws, as of the completion of this offering, does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, each of which will be filed as exhibit to the registration statement of which this prospectus is a part, and to Maryland law. See “Where You Can Find More Information.”
Our Board of Directors
Under our charter and bylaws, the number of directors of our Company may be established, increased or decreased only by a majority of our entire board of directors, but may not be fewer than the minimum number required under the MGCL (which is one) nor, unless our bylaws are amended, more than 13. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.
Removal of Directors
Our charter provides that, subject to the rights, if any, of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed, only for cause (as defined in our charter), by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors.
Stockholder Voting
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of Common Stock entitles the holder thereof to one vote on all matters on which holders of Common Stock are entitled to vote, including the election of directors. Holders of shares of Common Stock will vote together as a single class.
Business Combinations
Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or
•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be affected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.
The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our charter provides that, notwithstanding any other provision of our charter or our bylaws, the Maryland Business Combination Act (Title 3, Subtitle 6 of the MGCL) will not apply to any business combination between us and any interested stockholder of ours and that we expressly elect not to be governed by the provisions of Section 3-602 of the MGCL in whole or in part. Any amendment to such provision of our charter must be approved by the affirmative vote of stockholders entitled to cast a majority of all votes entitled to be cast on the matter. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and any other person. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt an inconsistent resolution, if approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.
Control Share Acquisitions
The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.
Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply (i) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person and this provision of our bylaws cannot be amended without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions which provide for:
•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the directors;
•
a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a majority requirement for the calling of a special meeting of stockholders.
We have elected in our charter to be subject to the Subtitle 8 provision which provides that vacancies on our board of directors may be filled only by the remaining directors (whether or not they constitute a quorum) and that a director elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is duly elected and qualifies. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors without stockholder approval. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to the provision of Subtitle 8 that permits our board of directors to classify itself. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (i) vest in our board of directors the exclusive power to fix the number of directors and (ii) require, unless called by the Chairman of the Board, our Chief Executive Officer or President or our board of directors, the request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders.
Amendments to Our Charter and Bylaws
Under the MGCL and our charter, we generally cannot amend our charter unless declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue. Our board of directors may also amend our charter to change our name or make certain other ministerial changes without stockholder approval.
Our board of directors has the power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. In addition, to the extent permitted by law, the stockholders may adopt, alter or repeal any provision of our bylaws if approved by the affirmative vote of a majority of the votes entitled to be cast on the matter.
Meetings of Stockholders
Under our bylaws and pursuant to Maryland law, annual meetings of stockholders will be held each year at a date and at the time and place determined by our board of directors. Special meetings of stockholders may be called by our board of directors, the Chairman of the Board or our Chief Executive Officer or President. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting that have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail or deliver the notice of the special meeting.
Advance Notice of Director Nominations and New Business
Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the meeting may be made only:

•	pursuant to our notice of the meeting;
•	by or at the direction of our board of directors; or
•
by a stockholder who was a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving of notice by the stockholder as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, our bylaws provide that only the business specified in our notice of meeting may be brought before the special meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:
•	by or at the direction of our board of directors;
•
provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving of the notice required by our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.
Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws
The restrictions on ownership and transfer of our stock, our election to be subject to the provision of Subtitle 8 vesting in our board of directors the exclusive power to fill vacancies on our board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our Company.
Further, a majority of our entire board of directors has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we are authorized to issue, to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed above under the caption “Description of Our Capital Stock—General.” As a result, our board of directors could authorize the issuance of shares of our Common Stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without stockholder approval unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our Common Stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.
Our charter and bylaws also provide that the number of our directors may be established only by our board of directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Meetings of Stockholders” and “—Advance Notice of Director Nominations and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for holders of our Common Stock or otherwise be in the best interest of our stockholders.
No Stockholder Rights Plan
We do not currently have a stockholder rights plan, and our bylaws provide that we may not adopt a stockholder rights plan in the future without (i) the approval of our stockholders by a majority of the votes cast on the matter or (ii) ratification from our stockholders by a majority of the votes cast on the matter within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.
Exclusive Forum
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (i) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, (ii) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (iii) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (iv) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (v) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine of Maryland law. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.
Limitation of Liability and Indemnification of Directors and Officers
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.
The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or are threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that:
•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:
•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•
a written undertaking, which may be unsecured, by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it shall ultimately be determined that the standard of conduct has not been met.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification for:
•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or
•
any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of such person’s service in that capacity.

The rights to indemnification and advance of expenses provided by our charter vest immediately upon election of a director or officer. Our charter also permits us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our Company or a predecessor of our Company.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Indemnification Agreements
We will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will require that, subject to certain conditions, we will indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we will advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be reimbursed to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements will also require that we use reasonable best efforts to acquire directors’ and officers’ liability insurance covering our directors and officers on terms and conditions deemed appropriate by our board of directors. Each indemnification agreement may only be amended by the mutual written agreement of our Company and the director or officer party thereto.
In addition to the indemnification agreements described above, we have also purchased and maintain directors’ and officers’ liability insurance that insures both us and our directors and officers against exposure and liability normally insured against under such policies, including exposure to liabilities of the type addressed by the indemnity provisions described above.
REIT Qualification
Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE
General
Upon the completion of this offering, the REIT Contribution Transactions and Internalization, we will have outstanding     shares of our Common Stock (excluding any exercise of the underwriters’ option to purchase additional shares of our Common Stock).
Of these shares, the     shares of Common Stock sold in this offering (   shares if the underwriters exercise in full their option to purchase additional shares of Common Stock) will be freely transferable without restrictions (other than the restrictions on ownership and transfer set forth in our charter) or further registration under the Securities Act by persons other than “affiliates” as that term is defined in Rule 144 under the Securities Act. Trading of our Common Stock on the NYSE is expected to commence in connection with the completion of this offering.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
An affiliate of ours who has beneficially owned shares of our Common Stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
•	1% of the shares of our Common Stock of the same class then outstanding; or
•	the average weekly trading volume of our Common Stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements, and the availability of current public information about us.
Lock-Up Agreements
In connection with this offering, we, all of our officers and directors, and certain holders of shares of our Common Stock and OP Units prior to this offering have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of their Common Stock, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for, or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired, owned directly by us, or these other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date    days after the date of this prospectus. See “Underwriting.”
2023 Equity Incentive Plan
We intend to adopt the 2023 Equity Incentive Plan prior to the completion of this offering. The 2023 Equity Incentive Plan provides for the grant of Awards to our employees, directors, officers, and consultants of our Company and our subsidiaries, including the OP. We intend to reserve     shares of our Common Stock for issuance under the 2023 Equity Incentive Plan.
We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Common Stock issuable under the 2023 Equity Incentive Plan. Shares of our Common Stock covered by the registration statement on Form S-8, including any shares of our Common Stock issuable upon the exercise of options or shares of Restricted Stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This section summarizes the material U.S. federal income tax considerations that a U.S. holder (as defined below) or a non-U.S. holder (as defined below in “Taxation of Non-U.S. Holders of Our Common Stock”) may consider relevant in connection with the purchase, ownership, and disposition of our Common Stock. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of shares of our Common Stock. The summary is based on the Code, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and court decisions in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences described herein. No ruling has been sought from the IRS and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, the statements in this prospectus, and the opinion of counsel described below, are not binding on the IRS or a court and do not preclude the IRS from asserting, or a court from sustaining, a contrary result.
This summary only addresses U.S. federal income tax consequences to holders of shares of our Common Stock that hold such shares as a capital asset within the meaning of Section 1221 of the Code. The statements in this summary are not intended to be, and should not be construed as, tax advice. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to such holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, insurance companies, REITs, regulated investment companies, pension funds, broker-dealers, dealers in securities or currencies, traders in securities or other persons that have elected to use a mark-to-market method of accounting, tax-exempt entities (except to the extent discussed herein) including governmental authorities (both U.S. and non-U.S.), a non-U.S. holder that owns or has owned actually or constructively more than 10% of our Common Stock, holders whose functional currency is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders who hold their shares in an individual retirement or other tax-deferred account, holders subject to the alternative minimum tax provisions of the Code, U.S. expatriates, persons who hold shares on behalf of another person as nominee, trusts and estates, persons owning, or deemed to own under constructive ownership rules of the Code, more than 9.8% of the value of our outstanding shares of capital stock or more than 9.8% of the value or number of shares, of our outstanding Common Stock (except to the extent discussed herein), holders who hold their shares as part of a hedge, straddle, integration, constructive sale, conversion, “synthetic security,” or other risk reduction transaction or integrated investment, S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities) and persons otherwise subject to special tax treatment under the Code). In addition, no information is provided herein with respect to applicable state, local or non-U.S. tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax (except to the extent discussed below).
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our Common Stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A stockholder that is a partner in a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Common Stock.
THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS AND REGARDING ANY POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company
General
We intend to elect to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the closing of this offering. We intend to elect to qualify to be taxed as a REIT under the Code, commencing with our short taxable year ending December 31, 2023. We believe, commencing with such short taxable year, we will have been organized and will have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate as a REIT in the future, but we cannot provide any assurance that we have been or will be able to do so. The OP will own the Subsidiary REITs upon completion of this offering. One of our Subsidiary REITs elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2016. The other Subsidiary REIT elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2021. As described further below, our ability to qualify for taxation as a REIT depends on the Subsidiary REITs qualifying for taxation as REITs by satisfying the requirements under the applicable provisions of the Code.
The REIT Requirements are technical and complex. The following discussion sets forth only certain material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.
Fried Frank has acted as our tax counsel in connection with the filing of this prospectus. Fried Frank has rendered an opinion to us, dated as of     , to the effect that, commencing with our short taxable year ended December 31, 2023, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and the current and proposed method of operation of us and our subsidiaries as described in this prospectus will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the Fried Frank opinion is based and conditioned upon certain assumptions and representations relating to our organization and operation and is conditioned upon certain representations made by us as to certain matters (including representations concerning our income and properties and the past, present, and future conduct of our and our subsidiaries’ business operations as set forth in this prospectus and one or more certificates provided by our officers). The Fried Frank opinion is expressed as of the date thereof and Fried Frank has no obligation to advise us of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. The Fried Frank opinion does not foreclose the possibility of a contrary position taken by the IRS or the U.S. Department of the Treasury in regulations or rulings issued in the future and the opinion is not binding on the IRS or any court and is not a guarantee that the IRS will not assert a contrary position or that a court will not sustain a position asserted by the IRS. Moreover, our continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, certain requirements relating to the nature of our income and assets, distributions to stockholders, diversity of stock ownership, and various other qualification tests imposed under the REIT Requirements which are discussed below. Fried Frank has not undertaken to review our compliance with these requirements on a continuing basis. No assurance can be given that the actual results of our operations, the sources of our income, the nature of our assets, our distributions to stockholders and the diversity of our share ownership for any given taxable year will satisfy such requirements. See “—Failure to Qualify as a REIT.”
So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to stockholders, subject to certain exceptions discussed below. We expect that such treatment will substantially eliminate the U.S. federal “double taxation” on earnings that generally results from an investment in a corporation.
Even if we remain qualified as a REIT for U.S. federal income tax purposes, we may still be subject to U.S. federal income, state and local income, property and excise taxes on our income or property in certain circumstances, which include, but are not limited to, the following:
•
In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (computed without regard to the dividends paid deduction and our net capital gain), and to the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (computed without regard to the dividends paid deduction and including our net capital gain), we will be subject to federal corporate income tax on the undistributed income, as well as applicable state and local income taxes;

•
If we should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, and (b) the amounts we retained and upon which we paid U.S. federal income tax at the corporate level;

•
If we have (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, we will be subject to tax at the highest corporate tax rate on such income;

•
If we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for certain statutory safe harbors), such income will be subject to a 100% tax;

•
We may be subject to tax on gain recognized in a taxable disposition of assets acquired from a non-REIT C corporation by way of a carryover basis transaction, when such gain is recognized on a disposition of an asset during a five-year period beginning on the date on which we acquired the asset. To the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the federal corporate income tax rate. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period;

•
If we should fail to satisfy the 75% gross income test or the 95% gross income test (which are discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the greater of the gross income amount by which we fail the 75% or the 95% test multiplied in either case by a fraction generally intended to reflect our profitability without regard to our long-term capital gain;

•
Similarly, if we should fail to satisfy the asset tests or other requirements applicable to REITs, as described below, yet nonetheless qualify as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty. The amount of the penalty will be at least $50,000 per failure, and, in the case of certain asset test failures, will be equal to the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure;

•	Our TRSs are subject to U.S. federal, state and local income taxes; and
•	We will be subject to a 100% tax on transactions with our TRSs if such transactions are not at arm’s length.
No assurance can be given that the amount of such U.S. federal income tax will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes, real property transfer taxes, and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification
As indicated above, to qualify as a REIT, a corporation must elect to be so treated and must meet various (i) organizational requirements, (ii) gross income tests, (iii) asset tests and (iv) distribution requirements. Our ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT income and quarterly asset requirements will also depend upon our ability to successfully manage the composition of our income and assets on an ongoing basis.
Organizational Requirements
The Code defines a REIT as a corporation, trust, or association that makes a REIT election with its tax return and:
•	that is managed by one or more trustees or directors;
•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
•	that would be taxable as a domestic corporation, but for the REIT Requirements;

•	that is not a bank, an insurance company or certain other specified types of financial institutions;
•	the beneficial ownership of which is held by 100 or more persons;
•
not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year; and

•	that meets certain other tests, described below, regarding the nature of its income and assets.
The Code provides that the conditions described in the first four bullets above, inclusive, must be met during the entire taxable year and that the condition described in the fifth bullet above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of the condition described in the sixth bullet above, certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. In addition, if a REIT fails to satisfy the condition described in the sixth bullet above for any taxable year, the REIT will nonetheless be deemed to have satisfied the condition if it complied with U.S. Treasury Regulations requiring the maintenance of records to ascertain ownership and did not know (and would not have known using reasonable diligence) that it was closely held for the year. At the closing of this offering, we believe that we have sufficient diversity of ownership to satisfy the conditions in the fifth and sixth bullets above. In addition, our charter restricts the transfer and ownership of our stock so that we should continue to satisfy these conditions. The provisions of our charter that restrict the transfer and ownership of our Common Stock are described in “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”
In addition, we intend to request on an annual basis from certain stockholders, and those stockholders will be required to provide, information relating to the number of shares actually or constructively owned by such stockholders. Ownership for purposes of conditions described in the fifth and sixth bullet above is defined using certain constructive ownership rules. As a result, the acquisition of less than 9.8% of our stock by an individual or entity may cause that individual or entity constructively to own more than 9.8% of such stock, thereby triggering the transfer restrictions described in “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”
Effect of Subsidiary Entities
Subsidiary REITs
The OP will own the Subsidiary REITs upon completion of this offering. One of our Subsidiary REITs elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2016. The other Subsidiary REIT elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with its taxable year ended December 31, 2021. If a Subsidiary REIT failed to qualify as a REIT or fails to continue to qualify as a REIT in the future, that Subsidiary REIT would face the same tax consequences described below in “—Failure to Qualify as a REIT.” In addition, the failure of a Subsidiary REIT to qualify as a REIT would prevent us from qualifying as a REIT.
OP Subsidiary Partnerships and Disregarded Entities
In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, U.S. Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the OP, the Subsidiary Partnerships, and the Limited Liability Companies.”

We will have control of the OP and its subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT, and therefore our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the status of us as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below. The OP currently is a partnership for U.S. federal income tax purposes. Consequently, the OP’s assets and operations may affect our ability to qualify as a REIT.
Qualified REIT Subsidiaries
A corporation that is a QRS is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A QRS is a corporation, other than a TRS, all of the stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any QRS that we own will be ignored for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit.
Taxable REIT Subsidiaries
A REIT may own up to 100% of the shares of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. To the extent that a domestic TRS is required to pay taxes, it will have less cash available for distribution to us. If dividends are paid to us by our domestic TRSs, then the dividends we pay to our stockholders that are taxed at individual rates, up to the amount of dividends we receive from our domestic TRSs, will generally be eligible to be taxed at the reduced 20% rate currently applicable to qualified dividend income. See “—Taxation of U.S. Holders of Our Common Stock.” Dividends paid by foreign TRSs may not be treated similarly, and the tax treatment of a foreign TRS in its jurisdiction of tax residence will depend on the laws of that jurisdiction and may vary considerably.
The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and the distributions paid to us from such TRS, if any, will be treated as income. This treatment can affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT Requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.
A domestic TRS will pay income tax at regular corporate rates on any income that it earns. In addition, taxpayers, including TRSs, are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” This provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income. Further, the rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.
Non-REIT Earnings and Profits
In order to qualify as a REIT, we cannot have at the end of any taxable year any earnings and profits that were accumulated in any taxable year in which the REIT provisions did not apply to us (which we refer to in this prospectus as C corporation earnings and profits).

Gross Income Tests
To qualify to be taxed as a REIT, we must annually satisfy the following two gross income requirements:
•
At least 75% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (such as interest on obligations secured by mortgages on real property (and personal property that is ancillary to such real property if the fair market value of such personal property does not exceed 15% of the aggregate fair market value of such personal and real property), certain “rents from real property,” gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not dealer property, dividends or other distributions on, and gain from the sale of, stock of other REITs (including the Subsidiary REITs), and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or from certain other types of gross income; and

•
At least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing).

In order to qualify as a REIT, the rental income received by us must constitute “rents from real property.” Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
•
First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if (i) the determinable amounts do not depend in whole or in part on the income or profits of the lessee and (ii) the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits. More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits;

•
Second, neither we nor an actual or constructive owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rents. However, rents we receive from such a tenant that is a TRS of ours will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•
Third, if rent attributable to personal property (including furniture, fixtures and equipment) leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as “rents from real property.” However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as “rents from real property.” In such case, we may transfer a portion of such personal property to a TRS; and

•
Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. Charges for such customarily rendered services will qualify as “rents from real property.” If we provide services to a tenant that are other than those usually or customarily provided in connection with the rental of space for occupancy only, amounts received or accrued by us for any such services will not be treated as “rents from real property” for purposes of the REIT gross income tests but will not cause other amounts received with respect to the property to fail to be treated as “rents from real property” unless the amounts treated as received in respect of such services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by us during the taxable year with respect to such property. If the 1% threshold is exceeded, then all amounts received or accrued by us with respect to the property will not qualify as “rents from real property,” even if the impermissible services are provided to some, but not all, of the tenants of the property. Furthermore, we may own up to 100% of the stock of one or more TRSs which may, except in certain circumstances, provide customary and non-customary services to our tenants without tainting our rental income for the related properties. To the extent we perform non-customary services for tenants of our buildings, we intend to provide such services through a TRS.
The rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT only if the conditions described in the four bullets above are met. In order for the rents received or accrued by us from tenants to be treated as qualifying rents for purposes of the REIT gross income requirements, the provisions of our charter restrict the transfer and ownership of our stock. The provisions of our charter that restrict the transfer and ownership of our Common Stock are described in “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that we will not be treated as related to any tenant of ours.
Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying asset under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. We intend to structure all of our loan investments as needed so that our investments in loans do not prevent us from satisfying the 75% gross income test.
From time to time, we and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (i) any transaction we enter into in the normal course of our business primarily to manage risk of (a) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (b) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (ii) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We may in the future own properties or entities located outside the United States. These acquisitions could cause us to incur foreign currency gains or losses. Any foreign currency gains, to the extent attributable to specified items of qualifying income or gain, or specified qualifying assets, generally will not constitute gross income for purposes of the 75% and 95% gross income tests, and therefore will be excluded from these tests.
Prohibited Transaction Income
Any gain a REIT realizes on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including the REIT’s share of any such gain realized by subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect the REIT’s ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to cause the OP and its subsidiaries to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning their properties and to make occasional sales of the properties as are consistent with our investment objective. We do not intend, and do not intend to permit the OP or its subsidiaries to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by the OP or its subsidiaries are prohibited transactions. We and/or the Subsidiary REITs would be required to pay the 100% penalty tax on its allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to tax at regular U.S. federal corporate income tax rates.
Relief Provisions for Failing the 75% or 95% Gross Income Tests
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if certain relief provisions of the Code apply. These relief provisions will generally apply if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. Under certain circumstances, we may prefer not to have the relief provisions apply. If these relief provisions are inapplicable to a particular set of circumstances involving us, we might not qualify as a REIT. As discussed above under “—Taxation of Our Company—General,” even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.
Asset Tests
At the close of each quarter of our taxable year, we must satisfy the following five tests relating to the nature of our assets:
•
At least 75% of the value of our total assets must be represented by (i) real estate assets, including (a) real property, (b) stock in other REITs, (c) stock or debt instruments that do not otherwise qualify as real estate assets and that are not held for more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of ours, (d) debt instruments of publicly offered REITs and personal property leased in connection with real property if the rent attributable to personal property is not greater than 15% of the total rent received under such lease, (e) any mortgage on real property to the extent it is secured by real property with a value of at least the amount of the mortgage (at the time the mortgage is acquired or entered into), and (f) ancillary personal property securing a mortgage described in the preceding clause (e), provided that the value of such ancillary personal property is less than 15% of the aggregate fair market value of the personal and real property securing such mortgage, (ii) cash, (iii) cash items, and (iv) government securities;

•	Not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;
•
Of the assets included in the 25% asset class, other than securities of TRSs, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the value of any one issuer’s outstanding securities;

•	Not more than 20% of our total assets may be represented by securities of one or more TRSs; and
•	Not more than 25% of our total assets may be represented by debt instruments of publicly offered REITs not secured by real property.
To the extent certain intangible assets derive their value from real property, are inseparable from that real property, and do not produce or contribute to the production of income other than consideration for the use or occupancy of space, such intangible assets are real property. In connection with the Internalization, the OP will be treated as acquiring substantial amounts of goodwill that may not qualify for the 75% asset test.
We believe the stock that the OP holds in the Subsidiary REITs is and will be a qualifying asset for purposes of the 75% asset test. However, if a Subsidiary REIT fails to qualify as a REIT in any year, the stock in such Subsidiary REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second and third asset tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those asset tests with respect to our investments in any non-REIT C corporations for which we do not make a taxable REIT subsidiary election. If a Subsidiary REIT fails to qualify and were instead treated as a non-REIT C corporation, we would not be able to satisfy the above asset tests and would also fail to qualify as a REIT.
Relief Provisions for Failing the Asset Tests
If we fail to satisfy the asset tests at the end of a quarter, we will not lose our REIT qualification if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•
the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet above and the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and intend to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.
If we violate the 5% value test, 10% voting test or 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our total assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) file with the IRS a schedule describing the assets that caused the failure, (ii) dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter and (iii) pay a tax equal to the greater of $50,000 per failure or an amount equal to the product of the highest corporate income tax rate (currently 21%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.
Annual Distribution Requirements
In order to be treated as a REIT, each taxable year we are required to distribute dividends (other than capital gains dividends) to our stockholders in an amount at least equal to:
(i)	the sum of:
(a)	90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and
(b)	90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus
(ii)	the sum of certain items of noncash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we file a timely U.S. federal income tax return for the year and pay the distribution with or before the first regular dividend payment after such declaration, or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividends before the end of January of the following year. The distributions under clause (i) are taxable to owners of our Common Stock in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement. If we dispose of any asset that is acquired from a C corporation by way of a carryover basis transaction during the five-year period beginning on the date on which we acquired the asset, we may be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset. See “Built-In Gains Tax” below.
To the extent that we do not distribute (or are not treated as having distributed) all of our net capital gain or distribute (or are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular corporate tax rates. “REIT taxable income” is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) a REIT may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made. We may elect to retain rather than distribute our net long-term capital gains while treating the capital gain as if distributed. The effect of such an election is that (i) we are required to pay the tax on such gains, (ii) U.S. holders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by us, and (iii) the basis of a U.S. holder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us) included in the U.S. holder’s long-term capital gains. If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year (other than capital gain income which we elect to retain and pay tax on), and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.
We intend to make timely distributions sufficient to satisfy the annual distribution requirement. It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating our taxable income. For example, (i) income must be accrued for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, subject to certain exceptions, which could also create timing differences between net taxable income and the receipt of cash attributable to such income, (ii) U.S. Treasury Regulations could limit the deduction we may claim for our proportionate share of the compensation expense attributable to the remuneration paid by the OP for services performed by certain of our highly ranked and highly compensated employees, and (iii) the deductibility of “business interest” for all entities is subject to limitations, which may be elected out of by certain real property trades or businesses, provided that they use an alternative depreciation system to depreciate certain property. We believe that we will be eligible to make this election. If we make this election, although we would not be subject to the interest expense limitation described above, our depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.
In the event that such an insufficiency occurs, in order to meet the 90% distribution requirement and maintain our status as a REIT, we may have to sell assets at unfavorable prices, borrow on unfavorable terms, pay taxable stock dividends, or pursue other strategies. We do not currently intend to pay taxable stock dividends. However, if for any taxable year, we have significant amounts of taxable income in excess of available cash flow, we may have to declare dividends in cash and stock.
If we make a taxable stock distribution, U.S. holders would be required to include the full amount of the dividend (i.e., the cash and stock portion) as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. holder sells our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of our stock.
Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
To the extent that we have available net operating losses and capital losses carried forward from prior taxable years, such losses may reduce the amount of distributions that we must make to comply with the annual distribution requirements. However, NOL carryforwards of losses may be deducted only to the extent of 80% of our “REIT taxable income” in the carryforward year (computed without regard to the NOL deduction). NOLs can be carried forward indefinitely. Such losses, however, are not passed through to a holder of our Common Stock and do not offset such stockholder’s income from other sources, nor would they affect the character of any distributions that a stockholder receives from us.
Like-Kind Exchanges
We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.
Tax Liabilities and Attributes Inherited in Connection with Acquisitions
From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities.
Foreclosure Property
The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from the “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the 75% gross income test.
Foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the 75% gross income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment is generally available for an initial period of three years and, in certain circumstances, may be extended for an additional three years.
Statutory Relief
If we fail to satisfy one or more of the requirements for qualification as a REIT, other than the income tests and asset tests discussed above, we will not lose our status as a REIT if our failure was due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each such failure.
Failure to Qualify as a REIT
If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax on our taxable income at the corporate tax rate. We also could be subject to increased state and local taxes. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and they will not be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividend income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates might be eligible for the current reduced U.S. federal income tax rate of 20% on such dividends. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless we distribute any earnings and profits attributable to the period when we failed to qualify. In addition, we may be subject to tax on any built-in gains on property held during the period during which we did not qualify if we sell such property within five years of requalification, but only to the extent of our net built-in gain at the time of requalification. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.
If a Subsidiary REIT fails to qualify for taxation as a REIT in any taxable year, such Subsidiary REIT would face the same tax consequences described above. In addition, the failure of a Subsidiary REIT to qualify as a REIT would prevent us from qualifying as a REIT.
Built-In Gains Tax
From time to time, we may acquire C corporations in carryover basis transactions. In the case of assets, we acquire from a C corporation in a carryover basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five-year period beginning on the date of the carryover basis transaction, then we will be required to pay tax at the corporate income tax rate on the gain recognized to the extent of the built-in gain at the time of the carryover basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable U.S. Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.
Tax Aspects of the OP, the Subsidiary Partnerships, and the Limited Liability Companies
General
All of our investments will be held indirectly through our OP. The OP has been and expects to continue to be treated as a partnership for U.S. federal income tax purposes, and we have been and expect to continue to be treated as owning our proportionate share of the items of income, gain, loss, deduction and credit of the OP for such purposes. In addition, the OP has held and will continue to hold certain of its investments indirectly through subsidiary partnerships and limited liability companies, including the 50/50 Joint Venture, that we believe will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which generally are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, such partner that is a REIT will include its pro rata share of assets held by such an OP, including the OP’s share of the OP’s subsidiary partnerships and limited liability companies, based on such partner’s capital interests in each such entity. See “—Taxation of Our Company.” If the OP has failed or fails to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.
Entity Classification
Interests in the OP and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is treated as a “publicly traded partnership” for U.S. federal income tax purposes. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable U.S. Treasury Regulations. We do not anticipate that the OP or any subsidiary partnership or limited liability company has been or will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of the OP or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe the OP has been and will be treated as a partnership for U.S. federal income tax purposes, and each of its subsidiary partnerships and limited liability companies has been and will be treated as partnerships or disregarded entities, as applicable, for U.S. federal income tax purposes.
Allocations of Income, Gain, Loss and Deduction
A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the U.S. Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the U.S. Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the U.S. Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.
Tax Allocations with Respect to the Properties
Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Appreciated property may be contributed to the OP in exchange for OP Units, including in connection with the Internalization. Those contributions will result in book-tax differences, which will result in us having a lower adjusted tax basis with respect to that portion of the OP’s assets than we would otherwise have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This will result in lower depreciation deductions with respect to the portion of the OP’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. U.S. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Any book-tax differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable U.S. Treasury Regulations as chosen by us as general partner of the OP. Under certain available methods, the carryover basis of contributed properties in the hands of the OP (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. Any property acquired by the OP in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Partnership Audit Rules
Rules applicable to U.S. federal income tax audits of partnerships apply to any subsidiary partnership including the OP and any entity in which we directly or indirectly invest that is treated as a partnership for U.S. federal income tax purposes. Any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level regardless of changes in composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Under certain procedures, the partnership-level tax liability may take into account the fact that we generally do not pay federal income tax. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. These rules could increase the U.S. federal income tax, interest, and/or penalties economically borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership in comparison to prior law. Investors are urged to consult their tax advisors with respect to these changes and the potential impact on their investment in our Common Stock.
Taxation of Taxable U.S. Holders of Our Common Stock
REIT Distributions
Distributions Generally
As long as we qualify as a REIT, distributions by us to a U.S. holder out of our current and accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account by such U.S. holder as ordinary income. Dividends paid by us to a corporate U.S. holder will not be eligible for the dividends received deduction for corporations. In addition, dividends paid by a REIT to a U.S. holder taxed at individual rates generally will not qualify for the 20% U.S. federal income tax rate for “qualified dividend income.” The maximum U.S. federal income tax rate on qualified dividend income is lower than the maximum U.S. federal income tax rate on ordinary income, which is currently 37%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher U.S. federal income tax rate applicable to ordinary income. However, the effective tax rate on ordinary REIT dividends for U.S. holders of shares of our Common Stock that are individuals, estates or trusts is effectively reduced by permitting such holders to claim a deduction in determining their taxable income equal to 20% of any such dividends they receive. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6% based on currently applicable rates. The deduction is set to expire after December 31, 2025. In addition, the 20% U.S. federal income tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT U.S. corporations, such as a domestic TRS, and (ii) to the extent generally attributable to income upon which we (or a predecessor) have paid U.S. federal corporate income tax (e.g., any C corporation earnings and profits that we would have succeeded to, or to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced U.S. federal income tax rate on qualified dividend income, a U.S. holder must hold the relevant Common Stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such stock becomes ex-dividend.
A distribution in excess of current and accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. holder’s Common Stock, and a distribution in excess of the U.S. holder’s tax basis in its Common Stock will be a taxable gain realized from the sale of such shares. Dividends declared by us in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% nondeductible excise tax discussed under “—Taxation of Our Company—General” and “—Taxation of Our Company—Annual Distribution Requirements” above. As a result,

U.S. holders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any “deficiency dividend” will be treated as a “dividend” (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits.
Capital Gain Distributions
Distributions that are designated by us as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. If we elect to retain capital gains rather than distribute them, a U.S. holder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. In such a case, a U.S. holder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the U.S. holder.
Dispositions of Our Common Stock
In general, a U.S. holder will realize gain or loss upon the sale, redemption, or other taxable disposition of our Common Stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the U.S. holder’s adjusted tax basis in our Common Stock at the time of the disposition. In general, a U.S. holder’s tax basis will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder, less tax deemed paid on it, and reduced by returns of capital. Gain from the sale or disposition of our Common Stock held for more than one year will generally be long-term capital gain. Capital losses recognized by a U.S. holder upon the disposition of shares of our Common Stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. holder but not ordinary income, except in the case of individuals, who may offset up to $3,000 of ordinary income each year. In addition, any loss upon a sale or exchange of shares of our Common Stock by a U.S. holder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. holder as long-term capital gain.
If a U.S. holder recognizes a loss upon a disposition of our Common Stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. While these U.S. Treasury Regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, there are significant penalties for failure to comply with these requirements. Each prospective holder of our Common Stock should consult its tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our Common Stock, or transactions that might be undertaken directly or indirectly by us. Moreover, holders should be aware that we and other participants in the transactions involving us (including our advisors) may be subject to disclosure or other requirements pursuant to these U.S. Treasury Regulations.
Passive Activity Losses and Investment Interest
Distributions made by us and gain arising from the sale or exchange by a U.S. holder of shares of our Common Stock will not be treated as passive activity income. As a result, U.S. holders will not be able to apply any “passive losses” against income or gain relating to shares of our Common Stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
Additional Tax on Net Investment Income
A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to stock, interest on debt obligations, other types of investment income, and net gain attributable to the disposition of stock or debt obligations and other types of investment gain (in each case, unless such stock, debt instruments or other investment property, as the case may be, are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions, interest, income or net gain.

Information Reporting and Backup Withholding Tax
We will report to a U.S. holder and the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder of our Common Stock may be subject to backup withholding (currently at a maximum rate of 24%) with respect to distributions unless such U.S. holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or
•
provides an accurate taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Any amount paid as backup withholding will be creditable against a U.S. holder’s income tax liability, provided that proper information is timely provided to the IRS.
U.S. holders should consult their tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in our Common Stock, including applicable tax rates and tax reporting requirements, and the effect of any possible changes in the tax laws.
Taxation of Tax-Exempt Holders of our Common Stock
Tax-exempt entities, including qualified employee pension and profit-sharing trusts, or “qualified trusts,” and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our Common Stock with debt, a portion of the distribution that it received from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.
Finally, in certain circumstances, a qualified trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a qualified trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of the value of our stock only if: (i) we are classified as a “pension-held REIT”; and (ii) the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a qualified trust, is at least 5% of our total gross income for such year.
We will be classified as a “pension-held REIT” if:
•
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the qualified trust to be treated as holding our stock in proportion to their actuarial interests in the qualified trust; and

•
either: (i) one qualified trust owns more than 25% of the value of our stock; or (ii) a group of qualified trusts, of which each qualified trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

As a result of restrictions on ownership and transfer of our stock set forth in our charter, we do not expect to be classified as a “pension-held REIT” and, as a result, the tax treatment discussed above should not apply to our stockholders.
Taxation of Non-U.S. Holders of Our Common Stock
The rules governing U.S. federal income taxation of holders of shares of our Common Stock that are not U.S. holders or partnerships for U.S. federal income tax purposes and that are not subject to U.S. federal income tax on a net income basis and that neither own nor have owned actually or constructively more than 10% of our Common Stock, which we call “non-U.S. holders,” are complex. The following discussion is only a limited summary of these rules. In addition, non-U.S. holders should be aware that certain other rules (not discussed herein) may apply, including whether an interest in a REIT is treated as a USRPI as defined in Section 897 of the Code, with respect to certain non-U.S. holders. Non-U.S. holders that own or have owned actually or constructively more than 10% of our Common Stock generally will be subject to U.S. federal withholding tax and U.S. federal income tax (and U.S. federal income tax return tax filing obligations) upon the sale or other disposition of our Common Stock (unless we are, and remain a “domestically controlled qualified investment entity”) or distributions that are treated as attributable to gain from sales or exchanges by us of USRPIs (subject to exceptions for (i) certain non-U.S. publicly traded stockholders that are qualified stockholders, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our Common Stock, and (ii) certain “qualified foreign pension funds” and entities all of the interests of which are held by “qualified foreign pension funds”).
Prospective non-U.S. holders should consult their tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in shares of our Common Stock, including any tax reporting requirements.
REIT Distributions
Ordinary Dividends
Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of USRPIs, and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A U.S. withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. holders, unless an applicable tax treaty reduces that tax. However, if income from a non-U.S. holder’s investment in our Common Stock is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or attributable to a permanent establishment that the non-U.S. holder maintains in the United States if required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis, U.S. federal income tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% U.S. branch profits tax may also apply if the non-U.S. holder is a foreign corporation (unless an applicable tax treaty reduces that tax). We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of USRPIs and capital gain dividends, paid to a non-U.S. holder, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or the appropriate withholding agent or (ii) the non-U.S. holder files an IRS Form W-8ECI or a successor form with us or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.
Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a USRPI, will not be taxable to a non-U.S. holder to the extent that they do not exceed the non-U.S. holder’s adjusted tax basis in its Common Stock. Distributions of this kind will instead reduce the non-U.S. holder’s adjusted tax basis in its Common Stock. To the extent that distributions of this kind exceed a non-U.S. holder’s adjusted tax basis in its Common Stock, they will give rise to tax liability if the non-U.S. holder otherwise would have to pay U.S. federal tax on any gain from the sale or disposition of its Common Stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, we will withhold U.S. federal withholding tax at the rate applicable to dividends on the distribution. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.
Capital Gain Dividends
Assuming that our Common Stock is regularly traded on an established securities market in the United States, capital gain distributions on our Common Stock that are attributable to gain on our sale of USRPIs will be treated as ordinary dividends rather than as gain from the sale of a USRPI. As a result, non-U.S. holders generally will be subject to U.S. withholding tax on such capital gain distributions in the same manner as they are subject to U.S. withholding tax on ordinary dividends as described above in “—Ordinary Dividends.” We expect that shares of our Common Stock will be regularly traded on an established securities market following this offering.

Dispositions of Our Common Stock
Assuming that our Common Stock is regularly traded on an established securities market, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Common Stock. We expect that shares of our Common Stock will be regularly traded on an established securities market following this offering.
However, a non-U.S. holder generally will incur U.S. federal income tax on gain if:
•
the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or

•
the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. holder will incur a U.S. federal tax of 30% on his or her net capital gains.

Foreign Account Tax Compliance Act (FATCA)
Pursuant to FATCA, payments to certain non-U.S. holders of dividends on our Common Stock will generally be subject to a withholding tax of 30%, unless such non-U.S. holders are compliant with various reporting requirements under FATCA. In order to be compliant with FATCA, among other requirements, such certain non-U.S. holders may need to register with the IRS and may need to obtain certain information from its interest holders and disclose certain of this information to the IRS or its local tax authority under the terms of an intergovernmental agreement. No assurance can be provided that non-U.S. holders will not be subject to this withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential implications of this withholding tax.
Information Reporting and Backup Withholding Tax
Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.
The gross proceeds from the disposition of our Common Stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our Common Stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our Common Stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.
If a non-U.S. holder receives payments of the proceeds of a sale of our Common Stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, certifying that the non-U.S. holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.
A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by timely filing a refund claim with the IRS.
Non-U.S. holders should consult their tax advisors with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in shares of our Common Stock, including applicable tax reporting requirements.

Legislative or Other Actions Affecting REITs
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal income tax laws and interpretations thereof could adversely affect an investment in our Common Stock.
Other Tax Consequences
State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our Common Stock.

ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the investment in shares of our Common Stock by employee benefit plans that are subject to ERISA, plans, individual retirement accounts, and other arrangements that are subject to Section 4975 of the Code, including an IRA, or provisions under any other federal, state, local, non-U.S., or other Similar Laws, and any Plan.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. In general, under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other direct or indirect compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
Plans that are governmental plans (within the meaning of Section 3(32) of ERISA), certain church plans (within the meaning of Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-US plans are not subject to the requirements of ERISA or the Code, but may be subject to similar provisions under Similar Laws.
In considering an investment in our shares of our Common Stock with the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances, as well as the facts in connection with the offering of our shares of Common Stock, and determine whether the investment in the shares of our Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control, and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities that are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and, in the case of an ERISA Plan that is an IRA, may cause the IRA to incur tax or be disqualified. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Common Stock by an ERISA Plan with respect to which the issuer or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares Common Stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.
Plan Asset Issues
In addition, a fiduciary of a Plan should consider whether the Plan will, if it invests in our shares of Common Stock, be deemed to own an undivided interest in our assets, which would result in our becoming a fiduciary of the Plan and subject our assets and operations to the regulatory restrictions of ERISA, the Code, and any applicable Similar Laws, including their respective prohibited transaction restrictions, unless an exception applies.
The plan asset regulations provide, as a general rule, that the underlying assets and properties of corporations, partnerships, trusts, and certain other entities in which a plan purchases an “equity interest” will be deemed, for purposes of ERISA, to be assets of the investing plan unless any applicable exceptions applies. Under the plan asset regulations, an exception is available (and therefore the general described above would not apply) with respect to an equity investment in “publicly offered securities,” which means, generally, under the plan asset regulations, equity securities of an entity that are (i) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (ii) freely transferable; and (iii) part of a class of securities registered under Section 12(b) or 12(g)

of the Exchange Act. Other exemptions include investments in equity securities of an “operating company (as defined in the plan asset regulations) and investments in entities where there is no significant investment by “benefit plan investors” (as defined in the plan asset regulations).
Our Common Stock being offered pursuant to this prospectus is part of a class of shares that is being registered under section 12(b) of the Exchange Act, and we believe we will also meet the other criteria to qualify for the “publicly offered securities” exemption; therefore, we do not believe that our underlying assets will be treated under the plan asset regulations as the assets of any Plan that acquires and/or holds our Common Stock. However, qualification under the “publicly offered securities” or another exemption cannot be guaranteed.
Representation
By acceptance of the shares of our Common Stock each purchaser or subsequent transferee of the shares of Common Stock will be deemed to have represented that (i) the investor has made its own discretionary decision to invest and (ii) either (a) no portion of the assets used by the investor to invest constitute assets of any benefit plan investor; (b) or if the investor is a benefit plan investor, the purchase of the Common Stock will not constitute a fiduciary breach or a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Law.
The foregoing discussion is general in nature and is not intended to be all inclusive or constitute legal advice. This discussion is based on the provisions of ERISA and the Code, and related regulations and guidance thereunder, as of the date of this prospectus, and no assurance can be given that future legislation, court decisions, regulations rulings, or other guidance will not modify the requirements described above.
Due to the complexity of these rules and the excise taxes, penalties, and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code, and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the shares of Common Stock. Each purchaser of shares of Common Stock has exclusive responsibility for ensuring that their acquisition and holding of shares of our Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the fiduciary or prohibited transaction rules of ERISA, the Code, or applicable Similar Laws. The sale of any shares of Common Stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan or that such investment is appropriate for Plans generally or any particular Plan.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our Common Stock indicated below:
Underwriter	Number of Shares of Common Stock
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.
CIBC World Markets Corp
Capital One Securities, Inc.
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our Common Stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.
The underwriters initially propose to offer part of the shares of our Common Stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $  per share under the public offering price. After the initial offering of the shares of our Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of our Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our Common Stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Common Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Common Stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional   shares of our Common Stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $   million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with FINRA up to $  .
We intend to apply to list the shares of our Common Stock on the NYSE under the symbol “FVR.”

We, our executive officers and directors, and certain contributing investors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending    days after the date of this prospectus (the “restricted period”), subject to certain exceptions:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Common Stock (including OP Units);

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Common Stock; or
•
file any registration statement with the SEC relating to the offering of any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Common Stock (including OP Units);

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, we, our executive officers and directors, and certain contributing investors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we or they will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Common Stock or any security convertible into or exercisable or exchangeable for shares of our Common Stock (including OP Units).
In order to facilitate the offering of the shares of our Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Common Stock in the open market to stabilize the price of our Common Stock. These activities may raise or maintain the market price of the Common Stock above independent market levels or prevent or retard a decline in the market price of the Common Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the OP, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Common Stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
An affiliate of CIBC World Markets Corp. serves as the Administrative Agent and as a lender on the Revolving Credit Facility and Term Loan Credit Facility and receives customary fees. To the extent that we use any of the net proceeds from this offering to repay borrowings outstanding under the Revolving Credit Facility and Term Loan Credit Facility, CIBC World Markets Corp. and/or its affiliate will receive their proportionate share of any amount that is repaid with the proceeds.
Affiliates of the underwriters, including Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BofA Securities, Inc., CIBC World Markets Corp., and Capital One Securities, Inc. are expected to be lenders under our New Revolving Credit Facility and New Delayed Draw Term Loan. In connection with these facilities, an affiliate of J.P. Morgan Securities LLC will act as administrative agent and co-lead arranger and an affiliate of Wells Fargo Securities, LLC will act as syndication agent and co-lead arranger. In connection with their participation our New Revolving Credit Facility and New Delayed Draw Term Loan, the underwriters or their affiliates will receive customary fees.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Common Stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of our Common Stock, in addition to prevailing market conditions, will be our future prospects and those of our industry in general, our historical performance, earnings and certain other financial and operating information, and the market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market will develop for our Common Stock, or that the shares of our Common Stock will trade in the public market at or above the initial public offering price.
Directed Share Program
At our request, the underwriters have reserved   % of the shares of our Common Stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates, and related persons. The number of shares of our Common Stock available for sale to the general public pursuant to this offering will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Any shares sold in the directed share program to our executive officers, directors, or certain contributing investors will be subject to the   -day lock-up restriction described above. We, and the OP have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

LEGAL MATTERS
Certain legal matters, including certain tax matters, will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP. Venable LLP will pass upon the validity of the shares of our Common Stock sold in this offering and certain other matters under Maryland law. DLA Piper LLP (US) will act as counsel to the underwriters.
EXPERTS
The financial statement of FrontView REIT, Inc. as of June 30, 2023, has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of NADG NNN Property Fund LP and subsidiaries as of December 31, 2022, and for the year ended December 31, 2022, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of NADG NNN Property Fund LP and subsidiaries as of December 31, 2021, and for the year ended December 31, 2021, have been included herein and in the registration statement in reliance upon the report of KPMG LLP (Canada), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information relating to the economic conditions in the single-tenant market contained in “Prospectus Summary—Market Opportunity; “Market Opportunity” and “Business and Properties—Market Opportunity” is derived from market information prepared for us by RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters.
WHERE YOU CAN FIND MORE INFORMATION
We maintain a web site at   . Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site to be part of this prospectus.
We have filed a registration statement on Form S-11, of which this prospectus constitutes a part, with the SEC under the Securities Act with respect to this offering of our Common Stock. This prospectus does not contain all of the information set forth in the registration statement, which also includes numerous exhibits and schedules. For further information with respect to our Company and the shares of Common Stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and where such document has been filed as an exhibit to the registration statement, each statement is qualified in all respects by reference to the contents of the full document. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC’s web site, www.sec.gov.
After completion of this offering, we will file annual, quarterly, and special reports, proxy statements and other information with the SEC. We will also furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. These periodic reports and other information will be available through the SEC’s web site referred to above.

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
The following unaudited pro forma consolidated financial statements of FrontView REIT, Inc. (together with its consolidated subsidiaries, the “Company”) as of and for the year ended December 31, 2022, prepared in accordance with Article 11 of Regulation S-X, were derived from the historical consolidated financial statements of the Company’s predecessor, NADG NNN Property Fund, LP (together with its consolidated subsidiaries, the “Predecessor”). The unaudited pro forma consolidated balance sheet as of December 31, 2022 gives effect to the Company’s initial public offering and certain other completed and proposed transactions, as if these events had occurred on December 31, 2022. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 gives effect to the Company’s initial public offering and certain other completed and proposed transactions, as if these events had occurred on January 1, 2022.
The pro forma adjustments give effect to events that are (1) directly attributable to the transactions referred to below, (2) factually supportable, and (3) with respect to the unaudited pro forma consolidated statement of operations, expected to have a continuing impact on the Company. The adjustments necessary to fairly present the unaudited pro forma consolidated financial statements have been based on available information and assumptions that the Company believes are reasonable. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements and present how our consolidated financial statements may have appeared had our capital structure reflected the below transactions as of the dates noted below.
The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of the Predecessor, including the notes thereto, and other financial information and analysis, including the section captioned “Management's Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma consolidated financial statements (1) are based on available information and assumptions that the Company deems reasonable, (2) are presented for informational purposes only, (3) do not purport to represent the Company’s financial position or results of operations or cash flows that would actually have occurred assuming completion of the transactions described above on the dates specified, and (4) do not purport to be indicative of the Company’s future results of operations or financial position.
REIT Contribution Transactions and Internalization
Prior to or concurrently with the initial public offering, the Company will engage in a series of contribution transactions and internalization described under ‘‘REIT Contribution Transactions and Internalization” presented elsewhere in this prospectus, including, but not limited to, the following:
•
Upon completion of the REIT Contribution Transactions and Internalization, the Company will be the sole general partner of FrontView Operating Partnership LP (the “OP”) and will hold substantially all of its assets, and will conduct substantially all of its operations, through the OP.

•
Pursuant to the terms of the Internalization Agreement, dated as of August 23, 2023, by and among the Company, the OP, North American Realty Services, LLLP (“NARS”) and certain affiliates of NARS (the “Internalization Agreement”), the Company will complete the internalization of the external management functions currently performed for the Predecessor (the “Internalization”). In connection with the Internalization, NARS and certain affiliates of NARS, including certain executive officers and directors of the Company, will receive    OP Units, representing approximately   % of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) on a fully diluted basis (based on the midpoint of the price range set forth elsewhere in this prospectus). For more information, see “REIT Contribution Transactions and Internalization—Internalization.”

•
Pursuant to the terms of the Contribution Agreements, dated as of      , 2023, by and among the Company, the OP,      and      (the “Contribution Agreements”), the following will occur prior to or concurrently with the completion of the Company’s initial public offering (the “REIT Contribution Transactions”):

•
The Predecessor’s private REIT will effect a   -for-one unit split of its common units, and following that unit split, existing U.S. and Canadian common unit holders will contribute their interests in the Predecessor’s private REIT to the OP in exchange for OP Units on a one-for-one basis. Following that unit split and exchange, such contributing investors will receive    OP Units,

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
representing approximately   % of the outstanding shares of Common Stock on a fully diluted basis (based on the midpoint of the price range set forth elsewhere in this prospectus). For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”
•
Existing U.S. preferred unit holders will contribute their interests in the Predecessor’s private operating partnership to the OP in exchange for OP Units. The number of OP Units to be issued to such contributing investors will be calculated by dividing the fixed liquidation preference of the preferred units in the Predecessor’s private operating partnership ($10,400 per unit, plus any accrued and unpaid preferred return, or approximately $100.4 million in the aggregate) by the initial public offering price of the shares of Common Stock in this offering. Based on the midpoint of the price range set forth elsewhere on prospectus, such contributing investors will receive    OP Units, representing approximately   % of the outstanding shares of Common Stock on a fully diluted basis. For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”

Initial Public Offering
In connection with the Company’s initial public offering, the following will occur:
•
The Company will sell    shares of Common Stock at the initial public offering price. The Company will also grant the underwriters an option to purchase up to an additional    shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, within 30 days after the date of this prospectus. These unaudited pro forma consolidated financial statements assume no exercise by the underwriters of their option to purchase additional shares.

•	The Company will contribute the net proceeds from this offering to the OP in exchange for a number of OP units equal to the number of shares of Common Stock issued and sold in this offering.
•	The OP will use the net proceeds received from this offering as described under “Use of Proceeds” and “Capitalization” presented elsewhere in this prospectus.
•
The Company will repay the outstanding borrowings under the Predecessor’s $202.5 million secured credit facility (the “Revolving Credit Facility”) and the $17.0 million secured credit facility (entered into through the Predecessor’s joint venture, NADG NNN 50/50 LP (“Joint Venture”)) (the “Term Loan Credit Facility”) that were drawn to fund property acquisitions.

•
The Company will adopt a new equity incentive plan in order to provide long-term equity-based incentives to the Company’s key employees, including executive officers and non-employee directors (the “2023 Equity Incentive Plan”) as described under “Executive Compensation” presented elsewhere in this prospectus. The total number of shares of Common Stock reserved and available for issuance under the 2023 Equity Incentive Plan is   shares.

•
The Company expects to enter into a new $    million unsecured revolving credit facility and a new $   million unsecured delayed draw term loan that will, in each case, close contemporaneously with the closing of this offering.

2022 Acquisitions and Dispositions
During the year ended December 31, 2022, the Predecessor completed 23 property acquisitions, with an aggregate purchase price, including transaction costs, of $84.6 million, which are included in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements also give effect to two completed property dispositions in the Predecessor with an aggregate sale price, including transaction costs, of $2.0 million. The unaudited pro forma consolidated statements of operations give effect to these property acquisitions and dispositions as if these events had occurred on January 1, 2022.
2023 Acquisitions and Dispositions
During the period from January 1, 2023 through June 30, 2023, the Predecessor completed 16 property acquisitions with an aggregate purchase price, including transaction costs, of $48.9 million, which are included in the unaudited

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
pro forma consolidated financial statements. The completed acquisitions have been funded through cash, cash equivalents and restricted cash, and $9.8 million of borrowings on the Revolving Credit Facility, which are included in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements also give effect to one completed property disposition in the Predecessor with a sale price, including transaction costs, of $1.8 million. The unaudited pro forma consolidated balance sheet gives effect to these property acquisitions and dispositions as if these events had occurred on December 31, 2022 and the unaudited pro forma consolidated statement of operations gives effect to these property acquisitions and dispositions as if these events had occurred on January 1, 2022.
Joint Venture Acquisition
Prior to the closing of this offering, the Predecessor will acquire the remaining 50% interest held by the Predecessor’s private REIT fund structure’s sole partner in the Joint Venture (the “Joint Venture Acquisition”). The purchase price to acquire the remaining 50% interest is $138.3 million, which equates to a net purchase price of $27.3 million, after adjusting for assumed debt of $85.7 million and net working capital of $2.1 million. As of December 31, 2022, the Joint Venture owned 55 properties, which are included in the unaudited pro forma consolidated financial statements. The Joint Venture Acquisition will be funded through cash, cash equivalents and restricted cash, the assumption of existing debt and $27.3 million of borrowings on the Revolving Credit Facility. The unaudited pro forma consolidated balance sheet gives effect to the Joint Venture Acquisition as if it had occurred on December 31, 2022 and the unaudited pro forma consolidated statement of operations gives effect to the Joint Venture Acquisition as if it had occurred on January 1, 2022.
Autonomous Entity Adjustments
As a public company, the Company expects to incur incremental costs related to general and administrative costs, including employee compensation and benefits, board of directors’ fees and expenses, directors’ and officers’ insurance, and incremental legal, audit, tax, consulting and other costs related to the corporate infrastructure. The Company will also incur additional costs relating to its public reporting and compliance obligations as a public company. For the year ended December 31, 2022, the Company estimates these incremental costs to amount to $   million. In order to determine these incremental costs, the Company performed an analysis of its anticipated organizational structure to estimate the cost of additional resources and third-party services deemed necessary to operate as a public company.

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
			Pro Forma Adjustments
	Historical Company (A)	Historical Predecessor (B)	Completed 2023 Acquisitions and Dispositions (C)	Joint Venture Acquisition (D)	REIT Contribution Transactions and Internalization (E)	Proceeds from this Offering (F)	Use of Proceeds from this Offering (G)	Company Pro Forma
ASSETS
Real estate held for investment, at cost
Land	$—	$233,742,155	$18,335,727	$61,269,758	$	$	$	$
Buildings and improvements	—	229,180,516	23,442,493	55,392,437
Total real estate held for investment, at cost	—	462,922,671	41,778,221	116,662,196
Less accumulated depreciation	—	(19,789,627)	—	—
Real estate held for investment, net	—	443,133,044	41,778,221	116,662,196
Assets held for sale	—	2,193,736	(2,193,736)	—
Investment in an unconsolidated entity	—	19,366,248	—	(19,366,248)
Cash, cash equivalents and restricted cash	1,000	41,076,985	(37,218,159)	4,754,308
Intangible lease assets, net	—	110,946,269	7,086,451	19,673,423
Other assets	—	10,073,709	—	674,166
Total assets	$1,000	$626,789,991	$9,452,777	$122,397,844	$	$	$	$
LIABILITIES, CONVERTIBLE NON-CONTROLLING PREFERRED INTERESTS AND STOCKHOLDERS’ EQUITY
Liabilities
Debt, net	$—	$281,307,210	$9,890,000	$115,627,554	$	$	$	$
Intangible leases liabilities, net	—	17,619,298	—	—
Related party payable	—	288,631	—	(288,631)
Accounts payable and accrued liabilities	—	11,888,059	—	1,216,566
Total liabilities	—	311,103,198	9,890,000	116,555,489
Convertible non-controlling preferred interests	—	$98,385,559	$—	$—
Stockholders’ equity
Partner's capital	—	217,301,234	(437,223)	5,842,355
Common stock	1	—	—	—
Preferred stock	—	—	—	—
Additional paid in capital	999	—	—	—
Non-controlling interest	—	—	—	—
Total stockholders’ equity	1,000	217,301,234	(437,223)	5,842,355
Total liabilities, convertible non-controlling preferred interests and stockholders’ equity	$1,000	$626,789,991	$9,452,777	$122,397,844	$	$	$	$
The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
		Pro Forma Adjustments
	Historical Predecessor (H)	Completed 2022 Acquisitions and Dispositions (I)	Completed 2023 Acquisitions and Dispositions (J)	Joint Venture Acquisition (K)	REIT Contribution Transactions and Internalization (L)	Use of Proceeds from this Offering (M)	Company Pro Forma
Revenues
Rental revenue	$39,862,784	$2,392,639	$3,510,458	$9,951,322	$	$	$
Operating expenses
Depreciation and amortization	21,800,720	1,264,472	1,636,443	4,908,327
Property operating expenses	4,497,175	5,214	(147,105)	1,613,869
Property management fees	918,490	—	—	—
Asset management fees	3,638,276	—	—	—
General and administrative expenses	1,183,745	(3,158)	—	312,947
Total operating expenses	32,038,406	1,266,528	1,489,338	6,835,143
Other expenses
Interest expense	12,463,982	—	—	2,720,648
Loss on sale of real estate	201,439	(201,439)	—	—
Income taxes	430,232	—	—	75,096
Management internalization expense	—	—	—	—
Gain on Joint Venture Acquisition	—	—	—	(5,321,977)
Total other expenses	13,095,653	(201,439)	—	(2,526,232)
Operating gain (loss)	(5,271,275)	1,327,550	2,021,120	5,642,411
Equity income (loss) from investment in an unconsolidated entity	(108,922)	—	—	108,922
Net income (loss)	(5,380,197)	1,327,550	2,021,120	5,751,333
Less: Net loss attributable to non-controlling interest - Predecessor	909,657	—	—	—
Less: Net income (loss) attributable to non-controlling interest	—	—	—	—
Net income (loss) attributable to common stockholders	$(4,470,540)	$1,327,550	$2,021,120	$5,751,333	$	$	$
The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

FRONTVIEW REIT, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet
The adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2022 are as follows:
(A)
Reflects the audited historical balance sheet of the Company as of June 30, 2023. The Company was incorporated on June 23, 2023 and has had no activity since its inception other than the issuance of 100 shares of Class A Common Stock for $10 per share that was initially funded with cash.

(B)	Reflects the audited historical consolidated balance sheet of the Predecessor as of December 31, 2022.
(C)
During the period from January 1, 2023 through June 30, 2023, the Predecessor completed 16 property acquisitions with an aggregate purchase price, including transaction costs, of $48.9 million. The completed acquisitions have been funded through cash, cash equivalents and restricted cash, and $9.9 million borrowings on the Company’s Revolving Credit Facility, which are included in the unaudited pro forma consolidated financial statements. The Predecessor’s property acquisitions will be accounted for as asset acquisitions under Accounting Standards Codification (“ASC”) 805 (“ASC 805”). This adjustment reflects the allocated purchase price, including capitalized transaction costs, of acquired properties accounted for as asset acquisitions, to tangible and identifiable intangible assets based on their relative fair values. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations. The final purchase price allocation will be determined when the Predecessor has completed its valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

The following pro forma adjustments are necessary to reflect the preliminary allocation of the purchase price of these acquisitions:
•	Land of $18.3 million
•	Buildings and improvements of $23.4 million
•	Intangible lease assets, net of $7.1 million
For the one property disposed by the Predecessor during the period ended June 30, 2023, the results of this property have been eliminated as it will not have a continuing impact on the Company’s unaudited pro forma consolidated balance sheet. This property was included in “Asset held for sale” on the audited historical consolidated balance sheet of the Predecessor.
(D)
Represents the net adjustments required to the historical results of the Predecessor to reflect the Joint Venture Acquisition, where the Predecessor will acquire the 50% interest held by the Predecessor’s sole partner in the Joint Venture. After the acquisition, the Predecessor will own 100% of the Joint Venture. The Joint Venture Acquisition will be accounted for as asset acquisition under ASC 805. For the purposes of the unaudited pro forma consolidated balance sheet, the Joint Venture Acquisition was assumed to have occurred on December 31, 2022. The adjustment reflects a purchase price of $138.3 million, which equates to a net purchase price of $27.3 million, after adjusting for assumed debt of $85.7 million and net working capital of $2.1 million, to acquire the remaining 50% interest. This adjustment also reflects the following:

•	The consolidation and preliminary allocation of the Joint Venture purchase price at fair value (the final allocation could differ materially from the preliminary allocation):
○	Land of $62.0 million
○	Building and improvements of $56.6 million
○	Intangible lease assets, net of $19.7 million
○	Cash, cash equivalents and restricted cash of $2.6 million
○	Other assets of $0.7 million

FRONTVIEW REIT, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
○	Debt, net of $88.3 million
○	Accounts payable and accrued liabilities of $1.2 million
•	To fund the Joint Venture Acquisition, an increase of $27.3 million, in the outstanding borrowings under the Revolving Credit Facility
•	The disposal of one property in 2023 from the Joint Venture, assuming to have occurred on December 31, 2022
(E)
Represents the net adjustments required to the historical results of the Predecessor to reflect the completion of the REIT Contribution Transactions. In connection with the REIT Contribution Transactions, existing common and preferred unit holders will contribute their interests in the Predecessor’s private REIT or operating partnership, as the case may be, to the OP in exchange for OP Units.

Also represents the net adjustments required to the historical results of the Predecessor to reflect the completion of the Internalization. In connection with the Internalization, NARS and certain affiliates of NARS, including certain executive officers and directors will receive, as consideration,    OP Units, reflecting the purchase price of $38.8 million. The Internalization will be accounted for as an asset acquisition under ASC 805, and accordingly, the unaudited pro forma consolidated balance sheet reflects the Company’s best estimate of the cost of the acquisition allocated to the assets acquired and liabilities assumed. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.
The following pro forma adjustments are necessary to reflect Internalization as it occurred on December 31, 2022:
•	Reversal of capitalized acquisition fees payable to NARS and its affiliates.
•
Asset acquisition of an intangible asset attributable to the assembled work force of $1.2 million and a right-of-use lease asset and liability comprising of an operating lease of office space of $0.8 million and $0.8 million, respectively. The assets acquired are recognized at fair value on the acquisition date, which is assumed to be to the date of initial public offering.

(F)
Reflect the net proceeds from the sale of     shares of Common Stock in this offering, at the initial public offering price of $   per share, net of underwriting discounts and other estimated offering expenses payable by the Company. The net proceeds from this offering consist of the following:

Gross proceeds from the initial public offering	$
Less: Underwriting discounts	( )
Proceeds before offering expenses paid or payable by the Company
Estimated offering expenses paid or payable by the Company	( )
Net proceeds from the initial public offering	$
(G)	Reflects the following transactions related to the use of proceeds from this offering:
•	$ million to repay outstanding borrowings of $ million and $ million under the Revolving Credit Facility and the Term Loan Credit Facility, respectively.
Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations
The adjustments to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 are as follows:
(H)	Reflects the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2022.

FRONTVIEW REIT, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
(I)	Represents the net adjustments required to the historical results of the Predecessor to reflect the following:
For the 23 properties acquired by the Predecessor during the year ended December 31, 2022, the incremental adjustments to the historical consolidated statement of operations of the Predecessor, assume completion of the acquisitions had occurred on January 1, 2022 and reflect the following:
•
Rental revenue, which is based on contractually specified cash base rent for these properties in effect on the date of acquisition, recorded on a straight-line basis, inclusive of any amortization of related above and below-market lease intangibles.

•	Depreciation and amortization expense, which has been calculated on a straight-line basis based on the estimated useful lives of the real estate and intangible lease assets.
•
Property operating expenses, which are based on estimated costs accrued in 2022, information obtained during the Predecessor’s due diligence process when acquiring the properties, and the contractual terms within the respective leases.

For the two properties disposed by the Predecessor during the year ended December 31, 2022, the results of these properties have been eliminated as they will not have a continuing impact on the Company’s consolidated statement of operations.
(J)
During the period from January 1, 2023 to June 30, 2023, the Predecessor completed 16 property acquisitions with an aggregate purchase price, including transaction costs, of $48.9 million. The following reflects the impact of these completed property acquisitions, including the incremental adjustment to the Predecessor’s historical consolidated statement of operations, assuming completion of the acquisitions had occurred on January 1, 2022:

•
Rental revenue, which is based on contractually specified cash base rent for these properties in effect on the date of acquisition, recorded on a straight-line basis, inclusive of any amortization of related above and below-market lease intangibles.

•	Depreciation and amortization expense, which has been calculated on a straight-line basis based on the estimated useful lives of the real estate and intangible lease assets.
•
Property operating expenses, which are based on estimated costs accrued in 2023, information obtained during the Predecessor’s due diligence process when acquiring the properties, and the contractual terms within the respective leases. It should be noted that the adjustment to property operating expenses are based on current estimates and may not be indicative of the Company’s results of operations had it actually owned these properties from January 1, 2022.

•
No adjustment is made to reflect the interest expense on the Revolving Credit Facility to fund this Joint Venture Acquisition, as the net proceeds from this offering will be utilized to repay the outstanding borrowings.

For the one property disposed by the Predecessor during the period ended June 30, 2023 the results of this property have been eliminated as it will not have a continuing impact on the Company’s consolidated statement of operations.
(K)
Represents the net adjustments required to the historical results of the Predecessor to reflect the Joint Venture Acquisition, where the Predecessor will acquire the 50% interest held by the Predecessor’s sole partner in the Joint Venture. After the acquisition, the Predecessor will own 100% of the Joint Venture. For the purposes of the unaudited pro forma statement of operations, the Joint Venture Acquisition was assumed to have occurred on January 1, 2022 and reflects the following:

•	The consolidation of the Joint Venture:
○	Rental revenue of $9.7 million
○	Depreciation and amortization of $5.0 million

FRONTVIEW REIT, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Year Ended December 31, 2022
○	Property operating expense of $1.5 million
○	Interest expense of $3.4 million
○	Accretion of fair value increment of assumed indebtedness of $0.7 million
○	Income taxes of $0.08 million
○	Gain on Joint Venture Acquisition of $5.3 million
•	Acquisition of three properties by the Joint Venture that occurred after January 1, 2022
•
For the one property disposed by the Joint Venture during the period from January 1, 2023 to June 30, 2023, the results of this property have been eliminated as it will not have a continuing impact on the Company’s consolidated statement of operations

•
No adjustment is made to reflect the interest expense on the Revolving Credit Facility to fund this Joint Venture Acquisition, as the net proceeds from this offering will be utilized to repay the outstanding borrowings on the Revolving Credit Facility

(L)
Represents the adjustments required to the historical results of the Predecessor to reflect the costs incurred as a result of the Internalization. The total amount of consideration for the Internalization is $38.8 million, of which $37.6 million was determined to be an internalization cost of the management agreement between the Predecessor, NARS, and certain affiliates of NARS and as such will be expensed. For the purposes of the unaudited pro forma consolidated statement of operations, the internalization cost will be recognized at fair value and recorded as an expense at the time of the initial public offering. It should be noted that the unaudited pro forma consolidated statement of operations may not be indicative of the Company’s future results of operations because the Company expects to incur additional recurring general and administrative expenses as a result of becoming a public company, including, but not limited to, employee compensation and benefits, board of directors’ fees and expenses, directors’ and officers’ insurance, and incremental legal, audit, tax, consulting and other public reporting and compliance-related fees and expenses.

This adjustment also reflects the reversal of management fees paid to NARS and certain affiliates of NARS and the corresponding impact on depreciation and amortization for fees capitalized during the year in the historical financial statements of the Predecessor.
(M)
Represents the reversal of interest expense of $   million (including amortization of deferred financing fees) as a result of repayment of the Revolving Credit Facility and Term Loan Credit Facility with the proceeds of this offering as if the repayment occurred on January 1, 2022.

Report of Independent Registered Public Accounting Firm
To the Stockholder
FrontView REIT, Inc.:
Opinion on the Financial Statement
We have audited the accompanying balance sheet of FrontView REIT, Inc. (the Company) as of June 30, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2023.
Dallas, Texas
August 11, 2023

FRONTVIEW REIT, INC.

BALANCE SHEET
As of June 30, 2023
As of	June 30, 2023
ASSETS
Cash	$1,000
Total Assets	$1,000
STOCKHOLDER'S EQUITY
Common stock, par value $0.01 per share, 400,000,000 shares authorized and 100 shares issued and outstanding	$1
Additional paid in capital	999
Total Stockholder's Equity	$1,000
The accompanying notes are an integral part of the balance sheet.

FRONTVIEW REIT, INC.
NOTES TO BALANCE SHEET AS OF JUNE 30, 2023
1.	ORGANIZATION
FrontView REIT, Inc. (the “Company”) was formed on June 23, 2023 as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company has not had any corporate activity since its formation. The Company was organized to continue NADG NNN Property Fund LP’s (the “Predecessor”) business of investing in a portfolio of outparcel properties that are in prominent locations with frontage on high-traffic roads that are visible to consumers. The Company anticipates that its investments will be geographically diversified across the United States. The Company will be an internally-managed net-lease REIT.
The Company intends to conduct an initial public offering of shares of Class A common stock (the “IPO”). Before the completion of the IPO, the Company intends to establish its operating and capital structure including merging with the Predecessor, internalization of management, and acquisition of substantially all the properties held in the Predecessor’s Joint Venture accounted for under the equity method.
2.	CAPITALIZATION
As of June 23, 2023, the Company was authorized to issue up to 400,000,000 shares of Class A common stock, par value $0.01 per share, 50,000,000 shares of Class B common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value of $0.01 per share.
As of June 30, 2023, the Company has 100 shares of Class A common stock, 0 shares of Class B common stock and 0 shares of preferred stock.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States, (“GAAP”). Separate statements of income, changes in equity, and cash flows have not been presented in the financial statements because principal operations have not commenced.
Cash
Cash of the Company is held with a major financial institution and may exceed the federal insurable limits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.
Income Taxes
The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2023. Generally, the Company will not be subject to federal income taxes on amounts distributed to stockholders, providing it distributes 90% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. If the Company fails to maintain its qualification as a REIT in any taxable year, the Company will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could have a material adverse effect on its net income and net cash available for distribution to its members.
The Company has not yet filed its initial tax return.
4.	SUBSEQUENT EVENTS
The Company has evaluated all events and transactions that occurred after June 30, 2023 and noted there have been no events that have occurred that would require adjustment to disclosures in the balance sheet.

Report of Independent Registered Public Accounting Firm
To the Partners
NADG NNN Property Fund LP:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of NADG NNN Property Fund LP and subsidiaries (the Partnership) as of December 31, 2022, the related consolidated statements of operations, partners’ capital, and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedule III Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Partnership’s auditor since 2022.
Dallas, Texas
August 11, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of NADG NNN Property Fund LP
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of NADG NNN Property Fund LP and subsidiaries (the Partnership) as of December 31, 2021, the related consolidated statements of operations, partners’ capital, and cash flows for the year ended December 31, 2021, and the related notes and financial statement schedule III Real Estate Assets and Accumulated Depreciation for the year ended December 31, 2021 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Partnership as of December 31, 2021, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants
We served as the Partnership's auditor from 2016 to 2021.
Toronto, Canada
August 11, 2023

NADG NNN PROPERTY FUND LP

CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
As of December 31,	Note	2022	2021
ASSETS
Real estate held for investment, at cost
Land		$233,742,155	$199,774,704
Buildings and improvements		229,180,516	194,285,984
Total real estate held for investment, at cost		462,922,671	394,060,688
Less accumulated depreciation		(19,789,627)	(12,799,963)
Real estate held for investment, net	3	443,133,044	381,260,725
Assets held for sale		2,193,736	—
Investment in an unconsolidated entity	5	19,366,248	22,984,597
Cash, cash equivalents and restricted cash		41,076,985	31,873,953
Intangible lease assets, net	4	110,946,269	113,427,652
Other assets	10	10,073,709	10,270,610
Total assets		$626,789,991	$559,817,537

LIABILITIES, CONVERTIBLE NON-CONTROLLING PREFERRED INTERESTS AND PARTNERS’ CAPITAL

Liabilities
Debt, net	6	$281,307,210	$269,980,335
Intangible lease liabilities, net	4	17,619,298	18,061,613
Related party payable	6 (a)	288,631	268,802
Accounts payable and accrued liabilities	11 (a), (b)	11,888,059	8,644,045
Total liabilities		311,103,198	296,954,795

Contingencies (Note 12)

Convertible non-controlling preferred interests	9	98,385,559	42,848,955

Partners’ capital
Partners’ capital		217,301,234	220,013,787
Total liabilities, convertible non-controlling preferred interests and partners’ capital		$626,789,991	$559,817,537
The accompanying notes are an integral part of these consolidated financial statements.

NADG NNN PROPERTY FUND LP

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021
Years ended December 31,	Note	2022	2021
Revenues
Rental revenues	3	$39,862,784	$33,902,405

Operating expenses
Depreciation and amortization	3, 4	21,800,720	19,311,057
Property operating expenses		4,497,175	3,463,814
Property management fees	11 (b)	918,490	648,711
Asset management fees	7, 11 (b)	3,638,276	2,722,910
General and administrative expenses		1,183,745	1,195,858
Total operating expenses		32,038,406	27,342,350

Other expenses
Interest expense	6	12,463,982	9,375,959
Loss on sale of real estate	3	201,439	—
Income taxes		430,232	207,803
Total other expenses		13,095,653	9,583,762
Operating loss		(5,271,275)	(3,023,707)
Equity (loss) income from investment in an unconsolidated entity	5	(108,922)	134,216
Net loss		(5,380,197)	(2,889,491)
Less: Net loss attributable to convertible non-controlling
preferred interests	9	909,657	92,330
Net loss attributable to NADG NNN Property Fund LP		$(4,470,540)	$(2,797,161)
The accompanying notes are an integral part of these consolidated financial statements.

NADG NNN PROPERTY FUND LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
For the Years Ended December 31, 2022 and 2021
	U.S. Limited Partners (Note 1)	NADG NNN Property Fund (US) Limited Partnership (Note 1)	Preferred Units (Note 8)	Total Partners’ Capital
Partners’ capital, December 31, 2020	$72,520,339	$136,545,990	$125,000	$209,191,329
Contributions	20,722,400	11,221,000	—	31,943,400
Issue costs (Note 11 (a))	(621,672)	(336,630)	—	(958,302)
Accretion of preferred units	(5,787)	(9,838)	15,625	—
Accretion of non-controlling interests (Note 9)	(690,413)	(1,173,665)	—	(1,864,078)
Distributions	(5,197,416)	(8,835,330)	(15,625)	(14,048,371)
Distributions reinvested in Common Units	48,499	568,111	—	616,610
Redemption of Common Units	(616,000)	(1,453,640)	—	(2,069,640)
Net Loss	(1,036,006)	(1,761,155)	—	(2,797,161)
Partners’ capital, December 31, 2021	85,123,944	134,764,843	125,000	220,013,787
Contributions	26,537,400	1,330,400	—	27,867,800
Issue costs (Note 11 (a))	(796,122)	(39,912)	—	(836,034)
Accretion of preferred units	(6,497)	(9,128)	15,625	—
Accretion of non-controlling interests (Note 9)	(2,501,219)	(3,514,245)	—	(6,015,464)
Distributions	(6,842,470)	(9,613,756)	(15,625)	(16,471,851)
Distributions reinvested in Common Units	78,928	714,608	—	793,536
Redemption of Common Units	(1,612,000)	(1,968,000)	—	(3,580,000)
Net Loss	(1,858,843)	(2,611,697)	—	(4,470,540)
Partners’ capital, December 31, 2022	$98,123,121	$119,053,113	$125,000	$217,301,234
The accompanying notes are an integral part of these consolidated financial statements.

NADG NNN PROPERTY FUND LP

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
Years ended December 31,	Note	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss		$(5,380,197)	$(2,889,491)

Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3, 4	21,800,720	19,311,057
Amortization of above/below market leases	4	551,558	(2,738,964)
Amortization of deferred financing transaction costs	6	2,291,549	1,794,345
Non-cash rental revenue adjustments		(1,164,751)	(1,014,608)
Loss on sale of real estate	3	201,439	—
Equity loss (income) from investment in an unconsolidated entity	5	108,922	(134,216)
Distributions of equity earnings received from investment in an unconsolidated entity	5	2,490,000	2,000,000

Changes in operating assets and liabilities:
Other assets	10	1,083,863	(3,720,333)
Accounts payable and accrued liabilities		1,099,801	4,166,570
Related party payable		19,829	17,132
Net cash provided by operating activities		23,102,733	16,791,492

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of real estate held for investment	3	(85,215,704)	(149,666,782)
Additions to building improvements		—	(60,000)
Net proceeds from sale of real estate held for investment	3	1,997,648	—
Proceeds from appropriation of excess land	3	—	40,500
Distributions received from investment in an unconsolidated entity	5	1,019,427	501,618
Net cash used in investing activities		(82,198,629)	(149,184,664)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		27,867,800	31,943,400
Redemption of Common Units		(3,104,400)	(1,463,640)
Issue costs	11 (a)	(838,034)	(956,302)
Proceeds from debt, net	6	10,000,000	85,000,000
Repayment of debt, net	6	(964,674)	(964,675)
Financing transaction costs	6	—	(2,801,969)
Cash distributions		(15,678,315)	(13,431,761)
Cash distributions to non-controlling convertible preferred interests	9	(2,853,955)	(142,214)
Contributions from non-controlling convertible preferred interests	9	53,870,506	41,563,486
Net cash provided by financing activities		68,298,928	138,746,325
Net increase in cash, cash equivalents and restricted cash during the year		9,203,032	6,353,153
Cash, cash equivalents and restricted cash, beginning of year		31,873,953	25,520,800
Cash, cash equivalents and restricted cash, end of year		$41,076,985	$31,873,953
The accompanying notes are an integral part of these consolidated financial statements.

Years ended December 31,	Note	2022	2021

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest		$9,633,498	$7,200,667
Non-cash disclosures of non-cash investing and financing activities:
Deferred rent receivables off against the loss on sale of real estate		277,789	—
Accrued real estate development and improvement costs		392,000	—
Accrued deferred leasing fees		685,301	—
Redemptions payable at year end		1,081,600	606,000
Issue costs payable at year end		—	2,000
Distributions payable to non-controlling interests		929,819	344,065
Distributions reinvested in Common Units		793,536	616,610
The accompanying notes are an integral part of these consolidated financial statements.

NADG NNN PROPERTY FUND LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
1.	BUSINESS OPERATIONS
The NADG NNN Property Fund LP (the “Partnership”) was formed on January 6, 2016 (the “Inception Date”), to provide investors with the opportunity to invest in a portfolio of high quality, primarily single tenant net leased properties located in the United States (“U.S.”).
NADG NNN Operating LP (the “Operating LP”) is the entity through which the Partnership conducts its business and owns (either directly or through subsidiaries) all of the Partnership’s properties. The Partnership has a 75.14% interest in the Operating LP as of December 31, 2022 (see Note 2(a)).
The general partner of the Partnership is NADG NNN Property Fund GP, LLLP (the “General Partner”). The limited partners of the Partnership are U.S. investors (collectively, the “U.S. LP”) who invest directly in the Partnership and NADG NNN Property Fund (Canadian) Limited Partnership (the “CDN LP”), a Canadian partnership set up to admit Canadian investors, which invests in the Partnership through its wholly-owned subsidiary, NADG NNN Property Fund (US) Limited Partnership.
NADG (US), LLLP is the sponsor of the Partnership (the “Sponsor”). The General Partner undertook to ensure that the Sponsor or its affiliates would subscribe for common units in the Partnership (“Common Units”) representing at least 10% of the total committed capital up to a maximum of $5 million. As of December 31, 2016, an affiliate of the Sponsor had subscribed for and been issued 500 Common Units, on the same terms as other limited partners, and had contributed $5 million to the Partnership representing its full commitment to the Partnership. A director of such affiliate of the Sponsor is also a director of the Sponsor and the General Partner.
Excess available cash (as determined by the General Partner) from net sales proceeds, net financing and refinancing proceeds, net rental income and all other revenues of the Partnership, will be distributed in accordance with the provisions and priorities set out in the limited partnership agreements, including any distributable cash payable to the General Partner.
2.	ACCOUNTING POLICIES FOR FINANCIAL STATEMENTS
These consolidated financial statements and schedule III – real estate assets and accumulated depreciation have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). All amounts expressed in these consolidated financial statements are in U.S. currency.
a)	Principles of consolidation
The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Partnership and its consolidated subsidiaries. All intercompany amounts have been eliminated.
The Partnership has concluded that the Operating LP is a variable interest entity (“VIE”) under Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codifications (“ASC”) 810 “Consolidation” (“ASC 810”). The Partnership was deemed to be the primary beneficiary of the Operating LP as substantially all activities of the Operating LP are conducted of behalf of the Partnership. The Partnership consolidates its interest in the Operating LP. The portion of the Operating LP not owned by the Partnership is presented as convertible non-controlling preferred interests as of December 31, 2022 and 2021.
b)	Investment in an unconsolidated entity
The Partnership has a 50% ownership interest in NADG NNN 50/50 LP (the “Joint Venture”). The Partnership has evaluated the investment in the Joint Venture under ASC 810 and concluded that the Joint Venture is a VIE, however, the Partnership is not the primary beneficiary. The Partnership accounts for its non-controlling partnership interest in an unconsolidated joint venture using the equity method of accounting, as the Partnership exercises significant influence, but does not control this entity. Under the equity method of accounting, the net equity investment of the Partnership is reflected in the accompanying consolidated balance sheets and the Partnership’s share of net income or loss from this joint venture is included in the accompanying consolidated statements of operations.

The Partnership classifies distributions received from its investment in an unconsolidated entity based on the “nature of distribution method”. Under this approach, distributions are classified on the accompanying consolidated statements of cash flows as either cash flows from operating activities or cash flows from investing activities depending on the nature of activities that generated the distribution.
On a periodic basis, management assesses whether there are any indicators that the value of the Partnership’s investment in an unconsolidated joint venture may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other- than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. The estimated fair value of the investment is determined using a discounted cash flow model which is a Level III valuation under the ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Management of the Partnership considers a number of assumptions that are subject to economic and market uncertainties including, among others: demand for space; competition for tenants; changes in market rental rates; operating costs; capitalization rates; holding periods; and, discount rates. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the values estimated by management in its impairment analyses may not be realized. No impairment loss with respect to the carrying value of the investment in an unconsolidated entity has been recorded for the years ended December 31, 2022 and 2021.
c)	Real estate held for investment
Real estate held for investment is stated at cost, less accumulated depreciation. Upon acquisition of real estate held for investment considered to be an asset acquisition, the purchase price and related acquisition costs (collectively, “the purchase price”) is capitalized as part of the cost basis. The purchase price is allocated between land, buildings and improvements, site improvements, and identifiable intangible assets and liabilities such as amounts related to in-place leases acquired, above- and below-market leases, based upon their relative fair values. The allocation of the purchase price requires judgment and significant estimates. The fair values of the land and building assets are determined on an as-if-vacant basis.
Above- and below-market leases are based upon a comparison between existing leases upon acquisition and current market rents for similar real estate. The fair value of above- and below-market leases is equal to the aggregate present value of the spread between the contract and the market rate of each of the in-place leases over their remaining term. The values of the above- and below-market leases are amortized to rental revenues over the remaining term of the related leases.
The fair values of in-place leases are determined based on the estimates of carrying costs during the expected lease-up periods and costs that would be incurred to put the existing leases in place under the same market terms and conditions.
In the event a tenant terminates its lease, the unamortized portion of the related intangible values is written off immediately.
Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the asset:
Asset	Estimated useful lives
Buildings and improvements	39 years
Site improvements	10 years
Tenant improvements	Shorter of the lease term or useful life
Acquired in-place leases or deferred leasing fees	Remaining lease term
Above- and below market leases	Remaining lease term
Repairs and maintenance are charged to operations as incurred; major renewals and betterments that extend the useful life or improve the operating capacity of the asset are capitalized.

d)	Assets held for sale
The Partnership classifies assets held for sale when all of the following criteria are met: (1) management commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary for sale of real estate properties; (3) an active program to locate a buyer and conduct other actions required to complete the sale has been initiated; (4) the sale of the property is probably in occurrence and is expected to qualify as a completed sale; (5) the property is actively marketed for sale at a price that is reasonable in relation to its fair value; and (6) actions required to complete the sale indicate that it is unlikely that any significant changes will be made or that the plan to sell will be withdrawn.
For properties classified as held for sale, the Partnership suspends depreciation and amortization of the real estate properties, including the related intangible lease assets and liabilities, as well as straight-line revenue recognition of the associated lease. Properties held for sale are carried as the lower of cost or fair value, less estimated selling costs. As of December 31, 2022 and 2021, there was one and zero, respectively, property classified as held for sale. The Partnership has not reclassified results of operations for properties disposed of or classified as held for sale as discontinued operations as these events are a normal part of the Partnership’s operations and do not represent strategic shifts in the Partnership’s operations.
e)	Revenue recognition and accounts receivable
Leases with tenants are accounted for as operating leases. Minimum rents are recognized on a straight-line basis over the term of the respective leases and reasonably certain renewal periods. The difference between rental revenue recognized and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and included as a component of other assets in the consolidated balance sheets.
Variable rental amounts include rent increases that are based on changes in the Consumer Price Index (“CPI”), percentage rent or lease terminations. Variable rental amounts are not recognized until the specific events that trigger the variable payments have occurred.
The Partnership evaluates the collectability of its accounts receivable related to base rents and expense reimbursements. The Partnership analyzes accounts receivable, individual tenant credit worthiness and current economic conditions and trends when evaluating the adequacy of the allowance for doubtful accounts. Management has evaluated the collectability of accounts receivable and determined that an allowance for doubtful accounts of $NIL and $119,388 is required as of December 31, 2022 and 2021, respectively.
f)	Cash, cash equivalents and restricted cash
Cash and cash equivalents comprise amounts held in operating bank and money market accounts.
Restricted cash includes cash proceeds from sale of assets included in the asset backed securitization in anticipation of replacement properties and a maintenance reserve required as part of the asset backed securitization. The Partnership had $5,787,289 and $3,588,804 of restricted cash as of December 31, 2022 and 2021, respectively.
g)	Financing transaction costs
Financing transaction costs incurred in connection with obtaining debt are deferred and amortized over the term of the related debt. The amortization of financing transaction costs is charged to interest expense on the accompanying consolidated statements of operations, and the unamortized balance of deferred financing transaction costs is shown as a reduction of debt on the accompanying consolidated balance sheets.
h)	Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The net recoverable amount represents the undiscounted estimated future cash flow expected to be earned from the long-lived asset. In the case of real estate, the undiscounted estimated future cash flows are based on expected cash flows from the use and eventual disposition of the property. The review of anticipated cash flows involves subjective assumptions of estimated occupancy, rental rates and residual value. No impairment loss with respect to the carrying value of real estate has been recorded for the years ended December 31, 2022 and 2021.

All investments in real estate are subject to elements of risk and are affected by, but not limited to, the general prevailing economic conditions, local real estate markets, supply and demand for leased premises, competition and governmental laws and other requirements.
i)	Concentration of credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Partnership is not exposed to significant credit risk as the Partnership maintains a number of diverse tenants which mitigates the credit risk.
j)	Use of estimates
The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of real estate and related intangible assets and liabilities upon acquisition, including the assessment of impairments, as well as depreciable lives, and the collectability of trade receivables. On an on-going basis, the management of the Partnership reviews its estimates and assumptions. These estimates are based on historical experience and various other assumptions that the management of the Partnership believes to be reasonable under the circumstances. Actual results could differ from those estimates.
k)	Income taxes
The Partnership has elected to be treated as a real estate investment trust (“REIT”) under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and expects to continue to qualify as a REIT. To qualify as a REIT, the Partnership is subject to various requirements including that it must distribute at least 90% of its taxable income to its shareholders as dividends. As a REIT, the Partnership will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% non-deductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed taxable income from prior years. The Partnership intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Partnership will operate in a manner so as to qualify as a REIT. If the Partnership fails to meet these requirements, it could be subject to federal income tax on all of the Partnership’s taxable income at regular corporate rates for that year. The Partnership would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Partnership will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Partnership is entitled to relief under specific statutory provisions. As of December 31, 2022, the Partnership believes it is in compliance with all applicable REIT requirements.
For the years ended December 31, 2022 and 2021, the Partnership has distributed 100% of its taxable income and, therefore, is not required to pay any federal income tax in its own right.
The Partnership is subject to state and local income or franchise taxes in certain jurisdictions in which some of its properties are located and records these within income taxes in the accompanying consolidated statements of operations.
Taxable income from certain non-REIT activities is managed through a taxable REIT subsidiary (“TRS”) and is subject to applicable federal, state, and local income and margin taxes. The Partnership had no taxes associated with its TRS for the years ended December 31, 2022 and 2021.
The Partnership is required to file income tax returns with federal and state taxing authorities. As of December 31, 2022, the Partnership’s U.S. federal and state income tax returns remain subject to examination by the respective taxing authorities for 2019 through 2021 tax years.

l)	Fair Value Measurement
ASC 820 defines fair values as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. In instances, where the determination of the fair value measurement is based on inputs from more than one level of the fair value hierarchy, the entire fair value measurement is classified based on the lowest-level input.
The hierarchy is measured in three levels based on the reliability of inputs:
Level 1 – Quoted prices that are available in active markets for identical assets or liabilities.
Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
The following table summarizes the fair value of the Partnership’s aggregate debt:
As at December 31,	2022	2021
Carrying amount	$285,040,901	$276,005,575
Fair value (Level 2)	276,263,336	281,333,702
The fair value of the Partnership’s debt was estimated using recent secondary markets, recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current LIBOR and discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect the Partnership’s judgement as to the approximate current lending rates for loans with similar maturities and assumes that the debt is outstanding through maturity.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Partnership has financial instruments which include cash and cash equivalents, restricted cash, other assets, related party payable, accounts payable and accrued liabilities, which are carried at amortized cost and approximate their fair value unless otherwise noted.
m)	Segment Reporting
The Partnership currently operates in a single reportable segment, which includes the acquisition, leasing and ownership of net leased properties. Management assesses, measures, and reviews the operating and financial results at the consolidated level for the entire portfolio, and therefore, each property or property type is not considered an individual operating segment. The Partnership does not evaluate the results of operations based on geography, size, or property type.
n)	Subsequent events
The Partnership evaluates subsequent events for disclosure in these consolidated financial statements through the date of the independent auditors’ report which is the date these consolidated financial statements were available to be issued.
o)	Recently adopted accounting pronouncements
In February 2016, the FASB issued Accounting Standards Update 2016-02, “Topic 842, Leases” (“ASU 2016-02”), which replaced “Topic 840, Leases”. Under this amended topic, the accounting applied by a lessor is largely unchanged from that applied under “Topic 840, Leases”. ASU 2016-02 provides practical expedients permitted under the transition guide which included: (1) an entity need not reassess whether any expired or existing contracts are or contain leases, (2) an entity need not reassess the lease classification for any expired or existing leases, and (3) an entity need not reassess initial direct costs for any existing leases, and the land easement practical expedient to carry forward existing accounting treatment on existing land easements.
In July 2018, the FASB issued ASU 2018-11, “Leases – Targeted Improvements” (“ASU 2018-11”), which provided entities with relief from the cost of implementing certain aspects of ASU 2016-02. ASU 2018-11 provides a practical expedient that allows lessors to not separate lease and non-lease components in a contract and allocate the consideration in the contract to the separate components if both (1) the timing and pattern of revenue recognition for the non-lease component and the related lease component are the same and (2) the combined single lease component would be classified as an operating lease.
All of the Partnership’s leases remain classified as operating leases, and the Partnership continue to recognize lease income on a straight-line basis over the lease term. The Partnership elected the practical expedient to account for lease and non-lease components as a single component in lease contracts where the Partnership is the lessor. The Partnership implemented the provisions of ASU 2016-02 and ASU 2018-11, collectively Topic 842 “Leases” (“ASC 842”), effective as of January 1, 2022, retrospectively.
As a result of the adoption of this standard, property taxes and insurance paid directly by the lessee to a third party will, effective January 1, 2021, be presented on a net basis. The Partnership presents leases in the accompanying consolidated statements of operations and began presenting all rentals and reimbursements from tenants as a single line item within rental revenues. These presentation changes had no impact on the results of operations. As a result, there was no cumulative effect adjustment to opening equity.
p)	Recent accounting pronouncements
In March 2020, the FASB issued an Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides temporary, optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Further, in January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) – Scope”, to clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of the reference rate reform. On December 31, 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848) – Deferral of the Sunset Date of Topic 848”, which extends the sunset (or expiration) date of Topic 848 from December 31, 2022 to December 31, 2024. The Partnership has not modified any contracts as of December 31, 2022; however, management will evaluate any debt, derivative and lease contracts that are modified in the future to ensure they are eligible for modification relief and apply the practice expedients as needed.
3.	REAL ESTATE HELD FOR INVESTMENT AND LEASE ARRANGEMENTS
The Partnership acquires, owns, and manages net-leased outparcel properties. The leases are generally net leases, where the tenants are responsible for the payment of real estate taxes, insurance premiums and maintenance costs related to the leased property. The leases have been classified as operating leases and generally provide for limited increases in rent as a result of fixed increases, increases in CPI, or increases in tenant’s sales volume.
As of December 31, 2022 and 2021, the Partnership has 100% ownership interests in 204 and 183 real estate properties, respectively. The average remaining lease term for real estate properties owned by the Partnership as of December 31, 2022 and 2021 is approximately 7.8 and 8.0 years, respectively.
During the year ended December 31, 2022, the Partnership acquired 100% ownership interests in 23 properties for an aggregate purchase price of $85,215,704, including acquisition costs totaling $1,597,435. All properties acquired during the year ended December 31, 2022, were leased at acquisition with an average remaining lease term of approximately 7.0 years.
During the year ended December 31, 2021, the Partnership acquired 100% ownership interests in 52 properties for an aggregate purchase price of $149,666,782, including acquisition costs totally $2,575,003. All properties acquired during the year ended December 31, 2021, were leased at acquisitions with an average remaining lease term of approximately 10.0 years.

The acquisitions were all accounted for as asset acquisitions. The Partnership allocated the purchase price of these properties to the fair values of the assets and liabilities assumed, which is summarized in the following table:
For the year ended December 31,	2022	2021
Land	$37,226,581	$45,333,687
Buildings and site improvements	35,485,649	71,081,195
Intangible assets:
Above-market leases	887,895	10,550,559
In-place leases	14,710,326	27,191,713
	$88,310,451	$154,157,154
Below-market leases intangible liabilities	(3,094,747)	(4,490,372)
Purchase price (including acquisition costs)	$85,215,704	$149,666,782
On August 10, 2022, the Partnership sold two real estate properties for $2,200,000. The Partnership received net proceeds of $1,997,648 after paying closing costs of $202,352 and recorded a loss on sale of $201,439. The aggregate cost and associated accumulated depreciation and amortization of the properties sold, at the date of sale, were $2,428,009 and $506,711, respectively. An amount of $277,789 representing the deferred rent receivable related to the properties sold was written off and included in the loss on sale.
The depreciation expense on real estate held for investment was as follows:
Years ended December 31,	2022	2021
Depreciation	$7,113,854	$4,908,413
The following table summarizes amounts reported as rental revenues on the accompanying consolidated statements of operations:
Years ended December 31,	2022	2021
Revenues:
Contractual rental amounts billed	$39,026,698	$29,938,275
Adjustment to recognize contractual rental amounts on a straight-line basis	1,307,117	1,199,918
Variable rental amounts earned	47,154	1,438
Above/below market lease amortization, net	(551,558)	2,738,964
Other income	33,373	23,810
Total rental revenues	$39,862,784	$33,902,405
Total estimated future minimum rents to be received under non-cancelable tenant leases in effect as of December 31, 2022, are as follows:
2023	$37,500,412
2024	36,573,161
2025	34,210,104
2026	32,490,505
2027	29,316,814
Thereafter	149,313,837
$319,404,833
Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future lease payments due during the initial lease terms. Such amounts exclude any potential variable rent increases that are based on changes in the CPI or future variable rents which may be received under the leases based on a percentage of the tenant’s gross sales.

4.	INTANGIBLE ASSETS AND LIABILITIES
The following is a summary of intangible lease assets and liabilities and related accumulated amortization:
As at December 31, 2022	Cost	Accumulated Amortization	Net Book Value
Intangible lease assets:
In-place leases	$118,502,637	$34,127,807	$84,374,830
Above-market leases	38,788,046	12,892,596	25,895,450
Leasing fees	692,855	16,866	675,989
Total intangible lease assets	$157,983,538	$47,037,269	$110,946,269
Intangible lease liabilities
Below-market leases	$23,589,338	$5,970,040	$17,619,298
Total intangible lease liabilities	$23,589,338	$5,970,040	$17,619,298
As at December 31, 2021	Cost	Accumulated Amortization	Net Book Value
Intangible lease assets:
In-place leases	$114,883,126	$30,551,647	$84,331,479
Above-market leases	38,148,437	9,052,264	29,096,173
Total intangible lease assets	$153,031,563	$39,603,911	$113,427,652
Intangible lease liabilities
Below-market leases	$30,303,824	$12,242,211	$18,061,613
Total intangible lease liabilities	$30,303,824	$12,242,211	$18,061,613
The amortization of intangibles lease assets and liabilities was as follows:
		Year ended December 31,
Intangible	Financial Statement Presentation	2022	2021
In-place leases and leasing fees	Depreciation and amortization	$14,686,866	$14,402,644
Above-market and below-market leases	Rental revenues, net	551,558	(2,738,964)
The remaining weighted average amortization period for the Partnership’s intangibles assets and liabilities as of December 31, 2022 and 2021 by category are as follows:
Years remaining as at December 31,	2022	2021
In-place leases	9.6	10.0
Above-market leases	8.8	9.5
Below-market leases	10.0	10.1
The estimated future amortization expense for intangible lease assets, net of intangible lease liabilities, are as follows:
2023	$15,195,006
2024	14,405,102
2025	12,510,925
2026	11,178,076
2027	8,707,117
Thereafter	31,330,745
$93,326,971

5.	INVESTMENT IN AN UNCONSOLIDATED ENTITY
Unconsolidated Entity	Ownership Percentage	December 31, 2021	Distributions	Equity loss	December 31, 2022
NADG NNN 50/50 LP	50%	$22,984,597	$(3,509,427)	$(108,922)	$19,366,248
Unconsolidated Entity	Ownership Percentage	December 31, 2020	Distributions	Equity income	December 31, 2021
NADG NNN 50/50 LP	50%	$25,351,999	$(2,501,618)	$134,216	$22,984,597
The Partnership has a 50% ownership interest in the Joint Venture. The remaining 50% interest in the Joint Venture is owned by another investment fund (the “JV Partner”) managed by affiliates of the General Partner. The Joint Venture was established to allow the Partnership and its JV Partner to co-invest in properties that meet the investment criteria of both parties to the extent that the Joint Venture has funds available under the ABS Notes (see Note 6 (a)).
The table below presents summarized financial information of the Joint Venture and its wholly-owned subsidiaries, which comprise the limited partnerships that own the properties noted above, on a consolidated basis. These numbers are at 100% reflecting the ownership interests of the Partnership and the JV Partner.
As at December 31,	Note	2022	2021
ASSETS
Real estate held for investment, at cost
Land		$54,013,475	$48,663,974
Buildings and improvements		57,158,990	50,107,500
Total real estate held for investment, at cost		111,172,465	98,771,474
Less accumulated depreciation		(7,481,158)	(5,602,496)
Real estate held for investment, net		$103,691,307	$93,168,978
Cash, cash equivalents and restricted cash		2,539,413	2,679,935
Intangible lease assets, net		19,022,791	20,262,279
Other assets		2,637,676	2,659,089
		$127,891,187	$118,770,281
LIABILITIES AND PARTNERS’ CAPITAL
Liabilities
Debt, net		$85,658,250	$68,975,644
Intangible lease liabilities, net		2,110,040	2,698,373
Accounts payable and accrued liabilities		1,216,566	971,470
		88,984,856	72,645,487
Capital
Partners’ capital		38,906,331	46,124,794
		$127,891,187	$118,770,281

For the years ended December 31,	2022	2021
Revenue:
Rental revenues	$9,742,980	$8,842,017
Interest income	23,177	4,667
Total revenue	9,766,157	8,846,684
Expenses:
Depreciation and amortization	4,770,154	4,059,160
Operating and administrative expenses	1,815,099	1,683,384
Interest expense	3,398,748	2,835,709
Total expenses	9,984,001	8,578,253
Net (loss) income	$(217,844)	$268,431
Equity (loss) income attributable to the Partnership	$(108,922)	$134,216
The Joint Venture pays fees to an entity affiliated with the General Partner and the Sponsor of the Partnership for property management services. For the years ended December 31, 2022 and 2021, such fees amounted to $261,596 and $207,241, respectively, in the aggregate, of which the Partnership’s share was $130,798 and $103,621, respectively. These fees are recorded as part of the operating and administrative expenses shown in the table above.
6.	DEBT, NET
	As at December 31, 2022
	Note	Maturity	Interest Rate
Asset Backed Securities	(a)	28-Dec-2024	3.37%	$190,040,901
CIBC Bank USA	(b)	8-Mar-2024	LIBOR + 2.25%*	95,000,000
Unamortized financing transaction cost				(3,733,691)
				$281,307,210
*	The approximate one-month LIBOR rate at December 31, 2022 was 4.401%
	As at December 31, 2021
	Note	Maturity	Interest Rate
Asset Backed Securities	(a)	28-Dec-2024	3.37%	$191,005,575
CIBC Bank USA	(b)	8-Mar-2024	LIBOR + 2.25%*	85,000,000
Unamortized financing transaction cost				(6,025,240)
				$269,980,335
*	The approximate one-month LIBOR rate at December 31, 2021 was 0.104%
As of December 31, 2022 and 2021, the weighted average interest rate was 4.40% and 3.10%, respectively.
The aggregate principal repayment of the Partnership’s debt, excluding the unamortized financing transaction costs of $3,733,691, due in each of the years under the remaining term, are as follows:
2023	$964,656
2024	284,076,245
$285,040,901

(a)	Asset Backed Securities (“ABS Notes”)
On December 9, 2019, the Partnership and the Joint Venture issued 3.368% Series 2019-1, Class A (rated by Standard & Poors and Kroll Bond Rating Agency) Net-Lease Mortgage Notes (the “ABS Notes”) for gross proceeds of $192,934,924 and $71,065,076, respectively, pursuant to the Master Indenture Agreement, among the 95 and 40 properties directly or indirectly owned, as of that date, by the Partnership and Joint Venture, respectively (collectively, the “Issuers”), and the Indenture Trustee. The ABS Notes are secured by 95 properties directly owned by the Partnership having a carrying value of $227,066,767, the Partnership’s pro rata interest in 40 properties directly owned by the Joint Venture having a carrying value of $42,447,532, an assignment of leases and rents and are guaranteed by the Partnership in the aggregate. The anticipated repayment date for the ABS Notes is December 2024 even though the stated maturity date is December 2049 because the remaining outstanding principal balance becomes due and payable and additional interest begins to accrue on the ABS Notes if not paid in full by December 2024. Payments of interest and scheduled payments of principal of $110,000 on the ABS Notes are payable to the holders of the ABS Notes on the 28th day of each month beginning in January 2020. The ABS Notes can be prepaid in whole, or in part, by the Issuers on any day at a price equal to: (1) the outstanding principal amount of the ABS Notes to be prepaid; (2) all accrued and unpaid interest owing as of that date; and, (3) all amounts related to such ABS Notes that are outstanding to the Indenture Trustee and the other parties to the transaction documents as of that date. Each of the Partnership and the Joint Venture maintain a segregated trust account established by the Indenture Trustee to reserve $1,050,000 required to be paid for maintenance and repair obligations under certain net leases, of which $767,355 and $282,645 are allocated to the Partnership and the Joint Venture, respectively.
For the years ended December 31, 2022 and 2021, amortization of financing transaction costs recorded by the Partnership and the Joint Venture were $1,256,124 and $460,435, respectively, each year.
In accordance with the Master Indenture Agreement, the Issuers in aggregate are required to maintain a monthly debt service coverage ratio of at least 1.25x. As of December 31, 2022, the Issuers were in compliance with this requirement.
In accordance with the private placement memorandum associated with the ABS Notes, all receipts of cash are held in trust by the Partnership for the Issuers and the Indenture Trustee to satisfy the conditions of the ABS Notes. On a monthly basis, the cash receipts pertaining to any Issuers are deposited to the bank account held by the Partnership and then the total cash receipts as of the 20th of every month are swept into a payment account controlled by the Indenture Trustee. The excess cash from each monthly payment after debt service costs is transferred back to the Partnership’s operating account and then further allocated between the Partnership’s share and the Joint Venture’s share. As of December 31, 2022 and 2021, the Partnership had a payable to the Joint Venture of $288,631 and $268,802, respectively relating to cash receipts from the properties included in the ABS Notes.
(b)	CIBC Bank USA Credit Facility
On March 8, 2021, the Partnership entered into a credit facility agreement with CIBC Bank USA, which provides for a secured revolving line of credit of $65 million (the “Revolving Credit Facility”). The Revolving Credit Facility has a three-year term expiring on March 8, 2024, with two one-year extensions and bears interest at a rate equal to LIBOR subject to a floor of 0.25% plus 2.25%. Interest only payments are due until maturity. The Revolving Credit Facility is also subject to an unused commitment fee equal to (1) 0.25% of the unused loan amount if utilization is less than 50% of the Revolving Credit Facility or (2) 0.15% of the unused loan amount if the utilization is greater than or equal to 50% of the Revolving Credit Facility. The unused commitment fee is payable quarterly in arrears on the first day of each calendar quarter and is included in interest expense on the accompanying consolidated statements of operations.
On July 31, 2021, the Revolving Credit Facility was amended to increase the maximum commitment under the revolving line of credit to $202.5 million. In addition, Montgomery Bank, OceanFirst Bank N.A., Hancock Whitney Bank, Bank of Blue Valley, South State Bank N.A. and Woodforest National Bank were added as additional lenders under the Revolving Credit Facility.

The Revolving Credit Facility is secured by certain of the Partnership’s properties having a carrying value of $190,613,045, and an assignment of rents and leases. The Partnership is required to maintain minimum liquidity reserves of no less than the greater of: (1) $4 million and (2) an amount equal to 4% of the principal amount outstanding under the Revolving Credit Facility, but up to a maximum of $8 million pursuant to the terms of its guarantee.
During the year ended December 31, 2021, the Partnership incurred financing transaction costs of $2,801,969 in connection with the Revolving Credit Facility, which will be amortized over the term of the Revolving Credit Facility. For the years ended December 31, 2022 and 2021, the Partnership recorded amortization of financing transaction costs of $1,035,425 and $538,221, respectively relating to the Revolving Credit Facility.
7.	PARTNERS’ CAPITAL
The Partnership had its initial closing on March 30, 2016, and as of December 31, 2022, investors had subscribed for 14,399.65 Common Units at $10,000 per unit and 15,146.05 Common Units at $10,400 (following the adjustment to the net asset value (“NAV”) of a Common Unit, noted below) for a total committed capital of $301,458,164. As of December 31, 2022, all Common Units subscribed for had been issued. The Partnership is authorized to issue an unlimited number of Common Units. Pursuant to the limited partnership agreement of the Partnership, limited partners holding Common Units (the “Common Limited Partners”) may elect to reinvest any cash distributions that they would otherwise receive from the Partnership in additional Common Units.
Limited Partners	Ownership Percentage	Committed Capital (Common Units Subscribed)	Contributed Capital (Common Units Issued)
U.S. LP	43.92%	$132,410,939	$132,410,939
CDN LP	56.08%	169,047,225	169,047,225
	100.00%	$301,458,164	$301,458,164
Common Limited Partners have the right to redeem their Common Units as at the end of any fiscal quarter of the Partnership for a redemption price equal to the NAV of each Common Unit issued (the “Redemption Price”), subject to the provisions of the limited partnership agreement. The Partnership’s valuation committee, comprising three members, two of whom are independent of the Sponsor and the General Partner (the “Valuation Committee”), was established in December 2017, to determine, pursuant to the terms of the limited partnership agreement and at least on a semi-annual basis, the Partnership’s NAV, commencing no later than January 6, 2018, the second anniversary of the Inception Date. As of July 6, 2018, the Valuation Committee adjusted the Partnership’s NAV from $10,000 to $10,400 for each Common Unit issued. At subsequent valuation dates, the most recent being July 6, 2022, the Valuation Committee determined that the NAV of each Common Unit had remained unchanged at $10,400 for each Common Unit.
Requests to redeem Common Units must be provided not less than 30 days prior to the last business day of a fiscal quarter. The Redemption Price will be reduced by 5% for any Common Limited Partner who redeems their Common Units prior to the first anniversary of the date they acquired their Common Units. During the years ended December 31, 2022 and 2021, the Partnership received requests from Common Limited Partners for the redemption of 344.23 and 199.01 Common Units, respectively, having an aggregate redemption value of $3,580,000 and $2,069,640, respectively. The redemption requests were processed in accordance with the terms of the limited partnership agreement. As of December 31, 2022 and 2021, the Partnership had a payable in respect of redemption requests received during 2022 and 2021 but not yet paid of $1,081,600 and $606,000, respectively, which are included in “Accounts payable and accrued liabilities” on the accompanying consolidated balance sheets. The outstanding redemptions as of December 31, 2022 were paid to the Common Limited Partners on January 25, 2023. (See Note 13 (b)).
The Partnership is required to pay an annual asset management fee to the General Partner or any affiliate designated by the General Partner. The asset management fee is payable quarterly in arrears and is equal to 1% of the average NAV of the Partnership, based on the Partnership’s NAV at the end of each fiscal quarter as determined by the Valuation Committee.

8.	PREFERRED UNITS
In January 2017, the Partnership issued 125 preferred units of $1,000 each and received contributions in the aggregate amount of $125,000. The Partnership has elected to be treated as a REIT under the Code and issued these preferred units to meet one of the requirements in order to qualify as a REIT. Each holder of the outstanding preferred units is entitled to receive cumulative distributions of 12.5% per annum. The preferred units have no percentage interests or voting rights in the Partnership. The preferred units are redeemable at the option of the Partnership for cash at a redemption price equal to $1,000 per unit plus any accrued and unpaid distributions up to and including the date fixed for redemption.
9.	CONVERTIBLE NON-CONTROLLING PREFERRED INTERESTS
Name of entity	December 31, 2021	Contributions	Distributions	Loss	Accretion	December 31, 2022
NADG NNN Operating LP	$42,848,955	$53,870,506	$(3,439,709)	$(909,657)	$6,015,464	$98,385,559
Name of entity	Contributions	Distributions	Loss	Accretion	December 31, 2021
NADG NNN Operating LP	$41,563,486	$(486,279)	$(92,330)	$1,864,078	$42,848,955
On July 9, 2021, the Partnership admitted convertible preferred unit holders (the “Preferred Holders”) to Operating LP. The Preferred Holders are investment entities managed by an affiliate of the General Partners. The Preferred Holders own Series A preferred units in the Operating LP and are entitled to receive a quarterly priority distribution equal to the greater of: (1) 6.25% per annum; or, (2) the current per annum yield on the Partnership’s Common Units based on the NAV of the Partnership. The Preferred Holders have the option to redeem their Series A preferred units, subject to a 30-month hold period with the Partnership’s option to extend the hold period under certain circumstances and may exchange their Series A preferred units for Common Units of the Partnership upon a liquidation event such as an initial public offering. As of December 31, 2022, the Series A preferred units are valued at the redemption value equal to $10,400 per unit, the NAV of the Common Units.
10.	SUPPLEMENTAL DETAIL FOR CERTAIN COMPONENTS OF THE CONSOLIDATED BALANCE SHEETS
Other assets consist of the following:
Years ended December 31,	2022	2021
Accounts receivable, net	$1,344,468	$2,398,765
Deferred rent receivables	6,328,865	5,021,748
Prepaid assets	2,400,376	2,850,097
Total other assets	$10,073,709	$10,270,610
11.	RELATED PARTY TRANSACTIONS
Related parties consist of the General Partner and the Sponsor of the Partnership, their employees, officers, directors and parties related to them and entities under their control. In addition to disclosures elsewhere in these consolidated financial statements:
(a)
During the years ended December 31, 2022 and 2021, the Partnership incurred structuring fees and placement fees (“Issue Costs”) of (1) $18,712 and $236,630, respectively, payable to NAPG Equities Inc. (“Equities”) in respect of Common Units issued to Canadian investors, and (2) $597,092 and $447,129, respectively, payable to North American Property Group (“NAPG”) and $199,030 and $174,129, respectively, payable to North American Realty Services, LLLP (“NARS”), in each case, in respect of Common Units issued to U.S. investors. Equities and NAPG are owned by one of the directors of the General Partner, and NARS is a partnership affiliated with the General Partner. A director of NARS is also a director of the General Partner. As of December 31, 2022 and 2021, the Partnership had an amount owing to Equities of $NIL and $2,000, respectively, relating to these Issue Costs, which was included in “Accounts payable and accrued liabilities” on the accompanying consolidated balance sheets.

(b)
During the years ended December 31, 2022 and 2021, the Partnership incurred asset management fees of $3,638,276 and $2,722,910, respectively, acquisition fees of $688,981 and $1,114,172, respectively, property management fees of $918,490 and $648,711, respectively, and financing fees of $NIL and $1,012,500, respectively, payable to NARS. As of December 31, 2022 and 2021, the Partnership had a payable to NARS relating to these fees of $1,118,126 and $1,326,832, respectively, which is included in “Accounts payable and accrued liabilities” on the accompanying consolidated balance sheets. Subsequent to December 31, 2022, this amount was paid in full.

(c)
The Sponsor holds 500 Common Units in the Partnership as described in Note 1. During the years ended December 31, 2022 and 2021, the Partnership paid aggregate distributions to the Sponsor (in the same amount per Common Unit as are paid to all other investors) in the amount of $290,000 and $279,550, respectively, and to other related parties holding an aggregate of 522.49 Common Units in the amount of $301,032 and $284,062, respectively.

(d)
During the year ended December 31, 2021, the Partnership acquired two properties for an aggregate purchase price of $5,086,089 from an affiliate of the General Partner. The purchase price was based on an exchange amount agreed to by both parties.

12.	CONTINGENCIES
Litigation
From time to time, the Partnership is a party to various litigation matters incidental to the conduct of the Partnership’s business. While the resolution of such matters cannot be predicted with certainty, based on currently available information, the Partnership does not believe that the final outcome of any of these matters will have a material effective on its consolidated balance sheets, consolidated statements of operations or liquidity.
Environmental matters
As an owner of real estate property, the Partnership is subject to various U.S. federal, state and municipal laws related to environmental matters. These laws could hold the Partnership liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect the Partnership’s ability to sell its real estate or to borrow using real estate as collateral and could potentially result in claims or other proceedings against the Partnership. The Partnership engages third party consultants to review the environmental condition of such property as part of its due diligence review prior to acquisition and is not aware of any material non-compliance with environmental laws at any of its properties.
Property and acquisition related
In the normal course of business, the Partnership enters into various types of commitments to purchase real estate properties or fund development projects. These commitments are generally subject to the Partnership’s customary due diligence process and, accordingly, a number of specific conditions must be met before the Partnership is obligated to purchase the properties.
As of December 31, 2022, the Partnership did not have any material commitments for re-leasing costs, recurring capital expenditures, non-recurring building improvements, or similar types of costs.
13.	SUBSEQUENT EVENTS
The Partnership identified the following events subsequent to December 31, 2022 that are not recognized in the accompanying consolidated financial statements:
(a)
On March 17, 2023, the Partnership amended the credit agreement for the Revolving Credit Facility with CIBC Bank USA (see Note 6(b)) to replace U.S. dollar LIBOR with the Term Secured Overnight Financing Rate (“Term SOFR”) as of March 17, 2023.

(b)	Subsequent to December 31, 2022, the Partnership paid out Common Unit redemptions in the aggregate amount of $6,331,200.

(c)
On January 13, 2023 and February 7, 2023, the Partnership made a principal repayment of $26,500,000 and $10,000,000, respectively to the Revolving Credit Facility. Subsequent to February 7, 2023, the Partnership borrowed an additional $46,390,000 from the Revolving Credit Facility to fund additional property acquisitions.

(d)
Subsequent to December 31, 2022, investors have subscribed for a further 1,046.06 Common Units in the Partnership at a subscription price of $10,400 per unit. The Partnership issued 1,046.06 Common Units to these investors and received capital contributions of $10,879,000. Subsequent to December 31, 2022, the Partnership issued a further 332.32 Series A preferred units to the Preferred Holders and received capital contributions of $3,456,175.

(e)
Subsequent to December 31, 2022, the Partnership acquired an additional 20 properties for an aggregate purchase price of $62,339,231. All properties acquired were leased at acquisition, with an average remaining lease term of approximately 9.0 years. All leases are generally net leases, where the tenant is responsible for the payment of real estate taxes, insurance premiums and maintenance costs related to the leased property.

(f)
Subsequent to December 31, 2022, the Partnership sold a property for $2,000,000. The Partnership received net proceeds of $1,861,419 after paying closing costs of $138,581. In accordance with the provisions under the Master Indenture Agreement, gross proceeds from the sale have been deposited to a restricted escrow account. The aggregate cost of the cost of the property sold, at the date of sale was $2,193,736.

(g)
Subsequent to December 31, 2022, the Joint Venture sold a property for $2,350,000. The Joint Venture received net proceeds of $2,214,895 after paying closing costs of $135,105. In accordance with the provisions under the Master Indenture Agreement, gross proceeds from the sale have been deposited to a restricted escrow account. The aggregate cost and associated accumulated depreciation and amortization of the property sold, at the date of sale, were $1,890,611 and $196,392, respectively.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Quick Service Restaurant	Mechanicsville	VA	$698	$1,331	$—	$698	$1,331	$2,029	$193	1996	2018-06-27	10-39 years
Full Service Restaurant	Midwest City	OK	1,159	2,467	—	1,159	2,467	3,626	617	2002	2016-03-31	10-39 years
Convenient Store with Gas	Trenton	NJ	744	561	—	744	561	1,305	78	1985	2018-06-27	10-39 years
Cellular	Martinsville	IN	142	219	—	142	219	361	37	2016	2016-05-19	10-39 years
Convenient Store with Gas	Hickory Hills	IL	3,988	—	—	3,988	—	3,988	—	2004	2018-06-28	10-39 years
Cellular	Terre Haute	IN	347	459	—	347	459	806	97	2015	2016-05-31	10-39 years
Mattress	Lawrence	KS	658	733	—	658	733	1,391	100	1997	2018-06-29	10-39 years
Full Service Restaurant(4)	Gulf Shores	AL	2,239	—	—	2,239	—	2,239	—	2007	2016-06-15	10-39 years
Home Improvement	St. Ann	MO	647	813	—	647	813	1,460	115	2016	2018-06-29	10-39 years
Full Service Restaurant	Naperville	IL	1,020	2,071	—	1,020	2,071	3,091	440	1991	2016-07-29	10-39 years
National Sports Bar	Irving	TX	928	1,610	—	928	1,610	2,538	293	2000	2018-07-25	10-39 years
Automotive	Salt Lake	UT	195	400	—	195	400	595	133	2004	2016-08-17	10-39 years
Full Service Restaurant	Irving	TX	1,202	2,369	—	1,202	2,369	3,571	400	2000	2018-07-25	10-39 years
Quick Service Restaurant	Raleigh	NC	378	908	—	378	908	1,286	198	1971	2016-08-23	10-39 years
Full Service Restaurant	Southington	CT	692	1,257	—	692	1,257	1,949	173	1978	2018-08-17	10-39 years
Quick Service Restaurant	Hoover	AL	705	940	—	705	940	1,645	197	2014	2016-09-22	10-39 years
Quick Service Restaurant	Elkhart	IN	1,086	1,955	—	1,086	1,955	3,041	267	2018	2018-10-19	10-39 years
Quick Service Restaurant	Westworth	TX	1,028	1,082	—	1,028	1,082	2,110	212	2016	2016-11-04	10-39 years
Quick Service Restaurant	Fredericksburg	VA	438	732	—	438	732	1,170	115	2012	2018-11-06	10-39 years
Full Service Restaurant	Oklahoma City	OK	1,171	1,304	—	1,171	1,304	2,475	345	2015	2016-11-28	10-39 years
Quick Service Restaurant	Crystal Lake	IL	941	805	—	941	805	1,746	118	1980	2018-11-13	10-39 years
Full Service Restaurant	Tinley Park	IL	1,002	2,443	—	1,002	2,443	3,445	527	2004	2016-12-05	10-39 years
National Sports Bar	Clarksville	IN	721	1,694	—	721	1,694	2,415	223	1978	2018-12-11	10-39 years
Full Service Restaurant	Henderson	NV	1,020	1,574	—	1,020	1,574	2,594	304	2000	2016-12-30	10-39 years
National Sports Bar	Dayton	OH	828	1,471	—	828	1,471	2,299	217	2003	2018-12-11	10-39 years
Full Service Restaurant	Rosemont	IL	2,360	2,561	—	2,360	2,561	4,921	486	2001	2017-02-10	10-39 years
National Sports Bar	Florence	KY	768	1,327	—	768	1,327	2,095	212	2004	2018-12-11	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Mattress	Shakopee	MN	590	613	—	590	613	1,203	121	2016	2017-02-06	10-39 years
Family Entertainment	Conyers	GA	1,222	1,538	—	1,222	1,538	2,760	337	2000	2017-04-25	10-39 years
Automotive	Snellville	GA	596	906	—	596	906	1,502	136	1997	2018-12-12	10-39 years
Full Service Restaurant	Knoxville	TN	2,766	—	—	2,766	—	2,766	—	2012	2017-05-18	10-39 years
Full Service Restaurant	Mishawaka	IN	895	1,550	—	895	1,550	2,445	222	2002	2018-12-20	10-39 years
Full Service Restaurant	Commack	NY	915	1,458	—	915	1,458	2,373	282	1981	2017-05-25	10-39 years
Full Service Restaurant	Olathe	KS	2,059	—	—	2,059	—	2,059	—	2017	2017-06-27	10-39 years
Banking	Chicago	IL	1,226	2,117	—	1,226	2,117	3,343	313	1979	2017-06-29	10-39 years
Full Service Restaurant	Baton Rouge	LA	1,138	1,802	—	1,138	1,802	2,940	410	2009	2017-07-07	10-39 years
Car Wash	Scottsdale	AZ	2,671	—	—	2,671	—	2,671	—	1970	2017-07-26	10-39 years
Full Service Restaurant	Cincinnati	OH	674	1,034	—	674	1,034	1,708	293	2015	2017-08-14	10-39 years
Pharmacy	Chicago	IL	2,678	—	—	2,678	—	2,678	—	2005	2017-08-25	10-39 years
Quick Service Restaurant	Overland Park	KS	1,094	—	—	1,094	—	1,094	—	2007	2017-08-31	10-39 years
Full Service Restaurant	Irving	TX	1,107	1,670	—	1,107	1,670	2,777	230	2002	2018-12-28	10-39 years
Full Service Restaurant	Michigan City	IN	425	823	—	425	823	1,248	148	1991	2018-12-28	10-39 years
Quick Service Restaurant	San Antonio	TX	1,563	1,683	—	1,563	1,683	3,246	435	2015	2017-01-31	10-39 years
Full Service Restaurant	Wausau	WI	1,246	—	—	1,246	—	1,246	—	2016	2019-02-05	10-39 years
Full Service Restaurant	Columbus	OH	1,575	1,120	—	1,575	1,120	2,695	197	2000	2019-02-06	10-39 years
Quick Service Restaurant	Denver	NC	575	1,026	—	575	1,026	1,601	132	2018	2019-02-08	10-39 years
Banking	Midlothian	VA	2,041	—	—	2,041	—	2,041	—	2009	2019-02-08	10-39 years
Banking	Midlothian	VA	2,654	—	—	2,654	—	2,654	—	2009	2019-02-08	10-39 years
Full Service Restaurant	Chesterfield	VA	2,017	—	—	2,017	—	2,017	—	2009	2019-02-15	10-39 years
Quick Service Restaurant	Country Club Hills	IL	793	1,325	—	793	1,325	2,118	174	2007	2019-03-29	10-39 years
Healthcare	Bloomington	MN	625	1,242	—	625	1,242	1,867	138	2018	2019-04-18	10-39 years
Cellular	Snellville	GA	1,118	1,085	—	1,118	1,085	2,203	134	2012	2019-04-30	10-39 years
Quick Service Restaurant	Colorado Springs	CO	334	1,184	—	334	1,184	1,518	136	2013	2019-06-10	10-39 years
Quick Service Restaurant	Ashland	VA	330	665	—	330	665	995	85	2009	2019-06-19	10-39 years
Quick Service Restaurant	Chester	VA	475	656	—	475	656	1,131	86	2006	2019-06-19	10-39 years
Quick Service Restaurant	Mechanicsville	VA	450	498	—	450	498	948	66	2009	2019-06-19	10-39 years
Automotive	Melrose Park	IL	764	946	60	764	1,006	1,770	128	2014	2019-07-17	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Full Service Restaurant	Surprise	AZ	1,100	1,011	—	1,100	1,011	2,111	125	2000	2019-07-18	10-39 years
Grocery	Rochester	NY	8,230	—	292	8,230	292	8,522	—	2002	2019-09-26	10-39 years
Quick Service Restaurant	Springfield	MO	632	621	—	632	621	1,253	98	1998	2019-09-27	10-39 years
Pharmacy	Durham	NC	3,440	—	—	3,440	—	3,440	—	2000	2019-10-11	10-39 years
Banking	Glendale Heights	IL	2,851	—	—	2,851	—	2,851	—	2002	2019-10-17	10-39 years
Quick Service Restaurant	Park Ridge	IL	1,579	1,854	—	1,579	1,854	3,433	176	1965	2019-10-29	10-39 years
Quick Service Restaurant	Bolingbrook	IL	1,322	—	—	1,322	—	1,322	—	2006	2019-10-29	10-39 years
Full Service Restaurant	Saint Charles	IL	516	1,138	—	516	1,138	1,654	136	2000	2019-10-29	10-39 years
Quick Service Restaurant	Sarasota	FL	654	1,147	—	654	1,147	1,801	104	1994	2019-11-25	10-39 years
National Sports Bar	Winston Salem	NC	549	1,389	—	549	1,389	1,938	183	1996	2019-12-05	10-39 years
Pharmacy	Madison Heights	MI	2,269	—	—	2,269	—	2,269	—	2004	2019-12-05	10-39 years
Convenient Store with Gas	Mesa	AZ	1,095	—	—	1,095	—	1,095	—	1995	2019-12-09	10-39 years
Healthcare	Phoenix	AZ	1,150	801	—	1,150	801	1,951	91	2000	2019-12-09	10-39 years
Healthcare	Sun City	AZ	920	937	—	920	937	1,857	92	1982	2019-12-09	10-39 years
Convenient Store with Gas	Tempe	AZ	418	164	—	418	164	582	17	1996	2019-12-09	10-39 years
Dollar Stores	Loganville	GA	491	826	—	491	826	1,317	99	1996	2019-12-09	10-39 years
Pharmacy	Riverdale	GA	533	1,161	—	533	1,161	1,694	113	1995	2019-12-09	10-39 years
National Sports Bar	Chicago Ridge	IL	600	2,768	—	600	2,768	3,368	303	2015	2019-12-09	10-39 years
Banking	Louisville	KY	1,378	1,001	—	1,378	1,001	2,379	104	2002	2019-12-09	10-39 years
Mattress	Charlotte	NC	380	524	—	380	524	904	72	2015	2019-12-09	10-39 years
Automotive	Charlotte	NC	670	753	—	670	753	1,423	90	2015	2019-12-09	10-39 years
Banking	Winston Salem	NC	536	406	—	536	406	942	44	1972	2019-12-09	10-39 years
Automotive	Millville	NJ	633	1,159	—	633	1,159	1,792	120	2007	2019-12-09	10-39 years
Dollar Stores	Newark	NJ	600	2,327	—	600	2,327	2,927	210	2015	2019-12-09	10-39 years
Gas Station	Farmingville	NY	2,603	—	—	2,603	—	2,603	—	2013	2019-12-09	10-39 years
Cellular	Glen Cove	NY	1,150	469	—	1,150	469	1,619	51	1962	2019-12-09	10-39 years
Full Service Restaurant	Newark	OH	301	1,236	—	301	1,236	1,537	151	2005	2019-12-09	10-39 years
Pharmacy	Douglassville	PA	2,144	3,121	—	2,144	3,121	5,265	301	2006	2019-12-09	10-39 years
Convenient Store with Gas	Philadelphia	PA	2,287	—	—	2,287	—	2,287	—	1996	2019-12-09	10-39 years
National Sports Bar	Willow Grove	PA	525	3,603	—	525	3,603	4,128	419	2012	2019-12-09	10-39 years
Gas Station	Warwick	RI	1,332	—	—	1,332	—	1,332	—	2011	2019-12-09	10-39 years
Banking	Murfreesboro	TN	1,100	639	—	1,100	639	1,739	65	2006	2019-12-09	10-39 years
Banking	Murfreesboro	TN	700	941	—	700	941	1,641	90	2006	2019-12-09	10-39 years
Banking	Smyrna	TN	800	1,584	—	800	1,584	2,384	144	2005	2019-12-09	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Healthcare	Galveston	TX	1,066	1,569	—	1,066	1,569	2,635	152	2014	2019-12-09	10-39 years
Convenient Store with Gas	Fredericksburg	VA	1,931	—	—	1,931	—	1,931	—	2010	2019-12-09	10-39 years
Pharmacy	Richmond	VA	1,352	1,596	—	1,352	1,596	2,948	173	1998	2019-12-09	10-39 years
Cellular	Willow Grove	PA	2,089	2,439	—	2,089	2,439	4,528	191	2017	2019-12-09	10-39 years
Dollar Stores	Capitol Heights	MD	370	1,340	—	370	1,340	1,710	117	1941	2019-12-09	10-39 years
Car Wash	Atlanta	GA	1,974	1,581	—	1,974	1,581	3,555	123	2010	2020-04-09	10-39 years
Car Wash	Kennesaw	GA	909	915	—	909	915	1,824	85	2008	2020-04-09	10-39 years
Banking	Streamwood	IL	1,375	—	—	1,375	—	1,375	—	2019	2020-04-13	10-39 years
Healthcare	Memphis	TN	493	2,166	—	493	2,166	2,659	181	1994	2020-06-15	10-39 years
Quick Service Restaurant	Hanover Park	IL	601	975	—	601	975	1,576	79	1992	2020-07-10	10-39 years
Automotive	Joliet	IL	1,010	1,062	—	1,010	1,062	2,072	87	2008	2020-07-13	10-39 years
Quick Service Restaurant	Ashtabula	OH	262	931	—	262	931	1,193	80	2019	2020-08-05	10-39 years
Home Improvement	Sugar Hill	GA	345	648	—	345	648	993	54	1997	2020-08-24	10-39 years
Banking	Cumming	GA	1,080	1,984	—	1,080	1,984	3,064	134	2007	2020-08-25	10-39 years
Banking	Canton	MI	1,699	—	—	1,699	—	1,699	—	2007	2020-09-01	10-39 years
Convenient Store with Gas	Butler	NJ	495	925	—	495	925	1,420	64	2010	2020-09-04	10-39 years
Convenient Store with Gas	Plainfield	NJ	1,449	1,112	—	1,449	1,112	2,561	73	2010	2020-09-04	10-39 years
Healthcare	Midlothian	VA	582	1,179	—	582	1,179	1,761	91	2017	2020-09-09	10-39 years
Healthcare	Cloud	FL	826	1,159	—	826	1,159	1,985	78	2019	2020-09-23	10-39 years
Healthcare	Tallahassee	FL	924	869	—	924	869	1,793	58	2019	2020-09-23	10-39 years
Quick Service Restaurant	Norman	OK	1,275	1,150	—	1,275	1,150	2,425	78	2013	2020-09-25	10-39 years
Automotive	Cordova	TN	512	617	—	512	617	1,129	52	1993	2020-09-28	10-39 years
Healthcare	Cleveland	OH	693	1,955	—	693	1,955	2,648	141	1994	2020-09-29	10-39 years
Quick Service Restaurant	Cape Coral	FL	1,240	983	—	1,240	983	2,223	73	1992	2020-09-29	10-39 years
Automotive	Louisville	KY	387	237	—	387	237	624	29	1997	2020-09-30	10-39 years
Quick Service Restaurant	Louisville	KY	507	1,129	100	507	1,229	1,736	79	1999	2020-09-30	10-39 years
Full Service Restaurant	Louisville	KY	152	723	—	152	723	875	58	1988	2020-09-30	10-39 years
Cellular	Dallas	TX	2,198	1,392	—	2,198	1,392	3,590	92	1995	2020-10-19	10-39 years
Banking	Milford	CT	2,375	—	—	2,375	—	2,375	—	2010	2020-10-21	10-39 years
Full Service Restaurant	Scarborough	ME	1,901	—	—	1,901	—	1,901	—	2008	2020-10-27	10-39 years
Home Improvement	Scarborough	ME	4,746	—	—	4,746	—	4,746	—	2006	2020-10-27	10-39 years
Automotive	Brown Mills	NJ	1,096	—	—	1,096	—	1,096	—	2009	2020-11-02	10-39 years
Automotive	Holiday	FL	1,102	—	—	1,102	—	1,102	—	2019	2020-11-13	10-39 years
Healthcare	Pearland	TX	835	887	—	835	887	1,722	62	2009	2020-12-15	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Quick Service Restaurant	Toledo	OH	1,939	—	—	1,939	—	1,939	—	1992	2020-12-18	10-39 years
Jewelry	Toledo	OH	181	1,027	—	181	1,027	1,208	59	1995	2020-12-18	10-39 years
Healthcare	Cincinnati	OH	400	960	—	400	960	1,360	55	1949	2021-01-25	10-39 years
Quick Service Restaurant	Stephenville	TX	676	680	—	676	680	1,356	42	2019	2021-01-10	10-39 years
Quick Service Restaurant	San Angelo	TX	158	1,258	—	158	1,258	1,416	77	2019	2021-02-04	10-39 years
Jewelry	Greenville	SC	1,318	1,529	—	1,318	1,529	2,847	82	2021	2021-02-24	10-39 years
Healthcare	Norman	OK	533	864	—	533	864	1,397	48	2020	2021-03-22	10-39 years
Quick Service Restaurant	Mableton	GA	851	1,248	—	851	1,248	2,099	70	2016	2021-03-25	10-39 years
Cellular	Acworth	GA	756	1,219	—	756	1,219	1,975	69	2016	2021-03-29	10-39 years
Banking	Forest Park	OH	1,988	—	—	1,988	—	1,988	—	2006	2021-04-12	10-39 years
Quick Service Restaurant	Conover	NC	697	1,125	—	697	1,125	1,822	59	2007	2021-04-19	10-39 years
Car Wash	Northport	AL	1,080	928	—	1,080	928	2,008	49	2011	2021-04-26	10-39 years
Car Wash	Tuscaloosa	AL	970	997	—	970	997	1,967	51	2008	2021-04-26	10-39 years
Cellular	Dalton	GA	587	973	—	587	973	1,560	53	1980	2021-04-27	10-39 years
Mattress	Dayton	OH	845	975	—	845	975	1,820	50	2020	2021-04-30	10-39 years
Pharmacy	Bethany Beach	DE	974	2,436	—	974	2,436	3,410	116	2000	2021-04-30	10-39 years
Automotive	Owensboro	KY	1,622	—	—	1,622	—	1,622	—	2020	2021-05-20	10-39 years
Full Service Restaurant	Mays Landing	NJ	795	1,850	—	795	1,850	2,645	108	1994	2021-05-21	10-39 years
Automotive	Essexville	MI	79	920	—	79	920	999	41	2011	2021-05-28	10-39 years
Quick Service Restaurant	Mobile	AL	593	1,058	—	593	1,058	1,651	48	2020	2021-06-02	10-39 years
Banking	Lansdale	PA	907	1,811	—	907	1,811	2,718	74	2007	2021-07-08	10-39 years
Healthcare	Addison	IL	1,006	1,162	—	1,006	1,162	2,168	52	1977	2021-07-16	10-39 years
Quick Service Restaurant	Palos Heights	IL	720	1,108	—	720	1,108	1,828	50	2020	2021-07-28	10-39 years
Automotive	Woodstock	GA	940	924	—	940	924	1,864	41	2011	2021-08-10	10-39 years
Automotive	Allison Park	PA	697	1,074	—	697	1,074	1,771	44	2012	2021-08-10	10-39 years
Convenient Store with Gas	Augusta	SC	818	1,549	—	818	1,549	2,367	63	2002	2021-08-12	10-39 years
Car Wash	Knoxville	TN	1,798	1,455	—	1,798	1,455	3,253	61	2010	2021-08-20	10-39 years
Car Wash	Knoxville	TN	1,040	1,839	—	1,040	1,839	2,879	73	2019	2021-08-20	10-39 years
Healthcare	East Point	GA	249	813	—	249	813	1,062	36	1997	2021-08-23	10-39 years
Automotive	Norwalk	OH	353	683	—	353	683	1,036	31	2001	2021-09-02	10-39 years
Cellular	Greenville	NC	801	1,005	—	801	1,005	1,806	39	2011	2021-10-20	10-39 years
Healthcare	Allen Park	MI	669	752	—	669	752	1,421	26	2020	2021-10-27	10-39 years
Healthcare	San Antonio	TX	531	933	—	531	933	1,464	34	1992	2021-10-28	10-39 years
National Sports Bar	McAllen	TX	1,287	2,313	—	1,287	2,313	3,600	92	2011	2021-11-04	10-39 years
Automotive	Fayetteville	NC	1,249	297	—	1,249	297	1,546	11	2021	2021-11-08	10-39 years
Pharmacy	Auburn	ME	681	2,044	—	681	2,044	2,725	81	1997	2021-11-12	10-39 years
Cellular	Smyrna	GA	1,072	1,374	—	1,072	1,374	2,446	55	2008	2021-11-19	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Pharmacy	Ocala	FL	977	2,176	—	977	2,176	3,153	80	2002	2021-11-19	10-39 years
Quick Service Restaurant	Mount Airy	NC	494	947	—	494	947	1,441	41	1990	2021-11-30	10-39 years
Quick Service Restaurant	Hurst	TX	930	1,558	—	930	1,558	2,488	54	2016	2021-12-02	10-39 years
Quick Service Restaurant	Okemos	MI	678	1,986	—	678	1,986	2,664	61	2016	2021-12-02	10-39 years
Full Service Restaurant	Woodstock	GA	1,948	2,372	—	1,948	2,372	4,320	86	1993	2021-12-07	10-39 years
Healthcare	Ridgeland	MS	591	2,602	—	591	2,602	3,193	81	2021	2021-12-09	10-39 years
Quick Service Restaurant	Dyersburg	TN	291	2,463	—	291	2,463	2,754	78	1998	2021-12-10	10-39 years
Pharmacy	Salem	VA	1,425	2,783	—	1,425	2,783	4,208	84	1956	2021-12-17	10-39 years
Banking	Cherry Hill	NJ	624	1,404	—	624	1,404	2,028	42	1970	2021-12-17	10-39 years
Automotive	Lorain	OH	419	648	—	419	648	1,067	23	2004	2021-12-20	10-39 years
Consumer Electronics	Eagan	MN	2,758	5,344	—	2,758	5,344	8,102	191	2006	2021-12-22	10-39 years
Automotive	Independence	MO	780	708	—	780	708	1,488	22	2021	2021-12-22	10-39 years
Quick Service Restaurant	Memphis	TN	1,029	1,657	—	1,029	1,657	2,686	51	1999	2021-12-23	10-39 years
Cellular	Greenville	MS	107	1,035	—	107	1,035	1,142	39	2000	2021-12-23	10-39 years
Cellular	McAllen	TX	1,579	1,404	—	1,579	1,404	2,983	46	2014	2021-12-27	10-39 years
Automotive	Abeline	TX	525	874	—	525	874	1,399	29	2006	2021-12-30	10-39 years
Automotive	Harlingen	TX	441	968	—	441	968	1,409	34	2004	2021-12-30	10-39 years
Cellular	Champaign	IL	1,440	2,603	—	1,440	2,603	4,043	75	2011	2022-01-19	10-39 years
Healthcare	Liverpool	NY	656	1,272	—	656	1,272	1,928	38	2021	2022-01-28	10-39 years
Gas Station	Fairfield	CT	733	861	—	733	861	1,594	27	2013	2022-02-08	10-39 years
Furniture Store	Anderson	SC	570	919	—	570	919	1,489	26	2007	2022-02-10	10-39 years
Jewelry	Burnsville	MN	1,846	—	—	1,846	—	1,846	—	2006	2022-02-11	10-39 years
Dollar Stores	West Columbia	SC	546	936	—	546	936	1,482	30	1996	2022-03-02	10-39 years
Cellular	Toledo	OH	697	944	—	697	944	1,641	33	1976	2022-03-02	10-39 years
Quick Service Restaurant	Naperville	IL	751	1,009	—	751	1,009	1,760	25	2017	2022-03-08	10-39 years
Furniture Store	Bloomington	IL	1,226	2,034	—	1,226	2,034	3,260	62	1991	2022-03-08	10-39 years
Healthcare	Conway	SC	565	1,080	—	565	1,080	1,645	27	2016	2022-03-09	10-39 years
Healthcare	St. Cloud	FL	1,270	2,270	—	1,270	2,270	3,540	49	2015	2022-03-30	10-39 years
Full Service Restaurant	Hagerstown	MD	1,553	—	—	1,553	—	1,553	—	2000	2022-04-04	10-39 years
Full Service Restaurant	Hagerstown	MD	2,429	—	—	2,429	—	2,429	—	2000	2022-04-04	10-39 years
Quick Service Restaurant	Hagerstown	MD	1,383	—	—	1,383	—	1,383	—	2000	2022-04-04	10-39 years
Healthcare	Amherst	NY	717	1,187	—	717	1,187	1,904	26	2020	2022-04-21	10-39 years
Office Retail	Naperville	IL	1,240	2,519	—	1,240	2,519	3,759	55	2005	2022-05-02	10-39 years
Banking	York	PA	600	3,684	—	600	3,684	4,284	32	1920	2022-08-29	10-39 years
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
(in thousands)
			Initial Costs(1)		Subsequent Costs Capitalized	Gross Amounts as of December 31, 2022(2)
Industry	City	State	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Construction/ Renovation Year	Date Acquired	Life on which Depreciation is Computed
Car Dealership	Charlotte	NC	1,360	1,978	—	1,360	1,978	3,338	19	2007	2022-09-23	10-39 years
Car Dealership	Charlotte	NC	1,577	2,527	—	1,577	2,527	4,104	27	1985	2022-09-23	10-39 years
Car Dealership	Charlotte	NC	5,165	5,393	—	5,165	5,393	10,558	71	2015	2022-09-23	10-39 years
Quick Service Restaurant	Hilliard	OH	2,541	—	—	2,541	—	2,541	—	1995	2022-10-05	10-39 years
Home Improvement	Springfield	PA	6,288	—	—	6,288	—	6,288	—	1956	2022-11-22	10-39 years
Car Dealership	Orlando	FL	2,073	4,270	—	2,073	4,270	6,343	4	1972	2022-12-20	10-39 years
Total			$233,742	$228,728	$452	$233,742	$229,180	$462,922	$19,790
(1)	The initial cost to the Partnership represents the original purchase price of the property.
(2)	The aggregate cost of real estate owned as of December 31, 2022 for U.S. federal income tax purposes was approximately $578,100 (unaudited).
(3)	This schedule excludes properties that are classified as assets held for sale as of December 31, 2022.
(4)	This real estate asset comprises two properties.
See accompanying report of independent registered public accounting firm.

NADG NNN PROPERTY FUND LP
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2022– (continued)
Change in total real estate and accumulated depreciation:
For the year ended December 31,	2022	2021
Real estate
Balance at beginning of year	$394,060,688	$277,585,806
Additions during the year:
Acquisitions	72,712,229	116,414,882
Building improvements	392,000	60,000
Deductions during the year:
Cost of real estate sold	(1,924,320)	—
Classified as assets held for sale	(2,317,926)	—
Balance at end of the year	$462,922,671	$394,060,688

Accumulated depreciation
Balance at beginning of year	$12,799,963	$7,891,550
Additions during the year:
Depreciation expense	7,113,854	4,908,413
Deductions during the year:
Classified as assets held for sale	(124,190)	—
Balance at end of the year	$19,789,627	$12,799,963
See accompanying report of independent registered public accounting firm.

    Shares

Common Stock
Prospectus
Morgan Stanley
J.P. Morgan
Wells Fargo Securities
BofA Securities
CIBC Capital Markets
Capital One Securities
   , 2023
Until    , 2023 (25 days after the date of this prospectus), all dealers effecting transactions in shares of our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 31.	Other Expenses of Issuance and Distribution.
The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee and the NYSE listing fee.
SEC Registration Fee	*
FINRA Filing Fee	*
NYSE Listing Fees	*
Accounting Fees and Expenses	*
Legal Fees and Expense	*
Printing Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous	*
Total	$ *
*	To be filed by amendment.
Item 32.	Sales to Special Parties.
See the response to Item 33 below.
Item 33.	Recent Sales of Unregistered Securities.
On June 30, 2023, we issued 100 shares of Common Stock to Stephen Preston in exchange for $1,000 in cash as our initial capitalization. We will repurchase these shares at cost upon completion of this offering. Such issuance was exempt from the requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.
In connection with the REIT Contribution Transactions, the OP will issue   OP Units, with an aggregate value equal to approximately $   million (based on the midpoint of the price range set forth on the cover page of the prospectus that forms a part of this registration statement). In connection with the Internalization, the OP will issue   OP Units, with an aggregate value of equal to approximately $   million (based on the midpoint of the price range set forth on the cover page of the prospectus that forms a part of this registration statement).
In each case, the aforementioned securities issued as consideration in the Internalization were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act.
Item 34.	Indemnification of Directors and Officers.
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property, or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.
The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that:
•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and
•	was committed in bad faith; or
•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. The charter provides, as permitted by the MGCL, that we may advance reasonable expenses incurred by a director or officer who is party to, or witness in, a proceeding in advance of the final disposition of the proceeding upon our receipt of:
•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and
•
a written undertaking by the director or officer or on his or her behalf to repay the amount advanced to him or her if it is ultimately determined that the standard of conduct for indemnification by us was not met.

Our charter also requires us to provide the same indemnification and advancement of expenses that we are permitted to provide to directors and officers to any person who (i) formerly served as a director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (ii) while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and that is made or threatened to be made a party to, or witness in, the proceeding by reason of such person’s service in that capacity. We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be reimbursed to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements also require that we use reasonable best efforts to acquire directors’ and officers’ liability insurance covering our directors and officers on terms and conditions deemed appropriate by our board of directors. Each indemnification agreement may only be amended by the mutual written agreement of our Company and the director or officer party thereto.
The rights to indemnification and advance of expenses provided by the charter vest immediately upon election of a director or officer. Our charter also permits us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 35.	Treatment of Proceeds from Stock Being Registered.
The consideration to be received by us from the securities registered hereunder will be credited to the appropriate capital account.
Item 36.	Financial Statements and Exhibits.
(A)	Financial Statements: See Index to Financial Statements.
(B)	Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11.

Exhibit	Description
#1.1	Form of Underwriting Agreement
#3.1	Form of Articles of Amendment and Restatement of FrontView REIT, Inc., to be in effect upon the completion of this offering.
#3.2	Form of Amended and Restated Bylaws of FrontView REIT, Inc., to be in effect upon the completion of this offering.
#4.1	Form of Common Stock Certificate of FrontView REIT, Inc.
#5.1	Opinion of Venable LLP with respect to the legality of the securities.
#8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP with respect to certain tax matters.
#10.1	Form of Amended and Restated Partnership Agreement of FrontView Operating Partnership LP, to be in effect upon the completion of this offering.
#10.2
Internalization Agreement, dated as of August 23, 2023, by and among FrontView REIT, Inc.,
FrontView Operating Partnership LP, NADG NNN Property Fund LP, NADG NNN Operating LP, NADG (US) LLLP, NADG (US), Inc., NADG NNN Property Fund GP, LLLP, NADG NNN Operating GP, LLLP and North American Realty Services, LLLP.

†#10.3	Contribution Agreement, dated as of , 2023, by and between NADG NNN Property Fund LP and FrontView Operating Partnership LP.
†#10.4	Contribution Agreement, dated as of , 2023, by and between NADG NNN Convertible Preferred LLC and FrontView Operating Partnership LP.
†#10.5	Contribution Agreement, dated as of , 2023, by and between NADG NNN Convertible Preferred (Canadian) LP and FrontView Operating Partnership LP.
†#10.6	FrontView REIT, Inc. 2023 Omnibus Equity and Incentive Plan.
†#10.7	Employment Agreement with Stephen Preston.
†#10.8	Employment Agreement with Randall Starr.
†#10.9	Employment Agreement with Drew Ireland.
#10.10	Form of Indemnification Agreement, between FrontView REIT, Inc. and each of its officers and directors.
#10.11	Master Indenture Agreement, dated as of December 9, 2019 (as amended or supplemented), among the Issuers set forth on Schedule I thereto and Citibank, N.A., as Indenture Trustee.
#21.1	List of Subsidiaries of FrontView REIT, Inc.
#23.1	Consent of KPMG LLP
#23.2	Consent of Venable LLP (contained in Exhibit 5.1)
#23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (contained in Exhibit 8.1)
#23.4	Consent of Rosen Consulting Group
#99.1	Consent of Robert S. Green
#99.2	Consent of Noelle LeVeaux
#99.3	Consent of Ernesto Perez
#99.4	Consent of
#99.5	Consent of
#107	Filing Fee Table
#	To be filed by amendment.
†	Indicates management contract or compensatory plan.
Item 37.	Undertakings.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(c)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas, on this 23rd day of August, 2023.
FrontView REIT, Inc.

By:	/s/ Stephen Preston
Stephen Preston
Chairman of the Board, Co-Chief Executive Officer and Co-President

By:	/s/ Randall Starr
Randall Starr
Co-Chief Executive Officer and Co-President
KNOW ALL BY THESE PRESENTS, that each of the undersigned directors and officers of FrontView REIT, Inc. constitutes and appoints each of Stephen Preston and Randall Starr, or any of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Date: August 23, 2023	By:	/s/ Stephen Preston
Stephen Preston
Chairman of the Board, Co-Chief Executive Officer and Co-President (Co-Principal Executive Officer)

Date: August 23, 2023	By:	/s/ Randall Starr
Randall Starr
Co-Chief Executive Officer and Co-President (Co-Principal Executive Officer)

Date: August 23, 2023	By:	/s/ Robert S. Green
Robert S. Green
Director

Date: August 23, 2023	By:	/s/ Ernesto Perez
Ernesto Perez
Director

Date: August 23, 2023	By:	/s/ Sean Fukumura
Sean Fukumura
Interim-Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)